As filed with the Securities and Exchange Commission on February 26, 2007.
Registration Statement No. ♦

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Little Squaw Gold Mining Company
(Exact name of Registrant as specified in its charter)

Alaska	**1040**	**91-0742812**
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employee Identification No.)

3412 S. Lincoln Dr., Spokane, Washington 99203-1650	**(509) 624-5831**
(Address of principal executive offices)	(Registrant's telephone number, including area code)

Copies to:

Richard R. Walters, President
Little Squaw Gold Mining Company
3412 S. Lincoln Dr.
Spokane, Washington 99203-1650
(509) 624-5831

Kenneth G. Sam, Esq.
Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647
Phone: (303) 629-3400
Facsimile: (303) 629-3450

(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: From time to time after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit[(1)(5)]	Proposed maximum aggregate offering price	Amount of registration fee
Common stock to be offered for resale by selling stockholders[(2)]	3,012,002	$1.28	$3,855,362.56	$119
Common stock acquirable upon exercise of warrants to be offered for resale by selling stockholders[(3)(6)]	1,506,001	$1.50	$2,259,001.50	$70
Common stock acquirable upon exercise of agent's options to be offered for resale by selling shareholders[(4)(6)]	225,900	$1.17	$264,303.00	$9
Total	4,743,903	--	$6,438,901.10	$198

(1)   Calculated pursuant to Rule 457(c) and (g) under the Securities Act of 1933, as amended.
(2)   Represents shares of common stock held by selling shareholders registered for resale under this registration statement.
(3)   Represents shares of common stock acquirable upon exercise of warrants held by selling shareholders.
(4)   Represents shares of common stock acquirable upon exercise of options and underlying warrants held by selling agents.
(5)   Estimated pursuant to Rule 457(c) solely for purposes of calculating amount of registration fee, based on the average of the bid and ask sales prices of the Registrant's common stock (ranging from $1.30 to $1.25 per share) on February 22, 2007, as quoted in the National Association of Securities Dealers Over-the-Counter Bulletin Board.
(6)   Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued as a result of the anti-dilution provisions contained in the warrants or options.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares, and the selling shareholders are not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.

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PRELIMINARY PROSPECTUS

Subject to Completion: Dated February 26, 2007

Little Squaw Gold Mining Company

4,743,903 Shares of Common Stock

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This prospectus relates to the resale of up to 4,743,903 shares of the common stock, par value $0.10 per share, of Little Squaw Gold Mining Company, by selling shareholders described herein. All of the shares being offered, when sold, will be sold by selling shareholders. The shares of common stock registered for resale under this registration statement include:

- 3,012,002 shares of common stock held by selling shareholders;

- 1,506,001 shares of common stock acquirable upon exercise of Class C warrants at an exercise price of $1.50 per share until December 27, 2008 held by selling shareholders; and

- 225,900 shares of common stock acquirable upon exercise of agent options at an exercise price of $1.00 per unit held by selling shareholders, each unit consisting of one full share of common stock (150,600 shares) and one half of a Class C Warrant (75,300) with an exercise price of $1.50 per share. The agent options expire one year from the date of issuance.

The price at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

We will not receive any proceeds from the sale or distribution of the common stock by the selling shareholders. We may receive proceeds from the exercise of the Class C Warrants and the agent options upon exercise of these warrants and agents options, if any, and will use the proceeds from any exercise for general working capital purposes.

Our common stock is quoted on the National Association of Securities Dealers "NASD" Over-the-Counter Bulletin Board "OTCBB" under the symbol "LITS". On February 22, 2007, the closing sale price for our common stock was $1.25 on the NASD OTCBB.

Investing in our common stock involves risks. See "Risk Factors and Uncertainties" beginning on page 8.

These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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The date of this prospectus is February 26, 2007.

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TABLE OF CONTENTS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

SUMMARY INFORMATION

The Offering

This is an offering of up to 4,743,903 shares of our common stock by certain selling shareholders.

Shares Offered By the Selling Shareholders	4,743,903 shares of common stock, $0.10 par value per share, including:
	3,012,002 shares of common stock held by selling shareholders;
	1,506,001 shares of common stock acquirable upon exercise of Class C Warrants at an exercise price of $1.50 per share for a period of two years from the date of issue; and
	225,900 shares of common stock acquirable upon exercise of agent options at an exercise price of $1.00 per unit held by selling shareholders, each unit consisting of one full share of common stock (150,600 shares) and one half of a Class C Warrant (75,300 warrant shares) with an exercise price of $1.50 per share. The agent options expire one year from the date of issuance.
Offering Price	Determined at the time of sale by the selling shareholders
Common Stock Outstanding as of December 31, 2006	29,864,172 shares
Use of Proceeds	We will not receive any of the proceeds of the shares offered by the selling shareholders. We may receive proceeds from the exercise of the Class C Warrants and agent options, upon exercise of these warrants and options, if any, and will use the proceeds from any exercise for general working capital purposes.
Dividend Policy	We currently intend to retain any future earnings to fund the growth of our business. Therefore, we do not currently anticipate paying cash dividends.
OTC Bulletin Board Symbol	LITS

Unless otherwise indicated, the number of shares of our common stock outstanding as of December 31, 2006 excludes:

- 415,000 shares of common stock issuable upon vested exercise of options outstanding as of December 31, 2006 at a weighted average exercise price of approximately $0.38 per share; and

- 900,000 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2006 at a weighted average exercise price of $0.35 to $0.40 per share;

- 5,000,000 shares issuable upon conversion of 6% convertible debentures at the conversion price of $0.20 per share outstanding as of December 31, 2006;

- 3,000,000 shares of common stock issuable upon exercise of Class A Warrants at an exercise price of $0.30 through November 21, 2008;

- 310,000 shares of common stock available for future grant under our Restated 2003 Stock Option Plan as of December 31, 2006;

- 2,337,000 shares of common stock issuable upon exercise of Class B Warrants at an exercise price of $0.50 per share from February 1, 2007 through January 31, 2008, and $0.65 per share from February 1, 2008 through January 31, 2009;

- 3,360,000 shares of common stock issuable upon exercise of Class B Warrants at an exercise price of $0.35 per share through February 24, 2007, $0.50 per share from February 25, 2007 through February 24, 2008, and $0.65 per share from February 25, 2008 through February 24, 2009;

- 1,506,001 shares of common stock acquirable upon exercise of Class C Warrants at an exercise price of $1.50 per share until December 27, 2008 held by selling shareholders; and

- 225,900 shares of common stock acquirable upon exercise of agent options at an exerciser price of $1.00 per unit held by selling shareholders, each unit consisting of one full share of common stock (150,600 shares) and one half of a Class C Warrant (75,300 warrant shares) with an exercise price of $1.50 per share. The agent options expire one year from the date of issuance.

As of February 20, 2007, we had 31,920,366 shares of common stock issued and outstanding. We issued a total of 2,056,194 shares of common stock subsequent to December 31, 2006 and through February 20, 2007, including 90,000 shares issued for Class A Warrants exercised, 1,965,194 issued for Class B Warrants exercised and 1,000 shares issued to an existing shareholder to correct Company records related that individual's holdings of our common stock. We expect additional Class B Warrants to be exercised prior to close of business on February 24, 2007, when the exercise price of the second tranche (3,360,000) of those warrants increases from $0.35 to $0.50 per share. These warrants may not be exercised.

Summary of Our Business

We, Little Squaw Gold Mining Company or the Company, are engaged in the business of acquiring, and exploring mineral properties throughout the Americas, primarily those containing gold and associated base and precious metals. We were incorporated under the laws of the State of Alaska on March 26, 1959. Our executive offices are located at 3412 S. Lincoln Dr., Spokane, WA 99203, and our phone number there is (509) 624-5831.

At this time we have two properties, both of which are exploration stage properties. Our principal property is in Alaska and is referred to as the Chandalar property. A secondary property is located in Nevada, and is known as the Broken Hills West property.

The Broken Hills West gold exploration property is located in the Fallon-Manhattan Mineral Belt of west-central Nevada in Mineral County 15 miles north of the town of Gabbs. A paved highway, State Route 361, runs through the property. The mineral rights are secured by 22 unpatented federal lode mining claims located on U.S. Bureau of Land Management ground. A private prospector known as "the David C. and Debra J. Knight Living Trust" is the original locator of the claims, and is the current owner. There are 22 contiguous mining claims in all, each of 20 acres size, constituting a single claims block of 440 acres.

The Mining Lease and the federal lode claims are in good standing. The Broken Hills West mining claims were acquired on the recommendations of two independent consulting geologists retained by us. The consultants spent two weeks examining the

property, taking outcrop and float samples for trace element analyses and making a detailed 1:2,400 scale geologic map. We have plans to continue our exploration of the Broken Hills West property during 2007.

Our focus has been, and will continue to be for the foreseeable future on the Chandalar property, which is located approximately 190 air miles north-northwest of Fairbanks, Alaska, and 48 miles northeast of Coldfoot, in the Chandalar mining district. The center of the district is approximately 70 miles north of the Arctic Circle. We own in fee 426.5 acres of patented federal mining claims consisting of 21 lode claims, one placer claim and one mill site. We control an additional 14,206.5 acres of unpatented State of Alaska mining claims consisting of 120 claims. State mining claims provide exploration and mining rights to both lode and placer mineral deposits. The claims are contiguous, comprising a block covering 14,633 acres (22.9 square miles), and are being maintained by us specifically for the possible determination of possible placer and lode gold deposits. We do not intend to conduct mining operations on our own account at this time. Rather, we plan to undertake cost efficient and effective exploration activities to discover mineralization and potentially mineral reserves, which may upgrade the value of our properties and then joint venture or sell properties to qualified major mining companies. We intend to focus our activities only on projects that are primarily gold deposits.

We are an exploration stage company, and none of the properties that we own or control contain any known ore reserves or mineralized material according to the definition of ore reserves under SEC Industry Guide 7. Although there is a history of past lode and placer production on our Chandalar property, the property is at an early stage of exploration, and the probability that ore reserves that meet SEC guidelines will be discovered on an individual prospect at Chandalar is slight. We have assayed lode gold mineralization in samples from 30 prospects and five past producing mine sites on our Chandalar property, as well as placer gold from a past producing placer mine. A great deal of further work is required on our properties before a final determination as to the economic and legal feasibility of a mining venture can be made. There is no assurance that a commercially viable deposit will be proven through the exploration efforts by us at Chandalar. The funds expended on our properties may not be successful in leading to the delineation of ore reserves that meet the criteria established under SEC guidelines.

The arctic climate at Chandalar limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. There are many operating mines located elsewhere within North America that are located above the Arctic Circle. Management believes year-round operations at Chandalar are feasible should an exploitable deposit of gold be proven through seasonal exploration.

We believe we have sufficient working capital to fund exploration work on our properties and for working capital requirements for the next 12 months. We expect to fund additional work beyond the next twelve months through the possible exercise of warrants, private placement offerings of our securities or possibly by entering into a joint venture agreement on our Chandalar property with a senior mining company partner which could involve, in part, their purchasing our securities.

Selected Financial Data

The selected financial information presented below as of and for the periods indicated is derived from our financial statements contained elsewhere in this prospectus and should be read in conjunction with those financial statements.

STATEMENT OF OPERATIONS DATA:	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,	
	2006	2005	2006	2005	2005	2004
	(unaudited)		(unaudited)			
Revenue	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Expenses	706,303	92,200	1,460,907	278,101	362,288	553,765
Other (income) expense	36,303	2,941	108,293	5,887	23,961	(587)
Net Loss	742,606	95,141	1,569,200	283,988	386,249	553,178
Loss per Common share*	$0.03	Nil	$0.06	Nil	$0.02	$0.04
Weighted Average Number of Common Shares Outstanding	26,811,869	15,835,594	25,015,838	15,573,728	15,858,637	14,811,488

* Basic.

BALANCE SHEET DATA:

	At September 30, 2006	At December 31, 2005	At December 31, 2004
	(unaudited)		
Working Capital	$ 1,401,164	$ 888,110	$ 1,261
Total Assets	2,328,152	1,361,630	367,560
Accumulated Deficit	(3,964,550)	(2,395,350)	(2,009,101)
Stockholders' Equity	1,364,445	585,700	279,768

RISK FACTORS AND UNCERTAINTIES

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

Our failure to successfully address the risks and uncertainties described below, or other unknown risks, would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment.

Estimates of mineralized material are inherently forward-looking statements subject to error. Unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results may differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

We have no proven or probable reserves on our Chandalar property and we may never identify any commercially exploitable mineralization.

We have no probable or proven reserves, as defined in SEC Industry Guide 7, on our Chandalar or Broken Hills West properties. Consequently, we have not completed a feasibility study on our Chandalar property, which is the principal mineral property we currently own or control. Minerals may not be discovered in sufficient quantities and grade at Chandalar to justify commercial operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, labor and employment laws and environmental protection. If we are unable to upgrade our mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations, we will be unable to establish any mining operations, generate any revenues from our properties or realize any return from our investments in exploration on our Chandalar property, which could result in a decline in our stock price.

We have no history of commercial production.

No gold has been produced from the Broken Hills West property. Small scale placer and lode miners have historically produced limited amounts of gold on the Chandalar property. There, recorded historical production since 1904 totals 83,987 ounces of gold (not all of the gold production has been recorded). Between 1979 and 1999 we were paid an 8% in kind production royalty of 1,246.14 ounces of gold on 15,735.54 ounces of gold mined by our placer miner lessees. Between 1970 and 1983 combined lode production from our operations and those of our lessees was 9,039 ounces of gold from 11,819 tons. These operations were economically marginal and did not yield profits of any significance to us. We currently have no commercial placer or lode production operation at Chandalar, and have carried on our business of exploring the property at a loss. We expect to continue to incur losses unless and until such time as one of our properties enters into commercial production and generates sufficient revenues to fund our continuing operations. The establishment of mining operations at Broken Hills West or new mining operations at Chandalar will require the commitment of substantial resources toward exploration work and the completion of feasibility studies. We currently do not have sufficient funds to completely explore either property nor to complete a mining feasibility study should important quantities of mineralization be found. We expect to incur substantial losses for the foreseeable future related to operating expenses, exploration activities and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment are retained as we continue exploration activities. The amounts and timing of expenditures will depend on the progress of ongoing exploration, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not generate any revenues or achieve profitability.

Chandalar is located within the remote Arctic Circle region and exploration activities may be limited by climate and location.

Our current focus is on exploration of our Chandalar property. The arctic climate limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. The remote location of our Chandalar property limits access and increases exploration expenses. Costs associated with such activities are estimated to be between 25% and 50% higher than costs associated with similar activities in the lower 48 states in the United States. Transportation and availability of qualified personnel is also limited because of the remote location. Higher costs associated with exploration activities and limitations on the annual periods in which we can carry on exploration activities will increase the costs and time associated with our planned activities and could negatively affect the value of our property and securities.

We may be required to raise additional capital to fund our exploration programs on the Chandalar and our other properties.

We are an early stage company and currently do not have sufficient capital to fully fund any long-term plan of operation at the Chandalar property or the Broken Hills West property. We estimate that we currently have sufficient capital to fund our planned exploration work on the Chandalar property and our working capital requirements for the remainder of 2007; however, we estimate that we will require additional financing in 2008 and future years to fund exploration and exploitation of our properties, if warranted, to attain self-sufficient cash flows. We expect to obtain financing by private placement offerings of debt or our equity securities similar to those by which the selling shareholders acquired their shares and under comparable terms, or by the possible exercise of outstanding warrants, or also possibly by entering into a joint venture agreement on one or both of our properties with a senior mining company partner which could involve, in part, their purchasing our securities. We estimate that we will require substantial additional financing thereafter, the level of which will depend on the results of our exploration work and recommendations of our management and consultants. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration on any or all of our properties or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, may not be available on favorable terms or terms acceptable to us.

Our exploration activities may not be commercially successful.

We currently have no properties that produce gold. Mineral exploration is highly speculative in nature, involves many risks and is frequently nonproductive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. The exploration of our Chandalar property is far more advanced in terms of drilling targets definition than it is at our broken Hills West property. Accordingly, the focus of our current exploration plans and activities is conducting mineral exploration and deposit definition drilling at Chandalar. The success of this gold exploration is determined in part by the following factors:

- the identification of potential gold mineralization based on superficial analysis;
- availability of government-granted exploration permits;
- the quality of our management and our geological and technical expertise; and
- the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to determine metallurgical processes to extract metal, and to establish the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit at Chandalar would be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Any mineralized material or gold resources that may be discovered at Chandalar may be of insufficient quantities to justify commercial operations.

Exploration activities involve a high degree of risk.

Our operations on our properties will be subject to all the hazards and risks normally encountered in the exploration for deposits of gold. These hazards and risks include, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The parameters that would be used at our properties in estimating possible mining and processing efficiencies would be based on the testing and experience our management has acquired in operations elsewhere. Various unforeseen conditions can

occur that may materially affect estimates based on those parameters. In particular, past mining operations at Chandalar indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the underground mining operations are executed as planned to avoid mine grade dilution, resulting in uneconomic material being fed to the mill. Mining contracts for the miners at Chandalar would include clauses addressing this issue to help ensure planned requirements are met. Other unforeseen and uncontrollable difficulties may occur in planned operations at our properties which could lead to failure of the operation.

If we make a decision to exploit either of our properties based on gold mineralization that may be discovered and proven, we plan to process the resource using technology that has been demonstrated to be commercially effective at other geologically similar gold deposits elsewhere in the world. These techniques may not be as efficient or economical as we project, and we may never achieve profitability.

We may be adversely affected by fluctuations in gold prices.

The value and price of our securities, our financial results, and our exploration activities may be significantly adversely affected by declines in the price of gold and other precious metals. Gold prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the relative value of the United States dollar against foreign currencies on the world market, global and regional supply and demand for gold, and the political and economic conditions of gold producing countries throughout the world. The price for gold fluctuates in response to many factors beyond anyone's ability to predict. The prices that would be used in making any resource estimates at our properties would be disclosed and would probably differ from daily prices quoted in the news media. Percentage changes in the price of gold cannot be directly related to any estimated resource quantities at any of our properties, as they are affected by a number of additional factors. For example, a ten percent change in the price of gold may have little impact on any estimated resource quantities at Chandalar and would affect only the resultant cash flow. Because any future mining at Chandalar would occur over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons, including a belief that a low price of gold is temporary and/or that a greater expense would be incurred in temporarily or permanently closing a mine there.

Mineralized material calculations and life-of-mine plans, if any, using significantly lower gold and precious metal prices could result in material write-downs of our investments in mining properties and increased reclamation and closure charges.

In addition to adversely affecting any of our mineralized material estimates and its financial aspects, declining metal prices may impact our operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular event, such as a cave-in of a mine tunnel. Even if any of our projects may ultimately be determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in establishing operations or may interrupt on-going operations, if any, until the reassessment can be completed.

Title to our properties may be subject to other claims.

There may be valid challenges to the title to properties we own or control which, if successful, could impair our exploration activities on them. Title to such properties may be challenged or impugned due to unknown prior unrecorded agreements or transfers or undetected defects in titles.

A major portion of our mineral rights consist of "unpatented" lode mining claims created and maintained on federal and deeded state lands in accordance with the laws governing federal and Alaska state mining claims. We have no unpatented mining claims on federal land in the Chandalar mining district,but do have unpateneted state mining claims there. All of our claims comprising our Broken Hills West property are unpatented federal mining claims. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of complex federal and state laws and regulations. Also, unpatented mining claims are always subject to possible challenges by third parties or validity contests by the federal and state governments. In addition, there are few public records that definitively determine the issues of validity and ownership of unpatented state mining claims.

Estimates of mineralized material are subject to evaluation uncertainties that could result in project failure.

Our exploration and future mining operations, if any, at Chandalar or any of our other properties are and would be faced with risks associated with being able to accurately predict the quantity and quality of mineralized material within the earth using statistical sampling techniques. Estimates of any mineralized material on any of our properties would be made using samples obtained from appropriately placed underground workings and intelligently designed drilling. There is an inherent variability of assays between check and duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably

eliminated. Additionally, there also may be unknown geologic details that have not been identified or correctly appreciated at the current level of accumulated knowledge about our properties. This could result in uncertainties that cannot be reasonably eliminated from the process of estimating mineralized material. If these estimates were to prove to be unreliable, we could implement an exploitation plan that may not lead to commercially viable operations in the future.

We largely depend on a single property - the Chandalar property.

Our flagship mineral property at this time is the Chandalar property. We are largely dependent upon making a gold deposit discovery at Chandalar for the furtherance of the Company at this time. If our initial exploration results on our Broken Hills West property are negative and we are also unsuccessful in obtaining additional properties and achieving favorable results from exploration activities thereon, and should we be able to make an economic find at Chandalar, we would then be solely dependent upon a single mining operation for our revenue and profits, if any.

Government regulation may adversely affect our business and planned operations.

Our mineral exploration activities are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. New rules and regulations may be enacted or existing rules and regulations may be applied in a manner which could limit or curtail exploration at our properties. The economics of any potential mining operation on any of our properties would be particularly sensitive to changes in the federal and State of Alaska's tax regimes.

At present, Alaska has a 7% net profits mining license tax on all mineral production (AS 43.65), a 3% net profits royalty on minerals from state lands (AS 38.05.212) (where we hold unpatented state mining claims), and a graduated mining claim rental beginning at $0.50/acre. Alaska state corporate income tax is 9.4% if net profit is more than a set threshold amount. Alaska has an exploration incentive credit program (AS 27.30.010) whereby up to $20 million in approved accrued exploration credits can be deducted from the state mining license tax, the state corporate income tax, and the state mining royalty. All new mining operations are exempt from the mining license tax for 3 1/2 years after production begins. This generally favorable state tax regime could be reduced or eliminated. Such an event could materially hinder our ability to finance the future exploitation of any gold deposit we might prove-up at Chandalar, or elsewhere on State of Alaska lands. Amendments to current laws, regulations and permits governing our operations and the general activities of mining and exploration companies, or more stringent implementation thereof, could cause unanticipated increases in our exploration expenses, capital expenditures or future production costs, or could result in abandonment or delays in establishing operations at our Chandalar property.

Our activities are subject to environmental laws and regulation which may materially adversely affect our future operations, in which case our operations could be suspended or terminated.

We are subject to a variety of federal, state and local statutes, rules and regulations in connection with our exploration activities. We are required to obtain various governmental permits to conduct exploration at our properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous federal, state and local agencies. The duration and success of each permitting effort is contingent upon many variables not within our control. In the context of permitting, including the approval of reclamation plans, we must comply with known standards, existing laws, and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits or the adoption of more stringent permitting requirements could have a material adverse effect on our business, plans of operation, and properties in that we may not be able to proceed with our exploration programs.

Federal legislation and regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration and mining operations. These regulations will make the process for preparing and obtaining approval of a plan of operations much more time-consuming, expensive, and uncertain. Plans of operation will be required to include detailed baseline environmental information and address how detailed reclamation performance standards will be met. In addition, all activities for which plans of operation are required will be subject to a new standard of review by the Bureau of Land Management, which must make a finding that the conditions, practices or activities do not cause substantial irreparable harm to significant scientific, cultural, or environmental resource values that cannot be effectively mitigated.

Federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations. Although some mines continue to be approved in the United States, the process is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material effect on exploring and mining our properties. Compliance with statutory environmental quality requirements described above may require

significant capital investments, significantly affect our earning power, or cause material changes in our intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect our proposed activities. As a result of these matters, our operations could be suspended or cease entirely.

Title to our properties may be defective.

We hold certain interests in our properties in the form of unpatented mining claims. Unpatented mining claims are unique property interests, in that they are subject to the paramount title of the United States of America, and rights of third parties to uses of the surface and to minerals within their boundaries, and are generally considered to be subject to greater title risk than other real property interests. The validity of all unpatented mining claims is dependent upon inherent uncertainties and conditions. These uncertainties relate to matters such as:

- The existence and sufficiency of a discovery of valuable minerals, required under the U.S. 1872 Mining Law to establish and maintain a valid unpatented mining claim;
- Proper posting and marking of boundaries in accordance with the 1872 Mining Law and applicable state statutes;
- Whether the minerals discovered were properly locatable as a lode claim or a placer claim;
- Whether sufficient annual assessment work has been timely and properly performed; and
- Possible conflicts with other claims not determinable from descriptions of records.

The validity of an unpatented mining claim also depends on (1) the claim having been located on unappropriated federal land open to appropriation by mineral location, which is the act of physically going on the land and making a claim by putting stakes in the ground, (2) compliance with the 1872 Mining Law and applicable state statutes in terms of the contents of claim location notices or certificates and the timely filing and recording of the same, and (3) timely payment of annual claim maintenance fees (and the timely filing and recording of proof of such payment). In the absence of a discovery of valuable minerals, the ground covered by an unpatented mining claim is open to location by others unless the owner is in actual possession of and diligently working the claim. We are diligently working and are in actual possession of all our properties. The unpatented mining claims we own or control may be invalid, or the title to those claims may not be free from defects. In addition, the validity of our claims may be contested by the federal government or challenged by third parties.

Future legislation and administrative changes to the mining laws could prevent us from exploring our properties.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our ability to conduct exploration and mining activities. For example, during the 1999 legislative session, legislation was considered in the U. S. Congress which proposed a number of modifications to the 1872 Mining Law, which governs the location and maintenance of unpatented mining claims and related activities on federal land. Among these modifications were proposals which would have imposed a royalty on production from unpatented mining claims, increased the cost of holding and maintaining such claims, and imposed more specific reclamation requirements and standards for operations on such claims. None of these proposed modifications was enacted into law, but the same or similar proposals could be enacted by Congress in the future. In addition, as discussed above, the Bureau of Land Management finalized revised federal regulations which govern surface activities (including reclamation and financial assurance requirements) on unpatented mining claims (other than those located in a National Forest, which are governed by separate, but similarly stringent, Forest Service regulations). Those regulations are more stringent than past regulations, and may result in a more detailed analysis of, and more challenges to, the validity of existing mining claims, will impose more complex permitting requirements earlier in the exploration process, and will be more costly and time-consuming to comply with than previous regulations. Any change in the regulatory structure making it more expensive to engage in mining activities could cause us to cease operations.

We do not insure against all risks.

Our insurances will not cover all the potential risks associated with our operations. We may also be unable to maintain insurances to cover these risks at economically feasible premiums. Insurance coverages may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurances against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards for which we may not be insured against or for which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial condition and results of operations.

We compete with larger, better capitalized competitors in the mining industry.

The mining industry is acutely competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of exploration-stage properties, or properties capable of producing precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition and possible future revenues could be materially adversely affected by actions by our competitors.

We are dependent on our key personnel.

Our success depends on our key executives: Richard R. Walters, our President, Ted Sharp, our Chief Financial Officer, and Robert G. Pate, our Vice President of Operations and Chandalar Project Manager. The loss of the services of one or more of such key management personnel could have a material adverse effect on us. Our ability to manage our mineral exploration activities at our Chandalar and Broken Hills West properties or other locations where we may acquire mineral interests, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we may not be able to attract and retain such personnel.

Richard R. Walters, our President, and Ted Sharp, our Chief Financial Officer, do not dedicate 100% of their time on our business.

Richard R. Walters, our President, provides services under a consulting arrangement, which permits him to provide services to other companies. Mr. Walters also serves as a director and the Executive Vice President of Marifil Mines Limited, a public company traded on the Toronto Ventures Exchange, with properties in Argentina. Mr. Walters dedicates approximately 80% of his business time to Little Squaw, and his duties at Marifil Mines may detract from the time Mr. Walters can spend on our business. Ted Sharp, our Chief Financial Officer, also provides services under a consulting arrangement, which permits him to provide services to other companies. Mr. Sharp dedicates approximately 50% of his business time to Little Squaw, and currently, provides consulting services to a variety of small business clients, which may detract from the time Mr. Sharp can spend on our business. Mr. Sharp also serves part-time as Chief Financial Officer for Commodore Applied Technologies, Inc, a publicly-traded environmental solutions company. Mr. Walters and Mr. Sharp often conduct business remotely by internet communication. In the event of a failure of laptop or telecommunications, or at times of internet connection disruption, Mr. Walters and Mr. Sharp's ability to communicate with other company personnel or conduct company transactions may be obstructed.

Our officers and directors may have potential conflicts of interest due to their responsibilities with other entities.

The officers and directors of the Company serve as officers and/or directors of other companies in the mining industry, which may create situations where the interests of the director or officer may become conflicted. The consulting arrangements of Mr. Walters and Mr. Sharp allow them to provide services to other companies. One of our key officers, Mr. Walters, consults for another mining company. He is an officer and director of Marifil Mines Limited, a Canadian public company listed on the Canadian Ventures Exchange. The companies to which Mr. Walters and Mr. Sharp provide services may be potential competitors with our the Company at some point in the future. The directors and officers owe the Company fiduciary duties with respect to any current or future conflicts of interest.

We will be required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we expect that beginning with our annual report on Form 10-KSB for the fiscal year ended December 31, 2007, we will be required to furnish a report by management on our internal controls over financial reporting. Such report will contain among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. Beginning with our annual report on Form 10-KSB for the fiscal year ended December 31, 2008, such report must also contain a statement that our auditors have issued an attestation report on our management's assessment of such internal controls. Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, our management's assessment of the effectiveness of internal control over financial reporting under Section 404.

We are compiling the system and process documentation and performing the evaluation needed to comply with Section 404, which is both costly and challenging. We may not be able to complete our evaluation, testing and any required remediation in

a timely fashion. During the evaluation and testing process, we may identify one or more material weaknesses in our internal control over financial reporting, in which case we may not be able to assert that our internal controls are designed and operating effectively. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls when they are required to do so beginning December 31, 2008), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

Risks Related to this Offering

The market for our common shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of our common stock has ranged from a high $1.70 and a low $0.25 during the twelve month period ended December 31, 2006. The market price for our common stock closed at $1.25 on February 22, 2007. See "Market for Common Equity and Related Stockholder Matters" beginning on page 68 of this prospectus. The market price of our common stock may fluctuate significantly from its current level. The market price of our common stock may be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons, including the failure of the operating results of certain companies to meet market expectations that have particularly affected the market prices of equity securities of many exploration-stage companies that have often been unrelated to the operating performance of such companies. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, class action securities litigation has been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse affect on our business, operating results and financial condition.

We have convertible securities outstanding, which if fully exercised could require us to issue a significant number of shares of our common stock and result in substantial dilution to existing shareholders.

As of December 31, 2006, we had 29,864,172 shares of common stock issued and outstanding. We may be required to issue the following shares of common stock upon exercise or conversion of convertible securities: 5,000,000 shares of common stock acquirable upon conversion of the 6% convertible debentures; 415,000 shares of common stock acquirable upon exercise of options; 900,000 shares of common stock acquirable upon exercise of warrants at $0.35 to $0.40 per share; 3,000,000 shares of common stock acquirable upon exercise of Class A Warrants at $0.30 per share; 5,697,000 shares of common stock acquirable upon the exercise of Class B Warrants at $0.35 to $0.65 per share; 1,506,001 shares of common stock acquirable upon the exercise of Class C Warrants at $1.50 per share; and 150,600 units acquirable upon the exercise of agent options at $1.00 per unit, each unit consisting of one share of common stock (150,600 shares) and one half Class C Warrant exercisable to acquire 75,300 shares at $1.50 per share. If these convertible securities are fully converted or exercised, we would issue an additional 16,743,901 shares of common stock, and our issued and outstanding share capital would increase to 46,608,073 shares. The convertible securities are likely to be exercised or converted at the time when the market price of our common stock exceeds the conversion or exercise price of the convertible securities. Holders of such securities are likely to sell the common stock upon conversion which could cause our share price to decline.

As of February 20, 2007, we had 31,920,366 shares of common stock issued and outstanding. We issued a total of 2,056,194 shares of common stock subsequent to December 31, 2006 and through February 20, 2007, including 90,000 shares issued for Class A Warrants exercised, 1,965,194 issued for Class B Warrants exercised and 1,000 shares issued to an existing shareholder to correct Company records related that individual's holdings of our common stock. We expect additional Class B Warrants to be exercised prior to close of business on February 24, 2007, when the exercise price of the second tranche (3,360,000) of those warrants increases from $0.35 to $0.50 per share. These warrants may not be exercised.

Subsequent to December 31, 2006 and through February 20, 2007, a total of 90,000 Class A Warrants and 1,965,194 Class B Warrants were exercised. We expect that additional Class B Warrants to be exercised prior to close of business on February 24, 2007, when the exercise price of the second tranche (3,360,000) of those warrants increases from $0.35 to $0.50 per share. These warrants may not be exercised.

Broker-dealers may be discouraged from effecting transactions in our common stock because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a "penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASD equity security that has a market price of less than $5.00 per share. The market price of our common stock on the OTCBB during the period from January 1, 2004 to December 31, 2006, ranged between a high of $1.70 and a low of $0.21, and our common stock is deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the stock and impede the sale of our stock in the secondary market.

A broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

We have never paid a dividend to our shareholders, and we intend to retain our cash for the continued growth of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

FORWARD-LOOKING STATEMENTS

We use words like "expects," "believes," "intends," "anticipates," "plans," "targets," "projects" or "estimates" in this prospectus. When used, these words and other, similar words and phrases or statements that an event, action or result "will," "may," "could," or "should" occur, be taken or be achieved identify "forward-looking" statements. This prospectus contains "forward-looking information" which may include, but is not limited to, statements with respect to the following:

- future financial or operating performances of Little Squaw and its projects;
- the future price of gold, silver or other metals;
- the estimation of mineral resources and the realization of mineral reserves, if any, based on estimates;
- estimates related to costs of capital, operating and exploration expenditures;
- requirements for additional capital;
- government regulation of exploration activities operations, environmental risk and, as applicable, reclamation and rehabilitation expenses;
- title disputes or claims;
- limitations of insurance coverage; and
- the timing and possible outcome of pending regulatory and permitting matters.

Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined under the sections titled "Risk Factors and Uncertainties" beginning at page 8 of this prospectus, "Description of the Business" beginning at page 32 of this prospectus and "Management's Discussion and Analysis" beginning at page 61 of this prospectus Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Our management has included projections and estimates in this prospectus, which are based primarily on management's experience in the industry, assessments of our results of operations, discussions and negotiations with third parties and a review of information filed by our competitors with the Securities and Exchange Commission or otherwise publicly available. We caution

readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

DIVIDEND POLICY

We anticipate that we will retain any earnings to support operations and to finance the growth of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any further determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on the financial condition, operating results, capital requirements and other factors that our board deems relevant. We have never declared a dividend.

SELLING SHAREHOLDERS

This prospectus covers the offering of up to 4,743,901 shares of our common stock by selling shareholders. We will not receive any proceeds from the sale of the shares by the selling shareholders.

If we issue all of the common stock issuable upon exercise of the Class C Warrants held by selling shareholders, we will receive proceeds of $1.50 per share for aggregate proceeds of $2,259,001, if fully exercised. If we issue all of the common stock and Class C Warrants issuable upon exercise of the agents options, and those Class C Warrants are subsequently exercised at a price of $1.50 per share, we will receive proceeds of $263,550, if fully exercised. We intend to use such proceeds, if any, for general working capital purposes. We cannot assure you that any of the agents options or warrants will be exercised.

The shares issued to the selling shareholders or issuable to selling shareholders upon exercise of the warrants are "restricted" shares under applicable federal and state securities laws and are being registered to give the selling shareholders the opportunity to sell their shares. The registration of such shares does not necessarily mean, however, that any of these shares will be offered or sold by the selling shareholders. The selling shareholders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices.

The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. See "Plan of Distribution" beginning on page 19 of this prospectus. The selling shareholders reserve the sole right to accept or reject, in whole or in part, any proposed purchase of the registered shares to be made directly or through agents. The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the distribution of their registered shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

We will receive no proceeds from the sale of the registered shares, and we have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Shareholders Information

The following are the selling shareholders who own an aggregate of 3,012,002 shares of our common stock covered in this prospectus and have the right to acquire upon exercise an additional 1,506,001 shares of common stock upon exercise of warrants. The following also includes selling shareholders who own rights to acquire a total of 225,900 shares of our common stock issuable upon exercise of agent options and warrants. At December 31, 2006, we had 29,864,172 shares of common stock issued and outstanding.

Name	Before Offering		After Offering		
	Total Number of Shares Beneficially Owned [a]	Percentage of Shares Owned [a]	Number of Shares Offered	Shares Owned After Offering [b][c]	Percentage of Shares owned After Offering[c]
Nicholas Gallagher (1) 5 Churchfields The K Club Straffan Kildare, Ireland	4,350,000	9.99% (1)	2,250,000	2,100,000	6.87%
William Durkan (2) Durkan House Sandford Road Ranelagh Dublin 6, Ireland and Durkan New Homes Limited Executive Pension Scheme William Durkan (3) c/o Invesco Trustees Ltd. 2 Sandyferd Business Centre Burtonhall Road Sandyferd Dublin 6, Ireland	1,000,002	3.32%	500,001	--	--
Durkan New Homes Limited Executive Pension Scheme Neil Durkan (4) c/o Invesco Trustees Ltd. 2 Sandyferd Business Centre Burtonhall Road Sandyferd Dublin 6, Ireland	500,001	1.66%	500,001	--	--
BHL Partners, L.P. (5) Brad Lamensdorf 4Watch Hill Rd. Westport, Ct 06880	187,500	**	187,500	--	--
Thunder Gold Partners, LP (6) Richard J. Greene 544 Jasmine Way Clearwater, FL 33756	75,000	**	75,000	--	--
Thunder Partners, LP (7) Richard J. Greene 544 Jasmine Way Clearwater, FL 33756	75,000	**	75,000	--	--
Jeffrey Randall Massey (8) 119 East 6th St. #706 Austin, TX 78701	37,500	**	37,500	--	--
Vose Partners(9)(13) P.O. Box 956 Southport, CT 06890	500,000	1.67%	75,000	425,000	1.42%
Pemigewasset Offshore (10)(13) James B Vose P.O. Box 956 Southport, CT 06890	18,000	**	18,000	--	--
Pemigewasset Partners (11)(13) James B Vose P.O. Box 956 Southport, CT 06890	150,000	**	150,000	--	--
Iroquois Master Fund Ltd (12) Joshua Silverman 641 Lexington Ave. 26th Floor New York, NY 10022	150,000	**	150,000	--	--
Strata Partners, LLC(14) 219 Lake Street South, Suite C Kirkland, WA 98033	1,320,150	4.41%	220,650	1,099,500	3.56%
Olympus Capital, LLC(15) 641 Lexington Avenue, 26th Floor, New York, NY 10022	5,250	**	5,250	--	--
Total	8,368,403		4,743,903	3,624,500	

** Less than 1%

(a)   All percentages are based on 29,864,172 shares of common stock issued and outstanding on December 31, 2006. Beneficial ownership is calculated based on the number of shares of common stock that each selling shareholder owns or controls or has the right to acquire within 60 days of February 26, 2007.

(b)   This table assumes that the selling shareholders will sell all of their shares available for sale during the effectiveness of the registration statement that includes this prospectus. The selling shareholders are not required to sell their shares. See "Plan of Distribution" beginning on page 19.

(c)   Assumes that all shares registered for resale by this prospectus have been issued and sold.

(1)   Includes 2,900,000 shares of common stock (of which 1,500,000 are being registered hereunder), 700,000 shares of common stock acquirable upon exercise of Class B Warrants (not being registered hereunder) and 750,000 shares of common stock acquirable upon exercise of Class C Warrants (all of which are being registered hereunder), all warrants exercisable within 60 days of February 26, 2007. The Class C Warrant contains provisions that restrict exercise of the warrants if the holder's beneficial ownership would exceed 9.99% of the Company's common stock. Based on 29,864,172 shares of common stock issued and outstanding on December 31, 2006, and assuming the selling shareholder acquires no common shares through the open market or exercise of other warrants or options, the selling shareholder would be limited to the exercise of 92,689 of his Class C Warrants. The named individual exercises sole investment and voting control over these securities.

(2)   Includes 333,334 shares of common stock and 166,667 shares of common stock acquirable upon exercise of Class C Warrants held for the personal account of William Durkan, and 333,334 shares of common stock and 166,667 shares of common stock acquirable upon exercise of Class C Warrants held for the account of Durkan New Homes Limited Executive Pension Scheme, all warrants exercisable within 60 days of February 26, 2007. William Durkan exercises sole investment and voting control over these securities.

(3)   Shares of common stock and stock acquirable upon exercise of Class C Warrants are combined into and reported with beneficial ownership of William Durkan. William Durkan exercises sole investment and voting control over these securities.

(4)   Includes 333,334 shares of common stock and 166,667 shares of common stock acquirable upon exercise of Class C Warrants within 60 days of February 26, 2007. Neil Durkan exercises sole investment and voting control over these securities.

(5)   Includes 125,000 shares of common stock and 62,500 shares of common stock acquirable upon exercise of Class C Warrants within 60 days of February 26, 2007. Brad Lamensdorf, in his capacity as portfolio manager of BHL LP, has sole investment and voting control over these securities.

(6)   Includes 50,000 shares of common stock and 25,000 shares of common stock acquirable upon exercise of Class C Warrants within 60 days of February 26, 2007. Richard J. Greene, in his capacity as portfolio manager of Thunder Gold Partners L.P., has sole investment and voting control over these securities.

(7)   Includes 50,000 shares of common stock and 25,000 shares of common stock acquirable upon exercise of Class C Warrants within 60 days of February 26, 2007. Richard J. Greene, in his capacity as portfolio manager of Thunder Gold Partners L.P., has sole investment and voting control over these securities.

(8)   Includes 25,000 shares of common stock and 12,500 shares of common stock acquirable upon exercise of Class C Warrants within 60 days of February 26, 2007. The named individual exercises sole investment and voting control over these securities.

(9)   Includes 450,000 shares of common stock (of which 50,000 are being registered hereunder), 25,000 shares of common stock acquirable upon exercise of Class B Warrants (not being registered hereunder) and 25,000 shares of common stock acquirable upon exercise of Class C Warrants (being registered hereunder), all exercisable within 60 days of February 26, 2007. James Vose has sole investment and voting control over these securities.

(10)   Includes 12,000 shares of common stock and 6,000 shares of common stock acquirable upon exercise of Class C Warrants within 60 days of February 26, 2007. James Vose has sole investment and voting control over these securities.

(11)   Includes 100,000 shares of common stock and 50,000 shares of common stock acquirable upon exercise of Class C Warrants within 60 days of February 26, 2007. James Vose has sole investment and voting control over these securities.

(12)   Includes 100,000 shares of common stock and 50,000 shares of common stock acquirable upon exercise of Class C Warrants within 60 days of February 26, 2007. Joshua Silverman has sole investment and voting control over these securities.

(13)   Total beneficial ownership of Vose Partners and related entities is 643,000 shares, including 475,000 sharees owned by Vose Partners, 18,000 shares owned by Pemigewasset Offshore and 150,000 shares owned by Pemigewasset Partners, representing total shares ownership of 2.23%.

(14)   Includes 100,000 shares of common stock (not being registered hereunder), and 150,000 shares of common stock acquirable upon exercise of Class A Warrants (not being registered hereunder), 999,500 shares of common stock acquirable upon exercise of Class B Warrants (not being registered hereunder) and 220,650 shares of common stock acquirable upon exercise of an Agent Option (being registered hereunder) to purchase a prorated portion of units totaling up to 5% of the units issued in the December 27 private placement, all warrants and the option exercisable within 60 days of February 26, 2007. Rhett Gustafson, in his capacity as manager of Strata Partners, LLC, exercises sole investment and voting control over these securities. Strata Partners, LLC is a registered broker dealer.

(15)   Includes 5,250 shares of common stock acquirable upon exercise of an Agent Option to purchase a prorated portion of units totaling up to 5% of the units issued in the December 27 private placement, all warrants and the option exercisable within 60 days of February 26, 2007. Jim Carrazza, in his capacity as investment manager of Olympus Securities, LLC, exercises sole investment and voting control over these securities. Olympus Capital LLC is beneficially owned by Olympus Securities, LLC, a registered broker dealer.

Except as noted above and based on information provided to us, none of the selling shareholders are affiliated or have been affiliated with any broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the selling shareholders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

TRANSACTIONS WITH SELLING SHAREHOLDERS

Private Placement Transactions with Selling Shareholders

On December 27, 2006, we closed a private placement of 3,012,002 Units, at a price of $1.00 per Unit for gross proceeds of $3,012,002. Each Unit consisted of one share of the registrant's common stock, par value $0.10, and one half of one (1/2) Class C Warrant. Each whole Class C Warrant is exercisable to acquire one additional share of common stock at an exercise price of $1.50 per share during the one-year period commencing on the Closing Date. The following selling shareholders participated in the private placement: Nicholas Gallagher, William Durkan, Durkan New Homes Executive Pension Scheme 1, Durkan New Homes Executive Pension Scheme 2, BHL Partners LP, Thunder Gold Partners LP, Thunder Partners LP, Jeffrey Randall Massey, Vose Partners, Pernigewasset Offshore Ltd., Pernigewasset Partners LP and Iroquois Master Fund Ltd.

Except as described above and based on information available to us, there are no other relationships between us and any of these selling shareholders.

Transactions with Strata Partners, LLC

On October 13, 2006, we entered into a Placement Agent Agreement with Strata Partners, LLC, a U.S. registered broker dealer. Under the terms of a Placement Agent Agreement, we agreed to pay Strata Partners, LLC, as agent, a selling agent compensation fee in an amount equal to four and one half percent (4.5%), as applicable, for sales effected by the agent and a lead agent fee agent in an amount equal to one and one half percent (1.5%) of the aggregate gross proceeds of any placement during the term of the agreement. The agent also will receive an option, as lead agent, to purchase Units equal to one and one half percent (1.5%) of the total number of Units sold by us in the placement and an option as selling agent to purchase additional Units equal to three and one half percent (3.5%) of the total number of Units, as applicable, for sales effected by the agent. The terms, conditions and exercise price of the options to be issued to the agent shall be economically equivalent to the terms, conditions and exercise price of the Units issued by us in a placement. We also agreed to grant the agent the same registration rights granted to investors in a placement, if any, and reimburse the agent for all expenses incurred by it in the performance of the agent's obligations, including but not limited to the fees and expenses of our counsel and accountants and the cost of qualifying the placement, and the sale of the securities, in various states or obtaining an exemption from state registration requirements. We will reimburse the agent for actual expenses, including but not limited to accounting, legal and professional fees, incurred by the agent in connection with the Placement, not to exceed one-half percent (0.5%) of the gross offering proceeds. We agreed that the agent would serve as exclusive placement agent until January 11, 2006. In connection with the Placement Agent Agreement we paid Strata Partners and selling agents a total of $180,720 in commissions, reduced by $30,000 in finder's fee paid to an unrelated individual, resulting in $150,720 paid to Strata Partners.

We are registering the shares of common stock issued in the private placement and the shares of common stock issuable upon exercise of the Class C warrants for resale by the selling shareholders in the registration statement in which this prospectus is included. We also registered 225,900 shares of common stock acquirable upon the exercise of the agent options held by Strata Partners and another selling agent in the registration statement on Form SB-2 filed with the SEC in which this prospectus is included.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling shareholders. When we refer to selling shareholders, we intend to include donees and pledgees selling shares received from a named Selling Shareholder(s) after the date of this prospectus. All costs, expenses and fees in connection with this registration of the shares offered under this registration statement will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Assuming that the registration statement is effective, sales of shares may be effected by the selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

The selling shareholders may effect such transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities arising under the Securities Act.

Because the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

In the event that the registration statement is no longer effective, the selling shareholders may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule, including the minimum one year holding period.

Upon being notified by any selling shareholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, under Rule 424(b) of the Act, disclosing:

- the name of each selling shareholder(s) and of the participating broker-dealer(s),

- the number of shares involved,

- the price at which the shares were sold,

- the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

- that the broker-dealer(s) did not conduct any investigation to verify information set out or incorporated by reference in this prospectus; and

- other facts material to the transaction.

LEGAL PROCEEDINGS

On February 16, 2007, we filed a civil complaint in the Superior Court for the State of Alaska, Fourth Judicial District, at Fairbanks (Case No. 4FA-07-1131 Civil) against defendant Gold Dust Mines, Inc., and its sole owners, Delmer M. Ackels and Gail E. Ackels, alleging breach of contract, breach of fiduciary duty, trespass, and conversion of gold, information and personal property, and seeking quiet title, ejectment, return of property, and damages, all in relation to a dispute over claims on our Chandalar property. The complaint involves several state mining claims owned by us, covering approximately 200 acres in the Chandalar Mining District of Alaska, hereinafter referred to as the Contested Mining Claims, such Contested Mining Claims consisting of less than 1% of our current total claims at Chandalar.

On October 1, 1989, we entered into a ten-year lease with Gold Dust Mines, Inc. ("Gold Dust Mines"), for certain of our placer mining properties, including some of the Contested Mining Claims. The lease permitted Gold Dust Mines to use the properties for gold placer mining purposes and to stake claims in the name of Little Squaw in exchange for lease and royalty payments. Pursuant to the lease, Gold Dust Mines conducted activities from 1990 into 2003 on the leased placer mining properties. In 1996, pursuant to notice from Gold Dust Mines that it was abandoning placer mining operations on certain properties, the lease was amended to limit Gold Dust Mines' lease to properties along Big Creek and St. Mary's Creek.

We allege that from 1999 through 2002, Gold Dust Mines failed to make its annual lease payments and annual mining claim rental fees to us. As a result, we allege that we were forced to abandon many of our state mining claims, because we did not have enough cash on hand to pay the required rental payment to the State of Alaska. Subsequently, Gold Dust Mines re-staked some of the traditional state mining claims that had been abandoned by us, including over-staking some portions of the Contested Mining Claims. We allege that Gold Dust Mines failed to terminate its agency relationship with us before undertaking the re-staking activities and therefore such activities should have been done in the name of Little Squaw pursuant to the lease agreement. Further, we allege that some of the re-staked lands were not available for location because we had previously recorded state claims in that area. Therefore, we allege that these re-stake claims were improper, illegal, and wrongfully made.

We allege that Gold Dust Mines has no interest in those areas of the Contested Mining Claims that Gold Dust improperly, illegally, and wrongfully overstaked. We seek to quiet the title to the Contested Mining Claims and to eject Gold Dust Mines from the Contested Mining Claims. Additionally, we seek compensatory and exemplary damages for Gold Dust Mines' trespass on the Contested Mining Claims, conversion of gold, conversion of information, conversion of personal property, breach of the amended lease agreement, and breach of fiduciary duty arising from the agency relationship created by the amended lease agreement.

Except for the foregoing, neither we nor any of our property are currently subject to any material legal proceedings or other regulatory or governmental proceedings. We are not aware of any proceeding that a governmental authority is contemplating relating to us or our properties.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The section sets forth certain information with respect to our current directors, executive officers and key employees as of February 26, 2007. The term for each director expires at our next annual meeting or until his or her successor is appointed.

Directors and Executive Officers

Name	Age	Office with the Company	Appointed to Office
Richard R. Walters	62	President, Director	2003
Charles G. Bigelow	75	Director	2003
James K. Duff	61	Chairman, Director	2003
James A. Fish	76	Director	2003
Kenneth S. Eickerman	49	Director	2004
William Orchow	61	Director	2004
William V. Schara[1]	50	Director	2006
Ted Sharp[2]	50	CFO, Treasurer, Secretary,	2006
Robert Pate[3]	55	Vice President of Operations	2006

[1] Mr. Schara was appointed as a director to fill a vacancy on our board of directors (resulting from the resignation of Jackie Stephens on September 13, 2005) on February 13, 2006.

[2] Mr. Sharp replaced Becky L. Corigliano as our Treasurer, Secretary and Chief Financial Officer on March 1, 2006. Ms. Corigliano resigned effective February 17, 2006.

[3] Mr. Pate was appointed Vice President on March 1, 2006. On November 21, 2006 the Board of Directors changed Mr. Pate's executive position from Vice President to Vice President of Operations. Effective January 1, 2007, Mr. Pate was made the General Manager of the Chandalar project, and became a fulltime employee.

Background and Experience

Richard R. Walters: Mr. Walters has been the President and a director since June 24, 2003; he was Acting Chief Financial Officer until November 1, 2003. Mr. Walters spends approximately 80% of his business hours each month on matters related to Little Squaw. He is an economic geologist, and holds a degree in geology from Washington State University (1967). He is a Certified Professional Geologist by the American Institute of Professional Geologists and licensed to practice as a geologist in the states of Alaska and Washington. From March 1994 to March 2000 he was a director, Chief Operating Officer and President of Yamana Resources, Inc., a production stage Canadian public company trading on the Toronto Stock Exchange, the American Stock Exchange and the London Alternative Investment Market Exchange. From April 2000 to December 2004 he was the president of Marifil S.A., a private mineral exploration and holding company in Argentina. In February of 2005 Marifil S.A. was merged into Marifil Mines Limited a public company traded on the Toronto Ventures Exchange. Mr. Walters is a director and the Executive Vice President of Marifil Mines Limited.

Charles G. Bigelow: Mr. Bigelow has been a director since June 30, 2003. Mr. Bigelow spends approximately 25 hours per month on matters related to Little Squaw. He is an economic geologist with a degree in geology from Washington State University (1955). From 1972 to June 2005, he has served as the president of WGM Inc., a private consulting and project management firm of geologists operating in Alaska. During the previous five years, he was also a Director and the President and Chief Executive Officer of Ventures Resource Corporation, a public mineral exploration company listed on the Toronto Ventures Stock Exchange. Mr. Bigelow retired in June 2005 and remains retired.

James K. Duff: Mr. Duff has been the Chairman of the Board of Directors since June 24, 2003. Mr. Duff spends approximately 10 hours per month on matters related to Little Squaw. He is a geologist with over 35 years of diverse international experience in the mining industry. Since September 2005, Mr. Duff has served as the President of South American Operations for Coeur d'Alene Mining Corporation, a public company traded on the New York Stock exchange. Between April 2004 and September 2005, he was the President and Chief Executive Officer of American International Ventures, and is currently serving as a director of that company. American International Ventures is a U.S. gold exploration company that trades on the NASD OTC BB. From November 2002 to April 2004, Mr. Duff worked as a consultant to companies in the mining industry, including Coeur d'Alene Mines and other. He previously worked for Coeur d'Alene Mines for 12 years where he was Vice President of Business Development (from 1990 to November 2002). Mr. Duff has a BS degree in geology from the Mackay School of Mines at the University of Nevada, Reno and an MS degree in geology from the University of Idaho, and he completed the Program for Management Development at the Harvard School of Business. He is a past President and honorary Life Member of the Northwest Mining Association.

James A. Fish: Mr. Fish has been a director since June 24, 2003. Mr. Fish spends approximately 6 hours per month on matters related to Little Squaw. He received a degree in geology from Berea College in Kentucky in 1952 and a law degree from Gonzaga University School of Law in 1962. Mr. Fish served as an officer and director of Hanover Gold Company, Inc. from 1995, and as its Vice President for the two years preceeding his resignation from both positions in April 2006. Hanover is a development stage mining company listed on the NASD OTC BB. Since 1987, Mr. Fish has been Vice President and General Counsel for N.A. Degerstrom, Inc., a privately held mining and construction company based in Spokane, Washington.

Kenneth S. Eickerman: Mr. Eickerman became a director on March 4, 2004. Mr. Eickerman spends approximately 12 hours per month on matters related to Little Squaw. He received a B.A. degree in Business Administration from Washington State University and is a Certified Public Accountant. Mr. Eickerman has served as the Controller for Revett Minerals Inc., a Canadian mining company trading on the Toronto Stock Exchange, since April 2004. From January of 2004 to April of 2004 he was the CFO for Sullivan Homes, Inc, a privately owned construction/reality company in Spokane, WA that builds custom homes and develops commercial properties. From May 2002 to January 2004, he served as Vice President and Controller of Mustang Line Contractors, Inc., a company that builds electric transmission lines. Previously, he was the Controller and Treasurer for Apollo Gold, Inc from April 1999 to April 2002. Mr. Eickerman is Chairman of the Audit Committee and its designated Financial Expert.

William Orchow: Mr. Orchow became a director on July 20, 2004. Mr. Orchow spends approximately 10 hours per month on matters related to Little Squaw. He has served as a director, President and Chief Executive Officer of Revett Minerals, Inc., a Canadian company trading on the Toronto Stock Exchange, since September 2003. Prior to Revett, Mr. Orchow took time off, from January 2003 to August 2003. From November 1994 to December 2002, Mr. Orchow was President and Chief Executive Officer of Kennecott Minerals Company, where he was responsible for the operation and business development of all of Kennecott Mineral's mines with the exception of its Bingham Canyon mine. From June 1993 to October 1994, he was President and Chief Executive Officer of Kennecott Energy Company, the third largest producer of domestic coal in the United States, and prior to that was Vice President of Kennecott Utah Copper Corporation. Mr. Orchow has also held senior management and director positions with Kennecott Holdings Corporation, the parent corporation of the aforementioned Kennecott entities. He has also been a director and member of the executive committee of the Gold Institute, a director of the National Mining Association and a director of the National Coal Association. Mr. Orchow is currently a member of the board of trustees of Westminster College in Salt Lake City and chairman of its finance committee. He graduated from the College of Emporia in Emporia, Kansas with a bachelor's degree in science. Mr. Orchow serves on the Audit Committee.

William V. Schara: Mr. Schara is a Certified Public Accountant, and has a Bachelor of Science Degree in Accounting from Marquette University. Mr. Schara spends approximately 10 hours per month on matters related to Little Squaw. He was also appointed to the Company's Audit Committee on February 13, 2005. Since December 2004 he has been employed as a management consultant for, and then since July of 2005 as the Chief Financial officer of, Minera Andes Inc., a Canadian development stage mining company listed on the Canadian Ventures Exchange and the NASD OTC BB exchange. He previously worked for Yamana Gold Inc. and its predecessor companies from July 1995 to September 2003, the last four years of which were in the capacity of Vice President of Finance and Chief Financial Officer. Yamana Gold Inc. is a production stage Canadian public company trading on the Toronto Stock Exchange, the American Stock Exchange and the London Alternative Investment Market Exchange. Since September 2004, Mr. Schara has served as a director of Marifil Mines Limited, an exploration stage Canadian public company traded on the Canadian Ventures Exchange. Since October 2003, Mr. Schara has been the owner and operator of BudgetMap, a financial planning system retailer company. Mr. Schara has more than 25 years experience in finance and accounting with extensive experience in business start-ups, international business, and managing small public companies and mining company joint ventures. Mr. Schara serves on the Audit Committee.

Ted R. Sharp: Mr. Sharp was appointed as our Chief Financial Officer, Secretary, and Treasurer effective March 1, 2006. Mr. Sharp spends approximately 50% of his business hours each month on matters related to Little Squaw.   Mr. Sharp is a Certified Public Accountant, and has Bachelor of Business Administration Degree in Accounting from Boise State University. Concurrent with his position with Little Squaw, since November of 2006, Mr. Sharp has served part-time as Chief Financial Officer of Commodore Applied Technologies, Inc., a environmental solutions company trading on the NASD OTCBB. Since 2003, he has been President of Sharp Executive Associates, Inc., a privately-held accounting firm providing Chief Financial Officer services to clients.   Prior to 2003, he worked for 14 years in positions of Chief Financial Officer, Managing Director of European Operations and Corporate Controller for Key Technology, Inc., a publicly-traded manufacturer of capital goods. Mr. Sharp has more than 25 years of experience in treasury management, internal financial controls, U.S. Security and Exchange compliance and Corporate Governance.   The Company has entered into a management consulting contract with Mr. Sharp, engaging him on a part-time basis.

Robert G. Pate: Mr. Pate was appointed Vice President effective March 1, 2006. On November 21, 2006 the Board of Directors changed Mr. Pate's executive position from Vice President to Vice President of Operations. Effective January 1, 2007, Mr. Pate was made the General Manager of the Chandalar project, and became a fulltime employee. Mr. Pate previously was self-employed as a Mining and Geological Consultant from December 2002 through December of 2006. From June of 2002 through November of 2002 he served as Project Manager for Hanson Industries at a mine dredging platinum located in Platinum, Alaska. Mr. Pate previously was self-employed as a Mining and Geological Consultant from December 1999 to May of 2002. From September 1998 through November 1999 he served as Senior Project Geologist for Yamana Resources, Inc. at the Martha Mine in Santa Cruz Province, Argentina. From August of 1997 through August of 1998 he served as Project Manager for Yamana Resources in Papua New Guinea at the Wapolu Project. From August of 1996 to July of 1997, Mr. Pate was self-employed as a Mining and Geological Consultant, providing serves to clients such as Yamana Gold Inc. with whom he became employed at the conclusion of that engagement. From February of 1994 to July of 1996, Mr. Pate served as Senior Foreman for Freeport McMoRan Copper and Gold, Inc. at the Grasberg Mine Complex in Papua, New Guinea. Mr. Pate has 32 years of combined experience in precious metal and copper mine operations and geologic exploration. He holds a Bachelor of Science degree in Geology from Ft. Lewis College in Durango, Colorado.

Our Directors are elected for a one-year term and until their successors have been elected and qualified. Executive Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of shareholders and until their successors have been elected and qualified. There are no arrangements or understandings between any of the directors, executive officers, and other persons pursuant to which any of the foregoing persons were named as Directors or executive officers.

Jackie Stephens was a member of our Board of Directors during the year before resigning on September 13, 2005. Becky L. Corigliano served as our Treasurer, Secretary and Chief Financial Officer during the year ended December 31, 2005, before resigning effective February 17, 2006.

As noted above, except for Mr. Eickerman, Mr. Bigelow and Mr. Fish, the Directors also act as directors for companies with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to Section 15(d) of the Act.

No Director, or person nominated to become a Director or Executive Officer, has been involved in any legal action involving us during the past five years.

Promoters and Control Persons:

Not Applicable

Board Committees

Our Board of Directors has an Audit Committee and a Compensation Committee. The members of the Audit Committee are Mr. Eickerman, Mr. Orchow and Mr. Schara. The responsibilities of the Audit Committee include monitoring compliance with Company policies and applicable laws and regulations, making recommendations to the full Board of Directors concerning the adequacy and accuracy of internal systems and controls, the appointment of auditors and the acceptance of audits, and monitoring management's efforts to correct any deficiencies discovered in an audit or supervisory examination. Each of these Directors is an independent Director. The Audit Committee had four meetings in 2006. On March 4, 2004, Mr. Stephens resigned from the Audit Committee, and on September 13, 2005 resigned from the Board of Directors. Mr. Eickerman became a member of the Audit Committee and was designated by the Board of Directors as the Chairman of the Audit Committee and its Financial Expert. On February 13, 2006, Mr. Schara was appointed to replace Mr. Fish on the Audit Committee.

The Compensation Committee is composed of Mr. Fish, as its Chairman, and Mr. Bigelow. This Committee receives and considers recommendations from the President for compensation for consultants and the Directors. The Committee also is responsible for the administration of all awards made by the Board of Directors pursuant to the Restated 2003 Share Incentive Plan.

Our entire Board of Directors acts as a Nominating Committee, or may temporarily assign members of the Board to serve on a Nominating Committee. This committee does not have a charter nor has it adopted a policy with regard to consideration of director candidates recommended by shareholders. The Board of Directors does not believe that it is necessary to adopt specific criteria or procedures.

Code of Ethics

The Board of Directors considers and implements our business and governance policies.

On November 7, 2005, our Board of Directors adopted a Code of Business Conduct and Ethics for directors, officers and executive officers of Little Squaw Gold Mining Company and its subsidiaries and affiliates. All our directors and employees have been provided with a copy of this Code, and it is posted on our World Wide Web site at www.littlesquawgold.com . The document is intended to provide guidance for all directors and employees (including officers) and other persons who may be considered associates of our company to deal ethically in all aspects of its business and to comply fully with all laws, regulations, and company policies. If we make any amendments to this Code other than technical, administrative or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this Code to our chief executive officer, or chief financial officer, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website or in a report on Form 8-K filed with the Securities and Exchange Commission. A copy of the Code will be sent without charge to anyone requesting a copy by contacting us at our principal office.

This Code is in addition to other detailed policies relevant to business ethics that we may adopt from time to time.

Insider Trading Policy

We adopted an Insider Trading Policy on February 13, 2006. The policy defines an "insider" as a person who possesses, or has access to, material information concerning us that has not been fully disclosed to the public. Any employee, officer or director who believes he or she would be regarded as an insider who is contemplating a transaction in our stock must contact our CEO or CFO prior to executing the transaction to determine if he or she may properly proceed. In addition, all officers, directors and employees listed within the policy are prohibited from trading in our securities except during limited trading windows defined within the policy. Our Insider Trading Policy is posted on our website at www.littlesquaw.com.

EXECUTIVE COMPENSATION

Summary Compensation Table

A summary of cash and other compensation paid in accordance with management consulting contracts for our Principal Executive Officer and other executives for the most recent year is as follows:

Summary Compensation Table

Name(5) and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All other Comp.	Total
(a)	(b)	(c)	(d)	(e)	(f)	(i)	(j)
Richard R. Walters Principal Executive Officer	2006	77,225	0	0	0	0	77,225
Ted R. Sharp(1) Principal Financial Officer	2006	75,000	0	12,500(3)	7,600(4)	0	95,100
Robert G. Pate(2) Vice President of Operations	2006	84,525	0	15,000(3)	11,750(4)	0	111,275
James C. Barker Management Consultant	2006	152,327	0	0	0	0	152,327

(1) Mr. Sharp was appointed as our Chief Financial Officer effective March 1, 2006.
(2) Mr. Pate was appointed as Vice President effective March 1, 2006 and Vice President of Operations on January 18, 2007.
(3) Stock Awards represent the aggregate grant date fair value of 25,000 restricted common shares for each of Mr. Sharp and Mr. Pate, computed in accordance with FAS 123R. The grant, vesting and forfeiture information and assumptions made in valuation may be found in Note 3 to our financial statements for the nine months ended September 30, 2006, which is attached hereto, and is a part of our Form 10-QSB for the period ended September 30, 2007 and filed with the SEC on November 14, 2006.
(4) Option Awards represent the aggregate grant date fair value of options to purchase 50,000 common shares for each of Mr. Sharp and Mr. Pate, computed in accordance with FAS 123R. The grant, vesting and forfeiture information and assumptions made in valuation may be found in Note 3 to our financial statements for the nine months ended September 30, 2006, which is attached hereto, and is a part of our Form 10-QSB for the period ended September 30, 2007 and filed with the SEC on November 14, 2006.
(5) No other executive or person earned more than $100,000 for the year. Columns for certain forms of compensation have been omitted from the table because no compensation was paid for those forms of compensation during the period reported.

Executive Compensation Agreements and Summary of Executive Compensation

Richard R. Walters, Principal Executive Officer:

We entered into a written Independent Contractor Agreement dated June 30, 2003 for a term of four months with Richard R. Walters, as a consultant. The Agreement was renewed on October 1, 2003 through September 30, 2004. On November 12, 2004, and again on November 7, 2005, the Agreement was renewed retroactively to October 1, 2004 and October 1, 2005, respectively, by our Board of Directors for an additional one-year period under the original terms. On November 21, 2006, the Agreement was extended through December 31, 2006, and on January 18, 2007 the Agreement was amended and renewed retroactively to January 1, 2007. The services provided by Mr. Walters include serving as our President and, for all intents and purposes, our Chief Executive Officer, and such other executive management functions as shall be requested by the Board of Directors. The Agreement renews each year on the anniversary date for a one year term, pending board approval. Either party may terminate the Agreement upon 15 days written notice. As consideration for performance of the services, we agreed to pay Mr. Walters a fee of $175 per day worked, pro rated for each partial day worked. On February 15, 2006, the Board of Directors extended Mr. Walters' Agreement for one year and increased the fee to $300 per day worked, pro rated for each partial day worked. On January 18, 2007, the Board of Directors extended Mr. Walters' Agreement for one year and increased the fee to $550 per day worked, pro rated for each partial day worked. Mr. Walters is not an employee.

Mr. Walters is entitled to reimbursement for his expenses, with any expense greater than $1,000 being subject to prior approval by the Compensation Committee. We may accrue and defer the payment of the fees and/or expenses from time to time until the Compensation Committee determines we have sufficient funds to make payment. Due to limited cash resources between July 1, 2004 and October 1, 2005, we accrued but did not pay Mr. Walters amounts payable under his contract. On December 31, 2005, Mr. Walters was paid all the accrued fees. No benefits are provided to Mr. Walters by us other than the compensation for his services.

Ted R. Sharp, Principal Financial Officer:

We entered into a written Independent Contractor Agreement, effective March 1, 2006, with Ted R. Sharp as a Management Consultant to serve as Secretary, Treasurer and Chief Financial Officer. The term of the original Agreement was through December 31, 2006, and paid Mr. Sharp $7,500 per month as consideration for the performance of services. On January 18, 2007, the Board of Directors extended Mr. Sharp's Agreement for one year and increased the fee to $8,250 per month. Either party may terminate the Agreement upon 15 days written notice. Mr. Sharp also will be reimbursed for reasonable expenses previously approved by us. As additional compensation for services in 2006, on March 1, 2006 we issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan. The Restricted Common Stock vested on May 1, 2006 and had a grant price of $0.40, the market price of our stock on the date of grant. The Stock Options vested at May 1, 2006, have an exercise price of $0.40, the market price of our stock on the date of grant, and expire on March 1, 2016. No benefits are provided to Mr. Sharp by us for his services. Mr. Sharp is not an employee and serves on a part time basis.

Robert G. Pate, Vice President of Operations:

We entered into a written Independent Contractor Agreement, effective January 10, 2006, with Robert G. Pate as a Management Consultant to serve as the Assistant Project Manager for the Chandalar project. Effective March 1, 2006, our Board of Directors confirmed the appointment of Mr. Pate as Vice President. The term of this Agreement was through December 31, 2006. As consideration for the performance of services, we paid Mr. Pate a fee of $4,500 per month for a 15–day-per-month base work period plus $225 per day for each non-field day worked in excess to 15 days per month and $450 per day for each field day worked beyond the 15 day base period. Additionally, we paid Mr. Pate an extra $150 per day for each field day worked within the 15-day base period. Mr. Pate also was be reimbursed for reasonable expenses previously approved by us. As additional compensation for services in 2006, we issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan. As additional compensation for services in 2006, on February 13, 2006, we issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan. The Restricted Common Stock vested upon grant and had a grant price of $0.50, the market price of our stock on the date of grant, The Stock Options vested at grant date have an exercise price of $0.50, the market price of our stock on the date of grant, and expire on February 13, 2016. No benefits were provided to Mr. Pate by us for his services under this Agreement. On November 21, 2006 the Board of Directors changed Mr. Pate's executive position from Vice President to Vice President of Operations. Effective January 1, 2007, Mr. Pate was made the General Manager of the Chandalar project, and became an employee entitled to the same employee benefit as other employees, and remuneration is thereafter paid according to a monthly salary.

James C. Barker, Management Consultant:

We entered into a written Independent Contractor Agreement, effective January 10, 2006, with James C. Barker as a Management Consultant to serve as the Project Manager for the Chandalar project. The term of this Agreement was through December 31, 2006. As consideration for the performance of services, we paid Mr. Barker a fee of $625 per day for each field day worked, or $550 per day for each non-field day worked in each calendar month up to 15 days per month, then $450 per day for each non-field day worked in excess of 15 days per month. Mr. Barker was also reimbursed for reasonable expenses previously approved by us. After a one month lapse, effective February 1, 2007 Mr. Barker's contract was renewed to December 31, 2007. Under the renewed contract, Mr. Barker is retained as a Management Consultant to serve as the Technical Manager for the Chandalar project. As consideration for the performance of services, we will pay Mr. Barker a fee of $650 per day for each field day worked, or $575 per day for each non-field day worked in each calendar month up to 15 days per month, then $450 per day for each non-field day worked in excess of 15 days per month. Mr. Barker will also be reimbursed for reasonable expenses previously approved by us. No benefits are provided to Mr. Barker by us for his services.

Outstanding Equity Awards at Fiscal Year-end

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options(1) (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Exercise Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Ted R. Sharp Principal Financial Officer	50,000(2)	0	0	$0.40	March 1, 2016	0	0	0	0
Robert G. Pate Vice President of Operations	50,000(3)	0	0	$0.50	February 13, 2016	0	0	0	0

(1) Options vest when issued, except options issued to Mr. Sharp on March 1, 2006, which vested May 1, 2006.
(2) On March 1, 2006, we issued 25,000 shares of common stock, vesting May 1, 2006, and options to purchase 50,000 shares of common stock, vesting May 1, 2006, exercisable for a ten- year period from the date of issuance at an exercise price of $0.40 per share to Ted R. Sharp under our Restated 2003 Share Incentive Plan, in connection with his appointment as our Treasurer, Secretary and Chief Financial Officer.
(3) On February 13, 2006, we issued 25,000 shares of common stock, which vested immediately, and options to purchase 50,000 shares of common stock, which also vested immediately, exercisable for a ten-year period from the date of issuance at an exercise price of $0.50 per share to Robert G. Pate under our Restated 2003 Share Incentive Plan, in connection with his appointment as Vice President.

Retirement, Resignation or Termination Plans

We sponsor no plan, whether written or verbal, that would provide compensation or benefits of any type to an executive upon retirement, or any plan that would provide payment for retirement, resignation, or termination as a result of a change in control of our Company or as a result of a change in the responsibilities of an executive following a change in control of our Company.

Director Compensation

Name	Fees Earned or Paid in Cash ($)(4)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Charles G. Bigelow	4,600	0	0	0	0	0	4,600
James K. Duff	3,500	0	0	0	0	0	3,500
Kenneth S.Eickerman	5,200	0	0	0	0	0	5,200
James A. Fish	4,100	0	0	0	0	0	4,100
William Orchow	5,700	0	0	0	0	0	5,700
William V. Schara(1)	4,700	32,500(2)	20,150(3)	0	0	0	57,350

(1) Mr. Schara was appointed as director effective March 29, 2006.
(2) Mr. Schara's stock award is the aggregate grant date fair value of 50,000 restricted common shares, computed in accordance with FAS 123R. The grant, vesting and forfeiture information and assumptions made in valuation may be

found in Note 3 to our financial statements for the nine months ended September 30, 2006, which is attached hereto, and is a part of our Form 10-QSB for the period then ended filed with the SEC.

(3) Mr. Schara's option award is the aggregate grant date fair value of options to purchase 50,000 common shares, computed in accordance with FAS 123R. The grant, vesting and forfeiture information and assumptions made in valuation may be found in Note 3 to our financial statements for the nine months ended September 30, 2006, which is attached hereto, and is a part of our Form 10-QSB for the period then ended filed with the SEC.

(4) The Directors receive $500 for each board meeting and $300 for each committee meeting.

On March 29, 2006, we issued 50,000 shares of common stock and options to purchase 50,000 shares of common stock exercisable for a ten year period from the date of issuance at an exercise price of $0.65 per share to William V. Schara under our Restated 2003 Share Incentive Plan, in connection with his appointment to our Board of Directors.

On June 20, 2006, we issued to Ken Eickerman, one of our directors, 25,000 shares of common stock as a result of exercise of 25,000 stock options, resulting in $5,500 proceeds received by us. On September 11, 2006, we issued 25,000 shares of common stock to Mr. Eickerman as a result of exercise of his remaining 25,000 stock options, resulting in $5,500 proceeds received by us.

The Directors receive $500 for each board meeting and $300 for each committee meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of shares of the Company's common stock as of February 26, 2007 by:

- each person who is known by us to beneficially own more than 5% of our issued and outstanding shares of common stock;
- our named executive officers;
- our directors; and
- all of our executive officers and directors as a group.

Title of Class	Name of Shareholder	Address	Amount and Nature of Beneficial Ownership		Percent of Class (1)
	Directors and Named Executive Officers				
Common Stock	Richard R. Walters, President, Chief Executive Officer and Director	3412 S. Lincoln Dr. Spokane, WA 99203	759,060		2.54%
Common Stock	William Orchow, Director	67 P Street Salt Lake City, UT 84103	182,500	(3)	*
Common Stock	Charles G. Bigelow, Director	11562 Discovery Heights Cl Anchorage, AK 99515	170,000	(2)(3)	*
Common Stock	James A. Fish, Director	4923 S. Woodfield Lane Spokane, WA 99223	167,000	(2)(3)	*
Common Stock	James K. Duff, Chairman and Director	3882 Player Drive Coeur d'Alene, ID 83815	267,903	(2)(3)	*
Common Stock	Kenneth S. Eickerman, Director	6717 S. Mayflower Rd. Spokane, WA 99224	50,000		*
Common Stock	William V. Schara, Director	3221 S. Rebecca Spokane, WA 99223	100,000	(9)	*
Common Stock	Ted R. Sharp, Secretary, Treasurer and Chief Financial Officer	714 Whisperwood Ct. Nampa, ID 83686	75,000	(7)	*
Common Stock	Robert G. Pate, Vice President of Operations	8620 E. Parkside Lane Spokane Valley, WA 99217	75,000	(8)	*
Common Stock	All current executive officers and directors as a group		1,846,463	(4)	6.11%
5% or greater shareholders					
Common Stock	RAB Special Situations (Master) Fund Limited	c/o RAB Capital plc 1 Adam Street London WC2N 6LE	7,548,750	(5)	9.99%
Common Stock	Wilbur G. Hallauer	406 Eastlake Road Oroville, WA 98844	2,081,875	(6)	6.97%
Common Stock	Forza Partners, L.P.	1574 NW Crossing Dr., Suite 205 Bend, OR 97708	6,515,510	(10)	20.91%
Common Stock	Nicholas Gallagher	5 Churchfields The K Club Straffan Kildare, Ireland	4,350,000	(11)	9.99%

(1)   Calculated based on 29,864,172 shares of common stock issued and outstanding as of December 31, 2006.

(2)   Includes 5,000 shares of common stock acquirable upon exercise of vested options exercisable before March 3, 2014.

(3)   Includes 50,000 shares of common stock acquirable upon exercise of vested options exercisable before December 31, 2014.

(4)   Includes shares of common stock acquirable upon exercise of vested options exercisable described in footnotes (2), (3), (7) and (8).

(5)   RAB Special Situations (Master) Fund Limited is organized under the laws of the Cayman Islands. The shareholder holds a 6% convertible debenture in the principal amount of $1,000,000 convertible into 5,000,000 common stock at $0.20 per share and a Class A Warrant exercisable to acquire 2,500,000 shares of common stock at $0.30 per share before November 20, 2008. The 6% convertible debenture and the Class A Warrant contain provisions that limit the selling shareholder's beneficial ownership in the class of common stock of Little Squaw to 9.99%. Shares totaling 20,464 and 28,286 were issued to the holder on December 31, 2006 and June 1, 2006, respectively, for interest under the terms of the convertible debenture.

(6)   All warrantes previously issued to Mr. Hallauer have been exercised.

(7)   Includes 25,000 shares of common stock and 50,000 shares of common stock acquirable upon exercise of options, both of which were issued on March 1, 2006 and vest on May 1, 2006. The options are exercisable before May 1, 2016.

(8)   Includes 25,000 shares of common stock and 50,000 shares of common stock acquirable upon exercise of vested options issued on February 13, 2006. The options are exercisable before February 13, 2016.

(9)   Includes 50,000 shares of common stock acquirable upon exercise of vested options exercisable before March 29, 2016.

(10)   Includes 804,806 shares of common stock acquirable upon exercise of Class B warrants exercisable before February 24, 2009.

(11)   Includes 2,900,000 shares of common stock, 700,000 shares of common stock acquirable upon exercise of Class B Warrants and 750,000 shares of common stock acquirable upon exercise of Class C Warrants. The Class B Warrants are exercisable before January 31, 2009. The Class C Warrants are exercisable before December 27, 2008. The warrants contain provisions that restrict exercise of the warrants if the holder's beneficial ownership would exceed 9.99% of the Company's common stock.

As of February 20, 2007, we had 31,920,366 shares of common stock issued and outstanding. We issued a total of 2,056,194 shares of common stock subsequent to December 31, 2006 and through February 20, 2007, including 90,000 shares issued for Class A Warrants exercised, 1,965,194 issued for Class B Warrants exercised and 1,000 shares issued to an existing shareholder to correct Company records related that individual's holdings of our common stock. We expect additional Class B Warrants to be exercised prior to close of business on February 24, 2007, when the exercise price of the second tranche (3,360,000) of those warrants increases from $0.35 to $0.50 per share. These warrants may not be exercised.

We have no knowledge of any other arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of our company.

We are not, to the best of our knowledge, directly or indirectly owned or controlled by another corporation or foreign government.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions

On January 21, 2005, we separately had related party transactions with William Orchow, a director, Wilbur G. Hallauer and another shareholder in which these parties advanced an aggregate amount of $100,000 to us for operating capital purposes. The advances were evidenced by six month promissory notes payable on demand with accrued interest at 6% per annum. We had the right, any time prior to their maturity date on July 20, 2005, and without notice, to convert the Notes into restricted shares of our common stock and warrants. The initial conversion rate was $0.30 per share and included one warrant per share initially at $0.45. The exercise price of the warrants escalated to $0.55 and $0.75 in the second and third year from the date of issue. No payable demand was made, and the Notes matured on July 20, 2005, where upon we requested of all Note holders an extension of the term of the Notes. All parties to the Notes agreed to extend the term of the Notes for an indefinite period until we had the financial resources to repay them. In connection with the agreement to extend the term of the Notes the parties also agreed that the interest rate on the Notes would increase from 6% to 12%. At September 30, 2005, we had accrued $3,000 of interest related to the Notes, which was subsequently paid. On October 18, 2005 a principal payment of $25,000 plus interest due was paid on one of the convertible promissory notes in the amount of $50,000 leaving a total balance due of $75,000. On December 20, 2005, the remaining balance of $75,000 and two months interest was paid on the convertible promissory notes.

Equity Compensation Plan Information

At a special meeting of shareholders on January 23, 2004, the shareholders voted to adopt the Little Squaw Gold Mining Company 2003 Share Incentive Plan. The Plan permits the grant of nonqualified stock options, incentive stock options and shares of common stock, referred to as "restricted stock," to participants of the Plan. The purpose of the Plan is to promote our success and enhance the value of our assets by linking the personal interests of the participants to those of our shareholders, by providing participants with an incentive for outstanding performance. Pursuant to the terms of the Plan, 1,200,000 shares of unissued

common stock, in aggregate, were authorized and reserved for issue under nonqualified stock options, incentive stock options and restricted stock grants. The Plan is administered by our Compensation Committee and subject to the terms and provisions of the Plan, the Compensation Committee, at any time and from time to time, may grant nonqualified stock options, incentive stock options and restricted stock to participants under the plan in such amounts, as the committee may determine. Eligible participants in the Plan include our employees, directors and consultants.

Options granted to participants under the Plan must be exercised no later than the tenth employment anniversary of the participant. If a participant shall die while employed by or while a Director of the Company, any Option held by him shall become exercisable in whole or in part if the Option was issued one year or more prior to the date of death, but only by the person or persons to whom the participant's rights under the Option shall pass by the participant's will or applicable laws of descent and distribution. All such Options shall be exercisable only to the extent that the participant was entitled to exercise the Option at the date of his death and only for six months after the date of death or prior to the expiration of the option period in respect thereof, whichever is sooner. If a participant ceases to be employed or act as a consultant or director of the company for cause, no Option held by such participant may be exercised following the date on which such participant ceases to be so employed or ceases to be a consultant or director, as the case may be. If a participant ceases to be employed by or act as a director of the company for any reason other than cause, then any Option held by such participant at the effective date thereof shall become exercisable in whole or in part for a period of up to six months thereafter.

Restricted stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable period of restriction established by the Compensation Committee and specified in the award agreement granting the restricted stock, or upon earlier satisfaction of any other conditions, as specified by the Committee, in its sole discretion, and set forth in the award agreement. All rights with respect to the restricted stock granted to a participant under the Plan shall be available during his or her lifetime only to the participant. Each award agreement shall set forth the extent to which the participant shall have the right to retain restricted stock and following termination of the participant's employment with the company. Such provisions shall be determined in the sole discretion of the Compensation Committee, shall be included in the award agreement entered into with each participant, need not be uniform among all restricted stock issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

Under the Plan, upon a change of control transaction

- any and all Options granted hereunder shall become immediately exercisable; additionally, if a participant's employment is terminated for any other reason except cause within twelve (12) months of such Change in Control, the participant shall have until the earlier of: (i) twelve (12) months following such termination date; or (ii) the expiration of the Option, to exercise any such Option;

- any period of restriction for restricted stock granted hereunder that have not previously vested shall end, and such restricted stock and restricted stock units shall become fully vested;

- the target payout opportunities attainable under all outstanding awards which are subject to achievement of any performance conditions or restrictions that the committee has made the award contingent upon, shall be deemed to have been earned as of the effective date of the change in control, and such awards treated as follows: the vesting of all such awards denominated in shares shall be accelerated as of the effective date of the change in control the Compensation Committee has the authority to pay all or any portion of the value of the shares in cash; and

- the Compensation Committee has authority to make any modifications to the awards as determined by the committee to be appropriate before the effective date of the change in control.

Under the Plan a "Change in Control" means any of the following events: (i) any organization, group, or person (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) (the "Exchange Act") is or becomes the Beneficial Owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the company representing thirty-five percent (35%) or more of the combined voting power of the then outstanding securities of the company; or (ii) during any two (2) year period, a majority of the members of the Board serving at the date of approval of this Plan by shareholders is replaced by Directors who are not nominated and approved by the Board; or (iii) a majority of the members of the Board are represented by, appointed by, or affiliated with any person whom the Board has determined is seeking to effect a Change in Control of the company; or (iv) the company shall be combined with or acquired by another company and the Board shall have determined, either before such event or thereafter, by resolution, that a Change in Control will or has occurred.

In November 2005 our Board of Directors ratified changes to the Plan that brought it into compliance with new IRS laws (principally Code 409A) that require companies to recognize the fair market value of stock options and other share based payments awarded to employees and associates as compensation expense. The new law became effective for us on January 1, 2006. Any

new shares issued under our Plan will be based on their then current market price or higher. The Plan is now referred to as the Restated 2003 Share Incentive Plan.

During 2004, 620,000 shares of common stock and options to purchase common stock were issued under the original Plan. No shares have been issued under the restated Plan.

As of December 31, 2006, securities authorized for issuance under our original 2003 Share Incentive Plan, approved by the shareholders, as equity compensation were as follows:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plan approved by shareholders	415,000	$ 0.38	435,000
Equity compensation plans not approved by shareholders	--	--	
	415,000		435,000

DESCRIPTION OF SECURITIES

Little Squaw Gold Mining Company is authorized to issue 200,000,000 shares of common stock, $0.10 par value, and 10,000,000 shares of preferred stock, no par value.

Common Stock

Each holder of our common stock is entitled to one vote per share in the election of directors and on all other matters submitted to the vote of shareholders. No holder of our common stock may cumulate votes in voting for our directors.

Subject to the rights of the holders of any our preferred stock that may be outstanding from time to time, each share of our common stock will have an equal and ratable right to receive dividends as may be declared by the our board of directors out of funds legally available for the payment of dividends, and, in the event of liquidation, dissolution or winding up of our corporation, will be entitled to share equally and ratably in the assets available for distribution to our shareholders. No holder of our common stock will have any preemptive right to subscribe for any of our securities.

Our common stock is quoted on the NASD Over-the-Counter Bulletin Board under the trading symbol "LITS."

Preferred Stock

Our directors are authorized by our Articles of Incorporation to issue, by resolution and without any action by our shareholders, up to 10,000,000 shares of preferred stock, no par value , in one or more series, and our directors may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of preferred stock, including rights that could adversely affect the voting power of the holders of our common stock.

One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock. As of the date of this filing, the directors have not designated any such preferred shares and therefore, no preferred shares are issued or outstanding.

Transfer Agent

The transfer agent and registrar for the our common stock is Columbia Stock Transfer Company, 1602 E. Seltice Way, Suite A PMB#303, Post Falls, ID 83854, U.S.A. Phone: (208) 664-3544; Fax: (208) 777-8998.

THE SEC'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Amended Articles of Incorporation provide that directors and officers shall be indemnified by us to the fullest extent authorized by the Alaska Corporations Code Section 490, against all expenses and liabilities reasonably incurred in connection with services for us or on our behalf. The Amended Articles of Incorporation also authorize the board of directors to indemnify any other person who we have the power to indemnify under Alaska law, and indemnification for such a person may be greater or different from that provided in the Amended Articles of Incorporation.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

DESCRIPTION OF THE BUSINESS

Overview

We, Little Squaw Gold Mining Company, are a minerals company in the business of acquiring and advancing mineral properties to the discovery point, where we believe maximum shareholder returns can be realized. Little Squaw is an exploration company, and currently intends to remain so because management considers that most of a company's value is created during the discovery phase. That is, based on capital returns, the payback for successful exploration is very high. Incorporated in Alaska on March 26, 1959 and publicly traded since October 9, 1970, Little Squaw controls the Chandalar gold mining district in Alaska. In August of 2006, its on-going search for properties resulted in the acquisition of the Broken Hills West gold property in Nevada. Management intends to grow the company through mineral property acquisitions, and although we are focusing our quest for such properties in the Americas, we may act on targets of opportunity any place in the world where we deem the risk/reward ratio acceptable. Our executive offices are located at 3412 S. Lincoln Dr., Spokane, WA 99203, and our phone number there is (509) 624-5831.

We do not intend to conduct mining operations on our own account at this time. Rather, we plan to undertake cost efficient and effective exploration activities to discover mineralization and potentially mineral reserves, which may upgrade the value of our mineral properties, and then joint venture or sell those properties to qualified major mining companies. We intend to focus our activities only on projects that are primarily gold deposits.

We are an exploration stage company. None of the properties that we own or control contain any known ore reserves or mineralized material under the definition of ore reserves within SEC Industry Guide 7. Although there is a history of past lode and placer production on our Chandalar property, the property is at an early stage of exploration. The probability that ore reserves that meet SEC guidelines will be discovered on an individual prospect at Chandalar is slight. A great deal of further work is required on our properties before a final determination as to the economic and legal feasibility of a mining venture can be made. There is no assurance that a commercially viable deposit will be proven or probable through the exploration efforts by us at Chandalar. We cannot assure you that funds expended on our properties will be successful in leading to the delineation of ore reserves that meet the criteria established under SEC guidelines.

At this time we have only two exploration stage mineral properties. Our principal property is in Alaska and is referred to as the Chandalar property. A secondary property is in Nevada, and is known as the Broken Hills West property. Our focus has been and will continue to be the exploration of the Chandalar property. There, arctic climate limits exploration activities to a summer field season that generally starts in early May and lasts until freeze up in mid-September. There are many operating mines located elsewhere within North America that are located above the Arctic Circle. Management believes year-round operations at Chandalar are feasible should an exploitable deposit of gold be proven through seasonal exploration activities. Now with the acquisition of the Nevada property, our exploration field activities will not be restricted to just the summer months.

We are continuing our search for gold properties elsewhere in Nevada, in other states and in other countries in the Americas. We limit our searches to places where we believe the political risk is reasonable, that have well established mining codes, and where we believe the local operating environment is conducive to sustainable development. We are not engaged in greenfield geochemical sampling reconnaissance in our quest for new gold properties. Instead, we identify available properties owned by others, then proceed with detailed geologic examinations and title due diligences before entering onto mining agreements on those properties. Some ten examinations were made in Nevada during 2007, as well as one in Brazil.

The 2006 Chandalar drill campaign on our Chandalar property was a leap forward in our Company becoming the serious exploration company we aim for it to be. That program was a major undertaking, and it successfully achieved its main intent – to flag which of the nine prospects we drilled are worthy of continued evaluation. Four of those prospects, Little Squaw, Summit, Eneveloe and Ratchet Ridge, deserve follow-up diamond core drilling, which could lead to tunneling for resource development. The best drill intercept is of a large quartz vein on the Eneveloe Prospect of 25 feet of 5.85 grams per tonne (g/t) gold (0.171 ounces per ton [oz/ton]), including 5 feet of 25.40 g/t (0.742 oz/ton) gold. Given these drilling results, we are maintaining our conviction that ore grade shoots occur within the extensive unexplored quartz vein systems of our Chandalar claims, and we believe they provide further evidence that we are on the right track towards defining gold resources.

Broken Hills West, NV

The Company's focus is on the drilling exploration of its flagship Chandalar gold property located above the Arctic Circle in Alaska. Acquisition of the Broken Hills West property is in keeping with the Company's goal to acquire additional gold exploration properties elsewhere in the Americas that will allow the Company to conduct field operations year round.

The Broken Hills West gold exploration property is located in the Fallon-Manhattan Mineral Belt of west-central Nevada in Mineral County 15 miles north of the town of Gabbs. A paved highway, State Route 361, runs through the property. The mineral rights are secured by 22 unpatented federal lode mining claims located on U.S. Bureau of Land Management ground. A private prospector known as "the David C. and Debra J. Knight Living Trust" (the "Trust") is the original locator of the claims, and is the current owner. There are 22 contiguous mining claims in all, each of 20 acres size, constituting a single claims block of 440 acres.

On August 25, 2006 the we entered into a Binding Letter Agreement with the Trust for the property that outlined terms for a final agreement. On October 16, 2006, the Letter Agreement was replaced by a 40-year Mining Lease. The effective date of the Mining lease, however, is September 14, 2006, on which date the first lease payment was made. The terms of the Mining Lease give the us the right to terminate it at any time subject to due notice, and calls for us to make annual lease payments of $12,500 for the next five years, increasing to $17,500 annually thereafter. We have the option to purchase the mineral rights for $220,000 at any time, subject to a 2.5% net Smelter Return Royalty ("NSR")to be retained by the Trust. We also have the right to buy down the NSR to 1% by paying the owner a sum of between $1.5 million and $5 million depending on the price of gold.

The Mining Lease and the federal lode claims are in good standing. We reimbursed the Trust $2,750 for payments it made to the federal government on August 31st, 2006 to meet the U.S. Bureau of Land Management Annual Maintenance Claim Fee of $125 per claim, and an additional $353 to the Mineral county, Nevada recorder for recording fees. We will be obligated to make similar payments to the government on August 31, 2007 should our Mining Lease still be effective, and for all years thereafter so long as the Mining Lease is effective. Additionally, we made the first year's lease payment of $12,500 to the Trust on September 14, 2006, and will be obligated to make another $12,500 payment on September 14, 2007, should our mining Lease still be in effect. We spent a total of approximately $36,000 on the Broken Hills West property during 2006, including the leasehold payment.

The Broken Hills West mining claims were acquired on the recommendations of two independent consulting geologists retained by us. The consultants spent two weeks examining the property, taking 166 outcrop and float samples for trace element analyses and making a detailed 1:2,400 scale geologic map. Geologically, the property is underlain by Tertiary age rhyodacite, dacitic tuffs, and andesite. Mineralization is centered near a major west-trending fault where a series of quartz veins cross silicified rhyodacite on its south side and hematitic tuff and breccia on its north side. The zone of hematitic tuff is 500 feet wide and 3,000 feet long, and includes a 200-foot wide tectonic breccia exposed intermittently for some 2,000 feet. A 500-foot wide zone of strong hydrothermal alteration (argillic phase) borders the hematitic tuff on the north.

Thirty four of the samples taken show more than 0.1 parts per million (ppm) gold, of which 11 have more than 0.5 ppm gold including 4 with more than 1.0 ppm gold, with a high of 3.21 ppm gold. These are also geochemically anomalous in silver, arsenic and mercury. The strongly anomalous samples are largely of microcrystalline quartz veins with central fragmental cores cemented by chalcedony and later crystalline vuggy quartz that have iron oxides and local pyrite. These results define a 1,000-foot wide zone that extends for 3,500 feet along the major fault, and indicate good potential for significant gold to occur within in the hydrothermal system. Chalcedonic silica in the veins and opaline veins in the strong argillic zone show that the exposed mineralization is near the paleosurface of an epithermal system.

The work we have done effectively defines an exploration drilling target for high-grade gold at depth within the silica vein system where it may join into a root zone along or within the major fault. In addition, the hematitic breccia has weakly anomalous gold values that may represent leakage from mineralization at depth, and the tectonic breccia may represent a separate target.

We have plans to continue our exploration of the Broken Hills West property during 2007. Our schedule of exploration first calls for completing a soil geochemical survey, then an Induced Potential geophysical survey. This would be followed by several carefully placed angle drill holes targeting the large and gold anomalous structural zone such as the forgoing work may better define. The 2007 exploration budget for our Broken Hills West, Nevada property is tabulated below.

TABLE 1 - 2007 EXPLORATION BUDGET FOR BROKEN HILLS WEST

EXPENSE ITEM	$
Land Maintenance	18,000
Professional Fees & Labor	37,000
Geochemistry, & Assaying	25,000
Geophysics. I.P.	7,500
Drilling, core, 5 holes, 3,000' @ $50/ft	150,000
TOTAL	**305,000**

Chandalar, AK

The Chandalar gold property is our flagship property. It is an exploration stage property. Little Squaw's management was attracted to the Chandalar district because of its similarities to productive mining districts, its past positive exploration results, and the opportunity to control multiple attractive gold quartz-vein prospects and adjacent unexplored target areas. The gold potential of the Chandalar district is enhanced by similarities to important North American mesothermal gold deposits, a common attribute being a tendency for the mineralization to continue for up to a mile or more at depth, barring structural offset. Mesothermal ore deposits yield anywhere from less than 100,000 to over 10 million ounces of gold at 0.1 to over 1 oz/ton gold. We believe that our dominant land control eliminates the risk of potential ore deposits being located within competitor claim blocks. Summarily, the scale of the Chandalar district gold quartz vein frequency and length, and the number of gold anomalies and exposures compare favorably to similar attributes of productive mining districts.

The Chandalar district has a history of prior production, but there is no current production, except for some small-scale placer operations by an independent miner, Mr. Delmer Ackels, on inlier claims of our claim block (See Legal Proceedings).

We consider Alaska to be the most favorable jurisdiction in the United States for the development of mining projects, with the Chandalar property in politically favorable terrain, being on state land. Alaska has honored its constitution's mandate to encourage natural resource development by assisting miners with grants, low-interest loans, road/plant construction, a three-year mining tax moratorium, and a bottom-line tax write-off of the first $20 million in exploration costs for each new mine. The nation's wealthiest state has no income or sales tax and distributes annual dividends to its citizens from the burgeoning $33 billion Permanent Fund (at December 31, 2006) established for its 670,000 residents.

Location, Access & Geography of Chandalar

The Chandalar mining district lies north of the Arctic Circle at a latitude of about 67°30'. The district is about 190 air miles north of Fairbanks, Alaska and 48 air miles east-northeast of Coldfoot (Map 1). The center of the district is approximately 70 miles north of the Arctic Circle.



Map 1 – Location of the Chandalar, Alaska Mining District

Access to Chandalar is either by aircraft from Fairbanks, or overland during the winter season only via a 60-mile-long trail from Coldfoot to Chandalar Lake and then by unimproved road to Tobin Creek on our property. Multiengine cargo aircraft can land at the state-maintained 4,700 foot airfield at Chandalar Lake or at our 3,700 foot Squaw Lake airstrip. Coldfoot is an important road traffic service center on the Dalton Highway. The Dalton Highway, which parallels the Trans-Alaska Pipeline, is the only road to the Prudhoe Bay oil fields on Alaska's North Slope, and it is part of the state's highway network.

It is our assessment that all-weather road access into the Chandalar would dramatically enhance the economics of exploration for and development of gold deposits on our mining claims.

The state of Alaska recently obtained a right-of-way access into the Chandalar area. On April 11, 2005 the State of Alaska (the plaintiff) filed a lawsuit against the United States and sixteen companies and individuals (the defendants) to gain quiet title to the state's rights-of-way for the historic Coldfoot to Chandalar Lake Trail. The State of Alaska and all defendants agreed to a pre-trial settlement of the action. The settlement was then agreed to by a U.S. District Court Judge on January 9, 2007, making it a binding final judgment. This judgment creates a permanent, sixty-foot wide public highway right-of-way for the Trail. It also gives the State of Alaska until October 1, 2008 to establish the exact location of the route using a survey-grade Global Positioning System.

We believe this judgment now opens a door of opportunity for us to promote state-sponsored road construction into our Chandalar gold property, and the two million acres of state land surrounding it.

This lawsuit represented a re-assertion of traditional access rights across federal land gained at the time of statehood, and was intended to set a precedence for establishing the state's unrestricted right-of-way to more than 600 other similarly qualified historic trails within Alaska as established by Revised Federal Statute 2477. However, this settlement without trial avoided the possibility of setting such a precedent. The final judgment does not specify the Coldfoot to Chandalar Trail to be an RS 2477 route, but it does say that it is to be treated as if it were one.

A study was conducted in support of the litigation between the State of Alaska and the U.S. Department of Interior over rights-of-way on historic trails and roads originating from Section RS 2477 of the 1867 Mining Act. A report entitled *History of the Caro-Coldfoot Trail (RST 262) and the Coldfoot-Chandalar Trail (RST-9)* was prepared by the Alaska Department of Natural Resources (DNR), Division of Parks and Outdoor Recreation, and Office of History and Archaeology Report Number 117, by Rolfe G. Buzzell, Ph.D., Historian. The report is an in-depth history of mining and trail use in the Coldfoot-Caro-Chandalar areas from the 1890s to the present. It is not a copyrighted document, and the interested public can readily obtain a copy from the Company by sending a request to ir@littlesquawgold.com.

Geographically, the Chandalar district is situated in rugged terrain just within the south flank of the Brooks Range where elevations range from 1,900 feet in the lower valleys to just over 5,000 feet on the surrounding mountain peaks. The region has undergone glaciation due to multiple ice advances originating from the north and, while no glacial ice remains, the surficial land features of the area reflect abundant evidence of past glaciation. The district is characterized by deeply incised creek valleys that are actively down-cutting the terrain. The steep hill slopes are shingled with frost-fractured slabby slide rock, which is the product of arctic climate mass wasting and erosion. Consequently, bedrock exposure is mostly limited to ridge crests and a few locations in creek bottoms. Vegetation is limited to the peripheral areas at lower elevations where there are relatively continuous spruce forests in the larger river valleys. The higher elevations are characterized by artic tundra.

Snow melt generally occurs toward the end of May, followed by an intensive, though short, 90-day growing season with 24 hours of daylight and daytime temperatures that range from 60-80° Fahrenheit. Freezing temperatures return in late August and freeze-up typically occurs by early October. Winter temperatures, particularly in the lower elevations, can drop to -50° F or colder for extended periods. Annual precipitation is 15-20 inches, coming mostly in late summer as rain and during the first half of the winter as snow. Winter snow accumulations are modest. The area is essentially an arctic desert.

Chandalar Mining Claims

We have a block of contiguous mining claims at Chandalar that cover a net area of 14,633 acres (22.9 square miles) (Map 2), and which are maintained by us specifically for the exploration and possible exploitation of placer and lode gold deposits. The mining claims were located to cover most of the known gold bearing zones within an area approximately five miles by five miles. Within the claim block, we own in fee 426.5 acres as twenty-one approximately 20-acre patented federal lode claims, one 15.7-acre patented federal placer claim, and one 5-acre patented federal mill site. In addition, there are twenty-seven Traditional 40-acre unpatented State of Alaska claims lying largely within ninety-three 160-acre Meridian-Township-Range-Section-Claims (MTRSC), which are also unpatented State of Alaska claims. The patented claims cover the most important of the known gold-bearing structures. Both classes of state mining claims, totaling one hundred twenty Traditional and MTRSC claims, provide exploration and mining rights to both lode and placer mineral deposits. Unlike federal mining claims, State of Alaska mining claims cannot be patented, and the claimant is effectively a lessee of the minerals from the state.



Map 2 – Chandalar Mining Claim Block

37

Holders of any class of State of Alaska unpatented mining claims are required to complete a minimum amount of annual labor on each claim and to additionally pay an annual rental on them. In the case of a claim block or group where the claims are adjacent, the total amount of required annual labor is determined by multiplying the number of claims by the amount required for an individual claim, and the excess value of labor expended on any one or more of the claims can be applied to the labor requirements on the other claims within the block or grouping. The amount of required annual labor work varies with the size and class of mining claim and the amount of annual rental payable varies with the size, type and age of the claim. Labor expenses in excess of the annual requirement can be carried forward as a credit for up to four years. However, in the case of our Chandalar property, we have chosen to carry forward any excess value credit separately for each of our two classes (Traditional and MTRSC) of state mining claims. Also, the holder of a state mining claim may make a cash payment to the state equal to the value of labor required in lieu of doing the assessment work.

In the 2003/2004 assessment year, which ended on August 31, 2004, we spent $46,970 on work that qualified for annual labor requirements. Our combined excess value credit for the two classes of claims was $54,595, with $14,400 expiring on September 1, 2005, $18,425 expiring on September 1, 2006, and $5,073 expiring on September 1, 2008.

In the 2004/2005 assessment year, which ended on August 31, 2005, we spent $73,072 on work that qualified for annual labor requirements. Our combined excess value credit for the two classes of claims was $88,067, with $18,425 expiring on September 1, 2006, $5,073 expiring on September 1, 2008, and $64,569 expiring on September 1, 2009.

In the 2005/2006 assessment year, which ended on August 31, 2006, we spent $1,156,621 on work that qualified for annual labor requirements. Our combined excess value credit for the two classes of claims is $1,200,663, with $5,073 expiring on September 1, 2008, $38,969 expiring on September 1, 2009, and $1,156,621 expiring on September 1, 2010.

Our annual holding costs for the entire block of mining claims will vary according to the number, type and age of the state mining claims that we maintain in a particular year. Our claim block and is not subject to any local taxation, including our private property (patented mining claims), as it does not lie within any borough or municipality.

The annual labor requirement for our Chandalar holdings is $100 per each Traditional 40-acre claim and $400 per each MTRSC 160-acre claim. Currently, the combined annual labor requirement for our claims is $52,355.

The annual rental fee for our unpatented state mining claims is $130 for each Traditional 40-acre claims and $100 for each MTRSC 160-acre claim. The total annual rental obligation for the Chandalar property is currently $12,455, and the rental fees are fully paid through November 30, 2007.

The total current annual combined mining claims assessment work and rental holding costs for our Chandalar property is $52,355, which are included in mineral property maintenance expense and professional services expenses on our statement of operation. The details of our mining claims holding costs are shown in Table 2.

Table 2 – 2007 Mining Claims Holding Costs

Number Of Claims	Type Of Claims	$ Rate Rent/Assess	2007 $ Rental	2007 $ Assessment
19	Traditional	130/100	2,470	1,900
7	Traditional	130/100	910	700
1	Traditional	25/100	25	100
64	MTRSC	100/400	6,400	25,600
24	MTRSC	100/400	2,400	9,600
5	MTRSC	100/400	250	2,000
120			**$12,455**	**$39,900**
Annual Holding Costs				**$ 52,355**

Our former management holds a mineral production royalty reservation on some mining claims within the Chandalar claim block. It is a 2% royalty defined as a gross product royalty on placer gold mining and as a net smelter return on lode mining production. The royalty on placer gold production is an "in kind" royalty to consist of the coarsest and largest particles of all gold produced. All of the patented federal mining claims are subject to this royalty, as are 19 of the 21 Traditional unpatented state mining claims. The royalty is applicable to about 1,185 acres of the 14,633 acre property. We have an option agreement to

purchase the royalty for a one time cash payment of $250,000. The option terminates on June 23, 2013, if not exercised on or before that date.

Gold Dust Mines was a long-term lessee of many of our Chandalar mining claims, and is a private company wholly owned by Mr. & Mrs. Delmer Ackels (the Ackels) of Fairbanks, Alaska. Since 1990, Gold Dust, and the Ackels, routinely performed the annual assessment work on all of our Chandalar Traditional state mining claims, as required by the terms of its mining lease. We allowed some of our claims to lapse in 2000 for lack of funds to maintain them because for a series of years Gold Dust did not make its annual leasehold payments to us, nor pay the annual state rental fees on the claims it had leased from us, as required by the lease. The Ackels did continue doing the mandatory annual assessment work on our remaining claims on our behalf, as required by the lease, through the year 2002. In July of 2003, the Ackels located twenty-one 40-acre MTRSC state mining claims on his own behalf in some of the areas previously vacated by us. The area of the claims we had to relinquish in 2000 was largely recovered September of 2003 when we re-staked it with 160-acre MTRSC state mining claims. Some of the Ackels'/Gold Dust's claims are now inliers to our Chandalar mining claim block, and some of those as well are located partially or wholly over five Traditional 40-acre state mining claims continually held by us or our predecessors since 1987. The Ackels conducted seasonal placer gold mining operations on Big Creek during 2005 and 2006 on one of those claims that is now in conflict. We maintain that we are the senior locator of all the mining claims where he has overstaked us, and we believe our claims were and continue to be in good legal standing. We intend to maintain and defend our claimholder rights. To effect this, on February 16, 2007 we filed a complaint in the Superior Court for the State of Alaska, Fourth Judicial District at Fairbanks, praying for injunctive relief, ejection of the Ackels from our mining claims, removal of all title clouds, and receipt of compensatory, exemplary and punitive damages from the Ackels and Gold Dust Mines (See Legal Proceedings).

It is the opinion of management that the trespass of Gold Dust Mines and the Ackels on a tiny fraction of our stakeholder mineral rights (about one percent, or covering less than 170 acres in total) at Chandalar does not materially adversely affect it as being a mineral exploration asset for Little Squaw, nor do we believe it would adversely affect our long term operations there should we find a mineable gold deposit on our claims. We also believe the five claims that are in conflict do not represent a significant portion of the overall mineral endowment of our Chandalar property. We do consider, however, that the Ackels' placer mining activities, or intended placer mining, on one of our Traditional state mining claim on upper Little Squaw Creek would interfere with our district exploration operations, as that is the location of our main camp and operations support facilities. Should a court find in favor of the Ackels and Gold Dust Mines, the ultimate affect on the Company's exploration and development of its Chandalar property would not be material. In such case, we would incur the loss of a very small potential placer gold resource, and it could be temporarily detrimental to our ongoing exploration work in the sense that it would cause machinery congestion on the access roads, degradation of those roads, and also cost us an undetermined amount of time and expense in the relocation our exploration camp and supply facilities.

History of the Chandalar Property

Gold was discovered in the Chandalar district in 1904, and over the years various operators have produced small amounts of gold mainly from placer deposits, but also from high-grade gold-quartz veins. We were incorporated in 1959 for the purpose of acquiring the gold mining properties of the Chandalar mining district. Our operations during the 1960's resulted in the establishment of a mining camp, a mill, several airstrips, and exploitation of a small amount of ore reserves in underground workings.

Total recorded production from the Chandalar mining district is about 85,000 ounces of 845 fine gold, although actual historic production was probably much greater than the recorded production. Recorded lode gold production from high-grade gold-quartz vein-shear zone deposits is 7,692 ounces from the Mikado and Little Squaw Mines combined, and 1,347 ounces from the Summit Mine. A total of 75,636 ounces of gold came from placer deposits. Most of the placer production was derived from the Big Creek and Little Squaw Creek drainages, with some additional production from the Tobin Creek drainage.

In 1972 and 1976, we acquired all of the lode mining claims in the Chandalar district except for seven unpatented federal mining claims held by the Anderson Partnership. In 1978, we acquired all of the placer mining claims in the Chandalar district. In 1987 the federal government deeded all the land in the Chandalar district to the State of Alaska, as required by the terms of the Alaska Statehood Act. During 1987, all of the unpatented federal mining claims were converted to State of Alaska Traditional mining claims, including the seven claims of the Anderson Partnership. During 2003, we purchased the seven Traditional mining claims from the Anderson Partnership in exchange for 350,000 shares of our common stock. In September of 2003 we staked fifty five 160-acre MTRSC state mining claims, in 2004 we staked another eight 160 acre MTRSC state mining claims, in 2005 we staked one more 160 acre MTRSC state mining claim, and in 2006 we staked five more 160 acre state mining claims, thereby increasing our Chandalar property to its present size of 14,633 acres.

During the 1970's and early 1980's the lode and placer properties were leased to various parties for exploration and gold production. The quartz lodes were last worked from 1970 to 1983, when 9,039 ounces of gold were recovered from the milling of 11,819 tons averaging 1.02 ounces of gold per ton (oz/t Au). The material was extracted from surface and underground workings

on three of four mineralized quartz structures lying mostly on our patented federal mining claims. Recorded placer gold production of the Chandalar district is 76,270 ounces of 845 fine gold. Our lessees produced 15,735.5 ounces of that total amount of placer gold between 1979 and 1999. All production of native (or raw) gold on the property has been 845 fineness (1,000 fine is pure gold). The raw gold is a natural alloy containing about 85% gold, 14% silver and 1% copper.   The unpatented claims are located on property that was formerly all owned by the federal government; however, as of 1991, title to all of the properties had been transferred to the State of Alaska. By that date we had converted all previously held unpatented federal mining claims into unpatented state mining claims.

In November of 1989 and May of 1990 we entered into a ten year mining lease with Gold Dust Mines, Inc. for all our placer mining interests located on the Big Creek, St. Mary's Creek, Little Squaw Creek, Big Squaw Creek, and Tobin Creek. The lease provided for annual advance rentals of $7,500 per creek drainage mined plus a ten percent (10%) royalty of all raw placer gold production to be paid in kind. Two percent (2%) of the 10% royalty were to be paid directly to the underlying royalty interest holders (i.e. our former management), and was to consist of the coarsest and largest particles of all gold produced. Little Squaw received the remaining 8% of the gold royalty. During 1998 and 1999, Gold Dust's placer mining lease was limited to Big Creek. There was no mining conducted in 2000, 2001, 2002 or 2003. Since 1999, however, Gold Dust failed to pay the $7,500 annual lease fee on the creek drainage it mined and failed to make the annual rental payments on the state mining claims it was mining on, as required by the mining lease, in all a sum of $32,380. A portion of the 1999 production royalties owed to us in the amount of eleven ounces of gold nuggets was also not paid. In February 2000, the owners of Gold Dust, Mr. and Mrs. Delmer Ackels (guarantors of Gold Dust's obligations to us) declared a Chapter 7 bankruptcy, which the court discharged in May of 2000. Our mining lease with Gold Dust was the sole asset of Gold Dust.

During the spring of 1990, Gold Dust Mines, Inc. (the lessee) transported about $2.6 million in capital equipment to our Chandalar mining claims over the winter haul road from Coldfoot, located on the Alaska pipeline highway. This machinery included a large gravity-type alluvial mineral treatment plant (an IHC-Holland wash plant) together with a Bucyrus-Erie dragline, two big Caterpillar tractors, front end loaders, a churn drill and other large pieces of placer gold mining equipment. During the last part of the 1993 season, Gold Dust Mines moved its placer operations to the Big Creek and St. Mary's Creek drainages. In 1994, placer mining operations were concentrated on the St. Mary's Creek drainage. During 1995, placer mining operations were conducted on the St. Mary's Creek and Big Creek Drainages. During 1996, a lease amendment was entered into between us, as lessor, and Gold Dust Mines, as lessee, wherein Little Squaw Creek, Big Squaw Creek and Tobin Creek drainages were excluded from the lease. During 1996 to 1999, these placer mining operations were conducted only on the St. Mary's Creek and Big Creek drainages.

During 1988, a consulting mining engineer was hired to compile historical information on the entire placer and lode gold district. His comprehensive report was completed in January 1990, and is available for review by interested persons. A few conclusions from his report are incorporated in this section.

In the late summer of 1997, we executed a placer mining lease with Day Creek Mining Company, Inc., an Alaskan corporation. The lease included the placer mining claims only for the Tobin Creek, Big Squaw Creek and Little Squaw Creek drainages. It did not include the Big Creek and St. Mary's Creek drainages. The lessee was to have performed minimum exploratory drilling during each year of the lease. Only a minimum amount of drilling was performed the first year, with some good results downstream from the Mello Bench on Little Squaw Creek. Due to lack of financing, the lessee could not comply with the drilling requirements in 1998, and the lease was terminated by us giving a declaration of forfeiture to the lessees in February of 1999. The lessee did not contest the declaration of forfeiture.

We allowed some of our state mining claims on Big Creek and Little Squaw Creek to lapse in 2000 for lack of funds to pay the State of Alaska annual rental fees required to maintain them. The individuals who owns Gold Dust Mines, Inc. (Mr. & Mrs. Delmer Ackels) continued to do the annual assessment work on the remaining claims on behalf of us through the year 2002.

We did not accomplish any physical work on our Chandalar property during 2003 other than the location of additional state mining claims. These claims relocated most of the area previously covered by those claims dropped in 2000, and expanded our coverage of the mining district as well. All of our state mining claims were maintained in good standing by carrying forward and applying to the 2003/2004 annual state mandated assessment work requirements the value in excess of the minimum annual labor requirements built up from previous years. Any values in excess of the required annual amount can be carried forward as a credit for up to four years.

Chandalar Exploration Project Background

In 2004 we contracted the services of an independent geological consulting company, Pacific Rim Geological Consultants, Inc., of Fairbanks Alaska to review and analyze previous work done on Chandalar. The report was commissioned in February and completed in May, and is titled "Gold Deposits of the Chandalar Mining District, Northern Alaska: An information

Review and Recommendations". Pacific Rim concluded that the gold mineralization at Chandalar is mesothermal, which can be described as formed at moderate to high temperatures and moderate to high pressures by deposition from hydrothermal fluids. Pacific Rim recommended an initial exploration program to better assess the gold lodes and the placer gold deposits at a cost of about $1.4 million.

A field program to follow up on the work recommended by Pacific Rim was completed during the 2004 summer field season by James C. Barker, a Certified Professional Geologist licensed to practice in Alaska and under contract to us. Mr. Barker was one of the two co-authors of the Pacific Rim report. The 2004 field work and subsequent data analyses and reporting was completed at a cost of about $77,000. A detailed technical description of the activity and results are contained in a December 20, 2004 report by Mr. Barker titled "Summary of Field Investigations 2004".

This 2004 exploration program ended a twenty year hiatus of hard rock exploration on the property, and it involved a photo geologic lineament study, expansion of the claim block to catch outlying vein showings and reconnaissance sampling. The lineament study identified fifty-nine sites thought to be favorable for discovery of mineralization. The second phase of the 2004 season's program identified six new gold-bearing quartz veins, bringing the total number of known gold-bearing quartz veins and quartz vein swarms on the Chandalar property to more than 28.

During 2004 we staked additional claims at Chandalar and completed a two-phase summer field program, conducted by Mr. Barker on our Chandalar property. The objective of the field program was to assess the validity of historic records, refine known drilling targets and identify new drilling targets. Several prospects of previously unevaluated or unknown gold mineralization were found.

During 2005 we completed a modest prospecting and geologic mapping program on Chandalar, which was limited by our lack of funds. That work was successful in identifying additional gold prospects within our claim block, and also in developing specific drilling targets on several of the prospects.

Mr. Barker was again retained to carry out a surface exploration program during the 2005 summer field season. This program was of a more modest nature than previously because of lack of funds, lasting only the month of July. In all, 189 exploratory samples of stream sediments, soils and rock chips were taken, and a series of ten prospect maps were upgraded. This program was completed at a cost of approximately $58,000.

On January 10, 2006, we entered into a consulting contract with Mr. Barker designating him as the Project Manager for the 2006 Chandalar exploration program. During the 2006 summer field season, a geological contractor made a 1:20,000 scale geologic map of the Chandalar district, and we drilled 39 reverse circulation drill holes for 7,763 feet on nine of some thirty gold prospects within our Chandalar claim block. In the process, several miles of old roads were repaired and three miles of new road was constructed. We established a semi-permanent exploration base camp (Mello Bench camp) capable of housing 20 people, and accomplished environmental clean ups of two old camp sites. Major capital items purchased were a mid-sized excavator, a small tractor, a pick-up truck and twelve ATVs. Our project expenses, including capital equipment was about $1.765 million.

During 2006 we acquired sufficient funds to undertake a substantial exploration drilling program on Chandalar that amounted to 7,763 feet of reverse circulation percussion drilling on nine of the prospects within our claim block. Attendant with the drilling effort, substantial renovation and expansion of the property's infrastructure was accomplished, as well as some environmental clean up of sites originating from the activities of previous lessees.

Subsequent to 2006, on January 1, 2007 our Board of Directors changed Mr. Robert Pate's position with the Company from Vice President to Vice president of Operations, thus making him the Project Manager for the Chandalar project. A new consulting contract was signed with Mr. Barker on February 1, 2007 designating him as the Technical Manager of the Chandalar project reporting to Mr. Pate. Both individuals are currently preparing for a second large drilling exploration program at Chandalar during the 2007 summer field season that will evaluate our primary placer holding, Little Squaw Creek, and continue to drill sample the gold-quartz lodes.

Chandalar Geology

Lode gold occurs at Chandalar as high-grade quartz veins within large northwest-trending shear zones in Paleozoic (probably Devonian age) schists. To date more than thirty-five gold-bearing quartz veins or swarms of gold-bearing quartz veins have been identified on the property. The quartz veins are classified as being of mesothermal or metamorphic orogenic origin. Mesothermal vein systems commonly have great vertical range, and at Chandalar the vertical extent of the gold mineralization is known to be in excess of 1,500 feet. The gold-bearing quartz veins are typically one to six feet thick, with exceptional thicknesses of up to twelve feet in parts of the Mikado mine. Portions of some of the veins where they display a ribbon appearance are of

particularly good gold grade, often in the multi-ounce per ton range. Some of the veins are known to be more than a thousand feet long, and occur intermittently along laterally extensive shear zones; the Mikado shear for example, has been identified over a strike length of six miles. The main areas of economic concern is demonstration of good continuity of the quartz lodes and of the high-grade gold occurrences within those quartz lodes. A thick blanket of frozen soil, rock scree and talus and landslides covers an estimated 80% to 90% of the property, largely concealing the gold-quartz veins, making their exploration and discovery challenging.

Our patented lode mining claims contain the most important gold-bearing structures in the district, as far as is now known. Although high-grade gold showings in the Chandalar district have long been recognized in published literature, exploration necessary to establish the extent of mineralization has never been accomplished. The principal evaluation work done in the past on the lode deposits was done on the Mikado, Summit, Little Squaw, and Eneveloe-Bonanza Mines by lessees in the late 1970's early 1980's. Each of these mines has been minimally worked by means of several hundred feet of underground workings aggregating almost 2,000 feet in all. Limited surface work in the past within the district established the existence of gold-bearing zones on other prospects similar to the veins found at these mines. Sufficient work has never been accomplished on any of the veins and gold-bearing zones to define the presence of ore reserves that meet the criteria of SEC Industry Guide 7.

Drilling of the veins by previous operators is either extremely limited or, in most cases, non-existent. A low-grade gold aureole may occur around some of the high-grade gold-quartz veins where chloritically and sericitically altered rocks contain stockworks of quartz veinlets. These aureoles, which extend outwards as much as 100 feet at the Mikado Mine, have never been tested for low-grade bulk tonnage mining potential. The Mikado Mine is one site that may host high-grade gold-quartz vein deposits within low-grade bulk tonnage deposit. Substantial drilling and engineering work will be required to determine if such a potential deposit exists in a commercially viable quantity.

2004 and 2005 Chandalar Field Programs

During the 2004 summer field season we conducted a two-phase reconnaissance surface and underground sampling program on the Chandalar property. A deep soil sampling technique developed by us was employed to identify gold anomalies that may reflect hidden gold-quartz veins. The highlight of the first phase was the re-discovery of the historic Pioneer prospect. The Pioneer quartz vein is partially exposed in some old trenches and prospect pits. The Pioneer prospect, which is associated with a major shear zone at least three miles long, contains very high-grade gold values of unknown extent. A channel sample across the vein assayed 2.30 ounces of gold per ton over a width of 2.5 feet.

The 2004 summer field program was augmented by a structural geology study of the Chandalar district using existing high altitude aerial photography. The study was done by BlueMap Geomatics Ltd. located in Vancouver, British Columbia. The gold bearing quartz veins on the property occur within large shear zones or faults that form lineaments, and major structural intersections may be a controlling factor in the emplacement of the gold mineralization. BlueMap Geomatics identified numerous pronounced linears that they interpreted to represent deep-seated faults. This work was useful in defining sites for follow up exploration in 2005 that resulted in new prospects (Rock Glacier and Prospector East.)

Similar surface prospecting work and mineralization site appraisals continued during the summer of 2005, although at a lower level of activity for lack of sufficient funding. A summary description of the principal mines and prospects examined during the 2004 and 2005 summer field seasons was prepared, and drilling targets were selected from that information which is available in a Prospectus filed on August 28, 2006 with the SEC.

Our Chandalar mining claims cover all or major portions of three main drainages and lesser parts of a fourth drainage that radiate from the areas in which the gold-bearing quartz veins and associated shear zones are located. They include most of the areas where placer mining operations occurred in the past, as well as substantial portions of these drainages that have never been mined. The placer gold deposits in the Chandalar district are characterized by high-grade concentrations of native gold that occur in multiple horizons in second and third order streams in the vicinity of auriferous quartz lodes. At least 76,000 ounces of gold are known to have been produced from four placer deposits at Chandalar, with recovery of some nuggets, the largest of which was 10.6 ounces, according to records in our possession. The placer gold deposits were exploited by both open-cut and underground drift mining methods limited to unconsolidated but frozen gravels. Limited drilling by previous operators indicates that certain areas on the property, especially along Little Squaw and Big Squaw Creeks have potential for the discovery of significant quantities of placer gold. Substantial drilling and engineering work will be required to determine if such potential deposits exist in commercially viable quantities.

Progress was made during the 2004 and 2005 Chandalar project summer field seasons in defining geological features helpful in planning future drilling campaigns. The primary focus of the 2005 geological field program was to technically assess a suite of the prospects defined by the 2004 program. These programs methodically built a suite of substantive drilling targets through prospect scale geologic mapping and intensive prospect site sampling at some thirty sites. We believe that this work was

successful in effectively advancing ten quartz lode gold prospects to the drilling stage for initial drilling in 2006. Drill targets include both high-grade quartz vein underground deposits and targets for lower-grade deposits of disseminated gold within hydrothermally altered wall rocks of quartz veins, which may be amenable to surface bulk mining methods. The Project Manager at the time, Mr. Barker, advanced a proposal to make and initial test of the ten targets with 10,000 feet of drilling, which, following appraisal of the results, has lead to an intensified drilling proposal on a selected sites in 2007. The aim of the 2007 drilling would be to begin establishing a mineral resource on some sites where good drill intercepts were obtained.

2006 Chandalar Program Overview

The planned 2006 technical program was based on geological field work completed during 2004 and 2005, and the recommendations of our Chandalar Project Manager and registered professional geologist, James C. Barker. Mr. Barker's recommendations are contained in a report dated January 2, 2006, which is available on our website at www.littlesquawgold.com.

The main goals of the 2006 Chandalar field season were:
- Renovation and expansion of the Chandalar infrastructure, including roads, airstrip and camp facilities.
- A district geologic map at 1:20,000 scale.
- Geologic examination (mapping, sampling, trenching) of the as many of the 35 gold prospects as possible.
- Thirty or more reverse circulation drill holes for 10,000 feet on ten targets.
- An initial examination of the major placer gold deposit on Little Squaw Creek to produce a forward going evaluation plan.

All of the 2006 field and drilling data has been compiled, and the Project Manager, Mr. Barker, is currently working on a written report detailing the findings that the program. His report is not expected to be available until March, 2007.

We began our 2006 Chandalar exploration program late in the first quarter of 2006 by mobilizing heavy machinery, camp construction materials and supplies by "cat train" over the Coldfoot to Chandalar winter haulage trail to a site within our Chandalar mining claim block. The load was trucked to the Coldfoot jump-off point on the Dalton Highway. From there, bulldozers, snow cats and sleds moved the cargo onto the property. The field program was supported throughout the summer by aircraft, and the program was also demobilized by aircraft late in the third quarter.

A 20-man exploration and drilling camp was set up under contract with a company which specializes in arctic field services. Our personnel reconditioned and upgraded the Squaw Lake airfield to accommodate heavy loads on multi-engine aircraft and established an adjacent bulk fuel offloading and temporary storage depot. Nearly $395,000 of capital equipment purchases were made in support of the 2006 summer exploration season. The main capital items are a mid-sized excavator, a small (D-3 size) dozer, twelve all terrain vehicles, a pick-up truck, welding unit and computers.

Early in 2006 we entered into a contract with an Anchorage, Alaska based drilling service company to perform all of the drilling at Chandalar using their equipment. We selected reverse circulation (RC) drilling over diamond core drilling for reasons of speed and cost efficiency, and, more importantly, unlike diamond drilling, we did not have to inject water into drill stems passing through permanently frozen rock (permafrost). RC drilling produces chips of rock called cuttings, while diamond drilling produces a better quality sample as a cylinder of rock called core, but is also slower and more costly. Ultimately, at 7,763 feet, the drilling fell short of its 10,000-foot goal because of a combination of factors related to weather, mechanical problems with the drill, insufficient or inadequate drill tooling, and generally poor drill contractor performance.

Mr. Barker directed the drilling as well as the Company's survey crews, which conducted detailed geological mapping and sampling of many gold-quartz vein prospects occurring across the Chandalar property. Approximately 950 soil and rock samples were collected during the field season and submitted for assay. In conjunction with this, four excavator trenches totaling 300 feet in length were dug for bedrock sampling. All of this work focused on proving-up the continuity of quartz veins. It also found that many of the 35 individual gold-quartz vein prospects are linked, forming sets comprising ten separate and very long quartz vein/shear zone systems.

In the spring of 2006, we entered into a $52,572 contact with Pacific Rim Geological Consultants of Fairbanks, Alaska to make the district geology map. By October, their geological team had completed a 1:20,000 scale geological map of the Chandalar mining district, encompassing about fifty square miles. This work has resulted in a technical report to us dated January 23, 2007 and titled "Geology of the Chandalar Mining District, East Central Brooks Range, Northern Alaska". Although largely complete, an addendum to this report will be needed to cover some still pending sub-contractor laboratory results of geologic age dating, trace element geochemistry, microprobes for mineralogical identification, and petrographic analyses of the various identified geological formations. One objective of this work has been to identify any linkage between gold mineralization and specific geological features that may be helpful in further exploring the gold deposits of the district. The report contains twelve enumerated observations and recommendations that bear on the mineral endowment of our property, and the Chandalar district as a whole. The

following from the report is the most important conclusion of the study: "The upper plate, where a majority of the high-angle gold-quartz vein fault deposits occur, is dominated by metamorphosed turbidites. Turbiditie-hosted, orogenic districts contain some of the largest and most prolific gold deposits that have been and are currently being mined in Australia, Canada, Asia, Africa, and North America (Goldfarb and others, 2005). Focusing on Alaskan examples, the lodes of the Chandalar district are very similar to the meta-turbidite-hosted, quartz-carbonate gold lodes of the Cape Nome district on western Alaska (Bundtzen and others, 2006)." The report goes on to single out calcium carbonate stratigraphic units within the turbidities as being an important ore forming control where the fault feeder zones cross cut them. The Pacific Rim report with its findings is of valuable use to us in our continued exploration of our Chandalar property.

2006 Chandalar Sampling and Assaying Parameters

In 2006, we took about 2,100 various types of samples for assay, including 1,128 drill samples. All of the 2006 assay results for rock, soil, stream sediment and drill samples reported in this document were collected by us or independent contractors working for us. The rock samples typically consist of five to seven pounds of fragments collected on the surface, from outcrops or on the dumps of old workings or from within old prospect pits or tunnels, and from our trenches made by our excavator. Each sample consists of between twelve and twenty dollar-size rock chips or fragments. The sampled material is primarily of vein quartz or rocks containing quartz veinlets. All of these samples are preliminary and strictly of a reconnaissance nature. In many cases the samples were not taken across the full width of the quartz veins, and therefore the samples do not represent a quantitative measurement of the gold content of the veins, nor should they be interpreted to indicate that mineralization is present in a quantity and grade that would represent an economically viable ore deposit. The soil samples are also strictly of a reconnaissance nature, taken to define zones of gold mineralization concealed by soil and vegetation cover. They were taken by hammering a hollow steel pipe (split set rock bolt) about five feet into the ground. Material from the last one to two feet inside the pipe was then collected. Geochemical analysis using atomic adsorption methods were applied to the soil and stream sediment samples. Our drilling was done using a reverse circulation percussion drill, which uses compressed air to drive a rapid firing hammer, pounding the bedrock into chips that are lifted to the surface using compressed air. We collected a continuous progression of five-foot sample intervals of the drill cuttings for the entire length of each hole.

All of our rock and drill chip samples were assayed by ALS Chemex USA Inc. in Sparks, Nevada using fire assays with a gravimetric or Atomic Adsorption finish for gold. (ALS Chemex operates under ISO certification and is a global provider of assays to mineral exploration and mining companies.) Of the 1,128 samples of drill cuttings, metallic screen assaying procedures were applied to 130 of the samples where quartz veining and/or hydrothermal alteration of rock formations were encountered. Metallic screen assaying is an industry accepted assaying procedure that is used to mitigate possible gold nugget effects on the assay results.

Approximately eight percent of the drill cuttings samples and two and one-half percent of the surface rock and soil samples are involved in a check assay program we are conducting. A series of coarse rejects and pulps from samples assayed by our primary assayer, ALS Chemex, have been sent to Alaska Assay Laboratory in Fairbanks, Alaska for re-assay and statistical comparisons to the original assay received from Chemex, and previously publicly reported by us. Alaska Assay Laboratory is part of the Alfred H. Knight group, a well established international independent weighing, sampling and analysis service to the commodity trade. This check assay program is expected to be completed by March 2007.

None of the assays we report in this document are to be interpreted to imply the presence of ore reserves, including those of the drill cuttings. Substantial additional sampling, drilling and geological and engineering work would have to be completed to confirm the presence of proven and probable reserves that meet SEC Industry Guide 7 criteria, and no assurance can be given that any such reserves will eventually be defined on our Chandalar property.



Map 3 – Mineralized Structure, Gold Prospects and 2006 Drilling Locations on our Chandalar Claims

On July 22, 2006 we initiated a drilling program intended to provide an initial, or reconnaissance, test of some ten of thirty targets developed by previous geological field work. In all, 7,763 feet of reverse circulation (RC) percussion drilling was accomplished in thirty-nine drill holes on nine separate prospects. Ten of those holes were abandoned or lost prior to reaching their targets due to poor ground conditions, and the planned drilling of the Pallasgeen prospect was not accomplished. All of the drill holes were drilled at angles designed to intercept their targeted quartz veins or mineralized structures at right angles in order to obtain their approximate true widths. The prospect sites and the targeted mineralized structures where the 2006 drilling took place are shown on Map 3.

Table 3 contains a drilling summary of the 2006 Chandalar drilling program, showing the drilling statistics for each of the nine prospects that were drilled. It shows a strong drilling effort was made on two prospects that are adjacent to each other – the Summit and the Kiska; as we believed these two prospects represented affiliated mineralized structures having both high-grade gold vein and disseminated low-grade gold potential.

Table 3 - 2006 Chandalar Drilling Statistics					
Prospect	**Hole #**	**UTM Easting**	**UTM Northing**	**Angle (degrees)**	**Total Depth (feet)**
Little Squaw	LS 1 (lost)	49495	93423	-45	168
	LS 2	49495	93423	-45	310
	LS 3 (lost)	49454	93395	-45	200
	LS 4	49459	93447	-45	210
	LS 5	49345	93386	-45	380
	LS 35	49516	93390	-45	210
	LS 36	49515	93388	-45	130
				Subtotal	1,608
Summit	SUM 6	49331	91836	-45	300
	SUM 7	49212	91845	-45	310
	SUM 8	49212	91842	-60	150
	SUM 9	40209	91838	-45	175
	SUM 10	49080	91869	-45	300
	SUM 11 (lost)	48995	91904	-45	120
	SUM 12	48996	91905	-45	300
				Subtotal	1,555
Kiska	KIS 13	48847	91277	-45	320
	KIS 14	48726	91377	-45	215
	KIS 15	48726	91377	-45	210
	KIS 16 (lost)	48767	91336	-45	140
	KIS 17 (lost)	48770	91334	-45	170
	KIS 18	48959	91285	-45	210
	KIS 19 (lost)	49064	91232	-45	170
				Subtotal	1,435
Eneveloe	EN 20	48592	92631	-45	140
	EN 21	48592	92632	-45	180
	EN 22	48591	92653	-60	170
	EN 26	48718	92545	-45	210
	EN 27	48713	92551	-45	210
				Subtotal	910
Jupiter	JUP 23 (lost)	48452	92470	-50	120
	JUP 24	48446	92468	-50	210
	JUP 25	48541	92475	-50	210
				Subtotal	540
Uranus	UR 28	50451	92565	-45	205
	UR 29	50513	92459	-45	210
				Subtotal	415
Crystal	CRY 30	50710	93012	-45	210
	CRY 31	50755	92982	-45	180
				Subtotal	390

Ratchet Ridge	RR 32 (lost)	49762	91840	-45	140
	RR 33	49816	91821	-45	160
	RR 34	49794	91817	-45	170
				Subtotal	470
Little Squaw East	LS 37 (lost)	49717	93459	-45	60
	LS 38	49715	93465	-45	210
	LS 39 (lost)	49730	93285	-45	70
				Subtotal	340
				TOTAL	**7,763**

2006 Chandalar Prospects Drilling Conclusions

The 2006 drilling program was basically successful in meeting its objective. It was a scout program to make initial tests on as many prospects as possible in order to determine which of them may be worthy of continued, more detailed drilling to define resources in ore shoots. An analyses of the drilling sample assay results for each of the nine prospects concludes that follow-up drilling should continue on four of them in 2007. These are the Little Squaw, Summit, Eneveloe and Ratchet Ridge. Extensive trenching (using our excavator) with attendant geologic mapping and rock chip sampling is warranted on the Jupiter and the Kiska. No further work is planned on the Crystal or Uranus at this time.

Little Squaw Prospect

First explored in 1909, a small reserve of 2,000 tons grading 53.08 g/t (1.55 oz/ton) gold was estimated in a high-grade shoot of auriferous vein quartz containing visible gold (Note: This is not an SEC Industry Guide 7 compliant resource). The "ore" shoot is exposed at the surface and at the 100 Level upper adit. Our records indicate at least 625 ounces of gold have been produced. Old exploratory mine workings include two adit levels, each about 300 ft long, connected by a winze, and a 76 foot-raise to the discovery outcrop. Several small diameter diamond drill core holes were drilled on the quartz vein system in 1982 by a former lessee. Our renewed evaluation began in 2004, and in 2006 seven reverse-circulation holes totaling 1,608 feet were drilled to explore the known and suspected auxiliary, or side veins.

Quartz vein mineralization is localized along a south-dipping fault, and on the 100 Level, gold is confined to the footwall zone of a composite vein. A 9 to 12 inch banded ribbon gold-quartz zone contains disseminated and thin seams of arsenopyrite, mica, scorodite, pyrite, and trace galena. Slickenside is common on many of the laminar planes that form the banded composition. Small clots of wire gold occur in vugs and on band surfaces and are very loosely attached to the rock. Quartz veins can be traced westerly about 1,800 feet from the 100 Level, and are open to extension beyond that. On the east slope to Gold Creek, about 600 feet further along strike to the west, a dozen pieces of quartz with visible gold were seen and two nearby soil samples assayed 3.67 and 1.36 g/t (0.107 and 0.040 oz/ton) gold. Aerial imagery and float mapping tentatively extends the Little Squaw shear zones along a 110° strike eastward to the Crystal prospect, about 1.0 mile east. The vein at the Crystal prospect closely resembles the composite 100 Level vein.

Two, possibly three or more veins, are present at the Little Squaw mine; the principal veins are the 100 Level vein on the north, and a south vein about 125 feet south of the 100 Level vein.

We drilled seven holes from four sites spaced at 150-foot intervals for 600 feet along the Little Squaw structure to test the known quartz vein system at depth. Drill hole LS 2 cut the best intercept: 20 feet of 4.21 g/t (0.123 oz/ton) gold, including 5 feet of 10.75 g/t (0.314 oz/ton) gold. A re-assay of the sample pulp by the check laboratory found 16.15 g/t (0.472 oz/t) gold. LS 2 is a re-drill of LS 1, which was lost due to drilling problems before reaching the vein. LS 2 hole encountered drilling problems passing through the vein, and sample loss was incurred. Geologic reconstruction of fault movement shows that auriferous intercepts in holes LS 4, LS 2, and in a 1982 drill hole, LS45N, correlate to the 100 Level vein. Hole LS 4 cut the vein but reported only a single 5-foot interval of 0.64 g/t (0.019 oz/ton) gold; water and lost circulation were encountered in the vein and gold loss is suspected. The 1982 hole LS45N reported a 10-foot intercept of 15.75 g/t (0.460 oz/ton) gold in the footwall rocks of the 100 Level vein. In 2004, we recovered the old sample split for this interval and re-assayed it to find 20.50 g/t (0.599 oz/t) gold

The 1982 hole LS3 reportedly cut the south vein with 6.16 g/t (0.18 oz/ton) gold over 70 feet. We also recovered the original assay sample splits for this hole in 2004 and re-analyzed them, verifying the results. Hole LS 5 also cut the south vein with a 5-foot interval of 3.38 g/t (0.099 oz/ton) gold; hole LS 35 only entered the vein with the last few feet of the available drill rod, unable to return a reliable sample. Hole LS 36 was targeted on the vein but also failed to reach it.

It is apparent from the combined 1982 and 2006 drill data that the vein on the 100 Level may be mineralized over a longer strike length and depth than previously known. Additionally, at least some high-grade mineralization occurs on the south vein. The Little Squaw gold-quartz vein deposit warrants more drilling and continuation of surface trenching and sampling in 2007.

The Little Squaw prospect drilling results of 2006 are shown in Table 4:

Table 4 - 2006 Little Squaw Prospect Drilling Summary							
Hole #	Drill Angle (deg.)	Total Depth (feet)	Interval (feet)	Intercept ~ True Width (feet)	Au (g/t)	Au (oz/ton)	Comment
LS 1	- 45	168	165 -168	3	0.60	0.018	Lost entering target
LS 2	- 45	310	205 – 225 Incl. 210 - 215	20 5	4.21 10.75	0.123 0.314	Little Squaw vein/re-drill of LS 1
LS 3	- 45	200					Lost before target
LS 4	- 45	210	55 – 60	5	0.64	0.019	Little Squaw vein
LS 5	- 45	380	155 – 160	5	3.38	0.099	Little Squaw vein
LS 35	-45	210	10 - 15	5	0.06	0.002	Possible quartz vein
LS 36	-45	130					Lost to water inflow

Summit Prospect

Exploration of the Summit Mine area was first reported prior to 1913 and by 1982 a shaft, multiple trenches, several drill holes, and three adits had been driven during several episodes of prospecting. There are Company reports that 1,400 tons were produced at a grade of 44.14 g/t (1.289 oz/ton) gold and 142 tons at a grade of 165.07 g/t (4.820 oz/ton). A previously reported high-grade ore shoot on the 100 Level was re-opened in 2006 and it is estimated that about 800 tons had been mined from a stope into this shoot, which remains open to depth.

Summit prospect is a large fault or shear zone 100 or more feet wide that contains multiple veins and lenses of gold-bearing quartz. In 2006, we drilled seven reverse-circulation holes totaling 1,555 feet along a 1,200-foot segment of the mineralized system, partially to evaluate some historic exploration reports. Hole SUM 6 near the 200 Level failed to duplicate a 1982 drill assay of 31.10 g/t (1.000 oz/ton) gold over five feet and 11.64 g/t (0.340 oz./ton) gold over two feet. SUM 6 reported only minor gold, not exceeding 0.36 g/t (0.011 oz/ton) gold. Drilling near the 100 Level, however, indicates very good discovery potential.

Good exploration potential is indicated by results in SUM 7, 8, 9, and 10, which returned values from 3.24 to 9.05 g/t (0.095 to 0.264 oz/t) gold including a 5-foot intercept of 16.15 g/t (0.457 oz/ton) gold in SUM 8, signaling the presence of a high grade ore shoot (>1 oz/ton). Definition and step out drilling are required to delineate the continuity of the higher grade drill intercepts. SUM 12 is an intriguing hole that bottomed in a 95-foot section of low grade (0.28 g/t, or 0.008 oz/ton) gold mineralization, the last 35 feet averaging 0.44 g/t (0.013 oz Au/ton); the hole bottomed in mineralized rock..

The 2006 drilling did show that lower grade gold values are present in wider zones within the carbonaceous schist, as in hole SUM 12, and not associated with large quartz veins. Soil sampling to the west of drill hole SUM 12 indicates this auriferous zone extends laterally to crop out below rock scree in Summit Gulch.

The results of the drilling, trenching, and soil samples indicate potential for discovery of a large tonnage, low-grade deposit on the Summit prospect. The multi-veined, sheared and hydrothermally altered structure has been traced for 4,500 feet of strike length, and is open in both directions and to depth. Wide spaced orientation holes have probed less than a quarter of its identified strike length. Further drill exploration of both the vein ore shoot potential near the 100 Level, and the lower grade auriferous zones in the schist to the west is planned in 2007.

The Summit prospect drilling results of 2006 are shown in Table 5.

Table 5 - 2006 Summit Prospect Drilling Summary							
Hole #	Drill Angle (deg.)	Total Depth (feet)	Interval (feet)	Intercept ~ True Width (feet)	Au (g/t)	Au (oz/ton)	Comment
SUM 6	- 45	300	130 -140	10	0.36	0.011	Main shear
SUM 7	- 45	310	45 – 140	95	0.85	0.025	Main shear
			incl. 55 – 75	20	2.63	0.077	Quartz veins
			incl. 55 – 60	5	5.71	0.106	
			180 – 230	50	0.15	0.004	2nd structure
SUM 8	- 60	150	70 – 80	10	9.05	0.264	25 ft below
			incl. 70 – 75	5	16.15	0.472	SUM 7
			95 – 140	45	0.42	0.012	intercept
SUM 9	- 45	175	80 – 95	15	2.28	0.067	Possible
			incl. 80 -85	5	5.52	0.161	secondary shear
SUM 10	- 45	300	55 – 100	45	0.69	0.020	Main shear
			incl. 70 -75	5	3.24	0.095	
SUM 11	- 45	120					Lost above target
SUM 12	- 45	300	205 – 300	95	0.28	0.008	Ends in main
			incl. 260 - 300	35	0.44	0.013	shear

Kiska Prospect

A 1945 Company report mentions a stibnite-quartz showing referred to as the Little Kiska on a hillside between the Mikado and the Star claim groups, but no specific location is given. In 2006 we found that gold could be readily panned from soil along a projected strike of a buried quartz structure in the general vicinity of the old reports. Consequently, a soil sample grid was done, followed by drilling seven holes totaling 1,435 feet in late summer. The nearby Chiga prospect was also found in 2006. There are no past reports of prospecting at the Chiga and no old workings were found there.

Kiska is completely covered by soil and scree. Soil samples, taken from depths of 3 to 5 feet, outline a geochemical anomaly area averaging 1.03 g/t (0.030 oz/t) gold over at least 75 feet by more than 1,700 feet. We cut one trench, where rock chip sample assays ranged from 1.25 to 422.00 g/t (0.037 to 12.322 oz/ton) gold over scattered narrow intervals. It indicates the gold in soil anomaly is caused by of a wide zone of many small irregular and intermittent quartz veins and lenses and zones of fault gouge with gold.

The Chiga area has only been briefly evaluated and soil sampled. The west-northwest subdued topography suggests another 100°-105° covered shear zone that lies mid-way between the Summit and the Kiska shear zones. Four short soil lines across 1,000 feet of strike length along the inferred shear zone structure reported anomalous gold, arsenic, and antimony.

Seven scout drill holes were drilled from five sites along the length of the Kiska soil geochemical anomaly, including five holes that ended in gold mineralization. Of the seven holes, four did not reach their intended depth. Anomalous gold values were present in most of the drill holes, but assays were quite low. The two best drill hole intervals are 10 feet in KIS 17 with 1.10 g/t (0.032 oz/t) gold and 20 feet in KIS 18 with 0.70 g/t (0.021) gold.

We believe the Kiska prospect deserves continued examination by an extensive trenching program with emphasize on identifying bulk tonnage potential in 2007.

The Kiska prospect drilling results for 2006 are shown in Table 6:

Hole #	Drill Angle (deg.)	Total Depth (feet)	Interval (feet)	Intercept ~ True Width (feet)	Au (g/t)	Au (oz/ton)	Comment
KIS 13	- 45	320	75 - 80	5	0.24	0.007	
KIS 14	- 45	215	210 -215	5	0.18	0.005	Hole ends in mineralization
KIS 15	- 45	210	190 - 200	10	0.76	0.022	Hole ends in veining
KIS 16 (lost)	- 45	140	120 -140	20	0.56	0.016	Hole ends in mineralization
KIS 17 (lost)	- 45	170	160 - 170	10	1.10	0.032	Hole ends in mineralization
KIS 18 (lost)	- 45	210	85 – 95 130 – 145 190 – 210 incl. 195 - 200	10 15 20 5	0.64 0.73 0.70 2.00	0.019 0.021 0.021 0.058	Hole ends in mineralization
KIS 19 (lost)	- 45	170	None	—	—	—	Hole missed target zone

Eneveloe Prospect

Eneveloe is a large gold-bearing quartz vein that has been traced for several thousand feet by geological mapping. We are in possession of reports dating back to 1911 of samples assaying 11.30 to 29.80 g/t (0.330 to 0.870 oz /ton) gold taken from the 15 to 20-foot wide quartz vein outcrop that is the present site of the 100 Level adit. In 1981, a former lessee did 1,113 feet of small diameter diamond core drilling that targeted the big vein, but drill core sample recovery was very poor. They drove the short 100 Level adit and extended the old 200 Level adit to expose a 31.10 g/t (1.000 oz /ton) or more ore shoot (assay records show 17.12 to 342.47 g/t (0.500 to 10.000 oz/ton) gold). A small inferred resource of 5,356 ounces at 31.10 g/t (1.000 oz /ton) gold was calculated to exist between the two levels (Note: This is not an SEC Industry Guide 7 compliant resource). Our reconnaissance mapping and sampling began in 2004. In 2006, we drilled five holes totaling 910 feet from two sites about 300 feet apart.

The Eneveloe quartz veins are located along 105° to 120° striking faults that dip steeply north and are closely associated with the Eneveloe shear zones, which locally form the footwall. The veins follow a topographic depression eastward into the Little Squaw Creek valley, where they appear to underlie the Rock Glacier prospect.

Drill core sample recovery from the 1981 drilling was only successful for two holes which were drilled near the 100 Level adit. Our records show an intercept of uncertain thickness in E 5 (27.40 g/t (0.380 oz /ton) gold), and 17.12 g/t (0.500 oz/ton) gold for a 10-foot interval in hole E 4. Our 2006 reverse circulation drill holes ENV 20, 21, & 22 were drilled from the same site as the 1981 holes were. Drill hole ENV 20 largely confirms the 1981 drill results, with intervals between 60 feet to 85 feet averaging 5.85 g/t (0.171 oz/ton) gold and within which the interval 60 to 65 feet assayed 25.41 g/t (0.742 oz /ton) gold. Hole ENV 21, angled to the east of the others, also reported the quartz vein zone, albeit thinner and lower grade, which averaged 2.60 g/t (0.076 oz /ton) gold over 15 feet. Hole ENV 22 had a weak intercept of 5 feet of 0.78 g/t (0.023 oz/ton) gold, but the hole was stopped short of its target. Based on the combined data, mineralization on the vein system between the 100 and 200 Levels appears to extend west farther than previously thought. Stream sediment from Robbins Gulch, 1,800 feet west of the drill site, assayed a very high 0.60 g/t gold.

Holes ENV 26 and 27 were drilled from a pad about 150 feet in elevation above the 100 Level adit. Neither hole showed any significant intercepts, suggesting either the "ore" shoot dissipates to the east of the drill site, or the zone of quartz veining has been offset to the north, as suggested by the geochemically anomalous gold in soil values in that area.

Continued drilling of the Eneveloe prospect in 2007 is warranted, particularly to chase the down dip extension of the mineralization in hole ENV 20, and to scout the vein to the west of the drilled area.

The Eneveloe prospect drilling results for 2006 are shown in Table 7.

Table 7 – 2006 Eneveloe Prospect Drilling Results							
Hole #	Drill Angle (deg.)	Total Depth (feet)	Interval (feet)	Intercept ~ True Width (feet)	Au (g/t)	Au (oz/ton)	Comment
EN 20	- 45	140	60 –85	25	5.85	0.171	
			incl. 60 - 65	5	25.40	0.742	Main vein
EN 21	- 45	180	115 - 130	15	2.59	0.076	
			incl. 115 - 120	5	5.86	0.171	Main vein
EN 22	- 60	170	135 - 140	5	0.78	0.023	Main vein
EN 26	- 45	210	95 - 110	15	0.15	0.004	Small veins
EN 27	- 45	210	95 -105	10	0.08	0.002	Small veins

Jupiter Prospect

Jupiter is another large gold-bearing quartz vein close to and sub-parallel to the Eneveloe vein. It outcrops about 125 feet east of the drill site, where rock chip sampling shows it contains about 3 g/t (0.088 oz/t) gold. Three holes were drilled in 2006 to target the talus-covered projection of the vein, the results of which are shown in Table 8. Of those, only JUP 25 was successfully completed. The Jupiter vein remains open to exploration to the east and west, where geological mapping indicates it extends for hundreds of feet. Continued exploration in 2007 would involve a trenching program expose the covered portions of the vein's strike extensions prior to any further drilling.

Table 8 – 2006 Jupiter Prospect Drilling Results							
Hole #	Drill Angle (deg.)	Total Depth (feet)	Interval (feet)	Intercept ~ True Width (feet)	Au (g/t)	Au (oz/ton)	Comment
JUP 23 (lost)	- 50	120	40 - 50	10	—	—	No sample return
JUP 24	- 50	210	None	—	—	—	Missed vein
JUP 25	- 50	210	65 - 70	5	3.49	0.102	Main vein

Ratchet Ridge Prospect

The 2006 Ratchet Ridge drilling results are shown in Table 9. The drilling found the first occurrence of hydrothermally altered greenstone intrusive rock that has been recorded on the Chandalar property. Drill hole RR 33 encountered what appears to be a geochemically gold enriched rock known as listwanite. Listwanite is named after the mafic rock in the Mother Lode gold mining districts of northern California where its silicate minerals have been replaced by carbonate minerals during gold mineralizing episodes. There, it usually occurs near gold ore shoots within quartz veins where they approach mafic intrusives. Although this drilling discovered only geochemically anomalous gold mineralization, Ratchet Ridge remains an intriguing prospect deserving of additional drilling in 2007.

Table 9 – 2006 Ratchet Ridge Prospect drilling Results							
Hole #	Drill Angle (deg.)	Total Depth (feet)	Interval (feet)	Intercept ~ True Width (feet)	Au (g/t)	Au (oz/ton)	Comment
RR 32 (lost)	- 45	140	None	—	—	—	Abandoned prior to target depth
RR 33	- 45	160	15 – 25	10	0.09	0.003	Hit old mine cavity
			80 -85	5	0.28	0.008	Listwanite
			100 - 110	10	0.32	0.009	Listwanite
RR 34	- 45	170	None	—	—	—	Hole missed target zone

Crystal Prospect

Early day prospectors discovered the Crystal prospect, and by 1908 a four-ton bulk sample had been mined from quartz veins and packed to an improvised stamp mill at nearby Spring Creek. According to reports in the Company's records, the shipped ore mill recovery averaged 1,464.19 g/t (42.574 oz /ton) gold , with total production of 188.32 ounces of gold. There were no other accounts describing the Crystal prospect until 2004 when we re-located and sampled the old workings. We frequently found native gold in the old prospect workings, which are on a rugged mountainside that limits drill access. The Crystal vein(s) are very similar to the Little Squaw 100 Level vein and both feature a composite vein with an auriferous banded footwall zone. A 2004 chip sample from a 0.67 ft-wide banded zone at the Crystal assayed 113.20 g/t (3.305 oz/ton) gold. We found that most of the surface outcrop of the auriferous banded quartz had been removed by the early-day high grade mining.

There are several quartz veins present at the Crystal, however, bedrock of gray micaceous schist and black carbonaceous phyllite to schist is complexly faulted and individual veins can not be traced more than a few tens of feet. In 2006, we attempted two reverse-circulation drill holes; hole CRY 30 was to undercut the old workings and hole CRY 31 was targeted to undercut a quartz vein we exposed by trenching about 200 feet to the east of CRY 30. Neither drill hole intercepted their intended targets. We now think that the drill holes undershot a low-angle fault displacement of the quartz veins, probably to the north.

The last 35 feet of drill hole CRY 30 intersected geochemically gold anomalous altered carbonaceous schist with minor mixed quartz and hematitic alteration. This rock is similar to what was drilled in Summit drill hole SUM 12, and could have touched on a large zone of low grade gold mineralization. The Crystal prospect drilling results for 2006 are shown in Table 10. Additional trenching and structural mapping and sampling of the veins to the west is planned in 2007.

Table 10 – 2006 Crystal Drilling Results							
Hole #	Drill Angle (deg.)	Total Depth (feet)	Interval (feet)	Intercept ~ True Width (feet)	Au (g/t)	Au (oz/ton)	Comment
CRY 30	- 45	210	175 – 210	35	0.20	0.006	Hole ends in mineralization
CRY 31	- 45	180	None	—	—	—	Missed vein

East Little Squaw Prospect

Five holes were drilled in search of the eastern extension of the Little Squaw vein system. The first, LS 35, was positioned to intersect the projection of the main vein about 100 feet east of, and 120 feet deeper than the hit in LS 2, which intersected 70 feet of 1.30 g/t gold (0.038 oz/t gold) including 5 feet of 10.75 g/t gold (0.314 oz/t gold). The last 5 feet of LS 35 started into the quartz vein zone, but it did not penetrate the vein as the limits of the drill tooling had been reached. This hole should be deepened in any future drill campaign. LS 36 was drilled from the same drill pad, but at a much different azimuth to test for outlying (hanging wall) veins. None were found. The last three holes were drilled about 700 feet east of LS 2 along the projection of the vein system within an area covered by landslide debris. Some boulders of quartz vein containing visible gold had been found uphill, indicating gold veins may be covered by the landslide. Two of the holes were lost to difficult drilling conditions in the landslide debris, and a third was completed to depth without hitting any gold veins. The 2006 does not adequately test the prospective zone. Additional drilling is recommended for the East Little Squaw prospect on a low priority basis.

Uranus Prospect

The two holes drilled on the Uranus were designed to probe for downward extensions of two sub-parallel gold-bearing quartz veins exposed in old prospecting pits. The holes did not show gold values of interest and no further drilling is justified on this prospect.

Un-drilled Chandalar Prospects

In addition to the 2006 field season drilling, field examination work continued on a suite of more than twenty seven other gold showings scatter over the Chandalar claim block (Map 3). Detailed geological prospecting and evaluation was accomplished on some eighteen of those having the following names: Pallasgreen-Drumlummon, Aurora Gulch, Big Creek Bowl, Big Squaw Creek, Bonanza, Boulder Creek, Chandalar, Indicate-Tonapah, Kelty-Caribou, Mellow Bench, Mikado-Big Tobin, Mikado Pedro, Northern Lights, Pioneer, Prospector East, Rock Glacier, St. Marys, and Woodchuck. Our examination work determined that no further work should be done on five of these prospects, which are the St. Marys, Mikado-Pedro, Boulder creek, Big Squaw and Woodchuck. Evaluation work, including some geophysics, will continue on thirteen of the prospects during the 2007 field season. The Pallasgreen-Drumlummon and Aurora Gulch show exceptional merit at this time, and are worthy of expanded comments as follows:

Pallasgreen-Drumlummon

The Pallasgreen-Drumlummon was on the docket to be drilled in 2006. However exceptionally muddy access roads resulting from the melting of permafrost prevented reasonable access to its drill sites. It is anticipated the road will be dry enough to carry drill traffic in 2007.

The Pallasgreen site shows a prominent outcrop of iron-stained quartz, first prospected in the early 1900s; the nearby Drumlummon does not outcrop. The early workings consist of a few hand dug trenches. We re-located the prospects in 2005, near the head of Nugget Creek, and started mapping and sampling. The two prospects are geologically similar and in close proximity, apparently displaced by a fault zone, and traceable for about one mile.

Typical of other district gold-quartz veins, the Pallasgreen-Drumlummon prospects are controlled by, and are aligned to, northwesterly altered shear zones striking 105° to 115°. These have been cut by younger, prominent 150° to 165° faults that displace the Pallasgreen area about 1,000 feet north from the Drumlummon. Quartz veins follow hydrothermal alteration zones 75 to 100 feet wide that exhibit magnetic low fields also striking northwest. Sampling of the Drumlummon included a soil grid in 2006, but only a few sporadic gold-arsenic anomalies were found. Samples of vein material found in float contained 0.03 to 1.16 g/t (0.001 to 0.034 oz/t) gold. A single isolated geochemically anomalous soil sample reported 0.966 g/t (0.028 oz/t) gold with exceptionally high arsenic.

The principal quartz vein at the Pallasgreen is about 25 feet-wide and strikes 100° to 105º with a steep south dip. The vein, partly composed of brecciated quartz shard-limonite zones, occurs at the contact of a light brown carbonate, feldspathic schist and black graphitic schist. The best assay of the vein is 3.93 g/t (0.126 oz/t) gold from a 1.0 foot-channel sample of the vein's footwall. A close-by, parallel, 6 foot-thick vein contains clots of galena and arsenopyrite. This vein strikes east to an exposure where a random chip assay reported 10.87 g/t (0.317 oz /t) gold. Water in Nugget Creek draining the prospect area is highly discolored from mineral content; two water samples contain anomalous zinc. Trenching is planned prior to drilling in 2007.

Aurora Gulch

We first identified this unique prospect in the 2006. There is no record or evidence of previous work having been done. The Aurora Gulch prospect represents a type of gold-arsenic mineralization that differs from the classical mesothermal quartz veins typical of the Chandalar district. At the Aurora, geochemical gold-arsenic values with a distil antimony halo are concentrated in carbonaceous schist and dolomite below an altered structural contact with overlying gently folded greenstone sills. The underlying metasediments are cut by one, probably two deep-seated west-northwesterly shear zones that are intersected by both northwest and northeast prominent faults.

Geochemically anomalous gold values have been found in soil, stream sediment, and rock samples at Aurora Gulch. Stream sediment values are up to 0.45 g/t (0.014 oz/t) gold, and soil values range up to 2.78g/t (0.089 oz/t) gold. Soil and stream sediment sampling results (Map 4) define an area approximately 1,200 feet square of geochemically anomalous gold and arsenic that is enveloped by a zone of variable sericite-silicic-hematite-carbonate hydrothermally altered schist, mostly underlying the lowermost greenstone sill. Highly geochemically anomalous antimony occurs on the perimeter of the gold geochemical anomaly.

Gold mineralization observed to date occurs as pods and lenses of sulfide quartz distributed within sheared and isoclinally folded black schist. A quartz veinlet stockwork in unfoliated dolomite seen only in float assayed 38.80 g/t (1.248 oz/t) gold.

Aurora Gulch shows good potential for developing a target for a disseminated type gold deposit that is not controlled by quartz veins, as is typical of the Chandalar district. Very little bedrock is exposed for examination. Most of the map area is talus or tundra covered; consequently, extensive trenching is planned in 2007.



Map 4 – Aurora Gulch Prospect Geology & Geochemistry

2006 Chandalar Placer Gold Deposit Evaluation

In conjunction with the end of the first seasonal lode gold exploratory drilling program on our Chandalar property, we retained the services of Mr. Jeffrey O. Keener to conduct a preliminary field examination of the placer gold deposits on Little Squaw and Big Squaw Creeks. Keener is a well recognized consulting geologist and placer mining specialist in Alaska who has evaluated 38 Alaskan and western U.S. placer gold deposits, of which ten have been brought into production on his advice. Keener's report to us comes under the letterhead of NordWand Enterprize, his private mineral exploration company, and is titled *Letter of Recommendation: Chandalar Placers, October 1, 2006.*

Placers are secondary gold deposits derived by erosion of weathered outcrops of large lodes (gold-quartz veins) located up-stream. Placer gold consists of gold particles found as dust, flakes and nuggets in the gravel deposits of stream channels and creek beds. A number of placer gold deposits have been previously identified around the Chandalar property, where four creeks have seen historic placer gold production, mainly by "old timers" using hand mining methods. The recorded placer gold mining production at Chandalar exceeds 76,000 ounces, of which 29,000 ounces is documented to have come from small open-cut and underground (drift or tunnel) mining on Little Squaw Creek. Placer mining gold grades are measured in ounces per cubic yard (opy) of gravel, with interesting results usually in the hundredths (0.01's) of an ounce range. In the last decade, independent miners, who had leased creeks on the Chandalar property and used mechanized placer mining equipment, reported their "break-even" gold grade was between 0.02 and 0.03 opy.

During his field examination, Keener mapped and sampled old miners' workings, and excavated sampling pits on Little Squaw Creek to depths of 20 feet. He used an analytical gold panning technique to sample and measure the gold contents of various sites, finding gold grades of between 0.017 opy and 0.157 opy in various strata within the gravel beds. His immediate aim was to investigate the recovery of gold from a reconnaissance drilling program performed in 1997 by a former lessee (Daglow Exploration, Inc.). In a report providing drilling results to us, the former lessee estimated that a possible deposit (i.e. mineralized material) of 194,000 ounces of gold contained in 2.3 million cubic yards of placer gravel (an average grade of 0.084 opy) may remain unmined in Little Squaw Creek. (We note that this reference is not an SEC Industry Guide 7 compliant resource.) We do not known at this time how much barren, or weakly mineralized material, would have to be moved to access the estimated 2.3 million yards of well mineralized material.

Keener reported that a mine model is a pre-requisite in weighing economic criteria against the any potentially drilled resource. He noted that in 2002, the U.S. Bureau of Land Management conducted a pre-feasibility study of mining in the Koyukuk Mining District, just west of the Chandalar region (Coldwell, J.R., BLM Tech. Rpt. 38). They estimated that for a large placer mine supported by a 100-mile long winter trail, a paygrade of $3.26 per loose cubic yard for all material moved would be required to break-even. Applying a price for gold of $550 per ounce, this cut-off grade is 0.006 ounces per cubic yard. The economic parameters for this pre-feasibility study should be updated for increased 2007 costs due to higher fuel prices and other expenses. We estimate that average grades of 0.010 opy could be profitable at Chandalar given current gold price (~$670/oz) and using mechanized placer mining methods.

The basic conclusion of Keener's report is summed up in the following quotes taken from his report: "*The presence of high-grade placer gold deposits on Little Squaw Creek is well-established and clearly has the potential to provide a significant gold resource for the Company ...... If proven, these deposits can be brought into production within a relatively short time. Furthermore, additional placer resources that may occur on nearby gold-bearing creeks controlled by the Company will substantially enhance the value of the Chandalar mineral properties*."

Keener recommends in his report a drilling program be conducted in 2007 to define the Company's placer gold resources with the goal of developing probable and proven reserves on the Little Squaw Creek stream. He also is advising that reconnaissance drilling should commence on Big Squaw Creek to explore for "pay streaks" in the deeper gravels downstream of the old workings. He notes that additional placer exploration targets on the Company's properties have also been identified and should be drilled in the future.

We paid Keener at total of $5,040 for his services.

2007 Chandalar Exploration Plans

The gold exploration program to be undertaken on our Chandalar property during the 2007 summer field season is still in the formative stages. At this time, the 2006 Annual Chandalar Project report by the Project manager, James C. Barker, is still being compiled and written. Our plans and budgeting, as outlined below, are preliminary and subject to change, and will not be finalized until Mr. Barker's report and analyses of results of the 2006 exploration program are received.

We are proceeding with basic arrangements to execute a two-front exploration program at Chandalar during 2007. One front will be the continued exploration of the gold-quartz lodes (or vein or otherwise known as hardrock) deposits with follow-up

diamond core drilling scheduled on some of the previously drill tested prospects, as well as some of the undrilled prospects along with extensive trenching on others. A second front involves rotary reverse circulation drilling of the Little Squaw Creek gravels (or alluvium) to establish placer gold reserves that are compliant with SEC Industry Guide 7 criteria. This is being planned in accordance with Jeff Keener's recommendations in his 2006 report cited above. Our agenda calls for mobilizing two drills to the property before spring break-up in May. Additionally, considerable upgrading of the local infrastructure is being planned, including new roads, extension of the Squaw Lake airstrip and upgrading the exploration base camp. A medium sized bulldozer and road grader are the major capital items being purchased in support of this operation.

Gold-Quartz Lodes (veins), the first exploration front
Our objectives of the 2007 proposed Chandalar hardrock evaluation program are as follows:

- To accomplish follow up drilling using large diameter diamond core drilling on the better drill hole gold intercepts encountered on four of the prospects (Little Squaw, Summit, Eneveloe and Ratchet Ridge) drilled in 2006.
- To acquire drill data on at least two of those four prospects that will enable us to begin calculations of gold resources, if any, that will meet the criteria of SEC Industry Guide 7 for resource reporting.
- To accomplish initial drilling on two additional prospects, primarily the Pallasgreen and another yet to be selected.
- To re-focus our exploration efforts on the discovery and evaluation of the more innocuous (non-quartz vein related) manifestations of gold mineralization in the district, such as the disseminated gold mineralization in schists and altered greenstones we discovered during 2006 at the Aurora Gulch and Kelty-Caribou prospects.
- To successfully complete 4,500 feet of NQ (2.4" diameter) or larger size coring as fourteen holes on the prospects according to Table 11.
- To carry out a trench excavation program involving 30 trenches for about 4,000 linear feet on at least sixteen prospects, as outlined in Table 12, in order to expose and thoroughly sample bedrock gold mineralization that may become future drilling targets.

Table 11 – 2007 Proposed Drilling Diamond Drilling Program		
Prospect	Number Of Drill Holes	Drill Footage
Little Squaw	1	350
Summit	3	1,000
Eneveloe	3	750
Ratchet Ridge	1	300
Pallasgreen	2	600
Mikado	2	900
Optional Locations	2	600
Total	**14**	**4,500**

Table 12 – 2007 Proposed Excavator Trenching Program		
Prospect	Number Of Trenches	Trenching Footage
Summit	1	150
Eneveloe	3	225
Jupiter	3	500
Rock Glacier	1	150
Aurora Gulch	1	500
Pallasgreen	2	250
McLellan	2	200
Pioneer	1	200
Big Creek Bowl	1	100
Bonanza	1	30
Chandalar	1	150
Chiga	1	150
Kiska	4	525
Jackpot	1	25
Little Squaw	2	225
Uranus	2	100
Optional Locations	3	400
Total	**30**	**3,880**

Placer Gold Deposits, the second exploration front

Our basic objectives of the 2007 rotary reverse circulation placer drilling program at Chandalar are:

- To, first, establish SEC Industry Form 7 compliant reserves in Little Squaw Creek,
- Second, to set the stage for expanded placer gold resource drilling in adjacent drainages, and
- Third, to complete the proposed 90 hole 13,000 foot program all according to recommendations of independent placer mining consultant Jeff Keener. (Table 13)

Table 13 – 2007 Placer Gold Rotary RC Drilling Exploration Plan							
Exploration Targets	Priority	Planned Number of Drill Lines	Estimated No. of Holes per Drill Line	Planned Number of Holes	Range of Hole Depth (feet)	Estimated Average Hole Depth (feet)	Total Footage (feet)
Little Squaw Bench	High	7	10	70	50 to 175	140	10,000
Spring Creek	Moderate	2	5	10	unknown, no data	150	1,500
Big Squaw Creek	Moderate	2	5	10	unknown, > 100	150	1,500
Total		11		90			13,000

During 2006, independent placer mining consultant Mr. Jeff Keener identified three targets in the vicinity of the our exploration camp that may contain significant resources of placer gold: Little Squaw Bench, Spring Creek, and Big Squaw Creek. The most important is the Little Squaw Bench, which has been shown by early day drift-miners to contain high-grade pay gravels concentrated in pre-glacial and post-glacial alluvium, with a rich pay streak running along the alluvium-bedrock contact. A reconnaissance drilling program by a former lessee in 1997 outlined what they called an inferred resource of 194,000 ounces of placer gold. (We note that this reference is not an SEC Industry Guide 7 compliant resource.) To the west of the Bench lies Spring Creek on which no previous prospecting is known to have occurred, but appears to be an old channel of Big Squaw Creek, possibly pre-dating recent glaciation. The third target is the Big Squaw Creek drainage where early day placer gold hand-mining occurred on its upper parts, but is not known to have been productive on its downstream reaches.

Keener has proposed to make seven lines of 5½-inch diameter rotary reverse circulation drill holes (using a tri-cone instead of a hammer bit) on the Little Squaw Bench. Those proposed drill lines are spaced approximately 500 feet apart with the drill holes on them spaced about 50 feet apart, for a total of 70 holes. We believe it will be necessary to set six-inch casing in the upper parts of many of the holes to prevent water inflow and caving of the hole, adding significantly to the cost of the drill holes. The gravel, or alluvial, depth to bedrock is known to be 46 to 164 feet. The average hole depth on the Little Squaw Bench, including at least 4 feet drilled into bedrock, is estimated to be 140 feet. The drill program goal for the Little Squaw Bench is 10,000 feet. Keener considers the magnitude of this proposed program with its density of drill holes to be sufficient for engineers using the data generated to establish an ore reserve compliant with SEC Industry Guide 7 criteria, should economic placer gold grades be obtained in the drilling.

Keener has also proposed scout drilling for placer gold deposits on Spring Creek and Big Squaw Creek. He recommends making two widely spaced drill lines of five holes each on each of these targets. This scout drilling is intended to expose the subsurface characteristics of the stream channels, investigate their glacial gravels and silt/clay strata for placer gold, and the presence of any potential resource for more detailed exploration. The drill lines on both target areas are spaced 2,000 to 4,000 feet apart and each line's drill holes are placed 100 to 200 feet apart. The depth to bedrock on both drainage is not known. We know that a former lessee, in 1997, drilled three holes to a maximum depth of 100 feet on Big Squaw Creek, just upstream of the Squaw Lake airstrip, without intercepting bedrock. Keener speculates that bedrock may be found at an average depth of 150 feet in this area. With this estimate, the scout drilling program on Spring and Big Squaw Creeks will require 3,000 feet of drilling in 20 holes. This drill density is insufficient to calculate resources under SEC Industry Guide 7 criteria, but its results will give us a basis on which to make decisions about carrying forward with exploratory programs in these drainages.

Drill hole sampling and assaying of placer drill cuttings of gravels requires a meticulous procedure that differs substantially from normal fire and chemical assaying procedures used for rock and drill core samples. In our case, all of the drill cuttings for each 2.5 foot drilled are collected in five gallon buckets. The samples are then transported to a location where their volumes and mass are carefully measured, after which they are concentrated with a small, hydraulic screening/sluicing plant (i.e. Goldsaver or Prospector units). The volume of oversize tails off the screen is measured in a graduated bucket and discarded. The reduced samples are then carefully hand panned to a high-grade concentrate when colors of gold can be counted and their mass estimated. The pan concentrates are then transferred into a labeled ziplock bag for further detailed analysis in a laboratory. In the analysis, measured sample volumes are compared to theoretical volumes based on the drill tooling specifications. A correction factor is then derived for each sample. The recovery factor is used to adjust the gold grade for excessive or deficient amounts of sample material. This factor is also used to judge the integrity of the hole (i.e. collapse or blow-out) and overall recovery performance of the drilling system. The pan concentrates are then double-panned in a controlled environment or laboratory. All visible colors of gold are extracted, dried, counted, and weighed to the nearest milligram. A digital image of the sample is collected and labeled. The sample of gold is then placed in individual sample vials or combined with other samples for the same drill hole. Reject pan concentrates are saved for later amalgamation to test for lost values and to analyze for the heavy mineral suite. Empirical data are entered onto a spreadsheet, where formulas are created to calculate volume recovery, correction for swell and recovery, oregrade, and paygrade. Stratigraphic notes and other data about the drill hole are also entered onto the spreadsheet to create a complete log of the hole.

We are unaware of any independently certified laboratory that performs the type artesian service required of placer gold assaying. We are currently in discussions to contract NordWand Enterprize, Jeff Keener's privately owned company, to independently do the drill site sample collection and analyses of the 2007 placer gold drilling program. Security of sample and quality control of the assaying work are to be addressed in the contract.

2007 Chandalar Exploration Budget

Our plans for the 2007 seasonal exploration program on our Chandalar property are not yet completely settled. Accordingly, the budgeting process, although advanced, is ongoing. Nevertheless, some material and equipment procurements are taking place, haulage arrangements to the project site are being made, and various service contracts are being negotiated. The anticipated program builds on the results of our previous two year's prospecting and geologic work and the results of our 2006 gold-quartz lode drilling campaign, and it adds a substantial new dimension with the placer gold drilling campaign, as recommended by an independent geologic consultant, Jeffery O. Keener. A more detailed version of the placer program costs is presented on page eight of Keener's *Letter of Recommendation: Chandalar Placers, October 1, 2006*. The quantity of proposed drilling in 2007 amounts to 104 holes for 17,500 feet, albeit most of the drill holes are short rotary holes into the placer gravels. The estimated project cost is about $3.0 million, as shown in the table 14.

Table 14 – 2007 Estimated Project Cost	
Capital Equipment (Dozer, Road Grader)	474,000
Exploration Camp & Consumables	158,000
Temporary Payroll	455,000
Professional Services (Technical & Legal)	436,000
Transport (Overland, Air Freight & Fuel)	447,000
Contracted Diamond Core Drilling	337,000
Contracted Rotary Reverse Circulation Drilling	408,000
Project Related General Administration & Travel	154,000
Subtotal	2,869,000
Contingencies @ 5%	143,000
Total	3,012,000

During late 2006, we raised sufficient cash to conduct the intended 2007 seasonal exploration program on the Chandalar property. We intend to begin or 2007 program by moving the heavy equipment, supplies and fuel via "cat train" over the winter haul road in late March to the property. Drilling on the Little Squaw Creek placer deposit should start in late May, with the diamond core drilling and extensive trenching program beginning in mid-July. There can be no assurance that should exploration proceed according our plans, it will lead to the discovery and delineation of either placer gold or lode gold ore reserves that will conform to the criteria specified in SEC Industry Guide 7.

The drilling program planned for 2007 is intended to provide us with sufficient data from which some resources may be calculated for both the placer and lode targets that are complaint with SEC Industry Guide 7 criteria. Following appraisal of those

results, decisions that may lead to intensified drilling on selected high-priority lode prospect sites as well as initiating preliminary engineering and mining feasibility studies on the placer deposit during 2008 will be made. We have sufficient funds to undertake the proposed exploration and drilling program in 2007. Additionally, we have sufficient funds and financing to continue operations at a fully-staffed level for the next 12 months. We may not have sufficient funds to continue development of the Chandalar property beyond 2008, and may have to rely on further sales of our securities to finance the Company's operations. There can be no assurance we would be successful in completing such a securities offering on terms acceptable to us.

Risks Related to the Chandalar Project

Competition

There is aggressive competition within the minerals industry to discover and acquire mineral properties considered to have commercial potential. We compete for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than us. In addition, we compete with others in efforts to obtain financing to acquire and explore mineral properties. Specific to our Chandalar project, we compete in mining claims staking with local miners and entrepreneurs for prospective ground. One of those miners, Mr. Delmer Ackels, a former lessee of the property, has overstaked five of our Traditional state mining claims in his own name. We have filed a civil suit to clear title to those claims (see Legal Proceedings).

Employees

We have two full-time employees at this time, being the Vice President of Operations and Manager of Investor Relations. Commitments have been made to hire a full time employee to manage the site logistics of the Chandalar project and be a permanent caretaker of the camp and equipment, and to an another individual to become a senior geologist for the Company. We rely on consulting contracts for our some of management and administrative personnel needs, including the persons who act as our President/Chief Executive Officer and Chief Financial officer. These contracts will expire on January 31, 2008 and on December 31, 2007, respectively, unless renewed by the compensation committee of our board of directors. Additionally, we have a Chandalar project technical management consulting contract that will expire on January 31, 2008.

We have established accounts with the States of Washington and Alaska to enable us to process payrolls for our corporate staff and to meet the Chandalar project field labor needs. The first of approximately ten hourly paid employees for Chandalar is scheduled to begin work in the first week of May 2007. These are seasonable jobs that are all expected to be terminated by October 2007.

Regulation

Our activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, exploration, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on our business, causing those activities to be economically re-evaluated at that time.

Environmental Risks

Minerals exploration and mining are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to us (or to other companies in the minerals industry) at a reasonable price. To the extent that we become subject to environmental liabilities, the remediation of any such liabilities would reduce funds otherwise available to us and could have a material adverse effect on our financial condition. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

Our Chandalar property contains an inactive small mining mill site with tailings impoundments, last used in 1983. The mill was capable of processing 100 tons of ore feed per day. A grand total of 11,918 tons were put through the mill, and into two small adjacent tailings impoundments. A December 19, 1990 letter from the Alaska Department of Environmental Conservation (the "D.E.C.") to the Division of Mining of the Department of Natural Resources states: "Our samples indicate the tailings impoundments meet Alaska D.E.C. standards requirements and are acceptable for abandonment and reclamation." The Alaska DNR conveyed acknowledgement of receipt of this report to us in a letter dated December 24, 1990. We subsequently reclaimed the tailings impoundments, and expect that no further remedial action will be required. Vegetation has established itself on the tailings impoundments, thereby mitigating erosional forces. Concerning a related matter, the Alaska D.E.C. has identified a small area of low-level mercury contamination in a graveled staging area next to the mill and has designated it to be a medium priority assessment site in its state contaminated sites database. We have accrued a $50,000 liability to execute a remediation plan proposed by us and approved by the Alaska D.E.C. Other than this minor mercury contamination, we know of no matters of concern to the Alaska D.E.C. regarding our and our predecessors' exploration and production activities on the properties.

Title to Properties

A major portion of our mineral rights consist of "unpatented" lode mining claims created and maintained on federal and deeded state lands in accordance with the laws governing federal and Alaska state mining claims. We have no unpatented mining claims on federal land in the Chandalar mining district, but do maintain unpatented state mining claims there. All of our claims comprising our Broken Hills West property are unpatented federal lode mining claims. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of complex federal and state laws and regulations. Also, unpatented mining claims are always subject to possible challenges by third parties or validity contests by the federal and state governments. In addition, there are few public records that definitively determine the issues of validity and ownership of unpatented state mining claims.

An important part of our Chandalar property is patented federal mining claims owned by us, except for a 2% mineral reservation held by our former management. Patented mining claims, which are real property interests that are owned in fee simple, are subject to less risk than unpatented mining claims. We have done a title chain search of the Company's patented federal mining claims and believe we are the owner of the private property, and that the property is free and clear of liens and other third party claims except for the 2% mineral production royalty.

The State of Alaska requires locators and holders of unpatented state mining claims to complete annual assessment work and to pay an annual cash rental on the claims in order to keep the claimant's title to the mining rights in good standing. We are not in default of any annual assessment work filing or annual claim rental payment.

State of Alaska unpatented mining claims are subject to a title reservation of 3% net profits royalty for all mineral production on net mining income of $100,000 or more.

We have attempted to acquire and maintain satisfactory title to our Chandalar mining property, but we do not normally obtain title opinions on our properties in the ordinary course of business, with the attendant risk that title to some or all segments our properties, particularly title to the State of Alaska unpatented mining claims, may be defective.

On February 16, 2007, we filed a civil complaint against Gold Dust Mines, In., and its sole owners, Delmer M. Ackels and Gail E. Ackels, seeking, among other things, for injunctive relief and to evict Mr. Ackels from our claims. The mining claims in contest are a small portion of our Chandalar property. As such and based on our technical evaluation of them, we believe they are not material to the property's exploration and ore body discovery potential. We are aware of small placer gold deposits on those claims that have attracted Mr. Ackels to challenge their validity. Our local base of operations is sited on one of those claims, and attempted development of that claim by Mr. Ackels could significantly disrupt our exploration program. A complete discussion of the complaint we filed against Mr. Ackels and his company, Gold Dust Mines, Inc., appears in the Legal Proceedings section of this document.

Alaska Taxes Pertaining to Mining

Alaska has tax and regulatory policies that are widely viewed by the mining industry as offering one of the most favorable environments for establishing new mines in the United States. The mining taxation regime in Alaska has been stable for many years. There is always discussion of taxation issues in the legislature but no changes have been proposed that would significantly alter the current state mining taxation structure. Although management has no reason to believe that new mining taxation laws which could adversely impact our Chandalar property will materialize, such event could and may happen in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

Exploration Activities in 2005 and 2006

In the two years prior to 2006, we focused on advancing exploration of the Chandalar property through surface prospecting and geologic mapping and sampling methods. No drilling or underground exploration work was involved. In 2004, Pacific Rim Geological Consulting Inc. of Fairbanks, Alaska completed a comprehensive independent technical report on the Chandalar property. Pacific Rim reviewed all of Little Squaw's extensive data on the Chandalar property that the Company has built up over the years, which includes data from various operators dating back to the early 1900's. They concluded the gold mineralization is of the mesothermal type, and the property has multimillion ounce gold discovery potential. Pacific Rim recommended additional exploration, some of which was completed in two phases during the 2004 summer field season by an independent certified professional geologist, James C. Barker, under contract to the Company. Mr. Barker was one of the two co-authors of the Pacific Rim report. The summer field program was augmented by a structural geology study of the Chandalar district using existing high altitude aerial photography. BlueMap Geomatics identified numerous pronounced linears that it

interpreted to represent deep-seated faults. Interested parties may obtain a copy of this report form the Company by written request. A detailed technical description of the activity and results are contained in a December 20, 2004 report by Mr. Barker titled "Summary of Field Investigations 2004." This work has been useful in defining targets for future exploration.

Mr. Barker recommended that initial exploration of the Chandalar property be conducted in two staged phases as follows:

- PHASE I would be geological investigations primarily to pin-point proposed drill sites throughout the district. This work would consist of various exploration activities, including the use of targeted soil sampling grids and ground and aerial geophysics.

- PHASE II would be a reverse circulation drill program of 5,000 feet or more.

We were unable to obtain the financing required to undertake the planned 2005 exploration program due to unfavorable stock market conditions for the mining sector in early 2005. Instead, we undertook a modest surface exploration of the Chandalar property during the month of July 2005. Mr. Barker was again retained to carry out a surface exploration program during the 2005 summer field season. A small field crew concentrated work on ten of the gold quartz vein prospects, where geologic maps were produced of each and 189 rock, soil and stream sediment samples were taken for analysis. This program was completed at a cost of approximately $58,000. A detailed technical description of the activity and results are contained in a January 2, 2006 report by Mr. Barker titled "Chandalar Mining District, A Report of Findings and Recommendations, 2005".

We also retained the services of a licensed consulting geologist, Melvin Klohn, during the 2005 field season to review its extensive Chandalar property data and make a comprehensive week-long visit to site. Mr. Klohn examined most of the significant gold prospects on the property and said that he found the gold bearing quartz veins to be very similar to the important category of gold deposits often called "lode gold" or greenstone gold, which are major contributors to world gold production. He noted the district's prospects are aligned along a series of sub-parallel structural belts in a structural pattern similar to that of the famous Red Lake district in Ontario, Canada. He concluded that the Chandalar property presents a unique and appealing gold exploration opportunity.

Results of the 2006 Summer Exploration Season

The 2006 seasonal exploration program for our Chandalar property built on the 2005 foundational work, and was very similar to the combination of Phase I and Phase II recommended by our geologic consultant, James C. Barker, in his 2004 report. A detailed version of the program costs is presented on pages 81 to 85 of Mr. Barker's January 2, 2006 report titled "Chandalar Mining District, A Report of Findings and Recommendations, 2005". The quantity of proposed drilling in Phase II was increased from 5,000 feet or more to 10,000 feet or more, and the project's projected cost became approximately $1.7 million dollars.

During late 2005 and early 2006, we raised sufficient cash to conduct the intended 2006 seasonal exploration program on the Chandalar property. We began our 2006 field exploration program during the second quarter of 2006 and completed it in late 2006. There can be no assurance that should exploration proceed according to the recommended program, it will lead to the discovery and delineation of ore reserves that will conform to the criteria specified in SEC Industry Guide 7.

The drilling program planned for 2006 was intended to provide an initial test of the ten identified targets, and, following appraisal of the results, was expected to lead to intensified drilling selected high-priority sites in 2007. The contractor's drill was flown to the site on July 22, 2006, and the planned drilling began. Truck and aircraft shipping delays caused approximately a week's setback in getting the drill to the project. Start-up operations were faced with unseasonably poor weather conditions, including spring blizzards, late snow melt, and then continual rains, which caused water-related ground stability problems. A section of the main road necessary for drilling access was blocked by an extensive mud slide, requiring the Company to build a detour route. On July 30th, a mechanical failure on the drill rig halted drilling for five days. All together, these delays have significantly impacted the drilling program schedule. All of the intended objectives of the drilling program were not met prior to the onset of winter, which occurred in mid-September, when the seasonal field operation ended. We revised our drilling operations to make up for lost drill time, including reprioritization of drilling sites and drilling shorter holes on fewer drill targets.

In addition to drilling selected targets, our consultants completed a 1:20,000 scale geological map covering over 50 square miles, which represents most of the Chandalar mining district, including areas not controlled by the Company. Also our project manager and geologist, Jim Barker, directed the Company's survey crews in conducting detailed geological mapping as well as sampling of eighteen different gold quartz vein prospects. This work, which focused on proving-up the continuity of quartz veins, indicated that many of the thirty-five previously reported individual gold quartz vein prospects are linked, forming sets comprising nine separate vein systems, and identified new gold prospects.

The body of work completed in 2006 forms the basis upon which 2007 exploration plans are being made, as described in the Business Description section of this report.

2007 Chandalar Exploration Plans

The gold exploration program to be undertaken on our Chandalar property during the 2007 summer field season is still in the formative stages. At this time, the 2006 Annual Chandalar Project report by the Project manager, James C. Barker, is still being compiled and written. Our plans and budgeting, as outlined below, are preliminary and subject to change, and will not be finalized until Mr. Barker's report and analyses of results of the 2006 exploration program are received.

We are proceeding with basic arrangements to execute a two-front exploration program at Chandalar during 2007. One front will be the continued exploration of the gold-quartz lodes (or vein or otherwise known as hardrock) deposits with follow-up diamond core drilling scheduled on some of the previously drill tested prospects, as well as some of the undrilled prospects along with extensive trenching on others. A second front involves rotary reverse circulation drilling of the Little Squaw Creek gravels (or alluvium) to establish placer gold reserves that are compliant with SEC Industry Guide 7 criteria. This is being planned in accordance with Jeff Keener's recommendations in his 2006 report cited above. Our agenda calls for mobilizing two drills to the property before spring break-up in May. Additionally, considerable upgrading of the local infrastructure is being planned, including new roads, extension of the Squaw Lake airstrip and upgrading the exploration base camp. A medium sized bulldozer (Cat D-6R) and road grader (Cat 140) are the major capital items being purchased in support of this operation.

Gold-Quartz Lodes (veins), the first exploration front
Our objectives of the 2007 proposed Chandalar hardrock evaluation program are as follows:

- To accomplish follow up with large diameter diamond core drilling the better drill hole gold intercepts encountered on four of the prospects (Little Squaw, Summit, Eneveloe and Ratchet Ridge) drilled in 2006.
- To acquire drill data on at least two of those four prospects that will enable us to begin calculations of gold resources, if any, that will meet the criteria of SEC Industry Guide 7 for resource reporting.
- To accomplish initial drilling on two additional prospects, primarily the Pallasgreen and another yet to be selected.
- To re-focus our exploration efforts on the discovery and evaluation of the more innocuous (non-quartz vein related) manifestations of gold mineralization in the district, such as the disseminated gold mineralization in schists and altered greenstones we discovered during 2006 at the Aurora Gulch and Kelty-Caribou prospects.
- To successfully complete 4,500 feet of NQ (2.4" diameter) or larger size coring as fourteen holes on the prospects.
- To carry out a trench excavation program involving 30 trenches for about 4,000 feet linear feet on at least sixteen prospects in order to expose and thoroughly sample bedrock gold mineralization that may become future drilling targets.

Placer Gold Deposits, the second exploration front
Our basic objectives of the 2007 rotary reverse circulation placer drilling program at Chandalar are:
- To, first, establish SEC Industry Form 7 compliant reserves in Little Squaw Creek,
- Second, to set the stage for expanded placer gold resource drilling in adjacent drainages, and
- Third, to complete the proposed 90 hole 13,000 foot program all according to recommendations of independent placer mining consultant Jeff Keener.

Our plans for the 2007 seasonal exploration program on our Chandalar property are not yet completely settled. Accordingly, the budgeting process, although advanced, is ongoing. Nevertheless, some material and equipment procurements are taking place, haulage arrangements to the project site are being made, and various service contracts are being negotiated. The anticipated program builds on the results of our previous two year's prospecting and geologic work and our 2006 gold-quartz lode drilling, and it adds a substantial new dimension with the placer gold drilling campaign, as recommended by an independent geologic consultant, Jeffery O. Keener. A more detailed version of the placer program costs is presented on page eight of Keener's *Letter of Recommendation: Chandalar Placers, October 1, 2006*. The quantity of proposed drilling in 2007 amounts to 104 holes for 17,500 feet, albeit most of the drill holes are short rotary holes into the placer gravels. The estimated project cost is about $3.0 million, an increase of an estimated 69% over 2006 exploration costs.

Broken Hills West – 2006 Activities and 2007 Exploration Plans

Effective September 14, 2006, we entered into a 40-year Mining Lease on this property located in Mineral county, Nevada. The terms of the Mining Lease give the us the right to terminate it at any time subject to due notice, and calls for us to make annual lease payments of $12,500 for the next five years, increasing to $17,500 annually thereafter. We have the option to purchase the mineral rights for $220,000 at any time, subject to a 2.5% net Smelter Return Royalty to be retained by the owners. We also have the right to buy down the NSR to 1% by paying the owner a sum of between $1.5 million and $5 million depending on the price of gold, determined at the time of the buy down.

The Mining Lease and the federal lode claims are in good standing. We reimbursed the Trust $2,750 for payments it made to the federal government on August 31st , 2006 to meet the U.S. Bureau of Land Management Annual Maintenance Claim Fee of $125 per claim, and an additional $353 to the Mineral county recorder for recording fees. We will be obligated to make similar payments to the government on August 31, 2007 should our Mining Lease still be effective, and for all years thereafter so long as the Mining lease is effective. Additionally, we made the first year's lease payment of $12,400 to the Trust on September 14, 2006, and will be obligated to make another $12,500 payment on September 14, 2007, should our mining Lease still be in effect. We spent a total of approximately $36,000 on the Broken Hills West property during 2006, including the Mining lease payment.

The Broken Hills West mining claims were acquired on the recommendations of two independent consulting geologists retained by us. The work we completed in 2006 effectively defines an exploration drilling target for high-grade gold at depth within the silica vein system where it may join into a root zone along or within the major fault.

We have plans to continue our exploration of the Broken Hills West property during 2007. Our schedule of exploration first calls for completing a soil geochemical survey, then an Induced Potential geophysical survey followed by several carefully placed angle drill holes targeting the large gold anomalous structural zone. The 2007 exploration budget for our Broken Hills West, Nevada property is $305,000.

Liquidity and Capital Resources

We are an exploration stage company and has incurred losses since our inception. We have no recurring source of revenue and our ability to continue as a going concern is dependant on our ability to raise capital to fund its future exploration and working capital requirements. Our plans for the long term continuation as a going concern include financing our future operations through sales of our common stock and/or debt and the eventual profitable exploitation of its mining properties. Our plans may also, at some future point, include the formation of mining joint ventures with senior mining company partners on specific mineral properties whereby the joint venture partner would provide the necessary financing in return for equity in the property. During the second half of 2005 and the first quarter of 2006, we were successful in obtaining approximately $4 million in financing for operations through 2006. In December of 2006, we were successful in obtaining approximately $3 million in financing for operations through 2007. In January and February of 2007, the exercise price of the Class B Warrants increases from $0.35 to $0.50 per share. As a result, subsequent to the close of 2006, we have received approximately $700,000 cash proceeds from exercises of outstanding warrants, and we expect as yet undetermined additional exercises prior to the scheduled increase on February 24, 2007 affecting at total of 3,360,000 Class B Warrants.

At press time, the audit of our 2006 results is in process, and therefore the audited financial statements are not available for inclusion in this report. With the completion of the audit and the issuance of the report of our independent registered auditors, those financial statements will be included in our Form 10-KSB filing for 2006, at which time an amendment to this filing will be made to incorporate the financial information contained in the Form 10-KSB. Following is financial information for the year ended December 31, 2005 and the unaudited nine months ended September 30, 2006. Full financial reports for periods then ended are contained in this report.

On December 31, 2005, we had total liabilities of $775,930, and total assets of $1,361,630. This compares to total liabilities of $87,792 and total assets of about $367,560 on December 31, 2004. As of December 31, 2005, our liabilities consisted of $709,546 of convertible debenture, $6,575 accrued interest payable, $50,000 for accrued remediation costs and $9,809 in outstanding accounts payable. The Convertible Debenture has a face amount of $1,000,000 and is reflected on our financial statements of our net of an unamortized discount of $145,227 for the fair value of the debenture's beneficial conversion feature, and an unamortized discount of $145,227 for the fair value of the detached warrant. As of December 31, 2005, we had current assets of $904,494, including cash and cash equivalents of $891,380; current liabilities of $16,384; and working capital of $888,110.

On September 30, 2006 we had total liabilities of $963,707, and total assets of $2,328,152. This compares to total liabilities of $775,930 and total assets of $1,361,630 on December 31, 2005. As of September 30, 2006, our liabilities consist of $795,460 convertible debenture, net of discounts, $22,265 capital lease, $20,054 accrued interest, $50,000 for environmental clean up, and $62,704 in outstanding accounts payable. We had working capital of $1,401,164 on September 30, 2006 and current assets of $1,519,411, including cash and cash equivalents of $1,457,797. We had current liabilities of $118,247 at September 30, 2006.

Our principal source of liquidity during 2006 and 2005 has been through debt and equity financing. Financing activities provided cash of $1,216,875 during the year ended December 31, 2005, and $2,186,294 and $241,875 during the nine months ended September 30, 2006 and 2005, respectively. We used cash in operating activities of $358,350 during the year ended December 31, 2005, and $1,238,259 and $190,001 during the nine months ended September 30, 2006 and 2005, respectively. Additionally, we used cash of $369,805 to purchase equipment and acquired an additional $23,053 of equipment through a capital lease during the nine months ended September 30, 2006. We utilize the majority of this equipment in our exploration programs.

Through nine months of 2006, we reported that exploration costs for calendar 2006, including acquisitions of capital equipment, were expected to total approximately $1.765 million compared to earlier estimates of $1.736 million, an increase of approximately $30,000, or approximately 2% of planned spending. As a result of delays and mechanical failures, drilling fell short of plan by approximately 2,200 feet, or approximately 22% of the planned 10,000 feet, and contributed additional drilling support costs. The costs for drilling support and other field expenses were higher than expected, and more than offset the reduction of direct drilling expenses, which are incurred on a per-foot basis, due to the non-achievement of our goal in number of feet drilled during the 2006 field season. The cost data collected during the 2006 field season have assisted us in making estimates of costs for the 2007 field season.

To meet the funding requirements of future property acquisitions and exploration activities at the its properties at Chandalar and Broken Hills West, we were successful in 2006 in raising investment funds through private placements of Company securities as described below. In 2007 and beyond, we intend to continue to explore financing opportunities, including issuing equity or debt. With the success of our private placement in December of 2006 and warrant exercises in early 2007, we believe we have sufficient funds and financing to continue operations at a fully-staffed level for the next 12 months. However, without additional financing during 2007, we may not have sufficient funds to fund the 2008 drilling and other exploration activities on our properties in Alaska and Nevada. There can be no assurance the Company would be successful in completing such a securities offering on terms acceptable to the Company.

Private Placement Offerings

Placement Agent Agreement

On October 13, 2006, we entered into a Placement Agent Agreement with Strata Partners, LLC, a U.S. registered broker dealer. Under the terms of a Placement Agent Agreement, we agreed to pay Strata Partners, LLC, as agent, a selling agent compensation fee in an amount equal to four and one half percent (4.5%), as applicable, for sales effected by the agent and a lead agent fee agent in an amount equal to one and one half percent (1.5%) of the aggregate gross proceeds of any placement during the term of the agreement. The agent also will receive an option, as lead agent, to purchase Units equal to one and one half percent (1.5%) of the total number of Units sold by us in the placement and an option as selling agent to purchase additional Units equal to three and one half percent (3.5%) of the total number of Units, as applicable, for sales effected by the agent. The terms, conditions and exercise price of the options to be issued to the agent shall be economically equivalent to the terms, conditions and exercise price of the Units issued by us in a placement. We also agreed to grant the agent the same registration rights granted to investors in a placement, if any, and reimburse the agent for all expenses incurred by it in the performance of the agent's obligations, including but not limited to the fees and expenses of our counsel and accountants and the cost of qualifying the placement, and the sale of the securities, in various states or obtaining an exemption from state registration requirements. We will reimburse the agent for actual expenses, including but not limited to accounting, legal and professional fees, incurred by the agent in connection with the Placement, not to exceed one-half percent (0.5%) of the gross offering proceeds. We agreed that the agent would serve as exclusive placement agent until January 11, 2006. In connection with the Placement Agent Agreement we paid Strata Partners and selling agents at total of $180,720 in commissions, reduced by $30,000 in finder's fee paid to an unrelated individual, resulting in $150,720 paid to Strata Partners.

Private Placements

On December 27, 2006, we closed a private placement of 3,012,002 Units, at a price of $1.00 per Unit, each Unit consisting of one share of the registrant's common stock, par value $0.10, and one half of one (1/2) share purchase warrant. Each whole warrant is exercisable to acquire one additional share of common stock at an exercise price of US$1.50 per share during the two-year period commencing on the Closing Date. The registrant received gross proceeds of $3,012,002 in connection with the private placement. The registrant granted registration rights to the investors. The offering of units was conducted by the Company in a private placement to non-U.S. persons outside the United States in off shore transactions pursuant to an exemption from registration available under Rule 903 of Regulation S of the United States Securities Act of 1933, as amended, and in the United States solely to accredited investors pursuant to an exemption from registration available under Rule 506 of Regulation D of the Securities Act. Strata Partners, LLC, a registered broker dealer, acted as the lead placement agent in syndication (the "Syndication") with Olympus Securities, LLC in connection with the private placement. The Syndication received a cash fee of 6% of the gross proceeds and an option to purchase Units equal to 5% (the "Purchase Option") of the number of Units sold for one-year, purchasable on the same terms as the Units issued to investors. Strata Securities, LLC received a cash fee of 5.81% and Olympus Securities, LLC received a cash fee of 0.19% of the gross proceeds. Additionally, of the Syndication received an Agent Option to purchase, within one year of closing, up to 5% of the units sold in the private placement. The 5% Agent Option is exercisable at $1.00 per unit, each unit identical in composition in stock and Class C Warrant as the units sold in the placement. Of the 5% Agent Option, Strata Securities LLC received 4.88% and Olympus Securities, LLC received 0.12%.

On September 11, 2006, the Company issued to Ken Eickerman, a director of the Company, 25,000 shares of common stock as a result of exercise of 25,000 stock options, resulting in $5,500 proceeds received by the Company.

On June 20, 2006, the Company issued to Ken Eickerman, a director of the Company, 25,000 shares of common stock as a result of exercise of 25,000 stock options, resulting in $5,500 proceeds received by the Company.

On June 1, 2006, the Company remitted interest to RAB Special Situations (Master) Fund Limited in the amount $31,397.26 in the form of stock as allowed by terms of the 6% Convertible Debenture, resulting in 28,286 shares of common stock being issued to the holder. The stock price used as specified in the Debenture was the closing bid price five (5) business days prior to the due date of the interest payment, which was May 24, 2006. On that date Little Squaw's common stock closed at $1.11 per share.

On May 25, 2006, the Company issued 100,000 shares of common stock as a result of exercise of 100,000 warrants at $0.30 per common share, resulting in $30,000 proceeds received by the Company.

On May 22, 2006, the Company issued 200,000 shares of common stock to Wilbur G. Hallauer as a result of exercise of 200,000 warrants at $0.30 per common share, resulting in $60,000 proceeds received by the Company.

On February 24, 2006, we closed the second tranche of an additional 5,600,000 Units, at a price of $0.25 per Unit for gross proceeds of $1,400,000. This second closing brings the total gross proceeds received to $2,373,750 and the total Units sold to 9,495,000, including an oversubscription of 1,495,000 Units which had been approved by our Board of Directors on February 13, 2006. Each Unit consisted of one share of our common stock and one half of one (1/2) Class B Warrant. The Units of this second closing are identical to those of the first closing on January 31, 2006. In connection with this portion of the placement, we paid an Agent's commission of 10% of the gross proceeds and issued the agent 560,000 Class B Warrants, bringing the total number of Class B Warrants issued to the Agent for both tranches to 945,500.

On November 7, 2005, our Board of Directors approved an equity financing of up to $2,000,000 of our securities at a price equal to or greater than the terms of the November 21, 2005 Convertible Debenture. On January 31, 2006, we closed the first tranche of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750. Each Unit consisted of one share of common stock and one half of one (1/2) Class B Warrant. Each whole Class B Warrant is exercisable to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing Date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date. Additionally, each Class B Warrant contains a mandatory conversion provision which grant us, at our option, the ability to force conversion of each whole Warrant if the market price of our common shares is sustained at or above $0.875 per share for five consecutive trading days. In connection with this portion of the placement, we paid an Agent's commission of 10% of the gross proceeds and issued the agent 389,500 Class B Warrants.

Convertible Debenture

On November 21, 2005, we closed a private placement, issuing a 6% Convertible Debenture in the principal amount of US$1,000,000 and a detached 2,500,000 Class A Warrant to one institutional investor. Cash proceeds to us, net of cash fees to the placement agent was $900,000. The Debenture is convertible into shares of Common Stock, $0.10 par value, at $0.20 per share, subject to certain adjustments, and the Warrant is exercisable to acquire 2,500,000 common shares at an exercise price of $0.30 per share until November 21, 2008. Both the Convertible Debenture and Warrant are transferable. The 6% Convertible Debenture contains a mandatory conversion provision which grants us, at our option, the ability to force conversion of the Debenture in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of our common stock is sustained at or above $0.50 per share for five (5) consecutive trading days. The Class A Warrant also contains a mandatory conversion provision which grants us, at our option, the ability to force conversion of the Warrant in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of our common shares is sustained at or above $0.75 per share for five consecutive trading days.

On June 1, 2006, the Company remitted interest to RAB Special Situations (Master) Fund Limited in the amount $31,397 in the form of stock as allowed by terms of the 6% Convertible Debenture, resulting in 28,286 shares of common stock being issued to the holder. The stock price used as specified in the Debenture was the closing bid price five (5) business days prior to the due date of the interest payment, which was May 24, 2006. On that date Little Squaw's common stock closed at $1.11 per share.

On December 1, 2006, the Company remitted interest to RAB Special Situations (Master) Fund Limited in the amount $30,082 in the form of stock as allowed by terms of the 6% Convertible Debenture, resulting in 20,464 shares of common stock being issued to the holder. The stock price used as specified in the Debenture was the closing bid price five (5) business days prior to the due date of the interest payment, which was November 24, 2006. On that date Little Squaw's common stock closed at $1.47 per share.

In connection with the placement, we issued to the placement agent a 500,000 Class A Warrant under the terms of a Placement Agent Agreement which is convertible into 500,000 common shares at an exercise price of $0.30 until November 21, 2008. This Class A Warrant includes the same mandatory conversion provision as the warrant issued to the debenture holder. The fair value of this warrant was estimated using the Black-Scholes option pricing model. The warrant with a fair value of $30,000 is included in deferred financing costs, bringing the total to $130,000 with the cash fee paid to the agent as described above. The deferred financing costs are being amortized over the life of the convertible debenture, which resulted in amortization of $43,332 and $3,611 to interest expense being recorded in 2006 and 2005, respectively.

Upon the issuance of the 6% Convertible Debenture on November 21, 2005, we were required allocate value to the warrant issued with the debenture, and to record a discount on the debenture for its conversion feature. In accordance with EIFT No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" we recorded a discount in the amount of $150,000. This discount is being amortized over the life of the convertible debenture, which resulted in accretion of $57,276 and $4,773 to the convertible debenture being recorded in 2006 and 2005, respectively.

Also, in accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", the Warrants issued in connection with the 6% Convertible Debenture were accounting for under APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". Under APB 14, the proceeds received from the investor are to be allocated to the 6% Debenture and the Warrant in proportion to their respective fair values. The fair value of the warrants was calculated using the Black-Scholes option pricing model. The warrants with a fair value of $150,000 are presented as a component of additional paid-in capital in shareholder's equity. This discount is being amortized over the life of the Convertible Debenture, which resulted in amortization of $57,276 and $4,773 to interest expense being recorded in 2006 and 2005, respectively.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

With the exception of management consulting contracts and the Convertible Debenture described above, we had no material contractual obligations as of December 31, 2006.

Inflation

We not believe that inflation has had a significant impact on its consolidated results of operations or financial condition.

Critical Accounting Policies

We have identified our critical accounting policies, the application of which may materially affect the financial statements, either because of the significance of the financials statement item to which they relate, or because they require management judgment in making estimates and assumptions in measuring, at a specific point in time, events which will be settled in the future. The critical accounting policies, judgments and estimates which management believes have the most significant effect on the financial statements are set forth below:

- Estimates of the recoverability of the carrying value of our mining and mineral property assets. Our estimate of carrying value is based partially on the valuation opinion of a qualified independent third party. However, if future results vary materially from the assumptions and estimates used by us and this third party, we may be required to recognize an impairment in the assets' carrying value.

- Expenses and disclosures associated with accounting for stock-based compensation. As of January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which requires the measurement of the cost of employee services received in exchange for an award of an equity instrument on the grant-date fair value of the award. The Company has chosen to use the modified prospective transition method under SFAS 123(R). We used the Black-Scholes option pricing model to estimate the fair market value of stock options issued under our stock-based compensation plan, which determines the recognition of associated compensation expense. This valuation model requires the use of judgment in applying assumptions of risk-free interest rate, stock price volatility and the expected life of the options. While we believe we have applied appropriate judgment in the assumptions and estimates, variations in judgment in applying assumptions and estimates used in this valuation could have a material effect upon the reported operating results.

- Estimates of our environmental liabilities. Our potential obligations in environmental remediations or reclamation activities are considered critical due to the assumptions and estimates inherent in accruals of such liabilities, including uncertainties relating to specific reclamation and remediation methods and costs, the application and changing of environmental laws, regulations and interpretations by regulatory authorities.

- Accounting for Convertible Securities. We used the Black-Scholes option pricing model and other valuation considerations to estimate the fair market value of the detachable warrant and beneficial conversion feature of a convertible debenture. We used APB-14, EITF No. 98-5, EITF No. 00-27 and other guidance to allocate value to the individual components of this convertible security. The associated discounts to the fair value of the convertible debenture form the basis for amortization and accretion over future periods. While we believe we have applied appropriate judgment in the assumptions and estimates, variations in judgment in applying assumptions and estimates used in the valuation or future results, could have a material effect upon the allocation of fair value of the components of the convertible securities, together with the reported operating results as discounts are recognized as interest expense over the life of the securities.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock is quoted on the OTC Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information. The OTC Bulletin Board is not considered a "national exchange."

Our Common stock is traded on the NASD Over The Counter Bulletin Board under the symbol "LITS". The following table shows the high and low bid information for the Common stock for each quarter of the fiscal years 2005 and 2006. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	High Closing	Low Closing
2005		
First Quarter	$0.50	$0.34
Second Quarter	$0.45	$0.30
Third Quarter	$0.33	$0.23
Fourth Quarter	$0.35	$0.21
2006		
First Quarter	$0.80	$0.25
Second Quarter	$1.37	$0.65
Third Quarter	$1.70	$1.10
Fourth Quarter	$1.60	$1.15

The above quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

As of February 20, 2007, the closing price for our common stock was $1.25 per share as quoted by the NASD OTCBB.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent for our common shares is Columbia Stock Transfer Company, 1602 E. Seltice Way, Suite A PMB#303, Post Falls, ID 83854, U.S.A. Phone: (208) 664-3544; Fax: (208) 777-8998.

USE OF PROCEEDS

We will not receive any of the proceeds of the shares offered by the selling shareholders. We may receive proceeds from the exercise of the Class C Warrants upon exercise of these warrants, if any, and will use the proceeds from any exercise for general working capital purposes.

LEGAL MATTERS

The law firm Guess & Rudd P.C. have acted as our counsel by providing separate opinions, covering the aggregate, on the validity of the securities.

EXPERTS

The financial statements as of December 31, 2005 and 2004, included in this prospectus and elsewhere in the registration statement have been audited by DeCoria, Maichel & Teague P.S., independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

The information contained in the report titled "Gold Deposits of the Chandalar Mining District, Northern Alaska: An information Review and Recommendations" was prepared by Pacific Rim Geological Consultants, Inc., of Fairbanks Alaska.

The information contained the report titled "Summary of Field Investigations 2004" was prepared by James C. Barker, a Certified Professional Geologist licensed to practice in Alaska.

The information contained in the report titled "Interim Summary Report: Little Squaw Gold Mining Company, Properties in the Chandalar Mining district, Alaska" was prepared by Melvin Klohn, a geologist licensed to practice in the state of Washington.

The information contained in the report titled "Structural and Lithological Features Observed From Air Photo Mosaic" was prepared by BlueMap Geomatics Ltd., of Vancouver British Columbia.

The information contained in the report titled "Chandalar Mining District, A Report of Findings and Recommendations, 2005" was prepared by James C. Barker, a Certified Professional geologist licensed to practice in Alaska.

Copies of the above referenced reports are available upon written request to Little Squaw Gold Mining Company, 3412 S. Lincoln Dr., Spokane, WA 99203, Attn: Richard Walters.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, accordingly, file current and periodic reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form SB-2 under the Securities Act, as amended, in connection with this offering. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. For further information with respect to us and the shares of common stock offered hereby, reference is made to such registration statement, including the exhibits thereto, which may be read, without charge, and copied at the public reference facilities maintained by the SEC at One Station Place, 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a site on the World Wide Web at http://www.sec.gov that contains current and periodic reports, proxy statements and other information regarding registrants that filed electronically with the SEC. Statements contained in this prospectus as to the intent of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to this registration statement, each such statement being qualified in all respects by such reference.

AUDITED FINANCIAL STATEMENTS

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Little Squaw Gold Mining Company

We have audited the accompanying balance sheets of Little Squaw Gold Mining Company, (An Exploration Stage Company) ("the Company") as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and from the date of inception on March 26, 1959 through December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Little Squaw Gold Mining Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended and from the date of inception on March 26, 1959 through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ DeCoria, Maichel & Teague P.S.

DeCoria, Maichel & Teague P.S.
March 4, 2006

Spokane, Washington

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Balance Sheets
December 31, 2005 and 2004

	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 891,380	$ 32,855
Interest receivable	2,386	
Prepaid expenses	10,728	6,198
Total current assets	904,494	39,053
Plant, equipment, and mining claims:		
Equipment, net of depreciation	3,595	4,441
Mining and mineral properties	321,041	321,041
Total plant, equipment and mining claims	324,636	325,482
Other assets:		
Deferred financing costs	126,389	
Other assets	6,111	3,025
Total other assets	132,500	3,025
Total assets	**$ 1,361,630**	**$ 367,560**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 9,809	$ 5,020
Accounts payable – related parties		32,772
Accrued interest payable	6,575	
Total current liabilities	16,384	37,792
Long-term liabilities:		
Accrued remediation costs	50,000	50,000
Convertible debenture, net of discounts	709,546	
Total long-term liabilities	759,546	50,000
Total liabilities	775,930	87,792
Stockholders' equity		
Preferred stock; no par value, 10,000,000 shares authorized; no shares issued or outstanding		
Common stock; $0.10 par value, 200,000,000 shares authorized; 16,833,420 and 15,364,117 issued and outstanding, respectively	1,683,342	1,536,411
Additional paid-in capital	1,297,708	752,458
Deficit accumulated during the development stage	(2,395,350)	(2,009,101)
Total stockholders' equity	585,700	279,768
Total liabilities and stockholders' equity	**$ 1,361,630**	**$ 367,560**

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Operations

	Years Ended December 31,		From Inception (March 26, 1959) Through
	2005	2004	December 31, 2005
Revenue:			
Royalties, net	$	$	$ 398,752
Lease and rental			99,330
Gold sales and other			31,441
			529,523
Expenses:			
Other costs of operations			8,030
Management fees and salaries	66,900	70,525	1,018,957
Directors' fees – cash	13,500	17,200	96,475
Directors' fees – share based		143,200	143,200
Professional services	202,893	236,082	881,470
Other general and administrative expense	64,579	53,824	278,797
Mineral property maintenance	7,638	8,097	20,555
Office supplies and other expense	5,932	10,344	244,481
Depreciation	846	493	6,094
Reclamation and miscellaneous		14,000	115,102
Loss on partnership venture			53,402
Equipment repairs			25,170
	362,288	553,765	2,891,733
Other (income) expense:			
Interest income	(3,325)	(587)	(30,447)
Interest expense	27,286		63,587
Total other (income) expense	23,961	(587)	33,140
Net loss	**$ 386,249**	**$ 553,178**	**$ 2,395,350**
Net loss per common share – basic	$ 0.02	$ 0.04	$ 0.36
Weighted average common shares outstanding-basic	15,858,637	14,811,488	6,642,128

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2005

Year	Transaction	Shares Issued for Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
1959	Issuance of shares	X			441,300	$ 44,130				
	Net loss							$ (428)		$ 43,702
1960	Issuance of shares	X			433,780	43,378				
	Net loss							(769)		42,609
1961	Issuance of shares	X			306,620	30,662				
	Issuance of shares	X			25,010	2,501	$ 5,002			
	Net loss							(12,642)		25,523
1962	Issuance of shares	X			111,239	11,124				
	Issuance of shares	X			248,870	24,887	49,773			
	Issuance of shares		Mining leases	Par value of stock issued	600,000	60,000				
	Net loss							(5,078)		140,706
1963	Issuance of shares	X			223,061	22,306				
	Issuance of shares	X			27,000	2,700	5,400			
	Sale of option						110			
	Net loss							(5,995)		24,521
1964	Net loss							(8,913)		(8,913)
1965	Issuance of shares	X			19,167	1,917	3,833			
	Issuance of shares		Salaries	Price per share issued for cash during period	19,980	1,998	3,996			
	Net loss							(9,239)		2,505
1966	Issuance of shares	X			29,970	2,997				
	Issuance of shares	X			5,200	520	520			
	Net loss							(7,119)		(3,082)
1967	Issuance of shares	X			3,700	370	740			
	Issuance of shares		Engineering and management fees	Par value of stock issued	24,420	2,442				
	Issuance of shares		Accounting fees		2,030	203	406			
	Net loss							(5,577)		(1,416)
1968	Issuance of shares	X			64,856	6,486	12,971			
	Issuance of shares		Salaries	Price per share issued for cash during period	19,980	1,998	3,996			
	Issuance of shares		Directors' fees		30,000	3,000	6,000			
	Net loss							(7,322)		27,129

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2005

Year	Transaction	Shares Issued for Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
1969	Issuance of shares	X			12,760	$ 1,276	$ 2,552			
	Issuance of shares	X			338,040	33,804	85,432			
	Issuance of shares		Salaries	Approximate price per share issued for cash during period	24,000	2,400	4,800			
	Issuance of shares		Consideration for co-signatures		50,004	5,000	10,001			
	Net income							$ 2,272		$ 147,537
1970	Issuance of shares	X			1,000	100	400			
	Issuance of shares		Salaries	Price per share issued for cash in prior period	1,500	150	300			
	Issuance of shares		Salaries	Price per share issued for cash in current period	444	44	178			
	Net loss							(8,880)		(7,708)
1971	Issuance of shares	X			13,000	1,300	1,500			
	Issuance of shares		Purchase of assets of Chandalar Mining & Milling Co.	Par value of stock issued	336,003	33,600				
	Net loss							(2,270)		34,130
1972	Issuance of shares		Purchase of assets of Chandalar Mining & Milling Co.	Par value of stock issued	413,997	41,400				
	Issuance of shares		Additional exploratory costs through payment of Chandalar Mining & Milling Co. liabilities	Dollar value of liabilities paid	55,657	5,566	15,805			
	Receipt of treasury stock in satisfaction tof accounts receivable and investment in Chandalar Mining & Milling Co.				(125,688)	(12,569)	(977)		$ (13,546)	
	Issuance of shares		Mining claims	Par value of stock issued	2,240,000	224,000			13,527	
	Net loss							(65,175)		208,031
1973	Net loss							(16,161)		(16,161)
1974	Net loss							(13,365)		(13,365)

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2005

Year	Transaction	Shares Issued for Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
1975	Net loss							$ (15,439)		$ (15,439)
1976	Net loss							(5,845)		(5,845)
1977	Issuance of shares		Purchase of assets of Mikado Gold Mines	Par value of stock issued	1,100,100	$ 110,010				
	Net loss							(15,822)		94,188
1978	Issuance of shares		Mining claims	Par value of stock issued	400,000	40,000				
	Issuance of shares		Directors' fees		40,000	4,000	$ 3,200			
	Issuance of shares		Management fees, notes payable, and accrued interest	Approximate market price per share	109,524	10,952	8,762			
	Net loss							(39,144)		27,770
1979	Net loss							(18,388)		(18,388)
1980	Net loss							(34,025)		(34,025)
1981	Net loss							(32,107)		(32,107)
1982	Issuance of shares		Directors' fees	Approximate market price per share	40,000	4,000	20,000			
	Net loss							(70,165)		(46,165)
1983	Net loss							(10,416)		(10,416)
1984	Net loss							(63,030)		(63,030)
1985	Issuance of shares		Directors' fees	Approximate market price per share	40,000	4,000	12,000			
	Net loss							(78,829)		(62,829)
1986	Issuance of shares	X			44,444	4,444	5,556			
	Net loss							(32,681)		(22,681)
1987	Issuance of shares		Officer salary		166,000	16,600	18,500			
	Issuance of stock option		Legal fees	Approximate market price per share			12,360			
	Issuable shares		Directors' fees				4,095			
	Issuance of stock option		Equipment	Value of equipment			60,000			
	Net loss							(48,057)		63,498

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2005

Year	Transaction	Shares Issued for Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
1988	Issuance of shares		Officer salary		194,444 $	19,444 $	(1,944)			
	Issuance of stock option		Legal fees	Approximate market price per share			6,200			
	Issuable shares		Directors' fees				1,080			
	Issuance of shares		Settlement of stock option	Approximate market price when option was granted	58,860	5,886	(5,886)			
	Issuance of shares		Settlement of stock right	Approximate market price when right was granted	19,500	1,950	(1,950)			
	Net loss							$ (46,961)		$ (22,181)
1989	Issuance of shares		Settlement of stock option	Approximate market price when option was granted	68,888	6,889	(6,889)			
	Issuance of shares		Settlement of stock right	Approximate market price when right was granted	12,000	1,200	(1,200)			
	Net loss							(59,008)		(59,008)
1990	Net loss							(37,651)		(37,651)
1991	Issuance of shares		Directors' fees	Approximate market price per share	24,000	2,400				
	Purchase of 20,000 treasury shares	X							$ (1,500)	
	Net loss							(42,175)		(41,275)
1992	Purchase of 32,000 treasury shares	X							(1,680)	
	Net loss							(41,705)		(43,385)
1993	Net loss							(71,011)		(71,011)
1994	Issuance of stock option		Officer compensation	Approximate market price per share			6,250			
	Net loss							(43,793)		(37,543)
1995	Issuance of shares		Officer compensation	Approximate market price per share	153,846	15,385	4,615			
	Purchase of 65,000 treasury shares	X							(4,975)	
	Net loss							(30,728)		(15,703)
1996	Net loss							(39,963)		(39,963)

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity (Deficit)
From Inception (March 26, 1959) Through December 31, 2005

Year	Transaction	Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
1997	Expiration of stock option						$ (6,250)			$ (6,250)
	Net loss							$ (31,828)		(31,828)
1998	Net loss							(30,681)		(30,681)
1999	Net loss							(57,812)		(57,812)
2000	Net loss							(37,528)		(37,528)
2001	Net loss							(20,007)		(20,007)
	Balances, December 31, 2001				8,468,506	$ 846,850	351,237	(1,221,460)	$ (8,174)	(31,547)
2002	Net loss							(12,691)		(12,691)
	Balances, December 31, 2002				8,468,506	846,850	351,237	(1,234,151)	(8,174)	(44,238)
2003	Issuance of shares and warrants		Conversion of related party debts	Fair value of shares issued	1,930,130	193,013	19,323			212,336
	Issuance of shares and warrants		To reimburse payment of professional service fees	Fair value of shares issued	150,000	15,000				15,000
	Issuance of shares and warrants	X			1,100,000	110,000	80,310			190,310
	Issuance of treasury shares (50,000)		Officer signing bonus	Fair value of shares issued			4,010		3,490	7,500
	Issuance of shares and warrants		Mining claims	Fair value of shares issued	350,000	35,000				35,000
	Net loss							(221,772)		(221,772)
	Balances, December 31, 2003				11,998,636	1,199,863	454,880	(1,455,923)	(4,684)	194,136
2004	Issuance of shares and warrants		Conversion of related party debts	Fair value of shares issued	824,370	82,437				82,437
	Issuance of shares and warrants		Success award	Fair value of shares issued	887,500	88,750				88,750
	Issuance of shares through warrant exercise ($0.20)	X			1,090,000	109,000	109,000			218,000

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity
From Inception (March 26, 1959) Through December 31, 2005

Year	Transaction	Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
	Issuance of shares through warrant exercise of ($0.40)	X			173,611	17,361	52,952			70,313
	Issuance of treasury shares (67,103)	Officer promotion	Fair value of shares issued			2,026		4,684	6,710
	Issuance of stock options		Directors compensation	Intrinsic method			59,200			59,200
	Issuance of shares		Directors compensation	Fair value of shares issued	300,000	30,000	54,000			84,000
	Issuance of shares		Professional services	Fair value of shares issued	90,000	9,000	20,400			29,400
	Net loss							(553,178)		(553,178)
	Balance, December 31, 2004				15,364,117	$ 1,536,411	$ 752,458	$ (2,009,101)	$ 0	$ 279,768
2005	Issuance of shares		Professional services	Fair value of shares issued	50,000	5,000	9,000			14,000
	Issuance of shares		Professional services	Fair value of shares issued	112,903	11,291	14,678			25,969
	Issuance of shares through warrant exercise	X			75,000	7,500	9,375			16,875
	Issuance of shares		Professional services	Fair value of shares issued	31,400	3,140	2,197			5,337
	Issuance of shares and warrants by private placement	X			500,000	50,000	75,000			125,000
	Issuance of shares and warrants by private placement	X			700,000	70,000	105,000			175,000
	Discount of convertible debenture for value of detached warrant issued			Fair value of warrant issued			150,000			150,000
	Discount of convertible debenture For beneficial conversion feature			Intrinsic method			150,000			150,000
	Issuance of warrant for deferred finance costs			Fair value of warrant issued			30,000			30,000

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Changes in Stockholders' Equity
From Inception (March 26, 1959) Through December 31, 2005

Year	Transaction	Shares Issued for Cash	Shares Issued for Non-cash Consideration	Basis of Assignment of Amount for Non-cash Consideration	Common stock Shares	Common stock Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Treasury Stock	Total
	Net loss							(386,249)		(386,249)
	Balance, December 31, 2005				16,833,420	$ 1,683,342	$ 1,297,708	$ (2,395,350)	$ 0	$ 585,700

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Cash Flows

	Years Ended December 31,		From Inception (March 26, 1959) Through
	2005	2004	December 31, 2005
Cash flows from operating activities:			
Net loss	$ (386,249)	$ (553,178)	$ (2,395,350)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	846	493	6,587
Common stock, warrants, and options issued for salaries and fees	45,306	179,310	431,900
Amortization of discount on convertible debenture for value of warrant	4,773		4,773
Amortization of discount on convertible debenture for beneficial conversion feature	4,773		4,773
Amortization of deferred financing costs	3,611		3,611
Change in:			
Accrued interest receivable	(2,386)		(2,386)
Prepaid expenses	(4,530)	54	(10,728)
Other assets	(3,086)	(3,025)	(6,111)
Accounts payable, other	4,789	(17,341)	9,808
Accounts payable, related party	(32,772)	32,772	20,000
Accrued interest payable	6,575		6,575
Accrued compensation, related party			255,450
Accrued payroll taxes			19,323
Convertible success award, Walters LITS			88,750
Accrued remediation costs		14,000	50,000
Net cash used - operating activities	(358,350)	(346,915)	(1,513,025)
Cash flows from investing activities:			
Receipts attributable to unrecovered Promotional and exploratory costs			626,942
Proceeds from the sale of equipment			60,000
Additions to property, plant, equipment, and unrecovered promotional and exploratory costs		(7,377)	(370,342)
Net cash - investing activities	0	(7,377)	316,600
Cash flows from financing activities:			
Proceeds from related party debt	100,000		100,000
Payments on related party debt	(100,000)		(100,000)
Proceeds from issuing convertible debenture	700,000		700,000
Proceeds from issuance of warrants in connection with issuance of convertible debenture	150,000		150,000

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Cash Flows

	Years Ended December 31,		From Inception (March 26, 1959) Through December 31, 2005
	2005	2004	
Proceeds allocated to beneficial conversion feature of convertible debenture	150,000		150,000
Payment of financing costs from cash proceeds of convertible debenture	(100,000)		(100,000)
Issuance of common stock, net of offering costs	316,875	288,313	1,195,979
Acquisitions of treasury stock			(8,174)
Net cash - financing activities	1,216,875	288,313	2,087,805
Net increase in cash and cash equivalents	858,525	(65,979)	891,380
Cash and cash equivalents, beginning of year	32,855	98,834	0
Cash and cash equivalents, end of year	**$ 891,380**	**$ 32,855**	**$ 891,380**
Supplemental disclosures of cash flow information:			
Non-cash investing activities:			
Mining claims purchased - common stock			$ 35,000
Non-cash financing activities:			
Related party liability converted to common stock		$ 88,750	$ 301,086
Issuance of warrants for deferred financing costs of convertible debenture	$ 30,000	$ 0	$ 30,000
Cash paid for interest	$ 7,555	$ 15	$ 43,856

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

1.   **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Little Squaw Gold Mining Company ("Company"), was incorporated under the laws of the State of Alaska on March 26, 1959. The Company is engaged in the business of acquiring and exploring mineral properties throughout the Americas, primarily those containing gold and associated base and precious metals. The Company's common stock trades on the NASD OTC BB exchange under the ticker symbol LITS.

The Company is an exploration stage company and has incurred losses since its inception. The Company has no recurring source of revenue and its ability to continue as a going concern is dependant on the Company's ability to raise capital to fund its future exploration and working capital requirements. The Company's plans for the long term continuation as a going concern include financing the Company's future operations through sales of its common stock and/or debt and the eventual profitable exploitation of its mining properties. During the second half of 2005 and the first quarter of 2006, the Company has been successful in obtaining financing for operations through 2006.

During 2004 and 2005, the Company focused on advancing exploration of the Chandalar property through surface prospecting and geologic mapping and sampling methods. No drilling or underground exploration work was involved; however, the Company plans significant drilling and exploration work in 2006 and beyond.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Exploration Stage Enterprise

The Company's financial statements are prepared using the accrual method of accounting and according to the provisions of Statement of Financial Accounting Standards No. 7, "Accounting for Development Stage Enterprises," as it devotes substantially all of its efforts to acquiring and exploring mining interests that will eventually provide sufficient net profits to sustain the Company's existence. Until such interests are engaged in commercial production, the Company will continue to prepare its financial statements and related disclosures in accordance with entities in the exploration stage.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates used in preparing these financial statements include those assumed in estimating the recoverability of the cost of mining claims, accrued remediation costs, beneficial conversion features of convertible debt, deferred financing costs and deferred tax assets and related valuation allowances. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the balance sheet and statement of cash flows, the Company considers all highly liquid investments purchased, with an original maturity of three months or less, to be a cash equivalent. At December 31, 2005, the Company's cash deposits, held in bank certificates of deposit, exceeded the Federal Deposit Insurance Corporation ("FDIC") limits.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Plant, Equipment, and Accumulated Depreciation

Plant and equipment are stated at cost, cost is determined by cash paid or shares of the Company's common stock issued. The Company's mill buildings and equipment are located on the Company's unpatented state mining claims located in the Chandalar mining district of Alaska. All such assets are fully depreciated. A small amount of office equipment is located at Company offices in Spokane, Washington. Assets are depreciated over lives of five to seven years, resulting in depreciation expense of $846 and $493 being recognized for 2005 and 2004, respectively.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. The dilutive effect of convertible and exercisable securities would be:

For years ended December 31,	2005	2004
Stock Options	320,000	320,000
Warrants	4,200,000	1,036,389
Convertible debenture	5,000,000	0
Total possible dilution	**9,520,000**	**1,356,389**

At December 31, 2005 and 2004, the effect of the Company's outstanding options and common stock equivalents would have been anti-dilutive. Accordingly, only basic EPS is presented.

Mining and Mineral Properties

Cost of acquiring mineral properties are capitalized by the project area. Costs to maintain mineral rights and leases are expensed as incurred. Exploration costs are expensed in the period in which they occur. When a property reaches the production stage, the related capitalized costs are amortized using the units-of-production method on the basis of periodic estimates of ore reserves. Mineral properties are periodically assessed for impairment of value, and any subsequent losses are charged to operations at the time of impairment. If a property is abandoned or sold, its capitalized costs are charged to operations.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Fair Values of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, prepaid expenses, interest receivable, accounts payable and interest payable approximated their fair values as of December 31, 2005 and 2004. Related party liabilities approximated their fair values based upon the terms of payment at December 31, 2004. The convertible debenture approximated its fair value after consideration of the fair value of the related embedded beneficial conversion feature and detached warrants at December 31, 2005.

Deferred Financing Costs

Financing costs incurred in connection with the Company's financing activities are amortized using the effective interest method over the three year life of the financing. For the year ended December 31, 2005, the Company incurred deferred financing costs in the form of $100,000 cash paid and $30,000 of warrants issued to a placement agent in connection with the Company's issue of a convertible debenture. The fair value of the warrants was estimated using the Black-Scholes option pricing model. For the year ended December 31, 2005, there was $3,611 of amortization of deferred financing costs included in interest expense. The convertible debenture and associated warrants are discussed in Note 5 "Convertible Debenture" of these financial statements.

Reclamation and Remediation

The Company's operations have been, and are subject to, standards for mine reclamation that have been established by various governmental agencies. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which the Company incurs a legal obligation for the retirement of tangible long-lived assets. A corresponding asset is also recorded and depreciated over the life of the asset. After the initial measurement of the asset retirement obligation, the liability will be adjusted at the end of each reporting period to reflect changes in the estimated future cash flows underlying the obligation. Determination of any amounts recognized upon adoption is based upon numerous estimates and assumptions, including future retirement costs, future inflation rates and the credit-adjusted risk-free interest rates.

Remediation liabilities on non operating properties are recognized according to the provisions of Statement of Position 96-1.

The Company accrues costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable. Such costs are based on management's estimate of amounts expected to be incurred when the remediation work is performed.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards, or Statement, No. 123 (revised 2004), Share-Based Payment ("Statement 123(R)"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Statement 123(R) supersedes Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. Statement 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an option. Statement 123(R) is effective for small business issuers at the beginning of the first interim or annual period beginning after December 15, 2005.

As permitted by Statement 123, management currently accounts for share-based payments to employees using APB 25's intrinsic value method. Management expects to adopt Statement 123(R) on January 1, 2006 using the modified prospective method and is unable to estimate stock-based compensation expense to be recorded in 2006.

Stock-based Compensation: At December 31, 2005 and 2004, the Company had a stock plan for key employees, non-employee directors and management consultants which is more fully described in Note 5. The Company accounts for stock options as prescribed by Accounting Principles Board Opinion No. 25 and discloses pro forma information as provided by Statement 123, "Accounting for Stock Based Compensation."

3.   MINING AND MINERAL PROPERTIES

Mining Claims

At December 31, 2005 and 2004, the Company's mining properties were as follows:

	2005	2004
Chandalar claims	$ 264,000	$ 264,000
2003 purchased claims	35,000	35,000
Unpatented state claims staked	22,041	22,041
Total	**$ 321,041**	**$ 321,041**

Buildings and Equipment

Located on the Company's unpatented state mining claims in the Chandalar District are certain mining and milling buildings and other mining equipment that have long since been fully depreciated and have no book value. Accordingly, the Company has removed their cost basis and the associated accumulated depreciation from its financial statements.

See Note 9: Subsequent Events for capital asset additions after the close of 2005.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

4.   **CONVERSION OF RELATED PARTY DEBTS**

Conversion of Related Party Debts to Common Stock

On January 21, 2005, the Company separately entered into related party transactions with William Orchow, a director, Wilbur G. Hallauer, a greater than 10% shareholder, and another shareholder in which these parties advanced an aggregate amount of $100,000 to the Company for operating capital purposes. The advances were evidenced by six month promissory notes payable on demand, or if no demand is made, on July 20, 2005, with accrued interest at 6% per annum. The Company had the right, any time prior to their maturity date on July 20, 2005, and without notice, to convert the Notes into restricted shares of common stock and warrants. The initial conversion rate would have been $0.30 per share and included one warrant per share initially at $0.45. The exercise price of the warrants would have escalated to $0.55 and $0.75 in the second and third year from the date of issue. No conversion was made by the Company and no demand for payment was made by the holders of the promissory notes, and the notes subsequently matured on July 20, 2005, whereupon the Company requested of all note holders an extension of the term of the notes. All parties to the notes agreed to extend the term of the Notes for an indefinite period until the Company had the financial resources to repay them. In connection with the agreement to extend the term of the Notes, the parties also agreed that the interest rate on the notes would increase from 6% to 12% per annum for the extended period. All principal and interest obligations of the promissory notes were paid during the last quarter of 2005, and no stock was issued in connection with these related party transactions. Interest expense of $7,500 and $0 was recognized for the years ended December 31, 2005 and 2004, respectively.

5.   **CONVERTIBLE DEBENTURE**

On November 21, 2005, the Company closed a private placement, issuing a 6% Convertible Debenture in the principal amount of US$1,000,000 and a detached 2,500,000 Class A Warrant to one institutional investor. The Debenture is convertible at any time at the option of the holder into shares of Common Stock, $0.10 par value, at US$0.20 per share, subject to certain adjustments, and the Warrant is exercisable to acquire 2,500,000 common shares at an exercise price of US$0.30 per share until November 21, 2008, the term of the Convertible Debenture. Both the Convertible Debenture and Warrant are transferable. The Convertible Debenture contains a mandatory conversion provision which grants the Company, at the Company's option, the ability to force conversion of the Debenture in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of the Company's common shares is sustained at or above $0.50 per share for five consecutive trading days. The Class A Warrant also contains a mandatory conversion provision which grants the Company, at the Company's option, the ability to force conversion of the Warrant in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of the Company's common shares is sustained at or above $0.75 per share for five consecutive trading days.

In connection with the placement, the Company issued to the placement agent a 500,000 Class A Warrant under the terms of a Placement Agent Agreement which is convertible into 500,000 common shares at an exercise price of US$0.30 until November 21, 2008. This Class A Warrant includes the same mandatory conversion provision as the warrant issued to the debenture holder. Valuation of the Warrant and the associated amortization of deferred financing costs are described in Note 2 of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

5.   CONVERTIBLE DEBENTURE, CONTINUED:

Upon the issuance of the 6% Convertible Debenture on November 21, 2005, the Company was required to allocate value to the warrant issued with the debenture, and to record a discount on the debenture for the fair value of its beneficial conversion feature. In accordance with EITF No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" the Company recorded a discount in the amount of $150,000. This discount is being amortized over the life of the convertible debenture, which resulted in accretion of $4,773 to the convertible debenture being recorded in 2005.

Also, in accordance with EITF No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", the Warrants issued in connection with the Convertible Debenture were accounting for under APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". Under APB 14, the proceeds received from the investor are to be allocated to the Debenture and the Warrant in proportion to their respective fair values. The fair value of the warrants was estimated using the Black-Scholes option pricing model. The warrants with a fair value of $150,000 are presented as a component of additional paid-in capital in shareholder's equity. This discount is being amortized over the life of the convertible debenture, which resulted in amortization of $4,773 to interest expense being recognized in 2005.

6.   STOCKHOLDERS' EQUITY

At December 31, 2003, the Company had one class of $0.10 par value common stock outstanding with 12,000,000 shares available for issue. At a special meeting of shareholders originally convened December 19, 2003, then adjourned to January 23, 2004, (due to the absence of a voting majority necessary to ratify certain proposals), the shareholders voted to increase the Company's authorized shares of common stock to 200,000,000 and to create a class of preferred stock with 10,000,000 shares authorized for issue.

Common Stock Issued to Officer

On March 4, 2004, the Company issued the former CFO, Becky Corigliano, 67,103 shares of the Company's restricted common stock from its treasury following her appointment as Chief Financial Officer. In connection with the issue, the Company recognized $6,710 of compensation expense in its 2004 financial statements based on management's estimate of the value of the stock issued.

Common Stock Issued to Directors

On December 31, 2004, the Company issued each of its six independent directors 50,000 shares for a total of 300,000 shares, of the Company's restricted common stock under the 2003 Share Incentive Plan. As a result the Company recognized $59,200 share based expense for director's fees estimated by the fair value of the shares issued.

On May 13, 2005 the Company, by resolution of its Board of Directors, issued 112,903 restricted common shares to Mr. James Duff for his services as Chairman of the Board of Directors and in connection with working with the Company's management in attempts to obtain financing for the Company. As a result the Company recognized $25,969 of share based expense estimated by the fair value of the shares issued. There were no issues of common stock in 2005 to Directors in relation to their service as directors.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

6.   STOCKHOLDERS' EQUITY, CONTINUED:

Common Stock Issued to Consultants

On October 25, 2004, the Company issued 60,000 shares of the Company's restricted common stock to Sussex Avenue Partners, LLC for consulting services relating to management advisement, strategic planning and marketing in connection with its business, together with advisory and consulting related to shareholder management and public relations. The Company issued an additional 30,000 shares of restricted common stock to Sussex Avenue Partners, LLC on December 13, 2004 for similar services. An expense of $29,400 was recorded in connection with the issuance based on the estimated value of the aggregate shares issued.

On January 6, 2005, the Company issued 20,000 restricted common shares to Mr. Terry Swanger in partial fulfillment of payment for consulting services by Swanger Eriksen and Associates as provided for in a Letter Agreement dated October 14, 2004. The consulting services were related to the formulation and implementation of a marketing plan to introduce the Company to U.S. markets. The Letter Agreement was terminated on February 28, 2005. An expense of $5,600 was recorded in connection with the issuance based on the estimated value of the shares issued.

On February 13, 2005, the Company issued 30,000 shares of the Company's restricted common stock to Sussex Avenue Partners, LLC for consulting services similar to those performed during 2004. An expense of $8,400 was recognized in connection with the issuance based on the estimate value of the shares issued.

Common Stock Issued to Placement Agent

On March 1, 2005 the Company entered into a Placement Agent Agreement with a broker-dealer to act as a placement agent for the Company. On July 1, 2005, the Company issued 31,400 shares of its common stock to Strata Partners, LLC as reimbursement for expenses incurred under the terms of the agreement that terminated July 1, 2005. An expense of $5,337 was recorded in connection with the issuance based on the estimated value of the shares issued.

Private Placements

On August 12, 2005 the Company's Board of Directors authorized a direct private placement offering of 1,200,000 units at $0.25 per Unit. Each unit consists of one common share of the Company, and a three-year full share purchase warrant exercisable at $0.30, $0.35 and $0.40 in the respective successive years. During the quarter ended September 30, 2005, the Company sold a total of 500,000 units for proceeds of $125,000. The remaining 700,000 units were sold during the fourth quarter of 2005, for proceeds of $175,000. No fees or commissions were paid, and total net proceeds to the Company were $300,000.

See Note 9: Subsequent Events for details of additional private placements made subsequent to the end of 2005.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

6. STOCKHOLDERS' EQUITY, CONTINUED:

Stock Warrants

For the years ended December 31, 2005 and 2004, the Company had the following types of stock purchase warrants outstanding:

2004 Private Placement Warrants

During 2004, and in connection with the Company's private placement of its common stock, warrants were issued and were exercisable at $0.45 per common share and expired on September 19, 2005. As of December 31, 2004, 173,611 warrants had been exercised, yielding net cash proceeds of $70,313, leaving 1,036,389 of these warrants issued and outstanding. On May 18, 2005, the Company's Board of Directors authorized a temporary reduction of the exercise price of these warrants to $0.25 through June 24, 2005 after which time the remaining unexercised warrants reverted back to their original $0.45 exercise price. As a result of the price reduction, 75,000 warrants were exercised during the second quarter ended June 30, 2005, yielding net cash proceeds of $16,875. The remaining warrants expired on September 19, 2005.

2005 Private Placement Warrants

In 2005, warrants were issued in connection with the Company's private placement of its common stock on August 12, 2005, and are exercisable at $0.30, $0.35 and $0.40 per common share in the respective three successive years and expire in the third and fourth quarters of 2008, three years from their purchase date. These warrants contain no mandatory conversion provision. At December 31, 2005 there were 1,200,000 of these warrants were issued and outstanding.

Class A Warrants

The Class A Warrants were issued in connection with the Company's private placement of its common stock on November 21, 2005, and are exercisable at $0.30 per common share and expire on November 21, 2008. The Class A Warrants contain a mandatory conversion provision which grants the Company, at the Company's option, the ability to force conversion of the warrants in whole or in part, subject to a 9.99% limitation of outstanding shares ownership provision, if the market price of the Company's common shares is sustained at or above $0.75 per share for five consecutive trading days. At December 31, 2005 there were two Class A Warrants issued and outstanding with exercise privileges for a total of 3,000,000 common shares.

See Note 9: Subsequent Events for details of the Class B Warrants issued subsequent to the end of the year in connection with the Company's private placement of its common stock on January 31, 2006.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

6. STOCKHOLDERS' EQUITY, CONTINUED:

Stock Warrants, Continued

The following is a summary of warrants for 2005 and 2004:

	Shares	Exercise Price	Expiration Date
2004 Private Placement Warrants			
December 31, 2003	-	-	
Warrants granted	1,210,000	0.45	September 19, 2005
Warrants exercised	(173,611)	0.45	
Warrants expired			
Outstanding and exercisable at December 31, 2004	1,036,389	0.45	
Warrants granted	0	0.45	
Warrants exercised	(75,000)	0.25	June 24, 2005
Warrants expired	(961,389)		September 19, 2005
Outstanding and exercisable at December 31, 2005	0		Expired
2005 Private Placement Warrants			
December 31, 2003	-	-	
No 2004 Activity	0	0	
Outstanding and exercisable at December 31, 2004	0	0	
Warrants granted	1,200,000	0.30, 0.35, 0.40	Qtrs 3 and 4 of 2008
Warrants exercised	0	0	
Warrants expired	0	0	
Outstanding and exercisable at December 31, 2005	**1,200,000**	**0.30, 0.35, 0.40**	
Class A Warrants:			
December 31, 2003	–	–	
No 2004 Activity	0	0	
Outstanding and exercisable at December 31, 2004	0	0	
Warrants granted	3,000,000	0.30	November 21, 2008
Warrants exercised	0	0	
Warrants expired	0	0	
Outstanding and exercisable at December 31, 2005	**3,000,000**	**0.30**	
Weighted average exercise of warrants outstanding at December 31, 2005	**4,200,000**	**0.30**	

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

6. STOCKHOLDERS' EQUITY, CONTINUED:

2003 Share Incentive Plan:

In 2004, the shareholders voted to adopt the Little Squaw Gold Mining Company 2003 Share Incentive Plan ("the Plan"). The Plan permits the grant of nonqualified stock options, incentive stock options and shares of common stock to participants of the Plan. The purpose of the Plan is to promote the success of the Company and enhance the value by linking the personal interests of the participants to those of the Company's shareholders, by providing participants with an incentive for outstanding performance. Pursuant to the terms of the Plan, 1,200,000 shares of the Company's authorized but unissued common stock were reserved for issue. Options granted to participants under the Plan must be exercised no later than the tenth anniversary of the grant.   Eligible participants in the Plan include the Company's employees, directors and consultants.

In November 2005 the Company's Board of Directors ratified changes to the Plan that brought it into compliance with new IRS laws (principally Code 409A) that require companies to recognize the fair market value of stock options and other share based payments awarded to employees and associates as compensation expense. The new law becomes effective for the Company on January 1, 2006. Any new shares issued under the Plan will be based on their then current market price or higher. The Plan is now referred to as the Restated 2003 Share Incentive Plan.

During 2004, 300,000 shares of restricted common stock and 320,000 options to purchase common stock were issued under the original Plan. No shares have been issued under the restated Plan. The following table summarizes stock option activity under this plan:

<table>
<tr><td></td><td colspan="2" align="center">**Outstanding Options**</td></tr>
<tr><td></td><td align="center">**Number of Shares**</td><td align="center">**Weighted Average Price Per Share**</td></tr>
<tr><td>Balance at January 1, 2004</td><td align="right">0</td><td align="right">$ 0.00</td></tr>
<tr><td>Options granted</td><td align="right">320,000</td><td align="right">$ 0.23</td></tr>
<tr><td>Options exercised</td><td align="right">0</td><td align="right">$ 0.00</td></tr>
<tr><td>Balance at December 31, 2004</td><td align="right">320,000</td><td align="right">$ 0.23</td></tr>
<tr><td>Options granted</td><td align="right">0</td><td align="right">$ 0.00</td></tr>
<tr><td>Options exercised</td><td align="right">0</td><td align="right">$ 0.00</td></tr>
<tr><td>**Balance at December 31, 2005**</td><td align="right">**320,000**</td><td align="right">**$ 0.23**</td></tr>
</table>

The stock options are exercisable immediately upon grant and for a period of 10 years. In the event of cessation of the holder's relationship with the Company, the holder's exercise period terminates 6 months following such cessation. Accordingly, subsequent to December 31, 2005, 55,000 options held by a former director were forfeited on March 13, 2006.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

6. STOCKHOLDERS' EQUITY, CONTINUED:

The Company accounts for the Plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based employee compensation cost is reflected in net income, except to the extent that the market value of the underlying common stock on the date of grant exceeded the exercise price of stock options. Pro forma net loss presented below was determined as if the Company had accounted for their employee stock options under the fair value method of Statement 123.

	Year Ended December 31,	
	2005	**2004**
Net loss as reported	$ (386,249)	$ (553,178)
Add: Stock-based employee compensation expense included in reported net loss	-	59,200
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	-	(117,600)
Pro forma net loss	**$ (386,249)**	**$ (611,578)**
Loss per share:		
Basic – as reported	$ (0.02)	$ (0.04)
Basic – pro forma	$ (0.02)	$ (0.04)

There were no grants of stock options for the year ended December 31, 2005.

The fair value of stock options was estimated at the date of grant using the Black Scholes option pricing model, which requires the use of highly subjective assumptions, including the expected volatility of the stock price, which may be difficult to estimate for small business issuers traded on micro-cap stock exchanges. The fair value of each option grant was estimated on the grant date using the following weighted average assumptions:

	December 31, 2004
Risk-free interest rate	3.50%
Expected stock price volatility	80.00%
Expected dividend yield	---

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

7. REMEDIATION LIABILITY

In 1990, the Alaska Department of Environmental Conservation ("Alaska DEC") notified the Company that soil samples taken from a gravel pad adjacent to the Company's Tobin Creek mill site contained elevated levels of mercury. In response to the notification, the Company engaged a professional mining engineer to evaluate the cost and procedure of remediating the affects of the possible contamination at the site. In 1994, the engineer evaluated the contamination and determined it to consist of approximately 160 cubic yards of earthen material and estimated a cost of approximately $25,000 to remediate the site. In 2000, the site was listed in the Alaska DEC's contaminated sites database as a "medium" priority contaminated site. During 2003, the Company's management reviewed its estimate of the cost that would be ultimately required to fulfill its remediation obligations at the site and determined that its accrual for remediation should be adjusted, based upon estimated general and administrative costs that would be included in the remediation effort and the affect of inflation on the 1994 cost estimate and increased the accrual to $36,000. During 2004, management updated its estimate of undiscounted cash costs to remediate the site, and increased the accrual for remediation costs to $50,000 at December 31, 2004. At December 31, 2005 the Company reaffirmed the validity of the $50,000 estimate and did not change the accrual. The Company's remediation cost accrual is classified as a non-current liability, as management believes its remediation activities will not occur during the upcoming year.

The Company's management believes that the Company is currently in substantial compliance with environmental regulatory requirements and that its accrued environmental remediation costs are representative of management's estimate of costs required to fulfill its obligations. Such costs are accrued at the time the expenditure becomes probable and the costs can reasonably be estimated. The Company recognizes, however, that in some cases future environmental expenditures cannot be reliably determined due to the uncertainty of specific remediation methods, conflicts between regulating agencies relating to remediation methods and environmental law interpretations, and changes in environmental laws and regulations. Any changes to the Company's remediation plans as a result of these factors could have an adverse affect on the Company's operations. The range of possible losses in excess of the amounts accrued cannot be reasonably estimated at this time.

8. INCOME TAXES

At December 31, 2005 and 2004, the Company had deferred tax assets which were fully reserved by valuation allowances. The deferred tax assets were calculated based on an expected future tax rate of 15%. Following are the components of such assets and allowances at December 31, 2005 and 2004:

	2005	2004
Deferred tax assets arising from:		
Unrecovered promotional and exploratory costs	$ 56,000	$ 56,000
Net operating loss carryforwards	186,000	121,000
	242,000	177,000
Less valuation allowance	(242,000)	(177,000)
Net deferred tax assets	**$ 0**	**$ 0**

At December 31, 2005 and 2004, the Company had federal tax-basis net operating loss carryforwards totaling $1,237,445 and approximately $803,000, respectively, which will expire in various amounts from 2006 through 2025.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

8. INCOME TAXES, CONTINUED:

The Tax Reform Act of 1986 substantially changed the rules relative to the use of net operating loss and general business credit carryforwards in the event of an "ownership change" of a corporation. Due to the change in ownership during June 2003, the Company is restricted in the future use of net operating loss and tax credit carryforwards generated before the ownership change. As of December 31, 2005, this limitation is applicable to accumulated net operating losses of approximately $150,727, which were incurred prior to the change of ownership and would substantially limit the use of the Company's respective, existing losses.

The above estimates are based upon management's decisions concerning certain elections which could change the relationship between net income and taxable income. Management decisions are made annually and could cause the estimates to vary significantly.

Net operating losses expire as follows:

December 31,	
2006	$ 38,377
2007	20,554
2008	19,205
2009	8,318
2010	19,411
Thereafter	1,131,580
Total	**$ 1,237,445**

9.   SUBSEQUENT EVENTS

Private Placements

On November 7, 2005 the Board of Directors approved an equity financing of up to $2,000,000 of Company securities at a price equal to or greater than the terms of the November 21, 2005 Convertible Debenture. On January 31, 2006, the Company closed the first tranche of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750. Each Unit consisted of one share of common stock and one half of one (1/2) Class B Warrant. Each whole Class B Warrant is exercisable to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing Date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date. Additionally, each Class B Warrant contains a mandatory conversion provision which grant the Company, at the Company's option, the ability to force conversion of each whole Warrant if the market price of the Company's common shares is sustained at or above $0.875 per share for five consecutive trading days. In connection with this portion of the placement, the Company paid an Agent's commission of 10% of the gross proceeds and issued the agent 389,500 Class B Warrants.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Notes to Financial Statements

9.   SUBSEQUENT EVENTS, CONTINUED:

On February 24, 2006, the Company closed the second tranche of an additional 5,600,000 Units, at a price of $0.25 per Unit for gross proceeds of $1,400,000. This second closing brings the total gross proceeds received to $2,373,750 and the total Units sold to 9,495,000, including an oversubscription of 1,495,000 Units which had been approved by the Board of Directors on February 13, 2006. Each Unit consisted of one share of the registrant's common stock and one half of one (1/2) Class B Warrant. The Units of this second closing are identical to those of the first closing on January 31, 2006. In connection with this portion of the placement, the Company paid an Agent's commission of 10% of the gross proceeds and issued the agent 560,000 Class B Warrants, bringing the total number of Class B Warrants issued to the Agent to 949,500.

Board and Management Team Enhancements

On January 10, 2006, the Company entered into a management consulting contract with Mr. James Barker designating him as the Project Manager for the 2006 Chandalar exploration program.

On February 13, 2006, the Board of Directors of the Company elected Mr. William Schara as a director to fill a director vacancy created by the September 13, 2005 resignation of Mr. Jackie Stephens.

On March 1, 2006, the Board of Directors appointed Ted R. Sharp as Chief Financial Officer, Secretary, and Treasurer of the Company. The Company entered into a management consulting contract with Mr. Sharp, engaging him on a part-time basis. In connection with Mr. Sharp's appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

Also on March 1, 2006, the Board of Directors approved the appointment of Mr. Bob Pate as Vice President. The Company entered into a management consulting contract with Mr. Pate, engaging him on a part-time basis. In connection with Mr. Pate's appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

On March 6, 2006, the Company contracted with Ms. Susan Schenk as Manager of Investor Relations to assist in improving awareness of Little Squaw in equity markets. The Company entered into a management consulting contract with Ms. Schenk, engaging her on a part-time basis. In connection with Ms. Schenk's appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

Purchase of Equipment

With the completion of the private placements in 2005 and in 2006, the Company is aggressively implementing its drilling plans for the Chandalar property. In the first quarter of 2006, the Company has paid $349,215 in cash for capital equipment to support the 2006 summer exploration season.

UNAUDITED INTERIM FINANCIAL STATEMENTS
QUARTER ENDED SEPTEMBER 30, 2006

TABLE OF CONTENTS

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Balance Sheets
September 30, 2006 and December 31, 2005

	(Unaudited) September 30, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,457,797	$ 891,380
Interest receivable	-	2,386
Prepaid expenses	61,614	10,728
Total current assets	1,519,411	904,494
Plant, equipment, and mining claims:		
Equipment, net of depreciation and amortization	361,096	3,595
Mining and mineral properties	332,854	321,041
Total plant, equipment and mining claims	693,950	324,636
Other assets:		
Deferred financing costs, net of amortization	93,890	126,389
Other assets	20,901	6,111
Total other assets	114,791	132,500
Total assets	$ 2,328,152	$ 1,361,630
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 62,704	$ 9,809
Payroll and payroll taxes payable	13,224	-
Accrued interest payable	20,054	6,575
Capital lease payable, due within one year	22,265	-
Total current liabilities	118,247	16,384
Long-term liabilities:		
Accrued remediation costs	50,000	50,000
Convertible debenture, net of discounts	795,460	709,546
Total long-term liabilities	845,460	759,546
Total liabilities	963,707	775,930
Stockholders' equity:		
Preferred stock; no par value, 10,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock; $0.10 par value, 200,000,000 shares authorized; 26,831,706 and 16,833,420 issued and outstanding, respectively	2,683,171	1,683,342
Additional paid-in capital	2,645,824	1,297,708
Deficit accumulated during the exploration stage	(3,964,550)	(2,395,350)
Total stockholders' equity	1,364,445	585,700
Total liabilities and stockholders' equity	$ 2,328,152	$ 1,361,630

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Operations
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		From Inception (March 26, 1959) Through September 30,
	2006	2005	2006	2005	2006
Revenue:					
Royalties, net	$ -	$ -	$ -	$ -	$ 398,752
Lease and rental	-	-	-	-	99,330
Gold sales and other	-	-	-	-	31,441
Total revenue	-	-	-	-	529,523
Expenses:					
Management fees and salaries	36,900	13,500	128,625	48,050	1,147,582
Directors' fees	9,400	3,900	20,900	10,900	117,375
Directors' fees – non cash	-	-	44,250	-	187,450
Professional services	8,662	8,389	92,537	110,308	908,792
Other general and admin expense	46,150	15,441	201,763	37,940	480,560
Exploration expense	586,667	47,507	917,101	60,380	982,578
Mineral property maintenance	2,535	1,947	10,415	5,212	30,970
Office supplies and other expense	159	1,305	9,959	4,676	254,178
Depreciation and amortization	15,830	211	35,357	635	41,451
Reclamation and miscellaneous	-	-	-	-	115,102
Loss on partnership venture	-	-	-	-	53,402
Equipment repairs	-	-	-	-	25,170
Other costs of operations	-	-	-	-	8,030
Total expenses	706,303	92,200	1,460,907	278,101	4,352,640
Other (income) expense:					
Interest income	(18,740)	(59)	(56,208)	(168)	(86,654)
Interest expense and finance costs	55,043	3,000	164,501	6,055	228,087
Total other (income) expense	36,303	2,941	108,293	5,887	141,433
Net loss	$ 742,606	$ 95,141	$ 1,569,200	$ 283,988	$ 3,964,550
Net loss per common share	$ 0.03	$ Nil	$ 0.06	$ Nil	$ 0.57
Weighted average common shares outstanding-basic	26,811,869	15,835,594	25,015,838	15,573,728	6,931,386

The accompanying notes are an integral part of these financial statements.

98

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Cash Flows (unaudited)

	Nine Months Ended September 30,		From Inception (March 26, 1959) Through September 30,
	2006	2005	2006
Cash flows from operating activities:			
Net loss	$ (1,569,200)	$ (283,988)	$ (3,964,550)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	35,357	635	41,944
Common stock, warrants, and options issued for salaries and fees	102,148	45,306	534,048
Compensation expense under SFAS 123R for stock option grants	58,715	-	58,715
Amortization of discount on convertible debenture for value of warrant	42,957	-	47,730
Amortization of discount on convertible debenture for beneficial conversion feature	42,957	-	47,730
Amortization of deferred financing costs	32,499	-	36,110
Change in:			
Interest receivable	2,386	-	-
Prepaid expenses	(50,886)	(5,589)	(61,614)
Other assets	(14,790)	(3,000)	(20,901)
Accounts payable, other	52,895	6,109	62,703
Accounts payable, related party	-	47,526	20,000
Accrued interest payable	13,479	3,000	20,054
Accrued compensation, related party	-	-	255,450
Accrued payroll and payroll taxes	13,224	-	32,547
Convertible success award, Walters LITS	-	-	88,750
Accrued remediation costs	-	-	50,000
Net cash used - operating activities	(1,238,259)	(190,001)	(2,751,284)
Cash flows from investing activities:			
Receipts attributable to unrecovered promotional and exploratory costs	-	-	626,942
Proceeds from the sale of equipment	-	-	60,000
Additions to property, plant, equipment,	(369,805)		(369,805)
Additions to mining and mineral properties - direct costs for claim staking and acquisition	(11,813)	(3,086)	(382,155)
Net cash used - investing activities	(381,618)	(3,086)	(65,018)
Cash flows from financing activities:			
Proceeds from related party debt	-	100,000	100,000
Payments on related party debt	-	-	(100,000)
Proceeds from issuing convertible debenture, net of deferred financing costs paid from proceeds	-	-	700,000
Proceeds from issuance of warrants in connection with issuance of convertible debenture	-	-	150,000

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
(An Exploration Stage Company)
Statements of Cash Flows (unaudited)

	Nine Months Ended September 30,		From Inception (March 26, 1959) Through September 30,
	2006	2005	2006
Proceeds allocated to beneficial conversion feature of convertible debenture	$ -	$ -	$ 150,000
Payment of financing costs from cash proceeds of convertible debenture	-	-	(100,000)
Proceeds from issuance of common stock, net of offering costs	2,086,081	141,875	3,282,061
Proceeds from exercise of warrants and options for common stock	101,000	-	101,000
Payments on capital lease payable	(788)	-	(788)
Acquisitions of treasury stock	-	-	(8,174)
Net cash provided - financing activities	2,186,294	241,875	4,274,099
Net increase in cash and cash equivalents	566,417	48,788	1,457,797
Cash and cash equivalents, beginning of period	891,380	32,855	-
Cash and cash equivalents, end of period	**$ 1,457,797**	**$ 81,643**	**$ 1,457,797**
Supplemental disclosures of cash flow information:			
Non-cash investing and financing activities:			
Mining claims purchased - common stock	$ -	$ -	$ 35,000
Additions to property, plant and equipment acquired through capital lease	$ 23,053	$ -	$ 23,053
Related party liabilities compensation converted to common stock	$ -	$ -	$ 301,086
Issuance of warrants for deferred financing costs of convertible debenture	$ -	$ -	$ 30,000
Issuance of common stock for consideration of interest payment on convertible debenture	$ 31,398	$ -	$ 31,398

The accompanying notes are an integral part of these financial statements.

Little Squaw Gold Mining Company
Notes to Financial Statements (Unaudited)

1.   BASIS OF PRESENTATION:

The unaudited financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information, as well as the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the nine-month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2006.

For further information refer to the financial statements and footnotes thereto in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005.

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. The dilutive effect of convertible and exercisable securities would be:

For periods ended	September 30, 2006	December 31, 2005	September 30, 2005
Stock options	415,000	320,000	320,000
Warrants	9,597,000	4,200,000	-
Convertible debenture	5,000,000	5,000,000	-
Total possible dilution	**15,012,000**	**9,520,000**	**320,000**

For the periods ended September 30, 2006 and 2005, the effect of the Company's outstanding options and common stock equivalents would have been anti-dilutive. Accordingly, only basic EPS is presented.

2.   RECLASSIFICATIONS:

The Statement of Operations presented herein contains reclassifications of expenses for the periods ended September 30, 2005 and Inception to Date (March 26, 1959) through September 30, 2006 to conform to revisions in the Company's financial reporting. The nature of these reclassifications was to segregate Exploration Expenses and report them as a separate item on the Statements of Operations. These reclassifications had no effect on the reported Net Loss or Loss per Share for the periods.

Little Squaw Gold Mining Company
Notes to Financial Statements (Unaudited)

3.   2003 SHARE INCENTIVE PLAN:

Stock-Based Compensation:

As of January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which requires the measurement of the cost of employee services received in exchange for an award of an equity instrument on the grant-date fair value of the award. The Company has chosen to use the modified prospective transition method under SFAS 123(R). The Company's financial statements for the nine months ended September 30, 2006 reflect the impact of this adoption.

In accordance with the modified prospective transition method, the Company's unaudited consolidated financial statements for prior periods have not been restated to reflect the impact of SFAS 123(R). Stock-based non-cash compensation expense recognized under SFAS 123(R) for the nine months ended September 30, 2006 was $58,715, which is the total weighted average grant-date fair value of the options granted and vested during the period, and was recorded to Professional services and Other general and administrative expenses in the Unaudited Statement of Operations. The effect of the adoption of SFAS 123(R) on basic loss per share was nil.

During the nine months ended September 30, 2005, the Company recognized no stock based compensation nor reported the pro forma effect of any stock based compensation expense as no stock based awards were made.

Stock Options:

Under the Company's Restated 2003 Share Incentive Plan (the "Plan"), options to purchase shares of common stock may be granted to key employees, contract management and directors of the Company. The Plan permits the granting of nonqualified stock options, incentive stock options and shares of common stock. Upon exercise of options, shares of common stock are issued from the Company's treasury stock or, if insufficient treasury shares are available, from authorized but unissued shares. Options are granted at a price equal to the closing price of the common stock on the date of grant. The stock options are generally exercisable immediately upon grant and for a period of 10 years. In the event of cessation of the holder's relationship with the Company, the holder's exercise period terminates 6 months following such cessation. A total of 1,200,000 shares are authorized under the Plan, of which 475,000 restricted common shares have been issued and are included in the outstanding shares of the Company.

Prior to January 1, 2006, the Company applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for stock-based employee compensation arrangements whereby compensation cost related to stock options was generally not recognized in determining net income and the pro forma impact of compensation cost related to stock options was disclosed. No stock options were issued in the nine-month period ended September 30, 2005, therefore no compensation cost related to stock options was disclosed for that period.

Little Squaw Gold Mining Company
Notes to Financial Statements (Unaudited)

3.   2003 SHARE INCENTIVE PLAN, CONTINUED:

For the period ended September 30, 2006, the fair value of stock options was estimated at the date of grant using the Black-Scholes option pricing model, which requires the use of highly subjective assumptions, including the expected volatility of the stock price, which may be difficult to estimate for small business issuers traded on micro-cap stock exchanges. The fair value of each option grant was estimated on the grant date using the following weighted average assumptions:

Risk-free interest rate	4.58% - 4.79%
Expected dividend yield	--
Expected term	10 years
Expected volatility	109% - 128%

The risk-free interest rate is based on the U.S. Treasury yield curve at the time of the grant. The expected term of stock options granted is the 10-year life of the grant. The expected volatility is based on historical volatility.

A summary of stock option transactions for the nine months ended September 30, 2006 is as follows:

	Shares	Weighted- Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (Years)
Options outstanding at the beginning of the period	320,000	$ 0.22	
Granted	200,000	$ 0.55	
Exercised	(50,000)	$ 0.22	
Forfeited	(55,000)	$ 0.22	
Options outstanding at the end of the period	415,000	$ 0.36	8.9
Options exercisable at the end of the period	415,000	$ 0.36	8.7
Options available for future grants	310,000		

The weighted average grant-date fair value of stock options granted during the nine months ended September 30, 2006 was $0.90 per share. The aggregate intrinsic value of vested options at September 30, 2006 was $498,350 at a price of $1.58 per exercisable share.

Little Squaw Gold Mining Company
Notes to Financial Statements (Unaudited)

4.   STOCKHOLDERS' EQUITY:

Common Stock and Stock Warrants

On November 7, 2005 the Board of Directors approved an equity financing of up to $2,000,000 of Company securities at a price equal to or greater than the terms of the November 21, 2005 Convertible Debenture. On January 31, 2006, the Company closed the first tranche of 3,895,000 Units, at a price of $0.25 per Unit for gross proceeds of $973,750 and net proceeds of $876,375. Each Unit consisted of one share of common stock and one half of one (1/2) Class B Warrant. Each whole Class B Warrant is exercisable at the option of the holder to acquire one additional share of common stock at an exercise price of $0.35 per share during the one-year period commencing on the Closing Date, $0.50 per share during the second year following the Closing Date, and $0.65 per share during the third year following the Closing Date. Additionally, each Class B Warrant contains a mandatory conversion provision which grants the Company, at the Company's option, the ability to force conversion of each whole Warrant if the market price of the Company's common shares is sustained at or above $0.875 per share for five consecutive trading days. In connection with this portion of the placement, the Company paid an Agent's commission of 10% of the gross proceeds and issued the agent 389,500 Class B Warrants.

On February 24, 2006, the Company closed the second tranche of an additional 5,600,000 Units, at a price of $0.25 per Unit for gross proceeds of $1,400,000 and net proceeds of $1,260,000. This second closing brought the total gross proceeds received to $2,373,750, net proceeds to $2,136,375 and the total Units sold to 9,495,000, including an oversubscription of 1,495,000 Units which was approved by the Board of Directors on February 13, 2006. Each Unit consisted of one share of the registrant's common stock and one half of one (1/2) Class B Warrant. The Units of this second closing are identical to those of the first closing on January 31, 2006. In connection with this portion of the placement, the Company paid an Agent's commission of 10% of the gross proceeds and issued the agent 560,000 Class B Warrants, bringing the total number of Class B Warrants issued to the Agent to 949,500.

Stock and Option Grants to Affiliates

On March 1, 2006, the Board of Directors approved the appointment of an individual as Vice President. In connection with that appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

On March 1, 2006, the Board of Directors appointed an individual as Chief Financial Officer, Secretary, and Treasurer of the Company. In connection with that appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

On March 6, 2006, the Company contracted with a Manager of Investor Relations. In connection with that appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

On March 29, 2006, the Board of Directors issued to a Director 50,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan in connection with his appointment as a director on February 13, 2006.

GLOSSARY OF TERMS

ADIT: An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit.

ALTERED ROCKS: Bedrock wherein the minerals constituting it have been wholly or partially converted to other minerals, commonly chlorite or sericite, by the action or cooking of hot gasses and water (hydrothermal fluids) rising from deep within the earth.

ASSAY: A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained within the sample.

AUREOLES: A zone surrounding an igneous or quartz intrusion in which the character of the surrounding rock has been altered by heat and introduced hot liquids.

AURIFEROUS: Said of a substance or mineral-bearing deposit that contains gold.

BRECCIA: A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit and making the actual ore extraction possible.

DISSEMINATED ORE: Ore carrying small particles of valuable minerals spread more or less uniformly through the host rock.

DRIFT: A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a cross-cut which crosses the rock formation.

EXPLORATION: Work involved in searching for ore, usually by employing the science of geology and drilling or driving a drift.

EXPLORATION STAGE: A U.S. Security and Exchange Commission descriptive category applicable to public mining companies engaged in the search for mineral deposits and ore Reserves and which are not either in the mineral development or the ore production stage.

FERRICRETE: A soil zone more or less cemented by iron oxide.

FOOTWALL: The rock on the underside of a vein or ore structure.

FRACTURE: A break in the rock, the opening of which allows mineral bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

GEOPHYSICAL
SURVEY: Indirect methods of investigating the subsurface geology using the applications of physics including electric, gravimetric, magnetic, electromagnetic, seismic, and radiometric principles.

GRADE: The average assay of a ton of ore, reflecting metal content.

HANGING WALL: The rock on the over side of a vein or ore structure.

HIGH GRADE: A subjective term said of ore containing a relatively high mineral content, often in reference to possible ores that are of relatively high value compared to those of medium or low value from within the same mineral deposit or body of mineralization. High grade ores are those generally requiring selective mining methods. As used herein, the term is applied to ore that contains one ounce or more of gold per ton.

HYDROTHERMAL: Said of magmatic (molten rock) emanations high in water content and the rocks, mineral deposits, alteration products and springs produced by them.

INLIER CLAIMS: Mining claims of others that lie within, or are enclosed by, a block of many claims owned by another.

LODE: A mineral deposit consisting of a zone of veins, disseminations or breccias in consolidated rock, as opposed to placer deposits.

LOW GRADE:
A subjective term said of rock containing a relatively low ore-mineral content, often in reference to possible ores that are of relatively low value compared to those of medium or high value from within the same mineral deposit, or body of mineralization. Low grade ores are those often amenable to bulk mining methods. As used herein, the term is applied to rock that contains one tenth ounce or less of gold per ton.

MESOTHERMAL:
Said of a mineral deposit formed at moderate to high temperatures and moderate to high pressures by deposition from hydrothermal fluids at considerable depth within the earth.

METAMORPHIC ROCKS:
Rocks which have undergone a change in texture and composition as the result of heat and pressure from having been buried deep in the earth.

MILL:
A processing plant that extracts and produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to affect recovery of the pure metal, recovery being the percentage of valuable metal in the ore that is recovered by metallurgical treatment.

RESERVES:
Identified resources of mineral-bearing rock from which the mineral can be extracted profitably with existing technology and under present economic conditions.

MINE:
An underground or surface excavation for the extraction of mineral deposits.

MINERAL:
A naturally occurring inorganic element or compound having an orderly internal structure and characteristic chemical composition, crystal form, and physical properties.

MINERAL RESERVE:
The economically mineable part of a measured or indicated mineral resource. Appropriate assessments, often called *feasibility studies*, have been carried out and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social, and governmental factors. These assessments demonstrate, at the time of reporting, that extraction is reasonably justified. Mineral reserves are sub-divided, in order of increasing confidence, into *probable* and *proven* categories. A *probable* reserve is the economically mineable part of an *indicated* (and in certain circumstances, *measured*) resource. A *proven* reserve is the economically mineable part of a *measured* resource.

MINERAL RESOURCE:
A deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and at such grade or quality that extraction of the material at a profit is potentially possible.

MINERALIZED MATERIAL or DEPOSIT:
A mineralized body, which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries, and other factors, conclude current economic feasibility to extract it.

MINERALIZATION:
The presence of economic minerals in a specific area or geological formation.

ORE:
Material that can be mined and processed at a positive cash flow under current economic circumstances.

PATENTED MINING CLAIM:
A mineral claim originally staked on land owned by in the United States Government, where all its associated mineral rights have been secured by the claimant from the U.S. Government in compliance with the laws and procedures relating to such claims, and title to the surface of the claim and the minerals beneath the surface have been transferred from the U.S. Government to the claimant. Annual mining claim assessment work is not required, and the claim is taxable real estate. Mining claims located on State of Alaska lands cannot be patented.

PLACER:	A place where gold or other heavy minerals are or can be obtained by washing sand or gravel. Placer deposits are formed by attrition by river or stream action of the lighter rocks leaving the relatively inert, tough, and heavy minerals in a concentrated layer, generally along the contact of the alluvial material with the underlying bedrock.
PROSPECT:	An area that is a potential site of mineral deposits, based on preliminary exploration. A prospect is distinct from am mine in that it is non-producing.
PROSPECTING:	The search for outcrops or other surface expressions of mineral deposits with the objective of making a valuable discovery.
RECLAMATION:	The restoration of a site to acceptable regulatory standards after mining or exploration activity is completed.
RECOVERY:	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
RESERVES:	That part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "Ore" when dealing with metalliferous minerals.
RESOURCE:	The calculated amount of material in a mineral deposit, based on limited drill information.
SEC INDUSTRY GUIDE 7:	This is the United States' reporting standard for the mining industry for securities purposes. It is contained in a publication of the United States Security and Exchange Commission (SEC) known as Industry Guide 7, which summarizes requirements for disclosure by mining companies. It defines proven and probable Reserves using its own definitions, and prohibits the disclosure of quantitative estimates for all mineralization other than in those two Reserve categories. Similarly, it restricts disclosure of value of estimates to Reserves only, which the SEC policy generally requires to be on a historic cost accounting basis.
SHEAR or SHEARING:	The deformation of rocks by lateral movement along numerous parallel planes, known as faults, generally resulting from stress or pressure and producing such metamorphic structures as cleavage and schistosity.
STRIKE:	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.
TAILINGS:	Fine grained or ground up material rejected from a mill after more of the recoverable valuable minerals have been extracted. Can also mean the waste material resulting from placer mining.
UNPATENTED MINING CLAIM:	A mineral claim staked on federal, state or, in the case of severed mineral rights, private land to which a deed from the U.S. Government or other mineral title owner has not been received by the claimant. Unpatented claims give the claimant the exclusive right to explore for and to develop the underlying minerals and use the surface for such purpose. However, the claimant does not own title to either the minerals or the surface, and the claim is subject to annual assessment work requirements and the payment of annual rental fees which are established by the governing authority of the land on which the claim is located. The claim may or may not be subject to production royalties payable to that governing authority. Mining claims located on State of Alaska lands cannot be deeded to the claimant.
VEIN:	A zone or belt of mineralized rock having a more or less regular constitution in length, width and depth, and lying within boundaries which clearly separates it from neighboring rock.
VEINLET:	A tiny vein, stringer or filament of mineral (commonly quartz) traversing a rock mass of different material, and usually one of a number making a Lode.



LITTLE SQUAW GOLD MINING COMPANY

4,743,903 Shares of Common Stock

PROSPECTUS

Subject to Completion, February 26, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Pursuant to our bylaws, we are required to indemnify all of our officers and directors for such expenses and liabilities, in such manner, under such circumstances to such extent as permitted by the Alaska Corporations Code, as now enacted or hereafter amended. Unless otherwise approved by our board of directors, we shall not indemnify any of our employees who are not otherwise entitled to indemnification pursuant to our bylaws.

Alaska law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, that is, one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our Articles of Incorporation and Bylaws also contain provisions stating that no director shall be liable to our company or any of our shareholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under the Alaska Corporations Code (for unlawful payment of dividends, or unlawful stock purchases or redemptions) or (4) a transaction from which the director derived an improper personal benefit. The intention of the foregoing provisions is to eliminate the liability of our directors to our shareholders to the fullest extent permitted by the Alaska Corporations Code.

Item 25. Other Expenses of Issuance and Distribution

	Amount
Securities and Exchange Commission Registration Fee	$ 198
Legal Fees and Expenses	25,000
Accounting Fees and Expenses	5,000
Printing and Engraving Expenses	1,000
Miscellaneous Expenses	1,000
Total	$ 32,198

Item 26. Recent Sales of Unregistered Securities

During the past three years, we have offered and sold the following securities in unregistered transactions pursuant to exemptions under the Securities Act of 1933, as amended.

Between January 1, 2007 and February 20, 2007, we issued a total of 2,055,194 shares of common stock pursuant to the exercise of 90,000 Class A Warrants, 1,965,194 Class B Warrants, pursuant to Rule 506 of Regulation D to accredited investors in the United States and Rule 903 of Regulation S to Non-U.S. persons outside the United States. No fees or commissions were paid in connect with the warrant exercises.

Of February 7, 2007, we issued 1,000 shares of common stock to an existing shareholder to correct Company records related that individual's holdings of our common stock.

On December 27, 2006, we closed a private placement of 3,012,002 Units, at a price of $1.00 per Unit, each Unit consisting of one share of the registrant's common stock, par value $0.10, and one half of one (1/2) Class C Warrant. Each whole warrant is exercisable to acquire one additional share of common stock at an exercise price of US$1.50 per share during the two-year period commencing on the Closing Date. The registrant received gross proceeds of $3,012,002 in connection with the private placement. The registrant granted registration rights to the investors. The offering of units was conducted by the Company in a private placement to non-U.S. persons outside the United States in off shore transactions pursuant to an exemption from registration available under Rule 903 of Regulation S of the United States Securities Act of 1933, as amended, and in the United States solely to accredited investors pursuant to an exemption from registration available under Rule 506 of Regulation D of the Securities Act. Strata Partners, LLC, a registered broker dealer, acted as the lead placement agent in syndication (the "Syndication") with Olympus Securities, LLC in connection with the private placement. The Syndication received a cash fee of 6% of the gross proceeds and an option to purchase Units equal to 5% (the "Purchase Option") of the number of Units sold for one-year, purchasable on the same terms as the Units issued to investors. Strata Securities, LLC received a cash fee of 5.81% and Olympus Securities, LLC received a cash fee of 0.19% of the gross proceeds. Additionally, of the Syndication received an Agent Option to purchase, within one year of closing, up to 5% of the units sold in the private placement. The 5% Agent Option is exercisable at $1.00 per unit, each unit identical in composition in stock and Class C Warrant as the units sold in the placement. Of the 5% Agent Option, Strata Securities LLC received 4.88% and Olympus Securities, LLC received 0.12%.

On December 1, 2006, the Company remitted interest to RAB Special Situations (Master) Fund Limited in the amount $30,082.19 in the form of stock as allowed by terms of the 6% Convertible Debenture, resulting in 20,464 shares of common stock being issued to the holder. The stock price used as specified in the Debenture was the closing bid price five (5) business days prior to the due date of the interest payment, which was November 24, 2006. On that date Little Squaw's common stock closed at $1.47 per share.

On September 11, 2006, the Company issued to Ken Eickerman, a director of the Company, 25,000 shares of common stock as a result of exercise of 25,000 stock options, resulting in $5,500 proceeds received by the Company.

On June 20, 2006, the Company issued to Ken Eickerman, a director of the Company, 25,000 shares of common stock as a result of exercise of 25,000 stock options, resulting in $5,500 proceeds received by the Company.

On June 1, 2006, the Company remitted interest to RAB Special Situations (Master) Fund Limited in the amount $31,397.26 in the form of stock as allowed by terms of the 6% Convertible Debenture, resulting in 28,286 shares of common stock being issued to the holder. The stock price used as specified in the Debenture was the closing bid price five (5) business days prior to the due date of the interest payment, which was May 24, 2006. On that date Little Squaw's common stock closed at $1.11 per share.

On May 25, 2006, the Company issued 100,000 shares of common stock as a result of exercise of 100,000 warrants at $0.30 per common share, resulting in $30,000 proceeds received by the Company.

On May 22, 2006, the Company issued 200,000 shares of common stock to Wilbur G. Hallauer as a result of exercise of 200,000 warrants at $0.30 per common share, resulting in $60,000 proceeds received by the Company.

On March 29, 2006, the Board of Directors issued to William V. Schara 50,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan in connection with his appointment as a director on February 13, 2006.

On March 6, 2006, the Company contracted with Ms. Susan Schenk as Manager of Investor Relations. In connection with Ms. Schenk's appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

On March 1, 2006, the Board of Directors appointed Ted R. Sharp as Chief Financial Officer, Secretary, and Treasurer of the Company. In connection with Mr. Sharp's appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

On March 1, 2006, the Board of Directors approved the appointment of Mr. Bob Pate as Vice President. In connection with Mr. Pate's appointment, the Company issued 25,000 shares of Restricted Common Stock and 50,000 Stock Options under the Restated 2003 Share Incentive Plan.

On November 21, 2005, the Company closed a private placement to raise one million dollars ($1,000,000). We issued 6% Convertible Debentures in the principal amount of One Million United States Dollars (US$1,000,000) and 2,500,000 Class A Warrants to one institutional investor, who was a non-U.S. person outside the United States. The securities were issued in an "off-shore transaction" in reliance upon an exception from registration available under Rule 905 of Regulation S of the Securities Act of 1933, as amended. The Debentures are convertible into shares of Common Stock, $0.10 par value, at US$0.20 per share, subject to certain adjustments, and each Warrant is exercisable to acquire one share of common stock at an exercise price of US$0.30 per share until November 21, 2008. The 6% convertible debentures and the Class A Warrants contain provisions that limit the selling shareholder's beneficial ownership in the class of common stock of Little Squaw to 9.99%. In connection with the placement, the Company issued a placement agent 500,000 Class A Warrants under the terms of a Placement Agent Agreement. The warrants were issued to the agent in reliance upon Section 4(2) of the Securities Act.

On August 12, 2005 the Company's Board of Directors authorized a direct private placement offering of 1,200,000 Units at $0.25 per Unit. Each Unit consists of one common share of the Company, and a three-year full share purchase warrant exercisable at $0.30, $0.35 and $0.40 in the respective successive years. During the quarter ended September 30, 2005, the Company sold a total of 500,000 Units for proceeds of $125,000. The remaining 700,000 Units were sold to during the fourth quarter of 2005, for proceeds of $175,000. Five accredited investors (as such term is defined in Rule 501(a) of Regulation D) participated in the offering. No fees or commissions were paid, and net proceeds to the Company were $300,000. The Company issued the Units in private placement transactions solely to "accredited investors" (as defined in Rule 501(a) of Regulation D under the Securities Act). The Company issued the Units in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On July 1, 2005, the Company issued 31,400 shares of its common stock to Strata Partners, LLC as reimbursement for expenses incurred under the terms of a Placement Agent Agreement that terminated July 1, 2005. The warrants were issued to the agent in reliance upon Section 4(2) of the Securities Act.

On May 18, 2005, the Company's Board of Directors authorized a reduction of the exercise price of warrants, expiring on September 19, 2005, previously issued by the Company in a private placement from $0.45 per share to $0.25 through June 24, 2005. As a result of the price reduction 75,000 warrants were exercised during the second quarter ended June 30, 2005, yielding net cash proceeds of $16,875. The warrants were exercised by two accredited investors (as such term is defined in Rule 501(a) of Regulation D) in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On May 13, 2005 the Company, by resolution of its Board of Directors, issued 112,903 restricted common shares to Mr. James Duff, for his services as Chairman of the Board of Directors and in connection with working with the Company's management in attempts to finance the Company. Mr. Duff's value of services was determined by the other directors to be $35,000, and the shares were issued on the basis of their current market price of $0.31 per share.

On February 14, 2005, the Company issued 30,000 restricted common shares to Sussex Avenue Partners, LLC of Carlsbad, CA as partial and final payment for consulting services performed under a Consulting Agreement dated October 19, 2004.

On January 6, 2005, the Company issued 20,000 restricted common shares to Mr. Terry Swanger in partial fulfillment of payment for consulting services by Swanger Eriksen and Associates as provided for in a Letter Agreement dated October 14, 2004. The consulting services were related to the development and implementation of a marketing plan to introduce the Company to U.S. markets. The Letter Agreement was terminated on February 28, 2005.

On December 31, 2004, the Company issued 50,000 common shares and 50,000 options to purchase shares of common stock to its six non-executive, independent directors pursuant to its 2003 Share Incentive Plan (the "Plan"), as approved by its shareholders. The Plan permits the granting of nonqualified stock options, incentive stock options and shares of common stock to employees, directors and consultants. In each case the options are exercisable for a ten year period from the date of issuance at an exercise price of $0.22 per share. The options were valued using the average closing price of the last five trading days of 2004 at a 45% discount. The shares and options were issued to the following directors:

Director	Common Shares	Option Shares	Vesting
Charles G. Bigelow	50,000	50,000	Immediately
James K. Duff	50,000	50,000	Immediately
Kenneth S. Eickerman	50,000	50,000	Immediately
James A. Fish	50,000	50,000	Immediately
William Orchow	50,000	50,000	Immediately
Jackie E. Stephens	50,000	50,000	Immediately

Each of the directors is an accredited investor (as such term is defined in Rule 501(a) of Regulation D) and the shares were issued and options were granted in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On December 13, 2004 the Company issued 30,000 restricted common shares to Sussex Avenue Partners, LLC of Carlsbad, CA as partial payment for consulting services performed under a Consulting Agreement dated October 19, 2004.

On October 27, 2004 the Company issued 60,000 restricted common shares to Sussex Avenue Partners, LLC of Carlsbad, CA as partial payment for consulting services relating to management advisement, strategic planning and marketing in connection with the Company's business, together with advisory and consulting related to shareholder management and public relations under terms of a Consulting Agreement dated October 19, 2004. The Consulting Agreement required the Company to issue tranches of restricted common shares totaling 120,000 shares before its termination on February 5, 2005.

On March 4, 2004, the Company issued 5,000 nonqualified stock options to purchase shares of common stock to four of its non-executive, independent directors for services performed in 2003 pursuant to its 2003 Share Incentive Plan (the "Plan"), as approved by its shareholders. The Plan permits the granting of nonqualified stock options, incentive stock options and shares of common stock to employees, directors and consultants. In each case the share purchase options are exercisable for a ten year period from the date of issuance at an exercise price of $0.29 per share. The options were valued using the average closing price of the last five trading days of 2003 at a 45% discount. The options were issued to the following directors:

Director	Option Shares	Vesting
Charles G. Bigelow	5,000	Immediately
James K. Duff	5,000	Immediately
James A. Fish	5,000	Immediately
Jackie E. Stephens	5,000	Immediately

Each of the directors is an accredited investor (as such term is defined in Rule 501(a) of Regulation D) and the options were granted in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

Between March 12 and March 31, 2004 the Company issued 588,611 restricted common shares to five share holders and two directors, Mr. Charles Bigelow and Mr. James Fish, on their exercise of $0.20 per share purchase warrants. The Company realized $114,750 on these transactions; a 10% commission was payable on two transactions to Pennaluna & Company, Inc., Coeur d'Alene, Idaho. All seven individuals are accredited investors (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On March 4, 2004 the Company's Board of Directors voted to advance Becky Corigliano from Acting CFO to CFO of the Company. Ms. Corigliano's employment agreement of November 1, 2003 with the Company included a provision that if she became the CFO of the Company by April 1, 2004, she would be awarded the remaining 67,103 treasury shares as part of her compensation. The Company issued 67,103 restricted shares to Ms Corigliano on March 27, 2004.

Between February 6 and February 26, 2004 the Company issued 175,000 restricted common shares to two shareholders and a director, Mr. James Duff, on their exercise of $0.20 per share purchase warrants. The Company realized $34,500 on these transactions; a 10% commission was payable on one transaction to Pennaluna & Company, Inc., Coeur d'Alene, Idaho. All three individuals are accredited investors (as such term is defined in Rule 501(a) of Regulation D) and the

securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On February 20, 2004, the Company issued 824,370 restricted shares of common stock at an agreed value of $0.10 per share and warrants to purchase 412,186 shares at an exercise price of $0.20 to Walters LITS, LLC as nominee; the shares of common stock and warrants were issued in exchange for and in consideration of cancellation of a debt in the amount of $82,437. Walters LITS LLC as nominee had acquired this debt from Eskil and Ellamae Anderson and Hollis Barnett on June 24, 2003. The shares of common stock subsequently were re-issued to the beneficial owners by Walters LITS LLC. Richard R. Walters received 412,185 restricted shares of common stock. Mr. Walters also received a warrant to purchase 206,093 shares of common stock at an exercise price of $0.20 per share. On March 31, 2004, Mr. Walters relinquished his right to exercise that warrant and that warrant has been cancelled. Mr. Walters is an accredited investor (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On February 20, 2004, 887,500 restricted shares of common stock were issued to Walters LITS LLC as nominee pursuant to the resolution adopted by the Board of Directors on June 30, 2003 authorizing the issuance of those shares, together with warrants to purchase 443,750 shares of common stock at $0.20 to Walters LITS LLC as nominee as consideration for its success in negotiating the debt and stock purchase agreement and royalty purchase option agreement with the Company's prior management. Walters LITS LLC as nominee then re-issued the shares of common stock and warrants to the beneficial owners. Richard R. Walters received a certificate for 221,875 restricted shares of common stock of the Company and a warrant to purchase 221,875 shares of common stock of the Company at $0.20 per share. On March 31, 2004, Mr. Walters relinquished his right to purchase all but 100,000 shares of that warrant; the right to purchase 121,875 shares, pursuant to that warrant, has been cancelled. Subsequently, a mandatory conversion provision of that warrant caused Mr. Walters' remaining right to purchase 100,000 shares to expire on May 9, 2004. Mr. Walters is an accredited investor (as such term is defined in Rule 501(a) of Regulation D) and the securities were issued in reliance upon the safe harbor from registration available under Rule 506 of Regulation D of the Securities Act.

On February 4, 2004 the Company issued 500,000 restricted common shares on a warrant exercise to person considered to be a Company insider, and a Schedule 13G was filed pursuant to Rule 13d-1(c) with the SEC. The warrant exercise price was $0.20 per share; the Company realized $100,000 from the transaction.

Item 27. Exhibits

Other than contracts made in the ordinary course of business, the following are the material contracts that we have entered into within the two years preceding the date of this Registration Statement:

(a)   Exhibits

Exhibit Number	Description
3.1 (1)	Amendment to Articles of Incorporation of Little Squaw Gold Mining Company dated January 27, 2004
3.2(5)	Articles of Incorporation and Amendments through 1977
3.3(5)	Bylaws
5.1	**Opinion of Guess & Rudd P.C.**
10.1 (2)	Independent Contractor Agreement, dated as of June 30, 2003, between Little Squaw and Richard R. Walters
10.2 (1)	Independent Contractor Agreement, dated as of November 1, 2003, between Little Squaw and Becky Corigliano
10.3 (1)	2003 Share Incentive Plan, dated October 11, 2003, and effective January 27, 2004
10.4 (1)	2003 Share Incentive Plan Stock Option Agreement, Richard Walters
10.5 (3)	Placement Agent Agreement with Strata Partners, LLC, dated February 25, 2005
10.6 (3)	Convertible Promissory Note dated January 21, 2005, Orchow
10.7 (3)	Convertible Promissory Note dated January 21, 2005, Hallauer
10.8 (4)	Placement Agent Agreement with Strata Partners, LLC, dated February 25, 2005, as amended
10.9(5)	Private Placement Agreement with Strata Partners dated September 23, 2005, as amended
10.10(5)	Securities Purchase Agreement by and between Little Squaw Gold Mining Company and RAB Special Situations (Master) Fund Limited dated November 21, 2005
10.11(5)	Form of 6% Convertible Debenture
10.12(5)	Form of Class A Warrant
10.13(5)	Form of Subscription Agreement related to private place of units (2005)
10.14(5)	Form of Class B Warrant Certificate
10.15(5)	Restated 2003 Share Incentive Plan, dated November 7, 2005
10.16(6)	Form of Subscription Agreement related to private placement of units (2006)
10.17(6)	Form of Class B Warrant
10.18(6)	Independent Contractor Agreement, dated as of March 1, 2006, between Little Squaw and Ted Sharp
10.19(7)	Oral agreement to extend Independent Contractor Agreement, Richard Walters
10.20	**Private Placement Agreement with Strata Partners dated October 13, 2006**
10.21	**Form of Subscription Agreement related to private place of units (December 2006)**
10.22	**Form of Class C Warrant Certificate**
10.23	**40 Year Lease, Broken Hills West Mining**
10.24	**Independent Contractor Agreement, dated as of January 1, 2007, between Little Squaw and Ted Sharp**
14(5)	Code of Ethics
23.1(5)	Consent of Melvin Klohn, a licensed professional geologist
23.2(5)	Consent of Pacific Rim Geological Consultants, Inc., of Fairbanks Alaska
23.3(5)	Consent of James C. Barker, a Certified Professional Geologist
23.4(5)	Consent of BlueMap Geomatics Ltd. located in Vancouver, British Columbia
23.5	**Consent of Jeffrey Keener, NordWand Enterprise, Fairbanks, Alaska**
23.6	**Consent of DeCoria, Maichel & Teague P.S.**
23.7	**Consent of Guess & Rudd P.C. (included in Exhibit 5.1)**
24.1	**Power of Attorney (included following signature page)**

(1) Incorporated by reference to Form 10KSB as filed March 29, 2004.
(2) Incorporated by reference to Form 10QSB as filed November 13, 2003.
(3) Incorporated by reference to Form 10KSB as filed March 29, 2005.
(4) Incorporated by reference to Form 10QSB as filed May 16, 2005
(5) Incorporated by reference to Form SB-2 as filed December 30, 2005.
(6) Incorporated by reference to Form SB-2/A as filed July 6, 2006
(7) Incorporated by reference to Form SB-2/A as filed August 7, 2006

Item 28. Undertakings

(a)   The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i)   Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectuses filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)   Include any additional or changed material information on the plan of distribution;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)   Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to the offering, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Spokane, state of Washington.

LITTLE SQUAW GOLD MINING COMPANY

/s/ Richard R. Walters
By: Richard R. Walters
  President (Principal Executive Officer)

Date: February 26, 2007

LITTLE SQUAW GOLD MINING COMPANY

/s/ Ted R. Sharp
By: Ted. R. Sharp
  Chief Financial Officer (Principal Financial and Accounting Officer)

Date: February 26, 2007

In accordance with the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Date: February 26, 2007

/s/ Charles G. Bigelow
Charles G. Bigelow, Director

Date: February 26, 2007

/s/ James K. Duff
James K. Duff, Director

Date: February 26, 2007

/s/ Kenneth S. Eickerman
Kenneth S. Eickerman, Director

Date: February 26, 2007

/s/
James A. Fish, Director

Date: February 26, 2007

/s/ Richard R. Walters
Richard R. Walters, Director

Date: February 26, 2007

/s/ William Orchow
William Orchow, Director

Date: February 26, 2007

/s/ William V. Schara
William V. Schara , Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Richard R. Walters and Ted R. Sharp his attorney-in-fact and agent, with the full power of substitution and resubstitution and full power to act without the other, for them in any and all capacities, to sign any and all amendments, including post-effective amendments, and any registration statement relating to the same offering as this registration that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: February 26, 2007

/s/ Charles G. Bigelow
Charles G. Bigelow, Director

Date: February 26, 2007

/s/ James K. Duff
James K. Duff, Director

Date: February 26, 2007

/s/ Kenneth S. Eickerman
Kenneth S. Eickerman, Director

Date: February 26, 2007

/s/
James A. Fish, Director

Date: February 26, 2007

/s/ Richard R. Walters
Richard R. Walters, Director

Date: February 26, 2007   */s/ William Orchow*
William Orchow, Director

Date: February 26, 2007

/s/ William V. Schara
William V. Schara , Director

Exhibit 5.1 (and 23.7)

GARY A. ZIPKIN
LOUIS R. VEERMAN
JAMES D. LINXWILER
JAMES D. DEWITT
JOSEPH J. PERKINS, JR.
GEORGE R. LYLE
MICHAEL S. MCLAUGHLIN
SUSAN M. WEST
JOAN E. ROHLF
MICHAEL K. NAVE
JONATHAN A. WOODMAN
AISHA TINKER BRAY
GREGORY G. SILVEY
MATTHEW COOPER
CHRISTINA RANKIN
PAMELA D. WEISS
MOLLY C. BROWN
NATHAN R. HAINES

LAW OFFICES OF

Guess&Rudd
P.C.

510 L STREET, SUITE 700
ANCHORAGE, ALASKA 99501-1964
TELEPHONE (907) 793-2200
FACSIMILE (907) 793-2299
www.guessrudd.com

W. EUGENE GUESS 1932-1975
JOSEPH RUDD 1933-1978
FRANCIS E. SMITH, JR. 1941-1991

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OFFICES IN
ANCHORAGE & FAIRBANKS

———

OF COUNSEL
MARGARET S. JONES

February 23, 2007

Little Squaw Gold Mining Company
Attn: Richard R. Walters
3412 S. Lincoln Drive
Spokane, Washington   99203

> Re: Little Squaw Gold Mining Company
>   Our File No. 5951.4

Dear Ladies and Gentlemen:

We are acting as counsel to Little Squaw Gold Mining Company (the "Company") for Alaska legal matters in connection with the issuance by the Company of 4,743,903 shares of its Common Stock (inclusive of 1,731,901 shares of Common Stock that may be issued pursuant to warrants and options exercised in the future), par value $0.10 per share (the "Shares"), as contemplated by the Registration Statement on Form SB-2 to be filed by the Company with the Securities and Exchange Commission on or about February 26, 2007, under the Securities Act of 1933, as amended (the "Act"), said Registration Statement being hereinafter called the "Registration Statement".

We have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Registration Statement, (ii) a Certificate of Good Standing issued by the Alaska Department of Commerce, Community and Economic Development, (iii) the Company's Amended Articles of Incorporation, (iv) the Company's currently effective Bylaws, and (v) minutes of the Corporation's Board of Directors and shareholders. We also have examined such other documents and satisfied ourselves as to such other matters as we have deemed necessary in order to render this opinion. As to various facts material to the opinions expressed below, we have relied upon certificates of public officials, representations and certifications from officers of the Company regarding the authenticity and completeness of Company documents provided to us by the Company, and representations contained in the documents referred to above.

Based upon the foregoing and subject to the qualifications hereinafter expressed, we are of the opinion that when:

(a)   with respect to Shares to be issued immediately, the receipt of the sale price for the Shares by the Company; and

(b)   with respect to the Shares to be issued upon exercise of any of the warrants or options, after (i) the warrants or options have been exercised in accordance with their terms and (ii) the applicable warrant or option exercise price for the Shares to be issued has been received by the Company; and

(c)   the Shares shall have been issued and delivered by the Company;

then, the Shares referred to above will have been legally issued, fully paid, and non-assessable.

The Company is an Alaska corporation. This opinion is limited to matters governed by the internal laws of the state of Alaska.

These opinions are given as of the date hereof, without any obligation to update these opinions or to advise the addressee hereof, or any other party, of any changes in circumstances or laws that may hereafter be brought to our attention or occur which may affect this opinion.

We hereby consent to the filing of this Opinion with the Registration Statement, and to the references to our firm under the headings "Legal Matters" in the Prospectus which forms part of the Registration Statement.

Very truly yours,

Guess + Rudd P.C.

GUESS & RUDD P.C.

Exhibit 10.20

PLACEMENT AGENT AGREEMENT

This Placement Agent Agreement ("Agreement") is entered into this 13th day of October, 2006 (the "Effective" date), by and between **LITTLE SQUAW GOLD MINING COMPANY,** an Alaska corporation (the "Company") and **STRATA PARTNERS, LLC,** a Washington limited liability company (the "Agent"). The Company desires to engage the Agent to provide consulting and other services in connection with a proposed financing transaction. The Agent will serve as lead agent on a best efforts basis in connection with the financing transaction on general terms and conditions to be determined. The purpose of this Agreement is to set forth the terms and conditions of the agency relationship between the Company and the Agent.

1. **Engagement of Agent.** The Company engages Agent as adviser and lead placement agent for the Company, with respect to the sale by the Company of its securities to investors (the "Offering") in connection with a proposed financing transaction.

2. **Termination of Agency Agreement.** This Agreement shall terminate, subject to its provision 7.3, ninety (90) days after its Effective date, or sooner either upon receipt of subscriptions for the entire Offering or by written mutual consent of both the Company and the Agent.

3. **Offering.** The terms of the Offering have been approved by the Company's Board of Directors and presented in the Memorandum of Terms attached hereto as Exhibit A. The Company's Board of Directors reserves the exclusive right to alter or amend the Offering during the course of this Agreement. The securities offered and sold in the Offering (the "Securities") shall be offered and sold pursuant to an applicable exemption from registration available under the Securities Act of 1933, as amended (the "1933 Act").

4. **Agent's Compensation.** In consideration for the services to be performed by the Agent, the Company shall pay to the Agent, or cause the Agent to be paid, compensation as provided in this section.

    4.1 <u>Non-refundable Retainer</u>. The Company shall pay to the Agent, as Lead Agent, a cash non-refundable retainer in the amount of thirteen thousand dollars ($13,000) for consulting and other services rendered in connection with the proposed financing (the "Retainer"). The Company shall be entitled to off set an amount equal to the Retainer from the Lead Agent Commission, if any; provided that the Company has reimbursed the Agent for all expenses contemplated in Section 9 of this Agreement.

    4.2 <u>Lead Agent Compensation</u>. The Company shall pay to the Agent a cash lead agent compensation fee in an amount equal to one and one-half percent (1.5%) of the aggregate gross proceeds of the Offering received by the Company (the "Lead Agent Commission"). The Lead Agent Commissions shall be paid directly from the proceeds of the Offering, subject to the off set contemplated in Section 4.1 above.

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4.3 Selling Agent Compensation. The Company shall pay to the Agent and any other agents acting as agent for the Company in connection with the Offering (each a "Selling Agent") a cash selling agent compensation fee in an amount equal to four and one-half percent (4.5%) of the aggregate gross proceeds of the Offering received by the Company (the "Selling Agent Commissions"). The Selling Agent Commissions shall be paid directly from the proceeds of the Offering.

4.4 Lead Agent Compensation Options. The Agent, as Lead Agent, will receive the right to purchase up to one and one-quarter percent (1.25%) of the total number of Units sold by the Company in the Offering for a period of one year after the Closing date of the Offering. The terms, conditions and exercise price of the Units shall be exactly the same as those Units issued by the Company in the Offering. The Company hereby agrees to grant the Agent the same registration rights granted to investors in the Offering, if any.

4.5 Selling Agent Compensation Options. The Company shall grant to Selling Agents the right (in whole as a group) to purchase a number of Units equal to three and three-quarters percent (3.75%) of the total number of Units sold by the Company in the Offering for a period of one year after the Closing date of the Offering. The terms, conditions and exercise price of the Units shall be exactly the same as those Units issued by the Company in the Offering. The Company hereby agrees to grant the Selling Agent(s) the same registration rights granted to investors in the Offering, if any.

5. **Representations and Warranties of the Company.** The Company represents and warrants that:

5.1 The Company is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Alaska with power and authority to own assets and to conduct its business. The Company does not have any subsidiaries.

5.2 The Company has an authorized and outstanding capitalization, including common shares, preferred stock, options, warrants and convertible securities, as set forth on Exhibit B. The Common Shares, when issued and delivered, shall be duly and validly issued, fully paid and non-assessable.

5.3 Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated in this Agreement (in compliance with the terms and provisions of this Agreement), shall conflict with, or result in a breach of, the Articles of Incorporation of the Company, Bylaws of the Company, or any other agreement or instrument to which the Company is a party or by which it is bound.

5.4 This Agreement has been duly authorized, executed, and delivered on behalf of the Company, and is the valid, binding, and enforceable obligation of the Company, except to the extent that obligations concerning indemnification under this Agreement may be limited by applicable securities laws or federal bankruptcy provisions.

5.5 No authorization, approval, or consent of any regulatory body or authority

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will be required for the valid authorization, issuance, sale, and delivery of the Securities, or, if so required, all authorizations, approvals, and consents will be obtained and will be in full force and effect as of the issuance date for the Securities.

5.6   The Company owns, possesses or has obtained, all governmental, administrative and third party licenses, permits, certificates, registrations, approvals, consents and other authorizations (collectively, "Permits") necessary to own or lease (as the case may be) its properties, and to conduct its businesses as currently conducted, except such Permits the failure of which to obtain would not have a material adverse effect on the business, properties, operations, financial condition or results of operations of the Company; the Company has not received any notice of proceedings relating to the revocation, modification or suspension of any Permits which would have a material adverse effect on the Company, or notice of any circumstance which would lead it to believe that such proceedings are reasonably likely.

The Company will obtain such Permits as are necessary for the future operations, prior to commencement of any such operations.

5.7   The business and operations of the Company to its knowledge have been conducted in accordance with all applicable laws, rules and regulations of all governmental authorities, except for such violations which would not, individually or in the aggregate, have a material adverse effect on the financial condition or business of the Company.

5.8   The issuance of the Securities will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Company or to which the Company is bound.

5.9   The Company has complied and will comply fully with the requirements of all applicable corporate and securities laws in all matters relating to the Offering.

5.10   There are no legal or governmental actions, suits, proceedings or investigations pending or, to the Company's knowledge, threatened, to which the Company is or may be a party or of which property owned or leased by the Company is or may be the subject, or related to environmental, title, discrimination or other matters, which actions, suits, proceedings or investigations, individually or in the aggregate, could have a material adverse effect on the Company.

5.11   There are no judgments against the Company which are unsatisfied, nor is the Company subject to any injunction, judgment, decree or order of any court, regulatory body, administrative agency or other governmental body.

5.12   The Company is not in violation of its organizational or incorporating documents nor in violation of, or in default under, any lien, mortgage, lease, agreement or instrument, except for such defaults which would not, individually or in the aggregate, have a material adverse effect on the financial condition, properties or business of the Company.

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5.13 Subject to the accuracy of the representations and warranties of the Agent contained in this Agreement, and in the subscription agreements to be executed by investors in connection with the Offering, the offer, sale and issuance of the Securities as contemplated by this Agreement are exempt from the registration requirements of the 1933 Act and from the registration or qualifications requirements of the state securities or "blue sky" laws and regulations of any applicable state or other applicable jurisdiction.

5.14 The Company' shares of common stock are quoted for trading on the National Association of Securities Dealers over-the-counter electronic bulletin board (the "OTCBB").

5.15 No order ceasing, halting or suspending trading in securities of the Company nor prohibiting the sale of such securities has been issued to and is outstanding against the Company or its directors, officers or promoters, and, to the best of the Company knowledge, no investigations or proceedings for such purposes are pending or threatened.

5.16 Neither the Company nor any subsidiary thereof will have taken any action which would be reasonably expected to result in the delisting or suspension of quotation of the Common Shares on or from the OTCBB and the Company will have complied, in all material respects, with any rules and regulations of eligibility on the OTCBB.

5.17 The Company is a "reporting issuer" under section 12 of the Securities Exchange Act of 1934, as amended (the "1934 Act") and is not in default of any of the requirements of the 1934 Act.

5.18 As of their respective filing dates, each report, schedule, registration statement and proxy filed by the Company with the United States Securities and Exchange Commission ("SEC") after January1, 2004 (each, an "SEC Report" and collectively, the "SEC Reports") (and if any SEC Report filed prior to the date of this Agreement but after June 30, 2003 was amended or superseded by a filing prior to the date of this Agreement, then also on the date of filing of such amendment or superseding filing), (i) where required, were prepared in all material respects in accordance with the requirements of the 1933 Act, or the 1934 Act, as the case may be, and the rules and regulations promulgated under such Acts applicable to such SEC Reports, (ii) did not contain any untrue statements of a material fact and did not omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (iii) are all the forms, reports and documents required to be filed by the Company with the SEC since January 1, 2004. Each set of audited consolidated financial statements and unaudited interim financial statements of the Company (including any notes thereto) for the fiscal years ended December 31, 2004 and December 31, 2005 included in the SEC Reports (i) complies as to form in all material respects with the published rules and regulations of the SEC with respect thereto, and (ii) have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes

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thereto) and fairly present, in all material respects, the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end adjustments which were not or are not expected to be material in amount. To the Company's knowledge, no events or other factual matters exist which would require the Company to file any amendments or modifications to any filed SEC Reports.

5.19   Each SEC Report containing financial statements that has been filed with or submitted to the SEC since January 1, 2004, was accompanied by the certifications required to be filed or submitted by the Company's chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"); at the time of filing or submission of each such certification, to the best knowledge of the chief executive officer and chief financial officer, such certification was true and accurate and complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither the Company nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification.

5.20   There is no fact known to the Company which the Company has not publicly disclosed which materially adversely affects, or so far as the Company can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of the Company or the ability of the Company to perform its obligations under this Agreement.

5.21   Except as disclosed in the SEC Reports, the Company has filed all federal, state, local and foreign tax returns which, to the Company's knowledge, are required to be filed, or have requested extensions thereof, and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for such assessments, fines and penalties which are currently being contested in good faith.

5.22   There are no liens for taxes on the assets of the Company except for taxes not yet due, and there are no audits of any of the tax returns of the Company which are known by the Company' management to be pending; there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Company.

5.23   The Company is not an "investment company" within the meaning of the Investment Company Act of 1940.

5.24   Neither the Company nor any of its affiliates, nor any person acting on its or their behalf (i) has made or will make any "directed selling efforts" (as such term is

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defined in Regulation S of the 1933 Act) in the United States, or (ii) has engaged in or will engage in any form of "general solicitation" or "general advertising" (as such terms are defined in Rule 502 (c) under Regulation D of the 1933 Act) in the United States with respect to offers or sales of the Securities.

5.25   The Company has not, for a period of six (6) months prior to the date hereof, sold, offered for sale or solicited, and will not for a period of six (6) months after the Closing Date, offer, sell or solicit, any offer to buy any of its securities in a manner that would be integrated with the offer and sale of the Securities and which would cause the exemption from registration set forth in Rule 506 of Regulation D or Rule 903 of Regulation S of the 1933 Act to become unavailable with respect to the offer and sale of the Securities. "Closing Date" for the purposes of this Agreement means the date on which the last closing of the Securities are issued under the Offering.

5.26   The warranties and representations in this section are true and correct and will remain so as of the Closing Date.

6.   **Representations and Warranties of the Agent.** The Agent represents and warrants that:

(a)   The Agent is a limited liability company formed under the laws of the State of Washington, validly existing and in good standing, with all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder.

(b)   This Agreement has been duly authorized, executed and delivered by the Agent and is a valid and binding agreement enforceable in accordance with its terms.

(c)   The Agent is duly registered pursuant to the provisions of the 1934 Act, as a broker-dealer and is a member in good standing of the National Association of Securities Dealers, Inc. ("NASD") and duly registered as a broker-dealer in those states in which the Agent is required to be so registered in order to carry out the Offering.

(d)   The Agent will use its best efforts to conduct the Offering in compliance with the requirements of Regulation D and in this regard the Agent will have:

(i)   During the course of the Offering, and to the extent any representations are made concerning the Offering, not made any untrue statement of a material fact and not omitted to state a material fact required to be stated or necessary to make any statement not misleading;

(ii)   Not offered, offered for sale, or sold the securities, except to the extent permitted by Regulation D, by means of:

(A)   Any advertisement, article, notice, or other communication mentioning the securities published in any newspaper, magazine or similar medium or broadcast over television or radio;

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(B)   Any seminar or meeting, the attendees of which have been invited by any general solicitation or general advertising; or

(iii)   Prior to the sale of any of the securities, reasonably believed that each subscriber and his or her purchaser representative, if any, met the suitability and other investor standards set forth in the Blue Sky Survey prepared by Company Counsel pursuant to Section 9.(c) of this Agreement; the Agent will prepare and maintain memoranda and other appropriate records substantiating the foregoing;

(iv)   Only used sales materials which have been approved for use in this Offering by the Company;

(v)   Not made any representations on behalf of the Company, nor have acted as an agent of the Company in any other capacity except as expressly set forth herein.

7.   **Covenants of the Company.** The Company covenants that:

7.1   Compliance with Laws. The Company shall use best efforts to comply with, and to continue to comply with, applicable state and federal securities and other laws so as to permit the continuation of the Offering.

7.2   Outstanding Capitalization. On the Closing Date, the Company will deliver to the Agent a certificate of its Chief Executive Officer setting forth the authorized and outstanding capitalization, including common shares, preferred stock, options, warrants and convertible securities, on the Closing Date after giving effect to the Closing.

7.3   Exclusivity. Until thirty (30) days after the termination of this Agreement, the Company will not, and will cause its directors, officers, employees, agents and representatives not to, directly or indirectly, solicit or entertain offers from, or in any manner encourage, accept, or consider any proposal of, any other person relating to the acquisition of the Company, shares of its capital stock, securities convertible into or exchangeable for shares of its capital stock, or the Company's assets or businesses, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation, original issuance, or otherwise, except in the case that the Company is negotiating to acquire properties or interests from other parties, to the extent that the Company may offer capital stock as part of the acquisition. The Company will immediately notify Agent regarding any contact between the Company, any of its directors, officers, employees, representatives or any other person regarding any offer, proposal, or inquiry during this exclusivity period.

8.   **Covenants of the Agent.** The Agent will use its best efforts to conduct the Offering in a manner intended to be in compliance with the offering procedures and with the requirements of Regulation D of the 1933 Act, and the 1934 Act. The Agent will:

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(a)   During the course of the Offering, and to the extent any representations are made, not make any untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make any statement made not misleading concerning the Offering; and

(b)   Take all actions necessary to fulfill its duties under Rule 15c2-4 under the 1934 Act, which duties relate to transmission or maintenance of funds received from potential participants.

9.   **Expenses of Offering.** The Company will pay all expenses incurred by it in the performance of its obligations, including but not limited to the fees and expenses of the Company's counsel and accountants and the cost of qualifying the Offering, and the sale of the securities, in various states or obtaining an exemption from state registration requirements. The Company will reimburse the Agent for actual expenses, including but not limited to accounting, legal and professional fees, incurred by the Agent in connection with the Offering, not to exceed one-half percent (0.5%) of the gross offering proceeds.

The provisions of this Section shall survive any termination of this Agreement.

10.   **Conditions to Agent's Obligations.** The obligations of the Agent in this Agreement shall be subject to the accuracy of and compliance with, as of the date hereof, and on each closing date for the sale of the Common Shares, the representations, covenants, and warranties contained in Sections 4 and 6 hereof, the performance by the Company of its obligations hereunder, and to the following further conditions:

(a)   The Agent shall have received on or before the commencement date for the Offering an opinion from Law Office of Guess & Rudd P. C., Anchorage, Alaska (a "Company Counsel") satisfactory in form and substance to the Agent and its counsel, to the effect that:

(i)   Upon the commencement date of the Offering, the Company will be a company in good standing and validly existing under the laws of the State of Alaska, fully authorized to transact the business in which it is engaged, and authorized to enter into this Agreement;

(ii)   The Common Shares, Warrants and Common Shares issuable upon exercise of the Warrants when issued and sold will be validly and legally issued and the offering of the Common Shares, Warrants and Common Shares will be as described in the minutes of the directors meeting authorizing the Offering;

(iii)   The Offering will not result in the breach of any of the terms or conditions of, or constitute a default under any loan commitment, agreement, or other instrument of which such counsel has knowledge and to which the Company is a party or violate any order of any court or any federal or state regulatory body or administrative agency having jurisdiction over the Company or over the Company's property;

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(iv)   To the best knowledge of such Company Counsel, upon reasonable inquiry, there is not in existence, pending nor threatened any action, suit or proceeding to which the Company or any director thereof is a party before any court or governmental agency or body, which action, suit or proceeding might, if decided adversely, materially affect the subject matter of this Agreement, the Offering or the financial condition, business or prospects of the Company;

(v)   The disclosures to be made in the Offering, together with the Company's offer to each subscriber to provide access to additional information, are sufficient to satisfy the "information requirements" of Rule 502 of Regulation D;

(vi)   registration under the 1933 Act of the Securities is not required for the offer and sale thereof to the investors in accordance with the provisions of this Agreement

(vii)   In rendering the opinions to be set forth, the Company Counsel, as to factual matters, may rely upon certificates, statements, letters, representations or affidavits of the Company and its officers, any public records of the Company, certificates of public officials and letters of independent certified public accountants.

(b)   The Agent will receive on the commencement of the Offering, a certificate from the Company stating that the representations and warranties made in this Agreement are true and correct, as if made on the commencement date of the Offering; the certificate further will state that the Company has complied with all agreements and covenants.

11.   Conditions to Company's Obligations. The obligations of the Company shall be subject to the accuracy as of the date hereof and on the commencement date of the Offering of the representations and warranties made by the Agent in Sections 5 and 7 of this Agreement.

12.   Indemnification.

(a) The Company agrees that it shall indemnify and hold harmless, Agent, its members, directors, officers, employees, agents, affiliates and controlling persons within the meaning of Section 20 of the 1934 Act and Section 15 of the 1933 Act (any and all of whom are referred to as an "Indemnified Party"), from and against any and all losses, claims, damages, liabilities, or expenses, and all actions in respect thereof (including, but not limited to, all legal or other expenses reasonably incurred by an Indemnified Party in connection with the investigation, preparation, defense or settlement of any claim, action or proceeding, whether or not resulting in any liability), incurred by an Indemnified Party: (i) arising out of, or in connection with, any actions taken or omitted to be taken by the Company, its affiliates, employees or agents, or any untrue statement or alleged untrue statement of a material fact contained in any of the financial or other information furnished to the Agent by or on behalf of the Company or the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not

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misleading; or (ii) with respect to, caused by, or otherwise arising out of any transaction contemplated by the Agreement or the Agent's performing the services contemplated hereunder; provided, however, the Company will not be liable under clause (ii) hereof to the extent, and only to the extent, that any loss, claim, damage, liability or expense is finally judicially determined to have resulted primarily from the Agent's negligence or bad faith in performing such services.

(b)   The Agent will indemnify and hold harmless the Company, its stockholders, directors, officers, employers, agents, affiliates and controlling persons (any and all of whom are referred to as an "Indemnified Party") from and against any losses, claims, damages, or liabilities, joint or several, to which the Indemnified Party may become subject, under the 1933 Act, the 1934 Act, the various state securities acts or otherwise insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the offering documentation or state "blue sky" application prepared on behalf of the Company or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the offering documentation or in any state "blue sky" application prepared on behalf of the Company or such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by the Agent specifically for use in the preparation thereof. The Agent also will reimburse the Indemnified Party for such legal or other expenses reasonably incurred in connection with investigating or defending any such loss, claim, damage, liability or action as to which the Agent is required to indemnify the Indemnified Party. Notwithstanding the foregoing, in no event shall the Agent's obligation to indemnify the Company exceed the net compensation actually received by the Agent under Section 4 of this Agreement.

If the indemnification provided for herein is conclusively determined (by an entry of final judgment by a court of competent jurisdiction and the expiration of the time or denial of the right to appeal) to be unavailable or insufficient to hold any Indemnified Party harmless in respect to any losses, claims, damages, liabilities or expenses referred to therein, then the Company with respect to Section 11(a) or the Agent with respect to Section 11 (b) of this Agreement shall contribute to the amounts paid or payable by such Indemnified Party in such proportion as is appropriate and equitable under all circumstances taking into account the relative benefits received by the Company on the one hand and the Agent on the other, from the transaction or proposed transaction under the Agreement or, if allocation on that basis is not permitted under applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Agent on the other, but also the relative fault of the Company and the Agent; provided, however, in no event shall the aggregate contribution of the Agent and/or any Indemnified Party be in excess of net compensation actually received by the Agent and/or such Indemnified Party pursuant to this Agreement.

Neither the Company nor the Agent shall settle or compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened action, claim, suit or

proceeding in which any Indemnified Party is or could be a party and as to which indemnification or contribution could have been sought by such Indemnified Party hereunder (whether or not such Indemnified Party is a party thereto), unless such consent or termination includes an express unconditional release of such Indemnified Party, reasonably satisfactory in form and substance to such Indemnified Party, from all losses, claims, damages, liabilities or expenses arising out of such action, claim, suit or proceeding.

The foregoing indemnification and contribution provisions are not in lieu of, but in addition to, any rights which any Indemnified Party may have at common law hereunder or otherwise, and shall remain in full force and effect following the expiration or termination of the Agent's engagement and shall be binding on any successors or assigns of the Company and successors or assigns to all or substantially all of the Company's business or assets.

The provisions of this Section shall survive any termination of this Agreement.

13.   Notices. Any notice, consent, authorization or other communication to be given hereunder shall be in writing and shall be deemed duly given and received when delivered personally, when transmitted by fax, three days after being mailed by first class mail, or one (1) day after being sent by a nationally recognized overnight delivery service, charges and postage prepaid, properly addressed to the party to receive such notice, at the following address or fax number for such party (or at such other address or fax number as shall hereafter be specified by such party by like notice):

(a)   If to the Company, to:

Little Squaw Gold Mining Company
ATTN: Richard R. Walters, President
3412 South Lincoln Drive
Spokane, WA 99203-1650   Fax (509) 624-2878

With copies to:

Paine, Hamblen, Coffin, Brooke & Miller LLP
717 W. Sprague Ave., #1200
Spokane, WA 99201
Attn: Lawrence R. Small, Esq.   Fax (509) 838-0007

Dorsey & Whitney LLP
370 17th Street, Suite 4700
Denver, CO 80202
Attn: Kenneth Sam, Esq.   Fax (303) 629-3450

(b)   If to the Agent, to:

Strata Partners, LLC
ATTN: Rhett A. Gustafson, President

R.R.W.

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219 Lake Street South, Suite C
Kirkland, WA 98033   Fax (425) 822-7259



The provisions of this Section shall survive any termination of this Agreement.

14.   **Company to Control Transactions.** The prices, terms and conditions under which the Company shall offer or sell any securities shall be determined by the Company in its sole discretion. The Company shall have the authority to control all discussions and negotiations regarding any proposed or actual offering or sale of securities. Nothing in this Agreement shall obligate the Company to actually offer or sell any Securities or consummate any transaction. The Company may terminate any negotiations or discussions at any time and reserves the right not to proceed with any offering or sale of Securities; provided, however, that the Company shall reimburse the Agent for actual expenses incurred by the Agent in connection with the Offering upon such termination without respect to the limitations set forth in Section 9. The provisions of this Section shall survive any termination of this Agreement.

15.   **Confidentiality of Company Information.** The Agent, and its officers, directors, employees and agents shall maintain in strict confidence and not copy, disclose or transfer to any other party (1) all confidential business and financial information   regarding the Company and its affiliates, including without limitation, projections, business plans, marketing plans, product development plans, pricing, costs, customer, vendor and supplier lists and identification, channels of distribution, and terms of identification of proposed or actual contracts and (2) all confidential technology of the Company. In furtherance of the foregoing, the Agent agrees that it shall not transfer, transmit, distribute, download or communicate, in any electronic, digitized or other form or media, any of the confidential technology of the Company. The foregoing is not intended to preclude the Agent from utilizing, subject to the terms and conditions of this Agreement, and/or other documents prepared or approved by the Company for use in the Offering.

All communications regarding any possible transactions, requests for due diligence or other information, requests for facility tours, product demonstrations or management meetings, will be submitted or directed to the Company, and the Agent shall not contact any employees, customers, suppliers or contractors of the Company or its affiliates without express permission. Nothing in this Agreement shall constitute a grant of authority to the Agent or any representatives thereof to remove, examine or copy any particular document or types of information regarding the Company, and the Company shall retain control over the particular documents or items to be provided, examined or copied. If the Offering is not consummated, or if at any time the Company so requests, the Agent and its representatives will return to the Company all copies of information regarding the Company in their possession.

The provisions of this Section shall survive any termination of this Agreement.

16.   **Press Releases and Announcements.** The Company shall control all press releases or announcements to the public, the media or the industry regarding any offering,



12

placement, transaction or business relationship involving the Company or its affiliates. Except for communication to Offerees in furtherance of this Agreement, the Agent will not disclose the fact that discussions or negotiations are taking place concerning a possible transaction involving the Company, or the status or terms and conditions thereof.

17. **Assignment Prohibited.** No assignment of this Agreement shall be made without the prior written consent of the other party.

18. **Amendments.** Neither party may amend this Agreement or rescind any of its existing provisions without the prior written consent of the other party.

19. **Governing Law.** This Agreement has been made in the State of Washington and shall be construed, and the rights and liabilities determined, in accordance with the law of the State of Washington, without regard to the conflicts of laws rules of such jurisdiction.

20. **Waiver.** Neither Agent's nor the Company's failure to insist at any time upon strict compliance with this Agreement or any of its terms nor any continued course of such conduct on their party shall constitute or be considered a waiver by Agent or the Company of any of their respective rights or privileges under this Agreement.

21. **Severability.** If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or regulatory body having jurisdiction over the subject matter of this Agreement, such provision shall be deemed to be rescinded or modified in accordance with such law, rule or regulation. In all other respects, this Agreement shall continue to remain in full force and effect.

22. **Counterparts.** This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and will become effective and binding upon the parties at such time as all of the signatories hereto have signed a counterpart of this Agreement. All counterparts so executed shall constitute one Agreement binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the same counterpart. Each of the parties hereto shall sign a sufficient number of counterparts so that each party will receive a fully executed original of this Agreement.

23. **Entire Agreement.** This Agreement and all other agreements and documents referred herein constitutes the entire agreement between the Company and the Agent. No other agreements, covenants, representations or warranties, express or implied, oral or written, have been made by any party hereto to any other party concerning the subject matter hereof. All prior and contemporaneous conversations, negotiations, possible and alleged agreements, representations, covenants and warranties concerning the subject matter hereof are merged herein.

24. **Arbitration.** The parties agree that this Agreement and all controversies that may arise between the Agent and the Company, whether occurring prior, on or subsequent to the date of this Agreement, will be determined by arbitration in accordance with the rules and procedures of the NASD. The parties understand that:

13

(a)   Arbitration is final and binding on the parties.

(b)   The parties are waiving their right to seek remedies in court, including the right to a jury trial.

(c)   Pre-arbitration discovery is generally more limited than and different from court proceedings.

(d)   The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification or rulings by the arbitrators is strictly limited.

(e)   The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

The parties agree that any arbitration under this Agreement will be held at the facilities of and before an Arbitration Panel appointed by the NASD. The award of the arbitrators, will be final, and judgments upon the award may be entered in any court, state or federal, having jurisdiction. The parties hereby submit themselves to the jurisdiction of any state or federal court for the purpose of entering such judgment.

Any forbearance to enforce an agreement to arbitrate will not constitute a waiver of any rights under this Agreement except to the extent stated herein.

THIS AGREEMENT IS GOVERNED BY AN ARBITRATION CLAUSE CONTAINED IN SECTION 24 OF THIS AGREEMENT.

****

STRATA PARTNERS, LLC



By: _____

Rhett A. Gustafson

Its: President

LITTLE SQUAW GOLD MINING COMPANY

By: _____

Richard R. Walters

Its: President

14

Exhibit A

MEMORANDUM OF TERMS FOR THE PRIVATE PLACEMENT
OF
UP TO 10,000,000 UNITS OF
Little Squaw Gold Mining Company

This Term Sheet ("**Term Sheet**") summarizes certain terms and provisions of the proposed Common Stock financing (the "**Financing**") of Little Squaw Gold Mining Company, an Alaska corporation (the "**Company**"), by and through Strata Partners LLC ("**AGENT**") and/or its affiliates. The transactions contemplated by this Term Sheet are subject to the satisfactory completion of due diligence by **AGENT** and each Investor. This Term Sheet is not a complete description of the Financing and does not constitute either an offer to sell or an offer to purchase securities. All amounts are in US$.

Amount to be Raised: $ 10,000,000 maximum
$ 3,000,000 minimum
$ 100,000 minimum investment order

Securities: Units of the Company. Each Unit consists of one share of Common Stock and one half Common Stock Purchase Warrant (the "The Class C Warrant" or "Warrants").

half-share Common Stock
Two purchase Warrants can purchase one additional share of Common Stock over a twenty four month period from date of issue. The Warrants exercise price is $1.50 per share. Company has the option to force conversion at $2.00. This Financing shall be made in reliance upon the registration exemption under Section 4(2) of the Securities Act of 1933, as amended (the "**Securities Act**"), and the provisions of Rule 506 of Regulation D or Regulation S promulgated under the Securities Act, as applicable.

Purchase Price: $1.00 per Unit



15

Closing Date:	The closing of the sale of the Units (the "**Closing**") will be on or before December 20, 2006 subject to the completion of a satisfactory due diligence review of the Company and the responsibilities for the unfortunate events that beset the program negotiation of satisfactory legal agreements incorporating the terms hereof.
Post-Financing Capitalization* ***Based on Maximum Offering:***	__(SEE EXHIBIT B)__
Conditions to Closing:	The Closing is conditional upon satisfaction of the terms and conditions outlined herein, and:

1. negotiation of all necessary definitive legal documents
2. completion of legal and financial due diligence by the investor(s)
3. satisfactory completion of Transaction Documents

Rights, Preferences, Privileges and Restrictions of the Units:	
Voting Rights	Each share of Common Stock shall be entitled to one vote in all matters submitted to the holders of the Company's Common Stock.
Registration Rights	Standard Investor Rights Agreement to contain

16

registration provisions providing for, among others, the following terms:

Demand Rights: The Company will use its best efforts to file a resale registration on Form SB-2 (or such other available form) no later than 60 days after the Closing Date and cause such registration to be declared effective no later than 120 days of the Closing Date. The registration statement shall register for resale the shares of common stock and any shares of common stock acquirable upon exercise of the Warrants.. Expenses to be paid by the Company.

Representations: The Company will make representations and warranties customary in transactions of this type.

Agreements and Documents:

This Term Sheet does not create any legally binding obligations on the parties, and no such obligations will be created unless and until a stock purchase agreement is executed and delivered by the parties.

17

EXHIBIT B

POST-FINANCING CAPITAL STRUCTURE
OF LITTLE SQUAW GOLD MINING COMPANY

As of September 20, 2006

Authorized Shares

Common @ par value $0.10 per share	200,000,000
Preferred @ par value as may be determined (None Issued)	10,000,000

Issued & Outstanding Common Shares — 26,831,706

Common Stock Equivalents (Convertible Debenture) — 5,000,000

Warrants

Exercisable @ $0.30, $0.35 & $0.40 before Oct. 17, 2008	900,000
Exercisable @ $0.30 before Nov. 20, 2008	3,000,000
Exercisable @ $0.35, $0.50 & $0.65 before Jan. 31, 2009	2,337,000
Exercisable @ $0.35, $0.50 & $0.65 before Feb. 21, 2009	3,360,000

Options

Exercisable at avg. $0.23 before Dec. 31, 2014	215,000
Exercisable at avg. $0.55 before Mar. 6, 2016	200,000

Diluted Basis — 41,843,706

Proposed Offering

@1.50 ℛℒ

Common Shares	10,000,000
Warrants Exercisable @ $1.70 before Dec 31, 2008	5,000,000

This Offering — 15,000,000

Post-Financing Diluted Basis — 56,843,700

R.R.W.

18

Exhibit 10.21

LITTLE SQUAW GOLD MINING COMPANY

(an Alaska corporation)

3412 S. Lincoln Dr.
Spokane, WA 99203-1650

SUBSCRIPTION AGREEMENT

<u>Instructions</u>

PLEASE COMPLETE AND SIGN <u>TWO</u> COPIES OF THE SUBSCRIPTION AGREEMENT

November 2006

Little Squaw Gold Mining Company

SUBSCRIPTION AGREEMENT FOR UNITS

The undersigned (the "**Subscriber**") hereby irrevocably subscribes for and agrees to purchase from Little Squaw Gold Mining Company (the "**Corporation**") that number of Units (the "**Units**") set out below at a price of US$1.00 per Unit. Each Unit consists of one Common Share (as hereinafter defined) and one half of one Class C Warrant (as hereinafter defined). The Subscriber agrees to be bound by the terms and conditions set forth in the attached "Terms and Conditions of Subscription for Units" including without limitation the representations, warranties and covenants set forth in the applicable schedules attached thereto. The Subscriber further agrees, without limitation, that the Corporation may rely upon the Subscriber's representations, warranties and covenants contained in such documents.

If you are a "U.S. Purchaser", complete and sign the **U.S. Accredited Investor Certificate – <u>Exhibit A</u>**. A "U.S. Purchaser" is (a) any "U.S. person" as defined in Regulation S under United States federal securities laws, (b) any person purchasing securities on behalf of any "U.S. Person" or any person in the United States, (c) any person that receives or received an offer of the securities while in the United States, or (d) any person that is in the United States at the time the purchaser's buy order was made or this subscription agreement was executed or delivered.

SUBSCRIPTION AND SUBSCRIBER INFORMATION

Please print all information (other than signatures), as applicable, in the space provided below

---

(Name of Subscriber)

Account Reference (if applicable): _____

By: _____
    Authorized Signature

(Official Capacity or Title – if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the subscriber printed above.)

(Subscriber's Address, including Municipality and Province)

S.I.N. or Taxation Account of Subscriber

(Telephone Number)   (Email Address)

Number of Units: _____ **x US$1.00**

=

Aggregate Subscription Price: _____
    (the "**Subscription Price**")

If the Subscriber is signing as agent for a principal (beneficial purchaser) and is not purchasing as trustee or agent for accounts fully managed by it, complete the following:

(Name of Principal)

(Principal's Address)

Account Registration Information:	**Delivery Instructions as set forth below:**
_____ (Name)	_____ (Name)
_____ (Account Reference, if applicable)	_____ (Account Reference, if applicable)
_____ (Address, including Postal Code)	_____ (Address)
	_____ (Contact Name) (Telephone Number)

SUBSCRIPTION AGREEMENT

FOR UNITS OF

LITTLE SQUAW GOLD MINING COMPANY
(an Alaska corporation)

1.   **Unit Subscription:** The undersigned ("*Subscriber"*) irrevocably subscribes for and agrees to purchase from Little Squaw Gold Mining Company, an Alaska corporation ("*Little Squaw*" or the "*Company*") that number of Units of Little Squaw (the "**Units**") set out in the "SUBSCRIPTION AND SUBSCRIBER INFORMATION" at a price of US$1.00 per Unit (the "*Purchase Price*"). Each Unit consists of one share of Common Stock, $0.10 par value (a "*Common Share*"), and one half of one (1/2) Class C Warrant (a "*Warrant*"); each whole warrant is exercisable to acquire one Common Share (a "*Warrant Share*") at an exercise price of US$1.50 per share during the two-year period commencing on the Closing Date (collectively the Common Shares, the Warrants and the Warrant Shares are referred to herein as the "*Securities"*). The warrant certificates will be in substantially the form attached hereto as **Exhibit B**. All figures are in United States Dollars unless otherwise specified. Such Subscription is subject to the following terms and conditions:

>   a.   **Tender of Purchase Price**: Subscriber tenders to Little Squaw the Purchase Price either by a check payable to the order of "Little Squaw Gold Mining Company" or a wire transfer to Little Squaw, pursuant to the instructions set forth on **Schedule I**.

>   b.   **Closing:** Upon receipt by Little Squaw of the Purchase Price, the closing (the *"Closing")* shall occur prior to 12:00 p.m. on **December 20, 2006,** at the offices of **Dorsey & Whitney LLP, Republic Plaza Building, Suite 4700, 370 Seventeenth Street, Denver, CO 80202-5647** or at such other time or place as may be agreed to by Little Squaw and the Subscriber (the "*Closing Date*"). All funds will be delivered to Little Squaw. The Securities subscribed for herein will not be deemed issued to, or owned by, the Subscriber until the Subscription Agreement has been executed by the Subscriber and countersigned by Little Squaw, and all payments required to be made herein have been made. The Closing is subject to the fulfillment of the following conditions (the "*Conditions*") which Conditions Little Squaw and the Subscriber covenant to exercise their reasonable best efforts to have fulfilled on or prior to the Closing Date:

>   (i)   the Subscriber shall have tendered the Purchase Price to Little Squaw;

>   (ii)   all relevant documentation and approvals as may be required by applicable securities statutes, regulations, policy statements and interpretation notes, by applicable securities regulatory authorities and by applicable rules shall have been obtained and, where applicable, executed by or on behalf of the Subscriber;

>   (iii)   Little Squaw shall have authorized and approved the execution and delivery of this Subscription Agreement ("Agreement') and the issuance, allotment and delivery of the Securities;

>   (iv)   Little Squaw and the Subscriber shall have complied with its covenants contained in this Agreement to be complied with prior to Closing, and Little Squaw for the

benefit of the Subscriber shall have delivered a Certificate of a senior officer of the Company (acting without personal liability) to that effect to the Subscriber; and

(v)   the representations and warranties of Little Squaw and the Subscriber set forth in this Agreement shall be true and correct as of the Closing Date.

c.   **Issuance of Securities**: Within five (5) days after the Closing Date, Little Squaw will deliver the certificates representing the Common Shares and the Warrants subscribed for to the Subscriber at the address set forth in the registration instructions set forth on the signature page (unless Subscriber otherwise instructs Little Squaw in writing). None of the Units, the Common Shares, the Warrants or the Common Shares issuable upon exercise of the Warrants have been registered under the Securities Act of 1933, as amended ("*U.S. Securities Act*"), or the securities laws of any state in the United States.

2.   **Representations and Warranties:** Subscriber hereby represents and warrants to Little Squaw:

a.   SUBSCRIBER UNDERSTANDS THAT THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AGENCY.

b.   Subscriber is not an underwriter and Subscriber acquired the Securities solely for investment for its own account and not with a view to, or for, resale in connection with any distribution of securities within the meaning of the U.S. Securities Act; and the Securities are not being purchased with a view to or for the resale, distribution, subdivision or fractionalization thereof; and the undersigned has no contract, undertaking, understanding, agreement, or arrangement, formal or informal, with any person to sell, transfer, or pledge to any person the securities for which it hereby subscribes, or any part thereof; and it understands that the legal consequences of the foregoing representations and warranties to mean that it must bear the economic risk of the investment for an indefinite period of time because the Securities have not been registered under the U.S. Securities Act, and, therefore, may be resold only if registered under the U.S. Securities Act or if an exemption from such registration is available.

c.   Subscriber understands the speculative nature and risks of investments associated with Little Squaw, and confirms that the Securities would be suitable and consistent with its investment program and that its financial position enables Subscriber to bear the risks of this investment, and that there may not be any public market for the Securities.

d.   The Securities subscribed for herein may not be transferred, encumbered, sold, hypothecated, or otherwise disposed of to any person, except in compliance with the U.S. Securities Act and applicable state securities or "blue sky" laws. The Subscriber acknowledges that the Securities are "restricted securities," as such term is defined under Rule 144 of the U.S. Securities Act, and may not be offered, sold, transferred, pledged, or hypothecated to any person in the absence of registration under the U.S. Securities Act or an opinion of counsel satisfactory to the Company that registration is not required. Without limiting the generality or application of any other covenants, representations, warranties or acknowledgements of the Subscriber respecting resale of the Securities, if the Subscriber decides to offer, sell or otherwise transfer any of the Securities, it will not offer, sell or otherwise transfer any of such Securities directly or indirectly, unless:

o   the sale is to the Company;

        o   the sale is made outside the United States in a transaction satisfying the requirements of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

        o   the sale is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder and in accordance with any applicable state securities or "blue sky" laws;

        o   the Securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of Securities, and it has prior to such sale furnished to the Company an opinion of counsel to that effect, which opinion and counsel shall be reasonably satisfactory to the Company; or

        o   the Securities are registered under the U.S. Securities Act and any applicable state laws and regulations governing the offer and sale of such Securities, and the Subscriber understands that the Company may instruct its registrar and transfer agent not to record any transfer of the Securities without first being notified by the Company that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws.

e.   Subscriber understands that Little Squaw is under no obligation, except as stated in Section 4 below, to register the Securities or seek an exemption under the U.S. Securities Act or any applicable state laws for the Securities, or to cause or permit the Securities to be transferred in the absence of any such registration or exemption, and understands that Subscriber must hold the Securities indefinitely unless the Securities are subsequently registered under U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

f.   At the time of subscription, Subscriber reviewed the economic consequences of the purchase of the Securities with its attorney and/or other financial advisor, was afforded access to the books and records of the Company, conducted an independent investigation of the business of the Company, and was fully familiar with the financial affairs of the Company. Subscriber consulted with its counsel with respect to the U.S. Securities Act and applicable federal and state securities laws. The Company has not provided the Subscriber with any representations, statements, or warranties as to the Securities. Subscriber has received copies of, or has access to, the Company's Form 10-KSB/A for the year ended December 31, 2005, the Company's Form 10-QSB/A for the quarter ended March 31, 2006 and the Company's Form 10-QSBs for the quarters ended June 30, 2006 and September 30, 2006, and the Company's current reports on Form 8-K filed since January 1, 2006, all of which are filed electronically on EDGAR.

g.   Subscriber had the opportunity to ask questions of the Company and receive additional information from the Company to the extent that the Company possessed such information, or could acquire it without unreasonable effort or expense, necessary to evaluate the merits and risks of an investment in Little Squaw.

h.   Subscriber confirms that (i) it is able to bear the economic risk of the investment, (ii) it is able to hold the Securities for an indefinite period of time, (iii) it is able to afford a complete loss of its investment and that it has adequate means of providing for its current needs and possible personal contingencies, and that it has no need for liquidity in this investment, (iv) this investment is suitable for Subscriber based upon his investment holdings and financial situation and needs, and this investment does not exceed ten percent of Subscriber's net worth, and (v) Subscriber by reason of its business or financial experience could be reasonably assumed to have the capacity to protect its own interests in connection with this investment.

i.   The Subscriber has not purchased the Securities as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

j.   Subscriber confirms that this transaction is intended to be exempt from registration under the U.S. Securities Act by virtue of section 4(2) of the U.S. Securities Act, the provisions of Rule 506 of Regulation D promulgated thereunder, or the exception from the registration requirements available under Regulations S of the U.S. Securities Act and confirms that it is an "accredited investor" (as that term is defined under Rule 501(a) as promulgated under Regulation D of the U.S. Securities Act).

k.   Unless the Subscriber has completed and delivered a **U.S. Accredited Investor Certificate (Exhibit A)**, the Subscriber represents and acknowledges that:

(i)   it is not a "U.S. person", as defined in Regulation S under the U.S. Securities Act (which definition includes but is not limited to (A) any individual resident in the United States, (B) any partnership or corporation organized or incorporated under the laws of the United States, (C) any partnership or corporation formed by a U.S. person under the laws of any foreign jurisdiction principally for the purpose of investing in securities not registered under the U.S. Securities Act, or (D) any estate or trust of which any executor, administrator or trustee is a U.S. person), and is not purchasing the Securities for the account or benefit of a "U.S. person";

(ii)   it was not offered any of the Securities in the United States, did not receive any materials relating to the offer of the Securities in the United States, and did not execute this Agreement or any other materials relating to the purchase of the Securities in the United States; and

l.   the Certificates representing the Securities delivered pursuant to this Subscription shall bear a legend in the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) IF THE SECURITIES HAVE BEEN REGISTERED IN COMPLIANCE WITH THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT IN ACCORDANCE WITH RULE 144 THEREUNDER, IF APPLICABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE COMPANY. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH U.S. SECURITIES LAWS."

Notwithstanding the foregoing, Little Squaw or its transfer agent shall issue certificates representing common shares issuable upon conversion of the warrants without a restrictive legend if there is an effective registration statement (as defined by Section 4(a)) and the holder certifies that the exercise is in connection with a sale and the holder has complied with the applicable prospectus delivery requirements and applicable securities laws.

If the Certificates representing the Securities have been held for a period of at least one (1) year and if Rule 144 under the U.S. Securities Act is applicable (there being no representations by Little Squaw that Rule 144 is applicable), then the undersigned may make sales of the Securities only under the terms and conditions prescribed by Rule 144 of the U.S. Securities Act or exemptions therefrom. Little Squaw shall use commercially reasonable efforts to cause its legal counsel to deliver an opinion or such other documentation as may reasonably be required to effect sales of the Securities under Rule 144.

All information which the Subscriber has provided concerning the Subscriber is correct and complete as of the date set forth below, and if there should be any change in such information prior to the acceptance of this Agreement by the Company, the Subscriber will immediately provide such information to the Company.

3.   **Company Representations, Warranties and Covenants.** Little Squaw represents, warrants and covenants (and acknowledges that the Subscriber is relying on such representations, warranties and covenants) that, at the Closing Date:

a. each of Little Squaw and each of its subsidiaries is a valid and subsisting corporation duly incorporated and in good standing under the laws of its jurisdiction of incorporation, and Little Squaw has no subsidiaries other than as set forth in the Company's annual report on Form 10-KSB/A for the year ended December 31, 2005;

b. each of Little Squaw and each of its subsidiaries is duly registered and licensed to carry on business in the jurisdictions in which it carries on business or owns property where so required by the laws of that jurisdiction;

c. Little Squaw will reserve or set aside sufficient shares of common stock in its treasury to issue the Common Shares issuable upon exercise of the Warrants, and all such Securities will upon payment of the recited consideration and issuance be duly and validly issued as fully paid and non-assessable;

d. the issue and sale of the Securities by Little Squaw does not and will not conflict with, and does not and will not result in a breach of, any of the terms of its incorporating documents or any agreement or instrument to which Little Squaw is a party;

e. Little Squaw has complied and will comply fully with the requirements of all applicable corporate and securities laws in all matters relating to the offering of the Units;

f. there are no legal or governmental actions, suits, proceedings or investigations pending or, to Little Squaw's knowledge, threatened, to which Little Squaw or any of its subsidiaries is or may be a party or of which property owned or leased by Little Squaw or any of its subsidiaries is or may be the subject, or related to environmental, title, discrimination or other matters, which actions, suits, proceedings or investigations, individually or in the aggregate, could have a material adverse effect on Little Squaw;

g. there are no judgments against Little Squaw or any of its subsidiaries, if any, which are unsatisfied, nor is Little Squaw or any of its subsidiaries, if any, subject to any injunction, judgment, decree or order of any court, regulatory body, administrative agency or other governmental body;

h. this Agreement has been or will be by the Closing Date, duly authorized by all necessary corporate action on the part of Little Squaw, and Little Squaw has full corporate power and authority to undertake this offering;

i. this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Company enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

j. subject to the accuracy of the representations and warranties of the Subscriber contained in this Agreement, the offer, sale and issuance of the Securities as contemplated by this Agreement are exempt from the registration requirements of the U.S. Securities Act, from the

registration or qualifications requirements of the state securities or "blue sky" laws and regulations of any applicable state or other applicable jurisdiction;

k. Little Squaw's shares of common stock are quoted for trading on the National Association of Securities Dealers over-the-counter electronic bulletin board (the "**OTCBB**"),

l. no order ceasing, halting or suspending trading in securities of Little Squaw nor prohibiting the sale of such securities has been issued to and is outstanding against Little Squaw or its directors, officers or promoters, and, to the best of Little Squaw's knowledge, no investigations or proceedings for such purposes are pending or threatened;

m. except for (i) a cash commission in the amount of 6% payable to Strata Partners and certain selling agents and (ii) agent's option, equal in number to 5% of the number of Units subscribed for hereby, to be issued to Strata Partners and certain selling agents, no person, firm or corporation acting or purporting to act at the request of Little Squaw is entitled to any brokerage, agency or finder's fee in connection with the purchase and sale of the Securities described herein;

n. Little Squaw is a "reporting issuer" under section 12 of the Securities Exchange Act of 1934, as amended (the "**1934 Act**") and is not in default of any of the requirements of the 1934 Act;

o. as of their respective filing dates, each report, schedule, registration statement and proxy filed by Little Squaw with the United States Securities and Exchange Commission ("**SEC**") (each, an "**SEC Report**" and collectively, the "**SEC Reports**") (and if any SEC Report filed prior to the date of this Agreement was amended or superseded by a filing prior to the date of this Agreement, then also on the date of filing of such amendment or superseding filing), where required, were prepared in all material respects in accordance with the requirements of the U.S. Securities Act, or the 1934 Act, as the case may be, and the rules and regulations promulgated under such Acts applicable to such SEC Reports;

p. Little Squaw has established on its books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of Little Squaw or its subsidiaries, if any, except for taxes not yet due, and there are no audits of any of the tax returns of Little Squaw which are known by Little Squaw's management to be pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of Little Squaw;

q. Little Squaw is not an "investment company" within the meaning of the Investment Company Act of 1940;

r. neither Little Squaw nor any of its affiliates, nor any person acting on its or their behalf (i) has made or will make any "directed selling efforts" (as such term is defined in Regulation S of the U.S. Securities Act) in the United States, or (ii) has engaged in or will engage in any form of "general solicitation" or "general advertising" (as such terms are defined in Rule 502 (c) under Regulation D of the U.S. Securities Act) in the United States with respect to offers or sales of the Securities;

s.   Little Squaw has not, for a period of six months prior to the date hereof, sold, offered for sale or solicited, and will not for a period of six months after the Closing Date, offer, sell or solicit, any offer to buy any of its securities in a manner that would be integrated with the offer and sale of the Securities and would cause the exemption from registration set forth in Rule 506 of Regulation D or Rule 903 of Regulation S of the U.S. Securities Act to become unavailable with respect to the offer and sale of the Securities; and

t.   the warranties and representations in this section are true and correct and will remain so as of the Closing Date.

4.   **Registration Rights**

a.   Little Squaw shall use reasonable commercial efforts to (i) prepare and file with the SEC within **sixty** (**60**) calendar days after the Closing Date a registration statement (on Form S-3, SB-1, SB-2, S-1, or other appropriate registration statement form reasonably acceptable to the Subscriber) under the U.S. Securities Act (the "*Registration Statement*"), at the sole expense of Little Squaw (except as specifically provided in Section c hereof), in respect of the Subscriber, so as to permit a public offering and resale of the Common Shares and Warrant Shares (collectively, the "*Registrable Securities*") in the United States under the U.S. Securities Act by the Subscriber as selling stockholder and not as underwriter; and (ii) use commercially reasonable efforts to cause a Registration Statement to be declared effective by the SEC as soon as possible, but in any event not later than the earlier of (a) **one hundred twenty** (**120**) days following the Closing Date (or **one hundred fifty** (**150**) days in the event of an SEC review of the Registration Statement), and (b) the fifth trading day following the date on which Little Squaw is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments. Little Squaw will notify the Subscriber of the effectiveness of the Registration Statement (the "*Effective Date*") within three (3) Trading Days (days in which the OTCBB is open for quotation) (each, a "*Trading Day*").

b.   Little Squaw will use reasonable commercial efforts to maintain the Registration Statement or post-effective amendment filed under this Section 4 effective under the U.S. Securities Act until the earlier of the date (i) all of the Registrable Securities have been sold pursuant to such Registration Statement, (ii) the Subscriber receives an opinion of counsel to Little Squaw, which opinion and counsel shall be reasonably acceptable to the Subscriber, that the Registrable Securities may be sold under the provisions of Rule 144 without limitation as to volume, (iii) all Registrable Securities, (or all Common Stock and Warrants, in the case of Warrants not then exercised) have been otherwise transferred to persons who may trade the Registrable Securities without restriction under the U.S. Securities Act, and Little Squaw has delivered a new certificate or other evidence of ownership for such Registrable Securities not bearing a restrictive legend, (iv) all Registrable Securities may be sold without any time, volume or manner limitations pursuant to Rule 144(k) or any similar provision then in effect under the U.S. Securities Act in the opinion of counsel to Little Squaw, which counsel shall be reasonably acceptable to the Subscriber, (v) Little Squaw obtains the written consent of the Subscriber, or (vi) three (3) years from the Effective Date (the "*Effectiveness Period*").

c.   All fees, disbursements and out-of-pocket expenses and costs incurred by Little Squaw in connection with the preparation and filing of the Registration Statement and in complying

with applicable securities and "blue sky" laws (including, without limitation, all attorneys' fees of Little Squaw, registration, qualification, notification and filing fees, printing expenses, escrow fees, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration) shall be borne by Little Squaw. The Subscriber shall bear the cost of underwriting and/or brokerage discounts, fees and commissions, if any, applicable to the Registrable Securities being registered and the fees and expenses of its counsel. The Subscriber and its counsel shall have a reasonable period, not to exceed five (5) Trading Days, to review the proposed Registration Statement or any amendment thereto, prior to filing with the SEC. Little Squaw shall qualify any of the Registrable Securities for sale in such states as the Subscriber reasonably designates. However, Little Squaw shall not be required to qualify in any state which will require an escrow or other restriction relating to Little Squaw and/or the sellers, or which will require Little Squaw to qualify to do business in such state or require Little Squaw to file therein any general consent to service of process. Little Squaw at its expense will supply the Subscriber with copies of the applicable Registration Statement and the prospectus included therein and other related documents in such quantities as may be reasonably requested by the Subscriber.

d.   Prior to the effectiveness of the Registration Statement filed pursuant to Section 4(a), the rights to cause Little Squaw to register Registrable Securities granted to the Subscriber by Little Squaw under this Section 4 may be assigned in full by a Subscriber in connection with a transfer by such Subscriber of not less than 1,000,000 Common Shares or not less than 500,000 Warrants, in either case in a single transaction to a single transferee purchasing as principal, provided, however, that (i) such transfer is otherwise effected in accordance with applicable securities laws; (ii) such Subscriber gives prior written notice to Little Squaw; and (iii) such transferee agrees to comply with the terms and provisions of this Agreement, and such transfer is otherwise in compliance with this Agreement.

e.   If at any time or from time to time after the Effective Date, Little Squaw notifies the Subscriber in writing of the existence of a Potential Material Event (as defined in Section (f) below), the Subscriber shall not offer or sell any Registrable Securities or engage in any other transaction involving or relating to Registrable Securities, from the time of the giving of notice with respect to a Potential Material Event until the Subscriber receives written notice from Little Squaw that such Potential Material Event either has been disclosed to the public or no longer constitutes a Potential Material Event. If a Potential Material Event shall occur prior to the date a Registration Statement is required to be filed, then Little Squaw's obligation to file such Registration Statement shall be delayed without penalty for not more than thirty (30) calendar days. Little Squaw must, if lawful, give the Subscriber notice in writing at least two (2) Trading Days prior to the first day of the blackout period.

f.   "*Potential Material Event*" means any of the following: (i) the possession by Little Squaw of material information not ripe for disclosure in a registration statement, as determined in good faith by the Chief Executive Officer, President or the Board of Directors of Little Squaw that disclosure of such information in a Registration Statement would be detrimental to the business and affairs of Little Squaw; or (ii) any material engagement or activity by Little Squaw which would, in the good faith determination of the Chief Executive Officer, President or the Board of Directors of Little Squaw, be adversely affected by disclosure in a registration statement at such time, which determination shall be accompanied by a good faith determination by the Chief Executive Officer, President or the Board of Directors of

Little Squaw that the applicable Registration Statement would be materially misleading absent the inclusion of such information; provided that, (i) Little Squaw shall not use such right with respect to the Registration Statement for more than an aggregate of 90 days in any 12-month period; and (ii) the number of days Little Squaw is required to keep the Registration Statement effective shall be extended by the number of days for which the Company shall have used such right.

g.   The Subscriber will cooperate with Little Squaw in all respects in connection with this Agreement, including timely supplying all information reasonably requested by Little Squaw (which shall include all information regarding the Subscriber and proposed manner of sale of the Registrable Securities required to be disclosed in any Registration Statement) and executing and returning all documents reasonably requested in connection with the registration and sale of the Registrable Securities and entering into and performing its obligations under any underwriting agreement, if the offering is an underwritten offering, in usual and customary form, with the managing underwriter or underwriters of such underwritten offering. Any delay or delays caused by the Subscriber, or by any other purchaser of securities of Little Squaw having registration rights similar to those contained herein, by failure to cooperate as required hereunder shall not constitute a breach or default of Little Squaw under this Agreement.

h.   Whenever Little Squaw is required by any of the provisions of this Agreement to effect the registration of any of the Registrable Securities under the U.S. Securities Act, Little Squaw shall (except as otherwise provided in this Agreement), as expeditiously as possible, subject to the assistance and cooperation as reasonably required of the Subscriber with respect to each Registration Statement:

(i)   furnish to the Subscriber such numbers of copies of a prospectus including a preliminary prospectus or any amendment or supplement to any prospectus, as applicable, in conformity with the requirements of the U.S. Securities Act, and such other documents as the Subscriber may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by the Subscriber;

(ii)   register and qualify the Registrable Securities covered by the Registration Statement under such other securities or blue sky laws of such jurisdictions as the Subscriber shall reasonably request (subject to the limitations set forth in Section (b) above), and do any and all other acts and things which may be necessary or advisable to enable the Subscriber to consummate the public sale or other disposition in such jurisdiction of the securities owned by the Subscriber;

(iii)   cause the Registrable Securities to be quoted or listed on each service on which the Common Stock of Little Squaw is then quoted or listed;

(iv)   notify the Subscriber, at any time when a prospectus relating thereto covered by the Registration Statement is required to be delivered under the U.S. Securities Act, of the happening of any event of which it has knowledge as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be

stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and Little Squaw shall prepare and file a curative amendment as promptly as commercially reasonable;

(v) as promptly as practicable after becoming aware of such event, notify the Subscriber, (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the SEC of any stop order or other suspension of the effectiveness of the Registration Statement at the earliest possible time and take all lawful action to effect the withdrawal, rescission or removal of such stop order or other suspension; and

(vi) provide a transfer agent and registrar for all securities registered pursuant to the Registration Statement and a CUSIP number for all such securities.

i. With respect to any sale of Registrable Securities pursuant to a Registration Statement filed pursuant to this Section 4, the Subscriber hereby covenants with Little Squaw (i) not to make any sale of the Registrable Securities without effectively causing the prospectus delivery requirements under the Securities Act to be satisfied and (ii) to notify Little Squaw promptly upon disposition of all of the Registrable Securities.

j. In addition to the registration rights set forth in Section 4(a), if the Registration Statement filed pursuant to Section 4(a) is not filed within 120 calendar days from the Closing Date, or otherwise declared effective by the SEC, then the Subscriber shall also have certain "piggy-back" registration rights as follows:

(i) If at any time after the issuance of the Registrable Securities, Little Squaw shall file with the SEC a registration statement under the U.S. Securities Act registering any shares of equity securities, Little Squaw shall give written notice to the Subscriber prior to such filing.

(ii) Within twenty (20) calendar days after such notice from Little Squaw, the Subscriber shall give written notice to Little Squaw whether or not such Subscriber desires to have all of such Subscriber's Registrable Securities included in the registration statement. If any Subscriber fails to give such notice within such period, such Subscriber shall not have the right to have Subscriber's Registrable Securities registered pursuant to such registration statement. If the Subscriber gives such notice, then Little Squaw shall include such Subscriber's Registrable Securities in the registration statement, at Company's sole cost and expense, subject to the remaining terms of this Section 4(j).

(iii) If the registration statement relates to an underwritten offering, and the underwriter shall determine in writing that the total number of shares of equity securities to be included in the offering, including the Registrable Securities, shall exceed the amount which the underwriter deems to be appropriate for the offering, the number of shares of the Registrable Securities shall be reduced in the same proportion as the remainder of the shares in the offering and such participating Subscriber's Registrable Securities included in such registration statement will be reduced proportionately. For this purpose, if other securities in the registration statement are

derivative securities, their underlying shares shall be included in the computation. Each participating Subscriber shall enter into such agreements as may be reasonably required by the underwriters and each Subscriber shall pay the underwriters commissions relating to the sale of their respective Registrable Securities.

(iv)   The Subscriber shall have an unlimited number of opportunities to have the Registrable Securities registered under this Section 4(j) provided that Little Squaw shall not be required to register any Registrable Security or keep any Registration Statement effective beyond such period required under Section 4(b) of this Agreement.

(v)   The Subscriber shall furnish in writing to Little Squaw such information as Little Squaw shall reasonably require in connection with a registration statement.

5.   **Indemnity and Contribution**

a.   Little Squaw agrees to indemnify and hold harmless each Subscriber, their respective officers, directors, employees, partners, legal counsel and accountants, and each person controlling such Subscriber within the meaning of Section 15 of the U.S. Securities Act, and each person who controls any underwriter within the meaning of Section 15 of the U.S. Securities Act, from and against any losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) to which such Subscriber or such other indemnified person may become subject (including in settlement of litigation, whether commenced or threatened) insofar as such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact in the Registration Statement, including all documents filed as a part thereof and information deemed to be a part thereof, on the effective date thereof, or any amendment or supplements thereto, or arise out of any failure by Little Squaw to fulfill any undertaking or covenant included in the Registration Statement or to perform its obligations hereunder or under applicable law and Little Squaw will, as incurred, reimburse such Subscriber, each of its respective officers, directors, employees, partners, legal counsel and accountants, and each person controlling such Subscriber, and each person who controls any such underwriter, for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend, settling, compromising or paying such action, proceeding or claim; provided, however, that Little Squaw shall not be liable in any such case to the extent that such loss, claim, damage, expense or liability (or action or proceeding in respect thereof) arises out of, or is based upon, (i) the failure of any Subscriber, or any of their agents, affiliates or persons acting on their behalf, to comply with the covenants and agreements contained in this Agreement with respect to the sale of Registrable Securities, (ii) an untrue statement or omission in such Registration Statement in reliance upon and in conformity with written information furnished to Little Squaw by an instrument duly executed by or on behalf of the Subscriber, or any of its agents, affiliates or persons acting on its behalf, and stated to be specifically for use in preparation of the Registration Statement and not corrected in a timely manner by the Subscriber in writing or (iii) an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Subscriber prior to the pertinent sale or sales

by such Subscriber and not delivered by the Subscriber to the individual or entity to which it made such sale(s) prior to such sale(s).

b.   The Subscriber agrees to indemnify and hold harmless Little Squaw from and against any losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) to which Little Squaw may become subject (under the U.S. Securities Act or otherwise) insofar as such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (i) the failure of the Subscriber or any of its agents, affiliates or persons acting on its behalf, to comply with the covenants and agreements contained in this Agreement with respect to the sale of Registrable Securities; or (ii) an untrue statement or alleged untrue statement of a material fact or omission to state a material fact in the Registration Statement in reliance upon and in conformity with written information furnished to Little Squaw by an instrument duly executed by or on behalf of such Subscriber and stated to be specifically for use in preparation of the Registration Statement; provided, however, that the Subscriber shall not be liable in any such case for (i) any untrue statement or alleged untrue statement or omission in any prospectus or Registration Statement which statement has been corrected, in writing, by such Subscriber and delivered to Little Squaw before the sale from which such loss occurred; or (ii) an untrue statement or omission in any prospectus that is corrected in any subsequent prospectus, or supplement or amendment thereto, that was delivered to the Subscriber prior to the pertinent sale or sales by the Subscriber and delivered by the Subscriber to the individual or entity to which it made such sale(s) prior to such sale(s), and the Subscriber, severally and not jointly, will, as incurred, reimburse Little Squaw for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim. Notwithstanding the foregoing, the Subscriber shall not be liable or required to indemnify Little Squaw in the aggregate for any amount in excess of the net amount received by the Subscriber from the sale of the Registrable Securities, to which such loss, claim, damage, expense or liability (or action proceeding in respect thereof) relates.

c.   Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 5, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall wish, to assume the defense thereof. After notice from the indemnifying person to such indemnified person of the indemnifying person's election to assume the defense thereof, the indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof; provided, however, that if there exists or shall exist a conflict of interest that would, in the opinion of counsel to the indemnified party, make it inappropriate under applicable laws or codes of professional responsibility for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, further, that the indemnifying person shall not be obligated to assume the expenses of more than one counsel to represent all indemnified persons. In the event of such separate counsel, such counsel shall agree to reasonably cooperate.

d.   If the indemnification provided for in this Section 5 is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of Little Squaw on the one hand and the Subscriber, or its agents, affiliates or persons acting on its behalf, on the other in connection with the statements or omissions which resulted in such losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by Little Squaw on the one hand or the Subscriber, or its agents, affiliates or persons acting on its behalf, on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Little Squaw and the Subscriber agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, expenses or liabilities (or actions or proceedings in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. In any event, the Subscriber shall not be liable or required to contribute to Little Squaw in the aggregate for any amount in excess of the net amount received by the Subscriber from the sale of its Registrable Securities.

6.   **Governing Law:** This Subscription Agreement shall be binding upon the parties hereto, their heirs, executors, successors, and legal representatives. The laws of the State of Washington shall govern the rights of the parties as to this Agreement.

7.   **Indemnification:** Subscriber acknowledges that it understands the meaning and legal consequences of the representations and warranties contained herein, and it hereby agrees to indemnify and hold harmless Little Squaw and any other person or entity relying upon such information thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation, warranty, or acknowledgement of Subscriber contained in this Agreement.

8.   **Nonassignability:** Except as otherwise expressly provided herein, this Agreement may not be assigned by Subscriber.

9.   **Entire Agreement:** This instrument contains the entire agreement among the parties with respect to the acquisition of the shares and the other transactions contemplated hereby, and there are no representations, covenants or other agreements except as stated or referred to herein.

10.   **Amendment:** This Agreement may be amended or modified only by a writing signed by the party or parties to be charged with such amendment or modification.

11.   **Binding On Successors:** All of the terms, provisions and conditions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, and legal representatives.

12.   **Titles:** The titles of the sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

13.   **Counterparts:** This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be deemed an original and all of which taken together shall constitute one and the same document, notwithstanding that all parties are not signatories to the same counterpart.

14.   **Severability:** The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of the balance of this Agreement.

15.   **Disclosure Required Under State Law:** The offering and sale of the Securities is intended to be exempt from registration under the securities laws of certain states. Subscribers who reside or purchase the Securities may be required to make additional disclosures by the securities laws of various states and agrees to provide such additional disclosures as requested by Little Squaw upon written request.

16.   **Notices:** All notes or other communications hereunder (except payment) shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail postage prepaid, or by Express Mail Service or similar courier, addressed as follows:

If to Subscriber:	At the address designated on the signature page of this Agreement.
If to the Company:	Little Squaw Gold Mining Company 3412 S. Lincoln Dr. Spokane, WA 99203-1650 Fax: 509-624-2878 Attn: Ted R. Sharp
With Copy to:	Dorsey & Whitney LLP Republic Plaza Building Suite 4700, 370 Seventeenth Street Denver, CO 80202-5647 Fax: 303-629-3450 Attention: Kenneth G. Sam

17.   **Time of the Essence:** Time shall be of the essence of this Agreement in all respects.

18.   **Facsimile and Counterpart Subscriptions:** Little Squaw shall be entitled to rely on delivery of a facsimile copy of this Agreement executed by the subscriber, and acceptance by Little Squaw of such executed Agreement shall be legally effective to create a valid and binding agreement between the Subscriber and Little Squaw in accordance with the terms hereof. In addition, this Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same document.

19.   **Future Assurances:** Each of the parties hereto will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

SUBSCRIBER HEREBY DECLARES AND AFFIRMS THAT IT HAS READ THE WITHIN AND FOREGOING SUBSCRIPTION AGREEMENT, IS FAMILIAR WITH THE CONTENTS THEREOF AND AGREES TO ABIDE BY THE TERMS AND CONDITIONS THEREIN SET FORTH, AND KNOWS THE STATEMENTS THEREIN TO BE TRUE AND CORRECT.

******

IN WITNESS WHEREOF, Subscriber executed this Agreement this _____ day of _____, 2006.

SUBSCRIBER:

By:* _____

Title: _____

Registration and Delivery Instructions:

_____

_____

(Address)

_____

* By the foregoing signature, I hereby certify to Little Squaw Gold Mining Company that I am duly empowered and authorized to provide the foregoing information.

This Subscription Agreement is hereby accepted by the Company this _____ day of _____, 2006.

Little Squaw Gold Mining Company

By: _____

Title: _____

Exhibit A

U.S. ACCREDITED INVESTOR CERTIFICATE

TO: LITTLE SQUAW GOLD MINING COMPANY

The Subscriber understands and agrees that the Securities have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the **"U.S. Securities Act"**), or applicable state securities laws, and the Securities are being offered and sold to the Subscriber in reliance upon Rule 506 of Regulation D under the U.S. Securities Act.

Capitalized terms used in this Exhibit A and defined in the Agreement to which the Exhibit A is attached have the meaning defined in the Agreement unless otherwise defined herein.

The undersigned (the **"Subscriber"**) represents, warrants and covenants (which representations, warranties and covenants shall survive the Closing) to Little Squaw (and acknowledges that Little Squaw is relying thereon) that:

    (a)   it is purchasing the Securities for its own account or for the account of one or more persons for whom it is exercising sole investment discretion, (a **"Beneficial Purchaser"**), for investment purposes only and not with a view to resale or distribution and, in particular, neither it nor any Beneficial Purchaser for whose account it is purchasing the Securities has any intention to distribute either directly or indirectly any of the Securities in the United States or to U.S. Persons; provided, however, that this paragraph shall not restrict the Subscriber from selling or otherwise disposing of any of the Securities pursuant to registration thereof pursuant to the U.S. Securities Act and any applicable state securities laws or under an exemption from such registration requirements;

    (b)   it, and if applicable, each Beneficial Purchaser for whose account it is purchasing the Securities is a U.S. Accredited Investor that satisfies one or more of the categories of U.S. Accredited Investor indicated below (**the Subscriber must initial "SUB" for the Subscriber, and "BP" for each Beneficial Purchaser, if any, on the appropriate line(s)**):

_____ Category 1.   A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_____ Category 2.   A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_____ Category 3.   A broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934, as amended; or

_____ Category 4.   An insurance company as defined in Section 2(13) of the U.S. Securities Act; or

_____	Category 5.	An investment company registered under the United States *Investment Company Act of 1940*; or
_____	Category 6.	A business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940; or
_____	Category 7.	A small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958; or
_____	Category 8.	A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000; or
_____	Category 9.	An employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors; or
_____	Category 10.	A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940; or
_____	Category 11.	An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of U.S. $5,000,000; or
_____	Category 12.	Any director or executive officer of the Issuer; or
_____	Category 13.	A natural person whose individual net worth, or joint net worth with that person's spouse, at the date hereof exceeds U.S. $1,000,000; or
_____	Category 14.	A natural person who had an individual income in excess of U.S. $200,000 in each of the two most recent years or joint income with that person's spouse in excess of U.S. $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or
_____	Category 15.	A trust, with total assets in excess of U.S. $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or
_____	Category 16.	Any entity in which all of the equity owners meet the requirements of at least one of the above categories;

(c)   Certificates representing Warrants, and all certificates issued in exchange therefore or in substitution thereof, shall bear the following legend in substantially the following form:

> "THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF A "U.S. PERSON" OR A PERSON IN THE UNITED STATES UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT."

The Subscriber acknowledges that the representations, warranties and covenants contained in this Certificate are made by it with the intent that they may be relied upon by the Issuer in determining its eligibility or the eligibility of others on whose behalf it is contracting thereunder to purchase Securities. It agrees that by accepting Securities it shall be representing and warranting that the representations and warranties above are true as at the Closing with the same force and effect as if they had been made by it at the Closing and that they shall survive the purchase by it of Securities and shall continue in full force and effect notwithstanding any subsequent disposition by it of such securities.

The Subscriber undertakes to notify the Issuer immediately of any change in any representation, warranty or other information relating to the Subscriber or any Beneficial Purchaser set forth herein which takes place prior to the Closing.

Dated this _____ day of _____, 2006.

If a Corporation, Partnership or Other Entity: If an Individual:

_____

Name of Entity   Signature

_____

Type of Entity   Print or Type Name

_____

Signature of Person Signing

_____

Print or Type Name and Title of Person
Signing

Schedule "I"

Wire Instructions

The Purchase Price of units subscribed will be remitted either by a check payable to the order of "Little Squaw Gold Mining Company" sent to the beneficiary address below, or by wire transfer to Little Squaw using the following bank account and beneficiary:

Bank:	Washington Trust Bank 717 West Sprague Spokane, WA 99201
Account Name:	Little Squaw Gold Private Placement
Account Number:	2308934069
ABA Number:	125100089
Beneficiary:	Little Squaw Gold Mining Company 3412 S. Lincoln Rd. Spokane, WA 99203-1650
Message:	Include the Subscriber and number of units

Exhibit 10.22


Exhibit B

Form of Warrant Certificate



LITTLE SQUAW GOLD MINING COMPANY

**CLASS C WARRANTS
TO PURCHASE SHARES
OF COMMON STOCK OF
LITTLE SQUAW GOLD MINING COMPANY**



CERTIFICATE NO.: C-♦

**Warrant to Purchase
♦ Shares of Common Stock
[Date of Issuance]**


      FOR VALUE RECEIVED, LITTLE SQUAW GOLD MINING COMPANY, a Delaware corporation (the **"Company"),** hereby certifies that _____, its successor or permitted assigns (the **"Holder"),** is entitled, subject to the provisions of this Class C Warrant, to purchase from the Company, at the times specified herein, ♦ fully paid and non-assessable shares of Common Stock of the Company, par value $0.10 per share (the **"Common Stock"),** at a purchase price per share equal to the Exercise Price (as hereinafter defined).

    1. *Definitions.* (a) The following terms, as used herein, have the following meanings:

"Affiliate" shall have the meaning given to such term in Rule 12b-2 promulgated under the Securities and Exchange Act of 1934, as amended.

"Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in the City of Seattle, Washington are authorized by law to close.

"Common Stock" means the Common Stock, par value $0.10 per share, of the Company.

"Duly Endorsed" means duly endorsed in blank by the Person or Persons in whose name a stock certificate is registered or accompanied by a duly executed stock assignment separate from the certificate with the signature(s) thereon guaranteed by a commercial bank or trust company or a member of a national securities exchange or of the National Association of Securities Dealers, Inc.

"Exercise Date" means the date a Warrant Exercise Notice is delivered to the Company in the manner provided in Section 9 below.

"Exercise Price" means US$1.50.

"Expiration Date" means 5:00 p.m. (Seattle, Washington) on **[twenty-four months from issuance date]**; provided that if such date shall in the City of Seattle, Washington be a holiday or a day on which banks are authorized to close, then 5:00 p.m. on the next following day which in the City of Seattle, Washington is not a holiday or a day on which banks are authorized to close.

"Fair Market Value" means as to any security, the average closing prices of such security's sales on the Principal Market for the day as of which "Fair Market Value" is being determined, or, if there have been no sales on any such exchanges on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day. If the Common Stock is not listed or admitted to unlisted trade privileges and bid and asked prices are not so reported, the Fair Market Value shall be determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

"Initial Warrant Exercise Date" means the date hereof.

"Person" means an individual, partnership, corporation, trust, joint stock company, association, joint venture, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"**Principal Market**" means the National Association of Securities Dealers electronic over-the-counter bulletin board ("OTCBB"), or if not quoted on the OTCBB, the primary securities exchanges or market on which such security may at the time be listed or quoted for trading.

"Warrant Shares" means the shares of Common Stock deliverable upon exercise of this Warrant, as adjusted from time to time.

2. *Exercise of Warrant*

(a)   The Holder is entitled to exercise this Warrant in whole or in part at any time on or after the Initial Warrant Exercise Date until the Expiration Date. To exercise this Warrant, the Holder shall execute and deliver to the Company a Warrant Exercise Notice substantially in the form annexed hereto. No earlier than five (5) days after delivery of the Warrant Exercise Notice, the Holder shall deliver to the Company this Warrant Certificate, including the Warrant Exercise Subscription Form forming a part hereof duly executed by the Holder, together with payment of the applicable Exercise Price. Upon such delivery and payment, the Holder shall be deemed to be the holder of record of the Warrant Shares subject to such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Warrant Shares shall not then be actually delivered to the Holder. No fractional shares will be issued.

(b)   The Exercise Price may be paid to the Company in cash or by certified or official bank check or bank cashier's check payable to the order of the Company, or by wire transfer or by any combination of cash, check or wire transfer.

(c)   If the Holder exercises this Warrant in part, this Warrant Certificate shall be surrendered by the Holder to the Company and a new Warrant Certificate of the same tenor and for the unexercised number of Warrant Shares shall be executed by the Company. The Company shall register the new Warrant Certificate in the name of the Holder or in such name or names of its transferee pursuant to paragraph 6 hereof as may be directed in writing by the Holder and deliver the new Warrant Certificate to the Person or Persons entitled to receive the same.

(d)   Upon surrender of this Warrant Certificate in conformity with the foregoing provisions, the Company shall transfer to the Holder of this Warrant Certificate appropriate evidence of ownership of the shares of Common Stock or other securities or property to which the Holder is entitled, registered or otherwise placed in, or payable to the order of, the name or names of the Holder or such transferee as may be directed in writing by the Holder, and shall deliver such evidence of ownership and any other securities or property to the Person or Persons entitled to receive the same.

(e)   In no event may the Holder exercise these Warrants in whole or in part unless the Holder is an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended (the "U.S. Securities Act"), or the Holder is a non-U.S. person (as defined in Regulation S of the U.S. Securities Act) exercising these Warrants in an "off shore transaction" in accordance with the requirements of Regulation S of the U.S. Securities Act.

(f)   Notwithstanding any other provision hereof, no Holder shall exercise these Warrants, if as a result of such conversion the holder would then become a "ten percent beneficial owner" (as defined in Rule 16a-2 under the Securities Exchange Act of 1934, as amended) of Common Stock. For greater certainty, the Warrants shall not be exercisable by the Holder or redeemed by the Company, if, after giving effect to such exercise, the holder of such securities, together with its affiliates, would in aggregate beneficially own, or exercise control or direction over that number of voting securities of the Company which is 9.99% or greater of the total issued and outstanding

voting securities of the Company, immediately after giving effect to such exercise; provided, however, that upon a holder of these Warrants providing the Company with a Waiver Notice that such holder would like to waive the provisions of this paragraph 2(f) with regard to any or all shares of Common Stock issuable upon exercise of these Warrants, this paragraph 2(f) shall be of no force or effect with regard to those shares of Common Stock referenced in the Waiver Notice; provided, further, that this provision shall be of no further force or effect during the sixty-one (61) days immediately preceding the expiration of the term of these Warrants.

3.   *Mandatory Exercise.*   Following the effectiveness of a registration statement qualifying the resale of the Warrant Shares, the Company may require Warrant holders, at any time following the date that the closing bid price of the Shares as listed on a Principal Market (as defined herein), as quoted by Bloomberg L.P. (the "Closing Bid Price") has averaged at or above $2.00 for a period of five consecutive trading days, to exercise the Warrants and acquire Warrant Shares at the applicable exercise price per Warrant Share. The Warrant holders will be required to exercise the Warrants within five (5) business days of the receipt of notice from the Company, after which time the Warrants shall be cancelled if unexercised. As used herein, "Principal Market" shall mean The National Association of Securities Dealers Inc.'s OTC Bulletin Board, the Nasdaq SmallCap Market, or the American Stock Exchange. If the Common Shares are not traded on a Principal Market, the Closing Bid Price shall mean the reported Closing Bid Price for the Common Shares, as furnished by the National Association of Securities Dealers, Inc., for the applicable periods.

4.   *Restrictive Legend.*   Certificates representing shares of Common Stock issued pursuant to this Warrant shall bear a legend substantially in the form of the legend set forth on the first page of this Warrant Certificate to the extent that and for so long as such legend is required pursuant to applicable law.

5.   *Covenants of the Company.*

(a)   The Company hereby agrees that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of its authorized but unissued shares of Common Stock or other securities of the Company from time to time issuable upon exercise of this Warrant as will be sufficient to permit the exercise in full of this Warrant. All such shares shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights.

(b)   The Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any shares of Common Stock

receivable upon the exercise of this Warrant above the amount payable therefore upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant, and (iii) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

(c)   Before taking any action which would cause an adjustment reducing the current Exercise Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of such Common Stock at such adjusted Exercise Price.

(d)   Before taking any action which would result in an adjustment in the number of shares of Common Stock for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(e)   The Company covenants that during the period the Warrant is outstanding, it will use its best efforts to comply with any and all reporting obligations under the Securities Exchange Act of 1934, as amended.

(f)   The Company will take all such reasonable action as may be necessary (i) to maintain a Principal Market for its Common Shares in the United States and (ii) to assure that such Warrant Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Principal Market upon which the Common Stock may be listed.

(g)   The Company shall preserve and maintain its corporate existence and all licenses and permits that are material to the proper conduct of its business.

(h)   The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant.

6.   Exchange, Transfer or Assignment of Warrant; Registration

(a)   Each taker and holder of this Warrant Certificate by taking or holding the same, consents and agrees that the registered holder hereof may be treated by the Company and all other persons dealing with this Warrant Certificate as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby.

(b)   The Holder agrees that it will not transfer, hypothecate, sell, assign, pledge or encumber any Warrants or Warrant Shares unless such securities are registered under the U.S. Securities Act and registered or qualified under any applicable state securities laws or such transfer

is effected pursuant to an available exemption from registration.

(c)   The Holder of this Warrant has been granted certain registration rights by the Company. The registration rights are set forth in that certain Subscription Agreement between the Company and the Holder under which this Warrant was issued. The terms of the Subscription Agreement are incorporated herein by this reference.

7.   *Anti-Dilution Provisions*. The Exercise Price in effect at any time and the number and kind of securities purchasable upon the exercise of the Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a)   In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the number of Warrant Shares shall be proportionately adjusted to reflect such dividend, distribution, subdivision, reclassification or combination. For example, if the Company declares a 2 for 1 stock split and the number of Warrant Shares immediately prior to such event was 200,000, the number of Warrant Shares immediately after such event would be 400,000. Such adjustment shall be made successively whenever any event listed above shall occur.

(b)   Whenever the number of Warrant Shares is adjusted pursuant to Subsection (a) above, the Exercise Price shall simultaneously be adjusted by multiplying the Exercise Price immediately prior to such event by the number of Warrant Shares immediately prior to such event and dividing the product so obtained by the number of Warrant Shares, as adjusted. If an Exercise Price has not yet been established, an adjustment thereof shall be deferred until one is established pursuant to the terms of this Warrant.

(c)   No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least five percent (5%) in such price; provided, however, that any adjustments which by reason of this Subsection (c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section 7 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

(d)   Whenever the Exercise Price is adjusted, as herein provided, the Company shall promptly cause a notice setting forth the adjusted Exercise Price and adjusted number of Shares issuable upon exercise of each Warrant to be mailed to the Holder. The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section 7, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(e)   In the event that at any time, as a result of an adjustment made pursuant to Subsection (a) above, the Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsection (a), above.

(f)   Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in this Warrant.

(g)   In case at any time or from time to time conditions arise by reasons of action taken by the Company, which in the reasonable opinion of its Board of Directors, are not adequately covered by the provisions of Section 7 hereof, and which might materially and adversely affect the exercise rights of the Holder hereof, the Board of Directors shall appoint a firm of independent certified public accountants, which may be the firm regularly retained by the Company, which will give their opinion upon the adjustment, if any, on a basis consistent with the standards established in the other provisions of Section 7 necessary with respect to the Exercise Price then in effect and the number of shares of Common Stock for which the Warrant is exercisable, so as to preserve, without dilution, the exercise rights of the Holder. Upon receipt of such opinion, the Board of Directors shall forthwith make the adjustments described therein.

8. *Loss or Destruction of Warrant*. Upon receipt by the Company of evidence satisfactory to it (in the exercise of its reasonable discretion) of the loss, theft, destruction or mutilation of this Warrant Certificate, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant Certificate, if mutilated, the Company shall execute and deliver a new Warrant Certificate of like tenor and date.

9. *Notices*. Any notice, demand or delivery authorized by this Warrant Certificate shall be in writing and shall be given to the Holder or the Company, as the case may be, at its address (or telecopier number) set forth below, or such other address (or telecopier number) as shall have been furnished to the party giving or making such notice, demand or delivery:

If to the Company: LITTLE SQUAW GOLD MINING COMPANY
3412 S. Lincoln Dr.
Spokane, WA 99203-1650
Attention: Ted R. Sharp, Chief Financial Officer
Fax: 509-624-2878

with a copy to:

DORSEY & WHITNEY LLP
Republic Plaza Building
370 Seventeenth Street, Suite 4700
Denver, CO 80202-5647
Attention: Kenneth G. Sam
Fax: 303-629-3450

If to the Holder: at the address set forth on the last page of this Warrant.

Each such notice, demand or delivery shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified herein and the intended recipient confirms the receipt of such telecopy or (ii) if given by any other means, when received at the address specified herein.

10.   *Rights of the Holder*. Prior to the exercise of any Warrant, the Holder shall not, by virtue hereof, be entitled to any rights of a shareholder of the Company, including, without limitation, the right to vote, to receive dividends or other distributions, to exercise any preemptive right or any notice of any proceedings of the Company except as may be specifically provided for herein.

11.   *GOVERNING LAW*. THIS WARRANT CERTIFICATE AND ALL RIGHTS ARISING HEREUNDER SHALL BE CONSTRUED AND DETERMINED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF WASHINGTON, AND THE PERFORMANCE THEREOF SHALL BE GOVERNED AND ENFORCED IN ACCORDANCE WITH SUCH LAWS.

12.   *Amendments; Waivers*. Any provision of this Warrant Certificate may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Holder and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

13.   *Company Reorganization.* In the event of any sale of substantially all the assets of the Company or any reorganization, reclassification, merger or consolidation of the Company where the Company is not the surviving entity, then as a condition to the Company entering into such transaction, the entity acquiring such assets or the surviving entity, as the case may be, shall agree to assume the Company's obligations hereunder.

****

IN WITNESS WHEREOF, the Company has duly caused this Warrant to be signed by its duly authorized officer and to be dated as of **[Issuance Date]**.

LITTLE SQUAW GOLD MINING COMPANY

By:_____
Name:_____
Title:_____

HOLDER:

_____
_____
_____
(Name and address)

Exhibit 10.23

MINING LEASE

THIS MINING LEASE ("Agreement") is made this 16th day of October, 2006 by and between DAVID C. AND DEBRA J. KNIGHT LIVING TRUST, a Revocable Trust Declaration of Trust December 20, 1995 in Elko County, Nevada ("Owner"); and LITTLE SQUAW GOLD MINING COMPANY, a Delaware corporation ("Lessee").

RECITALS

A. Owner owns and possesses the "BHW" group of 22 unpatented lode mining claims situated in Mineral County, Nevada. The claims are more particularly described as follows:

Claim Name	County Index Numbers	BLM Serial Numbers
BHW 5 - 16	131127 - 131138	868161 - 868172
BHW 17 - 24	129853 - 129860	858440 - 858447
BHW 25 - 26	131139 & 131140	868173 - 868174

The foregoing claims are situated in Sections: 20, 21, 22, 27, & 28, T.14N., R.35E., MDM.

These claims, together with all ores, minerals, surface and mineral rights, and the right to explore for, mine, and remove the same, and all water rights and improvements, easements, licenses, rights-of-way and other interests appurtenant thereto, shall be referred to collectively as the "Property."

B. The parties now desire to enter into an agreement giving Lessee the exclusive

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R.R.W.
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right to explore, develop, and mine the Property.

THEREFORE, the parties have agreed as follows:

SECTION ONE

Lease Term and Royalties

1.1   Term of Lease. Owner hereby leases the Property to Lessee for an initial term of ten (10) years. The Lease may be extended in five (5) year increments thereafter for a total term of Forty (40) years, and for as long as mining operations are conducted therefrom, provided that Lessee (a) gives sixty (60) days advance written notice of its intention to renew the Lease for each period of five years and (b) is not under default under the Lease. The Effective Date of this Agreement will be the date upon which the lease payment required in paragraph 1.2(a) below is made, and all rights and obligations shall be calculated on the basis of that date.

1.2   Lease Payments. Until production is achieved from the Property, Lessee shall make the following Lease Payments to Owner:

     a.   Lessee did make an advance initial lease payment to Owner of TWELVE THOUSAND FIVE HUNDRED DOLLARS ($12,500.00) on September 14, 2006 in fulfillment of the first year's Lease Payment .

     b.   Commencing on the first anniversary of the Effective Date

Agreement, Lessee shall make the following Lease Payments to Owner:

Anniversary of Effective Date of Agreement	Annual Lease Payment
Years 1 through 5	$12,500.00
Years 6 through 10	$17,500.00
Years 11 and all years thereafter	$17,500.00 plus adjustments for the cost of living/inflation

c.   Lessee shall have the option to make the Lease Payments either in cash, or in a combination of up to 50% in Lessee's common shares with the balance in cash. The number of shares to be issued in lieu of cash shall be computed based on the average of five days trading prices starting 15 trading days prior to the payment due date divided into the non cash amount of the payment to be made. The shares to be issued shall be unregistered shares restricted under SEC Rule 144. The Lessee shall not be obligated to register the shares with the SEC, however the Lessee shall piggy back those shares on the next SB-2 registration, if any, of shares the Lessee stock following any issuance of shares as partial payment of a Lease Payment.

1.3　Production Royalties. Upon commencing production of valuable minerals from the Property, Lessee shall pay Owner a royalty on production equal to 2.5 percent (2.5%) of net smelter returns. The term "net smelter returns" shall mean the gross value of ores or concentrates shipped to a smelter or other processor (as reported on the smelter settlement sheet) less the following expenses actually incurred and borne by Lessee:

a.　Sales, use, gross receipts, severance, and other taxes, if any, payable with respect to severance, production, removal, sale or disposition of the minerals from the Property, but excluding any taxes on net income;

b.　Charges and costs, if any, for transportation from the mill to places where the minerals are smelted, refined and/or sold; and

c.　Charges, costs (including assaying and sampling costs specifically related to smelting and/or refining), and all penalties, if any, for smelting and/or refining.

In the event smelting or refining are carried out in facilities owned or controlled, in whole or in part, by Lessee, charges, costs and penalties for such operations shall mean the amount Lessee would have incurred if such operations were carried out at facilities not owned or controlled by Lessee then offering comparable services for comparable products on prevailing terms.

Payment of production royalties shall be made not later than thirty (30) days after receipt of payment from the smelter. All payments shall be accompanied by a statement

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explaining the manner in which the payment was calculated.

Lessee shall have the option to make the production royalty payments either in cash, or in a combination of up to 50% in Lessee's common shares with the balance in cash, as described in Section 1.2c above.

1.4   Mineral Specimens: The Owner will have exclusive and preemptory rights to collect and sell specimen grade minerals produced from property. Owner must first obtain written permission from the Lessee each time specimen minerals are to be collected. Lessee shall respond to each of Owners permission requests within two business (2) days, and shall not unreasonably withhold permission. Gold specimens may be purchased by Owner for 15% below the spot price of gold. The weight of gold specimen will be determined by weight of the entire specimen including matrix. Sale of other mineral specimens will split on a 70% Owner - 30% Lessee basis.

1.5   Option to Purchase Gold Royalty Interest. From time-to-time, at any time during the term of this Agreement, Lessee shall have the right to purchase one and one half (1½) "points" of Owner's gold production royalty, each one and one half (1½) "points" being equivalent to 1.5% of net smelter returns. The purchase price for each royalty "point" shall be as follows:

Average Price of Gold for Preceding 30 Days	Price Per Royalty "Point"
$300.00 per ounce and lower	$1,500,000.00
$300.01 to 400.00 per ounce	$2,000,000.00
$400.01 to 500.00 per ounce	$3,000,000.00
$500.01 to 600.00 per ounce	$4,000,000.00
$600.01 to 700.00 per ounce	$5,000,000.00
$700.01 to 800.00 per ounce	$6,000,000.00
$800.01 to 900.00 per ounce	$7,000,000.00

This same formula shall be followed to calculate the Price Per Royalty "Point" for additional increase in the gold price.

Under no circumstance can Owner's royalty be reduced below one percent (1%) of net smelter returns. Lessee will deliver notice of its intention to purchase one and one half (1½) points to Owner, and the parties will exchange the purchase price and deed for the royalty point(s) within fifteen (15) days following Lessee's notice to Owner. Lessee shall have the option to make purchase production royalty points either in cash, or a combination of up to 50% in common shares of Lessee and the balance in cash, in a manner as provided for in 1.2c above.

1.6   Area of Interest. The parties hereby create the following Area of Interest situated in Mineral County, Nevada: one (1) mile from claim boundary.

Any claims located or properties acquired by either party within the Area of Interest shall be subject to all of the terms and conditions of this Agreement. Should the Owner acquire claims or property within the area of interest the Owner will be reimbursed his costs at his standard rate for his services, by the Lessee, if the Lessee wishes to include the claims or property in this agreement.

1.7 Delivery of Data. Upon execution of this Agreement, Owner shall deliver to Lessee copies of all maps, deeds, and other documents in its possession which pertain to the claim title and boundaries, prior workings, exploration and production history, and so forth.

SECTION TWO

Mining Operations

2.1 Right to Explore, Develop and Mine. Upon execution of this Agreement, Lessee shall have the right to make geological investigations and surveys, to drill on the Property by any means, and to have all the rights and privileges incident to ownership of the Property, including without limitation the right to mine underground or on the surface, extract by leaching in place or any other means, remove, save, mill, concentrate, treat, and sell or otherwise dispose of ores, concentrates, mineral-bearing earth and rock and other products therefrom.

In the event that Owner establishes a millsite on the property, Owner will transfer all of its right, title and interest to the mineral claims upon which the millsite is situated for One ($1.00) Dollar, except that Lessee shall remain obligated to pay Owner production royalties as set forth herein on any and all minerals produced from such mineral claims.

2.2   Conduct of Work. Lessee shall perform its mining activities on the Property in accordance with good mining practice, shall comply with the applicable laws and regulations relating to the performance of mining operations on the Property, and shall comply with the applicable worker's compensation laws of the State of Nevada.

2.3   Liability. During the term of the Agreement, Lessee shall indemnify and hold Owner harmless from any claims, demands, liabilities or liens arising out of Lessee's activities on the Property.

2.4   Liens. Lessee shall keep the Property free and clear from any and all mechanics' or laborers' liens arising from labor performed on or material furnished to the Property at Lessee's request. However, a lien on the Property shall not constitute a default if Lessee, disputes the validity of the claim, in which event the existence of the lien shall constitute a default thirty (30) days after the validity of the lien has been

adjudicated adversely to Lessee.

2.5   Installation of Equipment. Lessee may install, maintain, replace, and re-move during the term of this Agreement any and all mining machinery, equipment, tools, and facilities which it may desire to use in connection with its mining activities on the Property. Upon termination of this Agreement for any reason, Lessee shall have a period of one (1) year following such termination during which it may remove all or part of the above items at its sole cost and expense

2.6   Acquisition of Permits. Lessee shall acquire all federal, state and county permits required for its operations. Lessee shall be responsible for reclamation of only those areas disturbed by Lessee's activities. All bond amounts will revert to Lessee upon satisfactory completion of the reclamation program.

2.7   Commingling of Ore. Lessee shall have the right to commingle ores from the Property with ores from other properties provided that Lessee weighs and samples Owner's ores in accordance with sound mining and metallurgical practices and accounts for Owner's share of production.

2.8   Drill Logs, Assays, and Maps. Copies of all drill logs, exploration

information, assays, maps, metallurgical studies, and other factual information pertaining to the Property shall be furnished by Lessee to Owner on an annual basis and within ninety (90) days of the expiration or termination of this Agreement.

SECTION THREE

Inspection by Owner

3.1   Inspection of Property.   Owner, or Owner's authorized agents or representatives, shall be permitted to enter upon the Property at all reasonable times for the purpose of inspection, but shall enter upon the Property at Owner's own risk and so as not to hinder unreasonably the operations of Lessee. Owner shall indemnify and hold Lessee harmless from any damage, claim, or demand by reason of injury to Owner or Owner's agents or representatives on the Property or the approaches thereto.

3.2   Inspection of Accounts. Lessee agrees to keep accurate books of account reflecting the mining operations on the Property, and Owner shall have the right, either personally or through a qualified accountant of Owner's choice and at Owner's cost, to examine and inspect the books and records of Lessee pertaining to the mining, milling and shipping operations of Lessee.

SECTION FOUR

Taxes

Lessee shall pay all taxes levied or assessed upon any improvements placed on the Property by Lessee. Upon termination of this Agreement for any reason, taxes shall be apportioned between the parties on a calendar year basis for the remaining portion of the calendar year. However, Owner shall not be liable for taxes on any tools, equipment, machinery, facilities, or improvements placed upon the Property.

SECTION FIVE

Maintenance of Claims

5.1   Claim Maintenance Fees. So long as the annual assessment requirement is suspended, Lessee shall pay all federal claim maintenance fees and filing costs required to maintain the Property in good standing. Lessee shall provide evidence of payment to Owner by June 30 of each year, except for 2006, in which case Owner will make the payment and Lessee will reimburse Owner upon presentation of a paid receipt for the payment. Owner shall record an Affidavit and Notice of Intent to Hold in Mineral County by September 1 of 2006, and Lessee shall record it by September 1 for each subsequent year of this Agreement. If Lessee terminates this Agreement before June 30 of any year, Lessee shall not be responsible for lease payments due in that calendar year.

5.2   Assessment Work. If the requirement of annual assessment work is restored by Congress, Lessee shall be responsible for the performance and filing of assessment work unless this Agreement is terminated as hereinafter provided. In the event of termination after June 30 of any calendar year, Lessee shall be responsible for the performance and filing of assessment work for that year.

5.2   Relocation, Amendment, and Patent. At any time during which this Agreement is in effect, Lessee may, with the express written consent of Owner but at its own expense, relocate, amend or apply for patent on any of the unpatented mining claims included in the Property, and such relocated, amended, and patented claims shall be deemed to be covered by the provisions of this Agreement.

5.4   Mineral Leasing. In the event of repeal or substantial change in the Mining Law of 1872, Lessee shall have whatever rights may be afforded to Owner under the new laws, including (but not limited to) whatever preferred right Owner may have to a lease from a governmental agency, subject to the payment to Owner of the production royalties prescribed in Section One.

SECTION SIX

Termination and Default

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6.1   Termination. Lessee shall have the right to terminate this Agreement at its sole discretion at any time by giving sixty (60) days' advance written notice of termination to Owner. Upon termination, Owner shall retain all payments previously made as liquidated damages and this Agreement shall cease and terminate. Lessee will provide Owner with all factual data, maps, assays, and reports pertaining to the Property. Lessee will also deliver a Quitclaim Deed to Owner.

6.2   Default. If Lessee fails to perform its obligations under this Agreement, and in particular fails to make any payment due to Owner hereunder, Owner may declare Lessee in default by giving Lessee written notice of default which specifies the obligation(s) which Lessee has failed to perform. If Lessee fails to remedy a default in payment within fifteen days (15) of receiving the notice of default, and thirty (30) days for any other default, Owner may terminate this Agreement and Lessee shall peaceably surrender possession of the Property to Owner. Notice of termination shall be in writing and served in accordance with this Agreement.

6.3   Obligations Following Termination. In the event of voluntary or involuntary termination, Lessee shall surrender possession of the Property to Owner and shall have no further liability or obligation under this Agreement except for its obligation (1) to pay its apportioned share of taxes, as provided for in Section Four; (2) to pay any

advance and production royalties then owed to Owner; (3) to pay the cost of removal of all equipment as stated in Section 2.5; (4) to fulfill its reclamation responsibility as stated in Section 2.6; (5) to satisfy any accrued obligations or liabilities; and (6) to satisfy any other obligation imposed by this Agreement or by law.

SECTION SEVEN

Notices and Payments

7.1   Notices. All notices to Lessee or Owner shall be in writing and shall be deemed served if mailed if mailed by certified or registered mail, return receipt requested, to the addresses below. Notice of any change in address shall be given in the same manner.

TO OWNER: David C. and Debra J. Knight Living Trust

109 Fir Street

Elko, Nevada   89801-3023

TO LESSEE: Richard R. Walters

Little Squaw Gold Mining Company

3412 S. Lincoln Drive

Spokane, Washington   99203-1650

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SECTION EIGHT

Assignment

Lessee may assign this Agreement at any time, in whole or in part, upon the prior consent of Owner, which consent shall not be unreasonably withheld.

SECTION NINE

Warranty of Title

9.1   Warranty.   Owner warrants and represents, to the best of Owner's knowledge and belief at the execution of this Agreement, that it is the owner of the unpatented mining claims described in Recital "A" and all lode mineral rights within the boundary of these claims, subject to the paramount title of the United States (but excepting those portions that may overlap adjacent fee lands); that the claims are valid under the mining laws of the United States and the State of Nevada; and that Owner has and will continue to have the right to commit the claims to this Agreement. Owner further warrants that all records have been filed with the Bureau of Land Management pursuant to 43 C.F.R., Subpart 3833. Owner further warrants that it is not aware of any claim disputes, legal actions, or environmental citations affecting the Property.

9.2   Examination of Title Documents.   Promptly after execution of this

Agreement, Owner shall deliver to Lessee copies of all certificates of location, affidavits of annual assessment work and any other documents bearing upon Owner's title, interest, or ownership in the Property. Lessee may then undertake such further investigation of the title and status of the claims as Lessee shall deem necessary. If that investigation should reveal defects in the title, Owner agrees to proceed forthwith to cure said title defects to the satisfaction of Lessee; and in the event Owner should not do so, Lessee may cure such title defects and deduct the expense incurred, including reasonable attorney's fees, from any payment to be made hereunder.

9.3   No Liability for Loss of Claims. Lessee shall not be held liable for the loss of any claims by virtue of invalid location by Owner. Lessee shall not be held liable for the loss of any claims due to any act of governmental agencies, provided that Lessee has taken all reasonable and legal means to protect and maintain such claims.

SECTION TEN

Force Majeure

10.1   Suspension of Obligations. If Lessee is prevented by Force Majeure from timely performance of any of its obligations hereunder, except the payment of money, the failure of performance shall be excused and the period for performance shall be extended for an additional period equal to the duration

of Force Majeure. Upon the occurrence and upon the termination of Force Majeure, Lessee shall promptly notify Owner in writing. Lessee shall use reasonable diligence to remedy Force Majeure, but shall not be required to contest the validity of any law or regulation or any action or inaction of civil or military authority.

10.2 Definition of Force Majeure. "Force Majeure" means any cause beyond a party's reasonable control, including law or regulation; action or inaction of civil or military authority; inability to obtain any license, permit, or other authorization that may be required to conduct operations on or in connection with the Property; interference with mining operations by a lessee of oil, gas, or geothermal resources under the Property; unusually severe weather; mining casualty; unavoidable mill shutdown; damage to or destruction of mine plant or facility; fire; explosion; flood; insurrection; riot; labor disputes; inability after diligent effort to obtain workmen or material; delay in transportation; and acts of God (but excepting any obligation to pay money).

10.3 Economic Force Majeure. During the extended term of this Agreement, Lessee shall have the right to suspend operations and hold the Property during periods of Economic Force Majeure. "Economic Force Majeure" shall mean periods during which the price of gold or other mineral commodities is too low to allow economic recovery and

sale of ore from the Property.

SECTION ELEVEN

Miscellaneous Provisions

11.1 Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators, successors, and assigns.

11.2 Applicable Law. The terms and provisions of this Agreement shall be interpreted in accordance with the laws of the State of Nevada.

11.3 Entire Agreement. This Agreement terminates and replaces all prior agreements, either written, oral or implied, between the parties hereto, and constitutes the entire agreement between the parties.

11.4 Recording Memorandum of Agreement. The parties hereto agree to execute a Memorandum of this Agreement (short form) for the purpose of recording same in the records of Mineral County, Nevada so as to give public notice, pursuant to the laws of the State of Nevada, of the existence of this Agreement. This Memorandum of Agreement shall also include a Notice of Non-Responsibility.

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11.5　Void or Invalid Provisions.　If any term, provision, covenant or condition of this Agreement, or any application thereof, should be held by a court of competent jurisdiction to be invalid, void or unenforceable, all provisions, covenants and conditions of this Agreement, and all applications thereof not held invalid, void or unenforceable, shall continue in full force and effect and shall in no way be affected, impaired, or invalidated thereby.

11.6　Time of the Essence.　Time is of the essence of this Agreement and each and every part thereof.

11.7　Confidentiality.　All reports and data provided by Lessee to Owner shall be held in strictest confidence, and Owner shall not disclose such information without Lessee's prior written consent.

11.8　No Partnership.　Nothing in this Agreement shall create a partnership between Owner and Lessee.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

DAVID C. AND DEBRA J. KNIGHT
LIVING TRUST, a Revocable Trust
Declaration of Trust December 20, 1995 in
Elko County, Nevada

BY _____

David Copper Knight, Trustee

BY _____

Debra Jane Knight, Trustee

LITTLE SQUAW GOLD MINING COMPANY

BY _____

Richard R. Walters, President & Director

Exhibit 10.24

INDEPENDENT CONTRACTOR AGREEMENT
FOR
CONSULTING MANAGEMENT SERVICES

THIS INDEPENDENT CONTRACTOR AGREEMENT ("Agreement") is entered into as of the 1st day of January, 2007 (the "Effective Date") by and between Little Squaw Gold Mining LSGMC ("LSGM"), with its principal place of business located in Spokane, Washington, and Ted R. Sharp ("Consultant"), Nampa, Idaho.

WHEREAS, LSGM and Consultant recognize that Consultant will provide certain services for LSGM as a consultant including but not limited to executive management functions and financial management functions; and

WHEREAS, LSGM and Consultant desire to enter into this Agreement setting forth the terms and conditions of the business relationship.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the sufficiency of such consideration is expressly acknowledged by the parties, LSGM and Consultant hereby agree as follows:

1. <u>Services</u>. Consultant shall be the Chief Financial Officer, Secretary, and Treasurer of LSGM, as of January 1, 2007, and shall perform the duties and responsibilities of those positions. In addition, the Consultant shall provide such other executive management functions and financial management functions as may be requested by LSGM and acceptable to the Consultant. For purposes of this Agreement, the duties and responsibilities of the Chief Financial Officer, Secretary and Treasurer and such additional services as are requested by LSGM and accepted by the Consultant shall be referred to as the "Services".

2. <u>Term</u>. The term of this Agreement is for a period commencing January 1, 2007 and ending December 31, 2007. This Agreement may be terminated at anytime by either party upon receipt of reasonable notice. Reasonable notice is defined as a written notice received by the other party not less than fifteen (15) days prior to the termination date. The parties to this Agreement reserve the right to cancel this Agreement at any time by mutual agreement.

3. <u>Compensation</u>.

   3.1. <u>Consulting Fee</u>. As consideration for performance of the Services, LSGM will pay Consultant a flat rate consulting fee of seven thousand five hundred dollars ($8,250) per month.

   3.2. <u>Payment</u>. The consulting fee payable to Consultant is payable by LSGMC within fifteen (15) days of receipt of an invoice for Services from the Consultant.

   3.3. <u>Expenses</u>. LSGM will reimburse the Consultant for all his reasonable expenses incurred in the course of performing his duties with the exception of those expenses involved in commuting to and from his home and principal business office in Nampa, Idaho and

Spokane, Washington, including his living expenses while in Spokane. Also excepted are any rental or usage fees for the Consultant's business office in Nampa, Idaho, and for use of the office equipment therein. Consultant's applicable telecommunications and office consumables are reimbursable expenses. Individual expense greater than $1,000 are subject to prior approval of the President. Advances up to $5,000 per month may be provided to Consultant at the discretion of the President. Consultant will provide a monthly expense accounting on a timely basis and on a form to be provided by LSGMC. All Consultant's monthly expense accounts are subject to acceptance approvals the President. Receipts or other proofs of expenditures exceeding $50 made on behalf of LSGMC are required to be submitted with Consultant's monthly expense accounts. LSGMC reserves the right to withhold reimbursement of those expense items over $50 that are not receipted. Items of expense less than $50 are to be receipted in-so-far as reasonably possible. LSGMC will reimburse Consultant for the amount of each of his monthly expense account reports less any outstanding expense advance balance within fifteen (15) days of receiving his expense report.

3.4. Additional Terms Regarding Compensation. Pursuant to this Agreement: (i) Consultant will be required to submit an invoice for payment for Services; (ii) LSGM will report payments to Consultant for Services on an IRS Form 1099; and (iii) Consultant will be required to provide state Business Identification numbers, a federal identification number, and evidence of professional or business liability and medical insurances.

4. Other Terms and Conditions.

4.1. Status. Consultant's status under this Agreement shall be that of an independent contractor and not that of an employee or agent. This Agreement does not create any other relationship of any kind, including, without limitation, joint venture, partnership or other relationship of any similar kind between or among the Consultant and LSGM, LSGM's affiliates, and/or its business partners. As an independent contractor, Consultant is solely responsible for payment of all taxes relating to Services, including but not limited to, all federal, state and local income taxes, employment related taxes, self-employment taxes and all withholding taxes relating to any employee of Consultant.

4.2. Performance of Services – Sarbanes-Oxley Compliance. This Agreement does not include the Company's Sarbanes-Oxley Rule 404 compliance effort. While the Consultant may direct and perform this compliance with the assistance of other resources, any fees to the Company resulting from this additional effort will be quoted and invoiced separate from this Agreement.

4.3. Performance of Services – Other. For Services other than those normally performed by the Chief Financial Officer, Secretary or Treasurer of a company, LSGM and Consultant will jointly determine general time guidelines for the completion of those additional Services. Consultant shall determine the method for the performance of such additional Services and, within the time specifications, the period of time in which the work is to be performed.

4.4. <u>Time</u>. Consultant is required and expected to devote such time and services as may be necessary to perform the Services.

4.5. <u>No Benefits</u>. Both LSGM and Consultant agree that no benefits will be provided to Consultant other than cash payments for Services performed hereunder.

5. <u>Confidential Information</u>. Consultant acknowledges that Consultant, in the course of his Services for LSGM, will acquire, have access to and/or develop information and knowledge with respect to the following ("Confidential Information"): (i) confidential business operations, procedures, long range plans, short range plans, pricing, business contacts and the like, (ii) intellectual properties, technologies, ideas and the like, (iii) computer programs, designs, applications and software, and (iv) any other item or matter that LSGM would reasonably desire to have kept confidential. Consultant agrees that (i) Confidential Information is proprietary to LSGM and (ii) at no time during the term of this Agreement or at any time after the termination of this Agreement will Consultant use (for Consultant's benefit) or disclose to anyone else, Confidential Information except in performance of the Services for LSGM. On termination of this Agreement, Consultant shall not be entitled to keep or reproduce Confidential Information in any form, and shall promptly return any Confidential Information to LSGM. Confidential Information does not include information in the public domain.

6. <u>Ownership of Intellectual Property</u>. All intellectual property, technology, ideas and all Confidential Information (as defined at Section 5, above) of LSGM or developed by Consultant, either alone or in conjunction with others, as a result of Consultant's Services rendered to LSGM, is and shall be the sole property of LSGM. Consultant agrees that, at any time requested by LSGM (both during or after the term of this Agreement), Consultant shall (i) deliver to LSGM any and all documents, electronically stored information, property or the like relating to the property described in this Section 6 and Confidential Information, and (ii) execute any documents of assignment to document LSGM's ownership of the same.

7. <u>Enforcement</u>. Consultant acknowledges that actual or threatened breach of Sections 5, or 6 could cause irreparable harm to LSGM. In the event of Consultant's actual or threatened breach of any said section, LSGM may seek an injunction or order restraining Consultant without proof of monetary damages. Nothing contained herein shall be construed as preventing LSGM from pursuing any other available remedies for such breach or threatened breach, including the recovery of damages from Consultant. The terms of this paragraph and Sections 5 and 6 shall be continuing covenants which survive termination of this Agreement.

8. <u>Severability</u>. Should any provision of this Agreement be held invalid or unenforceable, the remainder of this Agreement shall nevertheless remain in full force and effect. Furthermore, if any one or more of the provisions of this Agreement for any reason shall be held to be excessively broad as to activity or subject, it shall be construed by limiting and/or reducing it, so as to be enforceable to the extent compatible with applicable law.

9. <u>Enforcement</u>. This Agreement is to be construed in accordance with the laws of the State of Washington, without reference to its choice of laws provisions. Venue of any action arising in connection with this Agreement must be laid in the County of Spokane.

10. Waivers. If LSGM or Consultant waives a breach of this Agreement, by the other, that waiver will not operate or be construed as a waiver of later breaches.

11. Assignment. This Agreement may not be assigned by Consultant.

12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13. Attorneys' Fees. In the event that either party shall bring an action, during or after the termination of this Agreement, in connection with the performance, breach or interpretation of this Agreement, or in any way relating to Consultant's Services to LSGM, the prevailing party as determined by the court in such action shall be entitled to recover from the losing party all reasonable costs and expenses of litigation, including attorneys' fees, court costs, costs of investigation, accounting and other costs reasonably related to said litigation, in such amount as may be determined in the sole discretion of the court having jurisdiction over such action.

14. Notices. Any notices given in connection with this Agreement shall be given in writing and shall be sent by Certified Mail, Return Receipt Requested, to the other party at the other party's address stated under his, her or its signature below. Either party may change its address stated herein by giving notice of the change in accordance with this section.

15. Entire Agreement. This Agreement is intended by the parties hereto to constitute the entire understanding of the parties with respect to the Consultant's Services to LSGM. It supersedes any prior arrangements, understandings, writings or communications among them and cannot be amended, modified or supplemented in any respect except by subsequent written agreements signed by LSGM and Consultant.

IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

LSGM:
Little Squaw Gold Mining LSGMC: Consultant:

Richard R. Walters   _Ted R. Sharp_

Richard R. Walters,   Ted R. Sharp
President   714 Whisperwood Ct.
                                              Nampa, Idaho 83686

Exhibit 23.5

NORDWAND ENTERPRIZE
P.O. Box 82811
FAIRBANKS, ALASKA 99708 USA
907-474-0943 (VOICE & FAX)
JOKEENER@ACSALASKA.NET

Consent of Author

Attention: Corporate Finance
United States Securities and Exchange Commission

Attention: Corporate Finance
Little Squaw Gold Mining Company
3412 Lincoln Drive
Spokane, Washington 99203 USA

I, Jeffrey O. Keener, contract geologist doing business as NordWand Enterprize of P.O.
Box 82811, Fairbanks, Alaska, 99708, USA, authored and prepared the letter: Letter of
Recommendation for the Little Squaw Creek placer gold deposits, hereafter known as
'Letter'. This Letter was produced by myself on 1 October 2006.

I hereby consent to the filing of the Letter in the public files of the Untied States
Securities and Exchange Commission (hereafter known as USSEC) for use in a SB-2
filing with the USSEC and to any use of and reference to the subject matter of the Letter.
I also consent to the use of my name as author of the Letter.

I hereby certify that there is no reason to believe that there are any misrepresentations in
information derived in the Letter or that the written disclosure in the Letter contains any
misrepresentations.

Dated this day, 5 October 2006



Jeffrey O. Keener
NordWand Enterprize
AIPG MEM-0777

Exhibit 23.6



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated March 4, 2006, with respect to the balance sheets of Little Squaw Gold Mining Company as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and from the date of inception on March 26, 1959 through December 31, 2005, which report appears in a Form SB-2 Registration Statement Under the Securities Act of 1933 dated February 26, 2007.

DeCoria, Maichl + Teague P.S.

DeCoria, Maichel & Teague, P.S.
Spokane, Washington
February 26, 2007